  As filed with the Securities and Exchange Commission on October 25, 2001

                         Registration No. 333-64216

                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM S-6
                  FOR REGISTRATION UNDER THE SECURITIES ACT
                  OF 1933 OF SECURITIES OF UNIT INVESTMENT
                      TRUSTS REGISTERED ON FORM N-8B-2

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                         (Exact Name of Registrant)

                   GENERAL AMERICAN LIFE INSURANCE COMPANY
                700 Market Street, St. Louis, Missouri 63101
        (Name and Address of Principal Executive Office of Depositor)

                       Christopher A. Martin, Esquire
                     Metropolitan Life Insurance Company
                700 Market Street, St. Louis, Missouri 63101
             (Name and Address of Agent for Service of Process)




Title of Securities Being Registered: The variable portion of flexible
                                      ---------------------------------
premium variable life insurance contracts called Executive Benefit Flexible
---------------------------------------------------------------------------
Premium Variable Life Insurance.
-------------------------------

Approximate Date of Proposed Public Offering: As soon as practical after the
                                              ------------------------------
effective date of this Registration Statement.
---------------------------------------------

The Registrant intends to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or on such date as the Commission, acting pursuant to said Section 8(a), may determine that the Registration Statement shall become effective.

                              EXECUTIVE BENEFIT
               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                                  ISSUED BY
                   GENERAL AMERICAN LIFE INSURANCE COMPANY
                              700 MARKET STREET
                             ST. LOUIS, MO 63101
                               (314) 231-1700



This Prospectus describes an individual flexible premium variable life insurance Policy ("the Policy") offered by General American Life Insurance Company ("General American" or "the Company"). The Policy is designed to provide lifetime insurance protection and to provide maximum flexibility to vary premium payments and change the level of death benefits payable under the Policy. This flexibility allows you to provide for changing insurance needs under a single insurance policy. You also have the opportunity to allocate Net Premiums among several investment portfolios with different investment objectives.

The Policy provides:
(1)  a Cash Surrender Value that can be obtained by surrendering the Policy;
(2)  Policy Loans; and
(3)  a death benefit payable at the Insured's death.
As long as a Policy remains in force before the Insured's Attained Age 100, the death benefit will be at least the current Face Amount of the Policy. A Policy will remain in force as long as its Cash Value, less any Indebtedness, is sufficient to pay the monthly charges.

After the end of the "Right to Examine Policy" period, you may allocate the Net Premiums to one or more of the Divisions of General American Separate Account Eleven ("the Separate Account") or to General American's General Account.

You will find a list of the Funds in the Separate Account, the fund managers, and the investment objectives in the Summary on page 16. Note that investment results in the Separate Account are not guaranteed -- you may either make money or lose money. Depending on investment results, the policy could lapse or the death benefit could change. The Prospectus of each Fund contains a full description of the Fund, including the investment policies, restrictions, risks, and charges. You should receive a Prospectus for each Fund along with this Prospectus for the Policy.

In most policies you may also invest all or part of your cash value in the General Account, which guarantees at least 3% interest.

It may not be advantageous to purchase a Policy as a replacement for another type of life insurance or as a means to obtain additional insurance protection if the purchaser already owns another flexible premium variable life insurance policy.

The Company offers other variable life insurance products which may or may not better match your needs or interest.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Please read this Prospectus carefully and keep it for future reference. The date of this Prospectus is August 1, 2001. The Policies are not available in all states.

This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made. No dealer, salesman, or other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such other information or representations must not be relied upon.

                                             TABLE OF CONTENTS

                                                                                                      Page
Summary..................................................................................................1
Definitions.............................................................................................14
The Company and the Separate Account....................................................................15
    The Company
    The Separate Account
    General American Capital Company
    American Century Variable Portfolios
    J.P. Morgan Series Trust II
    Fidelity Variable Insurance Products Fund
    Fidelity Variable Insurance Products Fund II
    Fidelity Variable Insurance Products Fund III
    Van Eck Worldwide Insurance Trust
    SEI Investments Management Corporation
    Metropolitan Series Fund
    New England Zenith Fund
    Met Investors Series Trust
Addition, Deletion, or Substitution of Investments......................................................22
Policy Benefits.........................................................................................22
    Death Benefit
    Cash Value
Policy Rights...........................................................................................26
    Loans
    Surrender, Partial Withdrawals and Pro Rata Surrender
    Transfers
    Portfolio Rebalancing
    Dollar Cost Averaging
    Right to Examine Policy
    Death Benefit at Attained Age 100
Payment and Allocation of Premiums......................................................................31
    Issuance of a Policy
    Premiums
    Allocation of Net Premiums and Cash Value
    Policy Lapse and Reinstatement
Charges and Deductions..................................................................................33
    Premium Expense Charges
    Monthly Deduction
    Separate Account Charges
Dividends...............................................................................................36
The General Account.....................................................................................36
General Matters.........................................................................................37
Distribution of the Policies............................................................................40
Federal Tax Matters.....................................................................................41
Unisex Requirements Under Montana Law ..................................................................44
Safekeeping of the Separate Account's Assets............................................................44
Voting Rights...........................................................................................44
State Regulation of the Company.........................................................................45
Management of the Company...............................................................................46
Legal Matters...........................................................................................49
Legal Proceedings.......................................................................................50
Experts.................................................................................................50
Additional Information..................................................................................50
Financial Statements....................................................................................50
Appendix A - Illustration of Death Benefits and Cash Values.............................................51

                                   SUMMARY

THROUGHOUT THIS SUMMARY, THE TERMS "YOU" AND "YOUR" REFER TO THE OWNER OF THE POLICY. THE OWNER MAY OR MAY NOT BE THE PERSON INSURED UNDER THE POLICY. THE TERMS "WE," "US," AND "OUR" REFER TO GENERAL AMERICAN LIFE INSURANCE COMPANY.

THE INFORMATION IN THIS SECTION IS JUST A SUMMARY, WRITTEN IN "LAYMEN'S TERMS" TO HELP YOU UNDERSTAND THE POLICY. HOWEVER, BOTH YOUR POLICY AND THIS PROSPECTUS ARE LEGAL DOCUMENTS. IF YOU HAVE QUESTIONS ABOUT THEM, YOU SHOULD CONTACT YOUR AGENT OR OTHER COMPETENT PROFESSIONAL ADVISERS.

IN PREPARING THIS SUMMARY, WE ASSUME THAT THE POLICY IS IN FORCE, AND THAT YOU HAVE NOT BORROWED ANY OF THE CASH VALUE.

THE POLICY. You are purchasing a life insurance policy. Like many life insurance policies, it has both a death benefit and a cash value. The death benefit is the amount of money that we will pay to the beneficiary if the person insured under the policy dies while the policy is in force. The cash value is the amount of money accumulated in your policy as an investment at any time. The cash value consists of the premiums you have paid, reduced by the expenses deducted for operation of the policy, and either increased or decreased by investment results.

You have certain rights, including the right to borrow or withdraw money from the policy's cash value and the right to select the funds in which you will invest your premiums.

You have the right to review the policy and decide whether you want to keep it. If you decide not to keep the policy, you may return it to us or to your agent during the "Right to Examine Policy Period." This period is sometimes referred to as the "Free Look Period." It normally ends on the later of:
     1.   twenty days after you receive the policy or
     2.   forty-five days after you signed the application.
In some states the period may be longer. Your agent can tell you if this is the case.

During the "Right to Examine Policy Period" we will hold any premiums you have paid in the money market fund. If you return the policy before the end of the free look period, we will cancel the policy and return any premiums you have paid. (For policies issued in Kansas, the rules are different. Your agent can provide you with the details.) (See Policy Rights - Right to Examine Policy.)

When the "Right to Examine Policy Period" ends, we will deduct any charges due and transfer the rest of the money (your "net premium") into the investment funds that you have selected. We will continue to transfer future net premiums into the investments that you select as soon as we receive the premiums.

The policy is a "flexible premium" policy. This means that you may, within limits described below, make premium payments at any time and in any amount you choose. You do not have to make premium payments according to a fixed schedule, although you may choose to do so.

There are limits on the amount that you may pay into the policy without creating tax consequences. If you make a premium payment that exceeds the limit, we will notify you and offer to refund the excess paid.

We will deduct certain expenses from your cash value. These expenses are described below. In addition, your cash value may increase or decrease, depending on the investment experience of the funds you select. Because it is possible for your cash value to decrease, you may have to pay additional premiums in order to keep the policy in force.

As long as the cash value, less any indebtedness, is sufficient to pay the monthly charges, your death benefit will always be at least the face amount of your policy, minus any amount that you have borrowed from the policy. The face amount of your policy means the amount of insurance that you have purchased. It is shown on the specifications page of your policy.

We will notify you if your cash value, less any indebtedness, is not enough to pay the monthly charges. If that happens, you will have 62 days to make a premium payment big enough to bring your cash value up to the amount required to pay the charges. If you make the premium payment, the policy will stay in force. If you don't, the policy will lapse, or terminate with no value. (See Payment and Allocation of Premiums - Policy Lapse and Reinstatement.)

INVESTING YOUR CASH VALUE. You may tell us to invest your cash value in either the general account or the separate account, or you may split your cash value between them.

THE GENERAL ACCOUNT. The general account is an interest-bearing account. Money in the general account is guaranteed to earn at least 3% interest, and it may earn more. General American determines the current interest rate from time to time, and we will notify you in advance of any changes. We have the right to limit the amount of money that you may put into the general account.

THE SEPARATE ACCOUNT. The separate account consists of divisions, which represent different types of investments. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

The divisions of the separate account represent investment funds run by various investment companies. The investment companies hire advisers to operate or advise on the day-to-day operation of the funds.

The following list shows the investment companies whose funds are available under the policy, along with the managers or advisers and the divisions that they oversee.

--------------------------------------------------------
     INVESTMENT COMPANY              INVESTMENT
                                  MANAGER/ADVISER
--------------------------------------------------------
General American              Conning Asset
Capital Company               Management Company
--------------------------------------------------------
American Century              American Century
Variable Portfolios           Investment Management,
                              Inc.
--------------------------------------------------------
J.P. Morgan Series Trust      J.P. Morgan Investment
II                            Management, Inc.
--------------------------------------------------------
Fidelity Investments          Fidelity Management &
Variable Insurance            Research Company
Products Fund
--------------------------------------------------------
Fidelity Investments          Fidelity Management &
Variable Insurance            Research Company
Products Fund II
--------------------------------------------------------
Fidelity Investments          Fidelity Management &
Variable Insurance            Research Company
Products Fund II
--------------------------------------------------------
Van Eck Global                Van Eck Associates
Worldwide Insurance           Corporation
Trust
--------------------------------------------------------
SEI Insurance Products        SEI Investments
Trust                         Management Company
--------------------------------------------------------
Metropolitan Series           MetLife Advisers, LLC
Fund, Inc.
--------------------------------------------------------
New England Zenith            MetLife Advisers, LLC
Fund                          (formerly known as New
                              England Investment
                              Management, Inc.)
--------------------------------------------------------
Met Investors Series          Met Investors Advisory
Trust                         Corp.
--------------------------------------------------------

These investment funds have different investment goals and strategies, which we have summarized in the following table. You should review the prospectus of each fund, or seek professional guidance in determining which fund(s) best meet your objectives.

-----------------------------------------------------------------------------------------------------------------------
        INVESTMENT                   FUND                 INVESTMENT                        OBJECTIVE
        ----------                   ----                 ----------                        ---------
          MANAGER                    NAME                    TYPE
          -------                    ----                    ----
-----------------------------------------------------------------------------------------------------------------------
          Conning             S&P 500 Index Fund       Growth & Income      To provide long-term capital appreciation
     Asset Management                                                       that parallels the return of the stock
          Company                                                           market as a whole, as represented by the
                                                                            Standard and Poor's 500 Stock Index.
-----------------------------------------------------------------------------------------------------------------------
          Conning                Money Market            Money Market       To obtain the highest level of current
     Asset Management                Fund                                   income consistent with the preservation of
          Company                                                           capital and maintenance of liquidity.
-----------------------------------------------------------------------------------------------------------------------
          Conning               Bond Index Fund        Corporate Bonds      To provide a rate of return that reflects
     Asset Management                                                       the performance of the Government and
          Company                                                           Corporate bond markets as a whole, as
                                                                            measured by the Lehman Brothers
                                                                            Government/Corporate Bond Index.
-----------------------------------------------------------------------------------------------------------------------
                                     2

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
-----------------------------------------------------------------------------------------------------------------------
        INVESTMENT                   FUND                 INVESTMENT                        OBJECTIVE
        ----------                   ----                 ----------                        ---------
          MANAGER                    NAME                    TYPE
          -------                    ----                    ----
-----------------------------------------------------------------------------------------------------------------------
          Conning              Asset Allocation            Balanced         To obtain a high rate of long-term
     Asset Management                Fund                                   return, composed of capital growth and
          Company                                                           income payments.
-----------------------------------------------------------------------------------------------------------------------
          Conning             Managed Equity Fund           Growth          To obtain long-term capital growth
     Asset Management                                                       through investment in U.S. common stocks.
          Company
-----------------------------------------------------------------------------------------------------------------------
          Conning             International Index          Growth:          To obtain investment results that
     Asset Management                Fund            International Stock    parallel the price and yield performance
          Company                                                           of foreign publicly-traded common stocks
                                                                            in the Morgan Stanley Capital
                                                                            International, Europe, Australia, and Far
                                                                            East Index ("EAFE Index").
-----------------------------------------------------------------------------------------------------------------------
          Conning             Mid-Cap Equity Fund           Growth          To obtain long-term capital appreciation
     Asset Management                                                       through investment primarily in common
          Company                                                           stocks of companies with medium market
                                                                            capitalizations of comparable size to
                                                                            companies in the Russell Midcap(TM) Growth
                                                                            Index at the time of the Fund's
                                                                            investment.
-----------------------------------------------------------------------------------------------------------------------
          Conning            Small-Cap Equity Fund     Aggressive Growth    To provide a long-term growth of capital
     Asset Management                                                       through investment primarily in the
          Company                                                           common stock of companies no larger than
                                                                            the largest companies in the Russell
                                                                            2000(R) Value Index.
-----------------------------------------------------------------------------------------------------------------------
   Fidelity Management &       Growth Portfolio             Growth          To seek capital appreciation, normally
     Research Company                                                       through purchases of common stocks,
                                                                            although its investments are not
                                                                            restricted to any one type of security.
-----------------------------------------------------------------------------------------------------------------------
   Fidelity Management &         Equity-Income         Growth & Income      To seek reasonable income by investing
     Research Company              Portfolio                                primarily in income-producing equity
                                                                            securities.
-----------------------------------------------------------------------------------------------------------------------
   Fidelity Management &      Overseas Portfolio           Growth:          To seek long-term growth of capital
     Research Company                                International Stock    primarily through investment in foreign
                                                                            securities.
-----------------------------------------------------------------------------------------------------------------------
   Fidelity Management &         Asset Manager            Balanced          To seek a high total return with reduced
     Research Company              Portfolio                                risk over the long-term by allocating its
                                                                            assets among domestic and foreign stocks,
                                                                            bonds, and short-term fixed income
                                                                            instruments.
-----------------------------------------------------------------------------------------------------------------------
   Fidelity Management &          High Income          High Yield Bond      To seek a high level of current income by
     Research Company              Portfolio                                investing primarily in high yielding,
                                                                            lower-rated, fixed income securities, while
                                                                            also considering growth of capital.
-----------------------------------------------------------------------------------------------------------------------



                                     3

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
-----------------------------------------------------------------------------------------------------------------------
       INVESTMENT                    FUND                 INVESTMENT                        OBJECTIVE
       ----------                    ----                 ----------                        ---------
        MANAGER                      NAME                    TYPE
        -------                      ----                    ----
-----------------------------------------------------------------------------------------------------------------------
  Fidelity Management &        Mid Cap Portfolio     Long-Term Growth of    To seek long-term growth by investing
    Research Company                                      Capital           primarily in common stocks, with at least
                                                                            65% of total assets in securities of
                                                                            companies with medium market
                                                                            capitalizations, similar to those in the S&P
                                                                            MidCap 400. The fund may potentially invest
                                                                            in domestic and foreign companies with
                                                                            smaller or larger market capitalizations,
                                                                            investing in "growth" and/or "value" stocks.
                                                                            The fund selects investments by using
                                                                            fundamental analysis of each issuer's
                                                                            financial condition and industry position
                                                                            and market and economic conditions.
-----------------------------------------------------------------------------------------------------------------------
    Van Eck Associates          Worldwide Hard        Aggressive Growth:    To seek long-term capital appreciation by
        Corporation               Assets Fund             Specialty         investing in equity and debt securities of
                                                                            companies engaged in the exploration,
                                                                            development, production, and distribution
                                                                            of gold and other natural resources such as
                                                                            strategic and other metals, minerals,
                                                                            forest products, oil, natural gas, and
                                                                            coal.
-----------------------------------------------------------------------------------------------------------------------
    Van Eck Associates        Worldwide Emerging      Aggressive Growth:    To obtain long-term capital appreciation by
        Corporation              Markets Fund        International Stock    investing in equity securities in emerging
                                                                            markets around the world. The Fund
                                                                            emphasizes primarily investment in
                                                                            countries that, compared to the world's
                                                                            major economies, exhibit relatively low
                                                                            gross national product per capita, as well
                                                                            as the potential for rapid economic growth.
-----------------------------------------------------------------------------------------------------------------------
  J.P. Morgan Investment        Bond Portfolio         Growth & Income      To provide a high total return consistent
     Management, Inc.                                                       with moderate risk of capital and
                                                                            maintenance of liquidity.
-----------------------------------------------------------------------------------------------------------------------
  J.P. Morgan Investment         Small Company        Aggressive Growth     To provide high total return from a
     Management, Inc.              Portfolio                                portfolio of equity securities of small
                                                                            companies.  The Fund primarily invests in
                                                                            small and medium sized U.S. companies
                                                                            with market capitalizations less than $2
                                                                            billion.
-----------------------------------------------------------------------------------------------------------------------
     American Century           Income & Growth       Growth & Income       To attain long-term growth of capital as
        Investment                   Fund                                   well as current income. The Fund pursues a
     Management, Inc.                                                       total return and dividend yield that
                                                                            exceeds those of the S&P 500 by investing
                                                                            in stocks of companies with strong dividend
                                                                            growth potential.
-----------------------------------------------------------------------------------------------------------------------



                                     4


-----------------------------------------------------------------------------------------------------------------------
        INVESTMENT                   FUND                 INVESTMENT                        OBJECTIVE
        ----------                   ----                 ----------                        ---------
          MANAGER                    NAME                    TYPE
          -------                    ----                    ----
-----------------------------------------------------------------------------------------------------------------------
     American Century          International Fund     Aggressive Growth:    To obtain capital growth over time by
Investment Management, Inc.                          International Stock    investing in common stocks of foreign
                                                                            companies considered to have
                                                                            better-than-average prospects for
                                                                            appreciation. Because this Fund invests in
                                                                            foreign securities, a higher degree of
                                                                            short-term price volatility, or risk, is
                                                                            expected due to factors such as currency
                                                                            fluctuation and political instability.
-----------------------------------------------------------------------------------------------------------------------
     American Century             Value Fund               Growth           To attain long-term capital growth, with
Investment Management, Inc.                                                 income as a secondary objective. The Fund
                                                                            invests primarily in equity securities of
                                                                            well-established companies that are
                                                                            believed by management to be undervalued at
                                                                            the time of purchase.
-----------------------------------------------------------------------------------------------------------------------
SEI Investments Management   Large Cap Value Fund    Long-Term Growth of    Utilizing multiple specialist
        Corporation                                  Capital and Income     sub-advisers that manage in a value
                                                                            style, the Fund invests in large cap
                                                                            income-producing U.S. common stocks.
-----------------------------------------------------------------------------------------------------------------------
SEI Investments Management   Large Cap Growth Fund   Capital Appreciation   Utilizing multiple specialist
        Corporation                                                         sub-advisers that manage in a growth
                                                                            style, the Fund invests in large cap U.S.
                                                                            common stocks.
-----------------------------------------------------------------------------------------------------------------------
SEI Investments Management   Small Cap Value Fund    Capital Appreciation   Utilizing multiple specialist
        Corporation                                                         sub-advisers that manage in a value
                                                                            style, the Fund invests in common stocks
                                                                            of smaller U.S. companies.
-----------------------------------------------------------------------------------------------------------------------
SEI Investments Management   Small Cap Growth Fund    Long-Term Capital     Utilizing multiple specialist
        Corporation                                      Appreciation       sub-advisers that manage in a growth
                                                                            style, the Fund invests in common stocks
                                                                            of smaller U.S. companies.
-----------------------------------------------------------------------------------------------------------------------
SEI Investments Management   International Equity    Capital Appreciation   Utilizing multiple specialist sub-advisers,
        Corporation                 Fund                                    the Fund invests in equity securities of
                                                                            foreign companies.
-----------------------------------------------------------------------------------------------------------------------
SEI Investments Management     Emerging Markets      Capital Appreciation   Utilizing multiple specialist sub-advisers,
        Corporation              Equity Fund                                the Fund invests in equity securities of
                                                                            emerging markets companies.
-----------------------------------------------------------------------------------------------------------------------
SEI Investments Management     Core Fixed Income      Current Income and    Utilizing multiple specialist sub-advisers
        Corporation                  Fund               Preservation of     that have fixed income investment
                                                            Capital         expertise, the Fund invests in investment
                                                                            grade U.S. fixed income securities.
-----------------------------------------------------------------------------------------------------------------------



                                     5


-----------------------------------------------------------------------------------------------------------------------
        INVESTMENT                   FUND                 INVESTMENT                        OBJECTIVE
        ----------                   ----                 ----------                        ---------
          MANAGER                    NAME                    TYPE
          -------                    ----                    ----
-----------------------------------------------------------------------------------------------------------------------
SEI Investments Management    High Yield Bond Fund        Total Return      Utilizing a specialist sub-adviser that
       Corporation                                                          has high yield investment expertise, the
                                                                            Fund invests in high yield, high risk
                                                                            securities.
-----------------------------------------------------------------------------------------------------------------------
SEI Investments Management    International Fixed     Capital Appreciation  Utilizing a specialist sub-adviser, the
       Corporation                Income Fund          and Current Income   Fund invests in investment grade fixed
                                                                            income securities of foreign government and
                                                                            corporate issuers.
-----------------------------------------------------------------------------------------------------------------------
SEI Investments Management     Emerging Markets           Total Return      Utilizing a specialist sub-adviser, the
       Corporation                 Debt Fund                                Fund invests U.S. dollar denominated debt
                                                                            in securities of emerging market issuers.
-----------------------------------------------------------------------------------------------------------------------
   MetLife Advisers, LLC        Janus Mid-Cap       Long-Term Growth of     The Portfolio normally invests at least 65%
                                  Portfolio               Capital           of its total assets in common stocks of
                                                                            medium capitalization companies selected
                                                                            for their growth potential. The portfolio
                                                                            manager defines medium capitalization
                                                                            ("mid-cap") companies as those whose market
                                                                            capitalization falls within the range of
                                                                            companies included in the S&P MidCap 400
                                                                            Index at the time of the purchase.
-----------------------------------------------------------------------------------------------------------------------
   MetLife Advisers, LLC        Janus Growth        Long-Term Growth of     The portfolio invests primarily in common
                                  Portfolio               Capital           stocks selected for their growth potential.
                                                                            The portfolio may invest in companies of
                                                                            any size, from larger, well established
                                                                            companies to smaller, emerging growth
                                                                            companies. It may invest without limit in
                                                                            foreign equity and debt securities, and
                                                                            less than 35% of its net assets in
                                                                            high-yield/high-risk bonds.
-----------------------------------------------------------------------------------------------------------------------
   MetLife Advisers, LLC      T. Rowe Price Large    Long-Term Growth of    The Portfolio normally invests at least 65%
                             Cap Growth Portfolio        Capital and,       of its total assets in a diversified group
                                                    Secondarily, Dividend   of large capitalization growth companies.
                                                           Income           The portfolio managers define large
                                                                            capitalization ("large-cap") companies as
                                                                            those whose market capitalization falls
                                                                            within the range of the largest 300
                                                                            companies included in the Russell 3000
                                                                            Index at the time of the purchase.
-----------------------------------------------------------------------------------------------------------------------
   MetLife Advisers, LLC     T. Rowe Price Small      Long-Term Capital     The Portfolio normally invests at least 65%
                             Cap Growth Portfolio         Growth            of its total assets in a diversified group
                                                                            of small capitalization companies. The
                                                                            portfolio manager defines small
                                                                            capitalization ("small cap") companies as
                                                                            those whose market capitalization falls
                                                                            within the range of or smaller than the
                                                                            bottom 100 companies in the S&P 500 Index
                                                                            at the time of the purchase.
-----------------------------------------------------------------------------------------------------------------------




                                     6


-----------------------------------------------------------------------------------------------------------------------
        INVESTMENT                   FUND                 INVESTMENT                        OBJECTIVE
        ----------                   ----                 ----------                        ---------
          MANAGER                    NAME                    TYPE
          -------                    ----                    ----
-----------------------------------------------------------------------------------------------------------------------
   MetLife Advisers, LLC      Alger Equity Growth           Growth          Alger invests Equity Growth's assets
                                    Series                                  primarily in growth stocks. Alger will
                                                                            ordinarily invest at least 65% of Equity
                                                                            Growth's total assets in equity securities
                                                                            of issues with market capitalization of $1
                                                                            billion or greater.
-----------------------------------------------------------------------------------------------------------------------
   MetLife Advisers, LLC       Harris Oakmark Mid      Long-Term Capital    The Portfolio invests primarily in common
                                   Cap Series            Appreciation       stocks of U.S. Companies. It could own as
                                                                            few as 12 securities, but will generally
                                                                            have 15 to 20 securities. The fund will
                                                                            normally invest at least 65% of its assets
                                                                            in equity securities of companies within
                                                                            the range of mid-cap stocks, and may invest
                                                                            up to 25% of its assets in fixed-income
                                                                            securities, including investment grade
                                                                            securities and high-yield debt.
-----------------------------------------------------------------------------------------------------------------------
  Met Investors Advisory       PIMCO Innovation      Capital Appreciation   The Portfolio seeks to achieve its
           Corp.                   Portfolio                                investment objective by normally
                                                                            investing at least 65% of its assets in
                                                                            common stocks of companies which utilize
                                                                            new, creative or different, or
                                                                            "innovative" technologies to gain a
                                                                            strategic competitive advantage in their
                                                                            industry, as well as companies that
                                                                            provide and service those technologies.
-----------------------------------------------------------------------------------------------------------------------

You may change the investments that you want to use for your future premiums by notifying our Home Office.

You may transfer your cash value among the various investment funds, and you may withdraw money, but there are certain rules. We don't charge you a transaction fee for the first twelve transfers or withdrawals in a policy year, but we may charge a $25 fee for each transfer or withdrawal after the first twelve. (A policy year is measured beginning on the anniversary of the date that the policy was issued, and ending on the day before the next anniversary.)

We have the right to change or eliminate transfers in the future, although we don't currently intend to do so.

CHARGES AND DEDUCTIONS. There are certain costs that we charge you for issuing your policy and keeping it in force. This section describes those charges - what they are and what they cover.

SALES CHARGE. Each time you pay a premium, we deduct a portion to cover expenses of the policy. Part of this deduction covers sales charges. We guarantee that this part of the deduction will never exceed the following amounts:
o in the first policy year, 15% of the amount you pay up to the target premium and 5% of the amount you pay above the target premium. (The amount of the target premium varies by age and risk class, and is shown in your policy.)
o    in the 2nd through 10th Policy Years, 5% of the actual premium you pay;
o    in the 11th Policy Year and later, 2% of the actual premium you pay.

For policies issued in the state of Oregon we deduct an additional 2% of actual premium paid in all policy years. Consistent with the requirements of the Texas non-forfeiture laws, the guaranteed sales charge varies for policies issued in Texas. As of the date of this prospectus, the current sales charge for Texas policies is the same as shown above.

TAX CHARGE. The Federal government and many states and territories impose taxes or charges on insurance premiums. We deduct from your premium payment the amount required to pay these taxes and charges. We deduct 1.3% of each premium payment to pay the Federal charge. The amount we deduct to pay the state and territory charges varies by state. It ranges from 0% to 4%, with an average of about 2.1%.

If the tax rates change, we may change the amount of the deduction to cover the new charge. (See Charges and Deductions - Premium Expense Charges.)

If we are required by law to pay taxes based on the separate account, we may charge an appropriate share to policies that invest in the separate account. (See Federal Tax Matters.)

ADMINISTRATIVE FEE. We charge a $6 monthly fee to cover your policy's administrative cost. We will deduct the charge from your cash value each month.

SELECTION AND ISSUE EXPENSE CHARGE. This charge allows us to recover part of the commissions and other costs of issuing your policy. We determine the amount of the charge based on the size of your policy and on the age, sex, and risk class of the person insured under the policy.

The charge ranges from about 4 cents per $1,000 of Face Amount to about 65 cents per $1,000. We deduct the charge from your cash value each month for the first ten policy years. If you increase the face amount of your policy, there is a new charge associated with that increase until it has been in effect for ten policy years.

COST OF INSURANCE. Because this is a life insurance policy, it has a death benefit. We charge an insurance cost each month to cover the risk that you will die and we will have to pay the death benefit.

The amount of this charge varies with the age, sex, risk class of the person insured under the policy, and the amount of the death benefit at risk - if the risk of death or the amount of the death benefit is greater, then the cost of insurance is also greater. We deduct the cost of insurance from your cash value each month.

MORTALITY AND EXPENSE RISK DISTRIBUTION CHARGE. We make another charge to cover mortality and expense risks under the Policy. We calculate this charge based on a percentage of the net assets in each division of the separate account. Rather than deducting the charge from the cash value, we apply the charge by adjusting the net rate of return in the separate account. We guarantee that the charge will not exceed the following amounts, shown on an annual percentage basis:
     Policy years 1-10        .55% of net separate
                              account assets
     Policy years 11-20       .45% of net separate
                              account assets
     Policy years 21+         .35% of net separate
                              account Assets
(See Charges and Deductions - Separate Account Charges.)

We pay the operating expenses of the separate account. The investment funds pay for their own operating expenses and investment fees. For a description of these charges, see Charges and Deductions - Separate Account Charges.

The following chart shows the operating expenses of the funds as reported for the fiscal year ending December 31, 2000. For the Capital Company's S&P 500 Index Fund and Small-Cap Equity Fund, the chart shows first what the fees would have been had the current fee structure been in place for all of 2000, estimated based on the December 31, 2000 fund balances, and then shows the actual fees incurred reflecting a change in the fee structure which occurred during the year. The investment advisory fees for the Capital Company's Managed Equity Fund, Asset Allocation Fund, and Mid-Cap Equity Fund will change effective January 6, 2002. These scheduled changes are described in the footnotes following the chart.


--------------------------------------------------------------------------------------------------------------------

                     ANNUAL NET FUND OPERATING EXPENSES AFTER FEE WAIVERS OR REIMBURSEMENTS (1)
                                        As a Percentage of Average Net Assets

--------------------------------------------------------------------------------------------------------------------
                                                                   INVESTMENT
                                                                   ADVISORY /
                             FUND                                  MANAGEMENT     OTHER EXPENSES        TOTAL
                                                                      FEE
--------------------------------------------------------------------------------------------------------------------
                                          GENERAL AMERICAN CAPITAL COMPANY
--------------------------------------------------------------------------------------------------------------------
S&P 500 Index Fund  (2)                                              .095%             .05%             .145%
                                                                (.21% for 2000)                    (.26% for 2000)
--------------------------------------------------------------------------------------------------------------------
Money Market Fund                                                    .125%             .08%             .205%
--------------------------------------------------------------------------------------------------------------------
Bond Index Fund                                                      .25%              .05%             .30%
--------------------------------------------------------------------------------------------------------------------
Managed Equity Fund  (3)                                             .29%              .10%             .39%
--------------------------------------------------------------------------------------------------------------------


                                     8


--------------------------------------------------------------------------------------------------------------------
Asset Allocation Fund  (4)                                           .50%              .10%             .60%
--------------------------------------------------------------------------------------------------------------------
International Index Fund  (5)                                        .48%              .30%             .78%
--------------------------------------------------------------------------------------------------------------------
Mid-Cap Equity Fund  (6)                                             .56%              .10%             .66%
--------------------------------------------------------------------------------------------------------------------
Small-Cap Equity Fund  (7)                                           .75%              .05%             .80%
                                                                (.39% for 2000)                    (.44% for 2000)
--------------------------------------------------------------------------------------------------------------------
                                        AMERICAN CENTURY VARIABLE PORTFOLIOS
--------------------------------------------------------------------------------------------------------------------
Income & Growth Fund                                                 .70%              .00%             .70%
--------------------------------------------------------------------------------------------------------------------
International Fund  (8)                                             1.23%              .00%            1.23%
--------------------------------------------------------------------------------------------------------------------
Value Fund  (9)                                                     1.00%              .00%            1.00%
--------------------------------------------------------------------------------------------------------------------
                                             J.P. MORGAN SERIES TRUST II
--------------------------------------------------------------------------------------------------------------------
Bond Portfolio                                                       .30%              .45%             .75%
--------------------------------------------------------------------------------------------------------------------
Small Company Portfolio                                              .60%              .55%            1.15%
--------------------------------------------------------------------------------------------------------------------
                                      FIDELITY VARIABLE INSURANCE PRODUCTS FUND
--------------------------------------------------------------------------------------------------------------------
Equity-Income Portfolio  (10)                                        .48%              .08%             .56%
--------------------------------------------------------------------------------------------------------------------
Growth Portfolio  (10)                                               .57%              .08%             .65%
--------------------------------------------------------------------------------------------------------------------
Overseas Portfolio  (10)                                             .72%              .17%             .89%
--------------------------------------------------------------------------------------------------------------------
High Income Portfolio                                                .58%              .10%             .68%
--------------------------------------------------------------------------------------------------------------------
                                    FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
--------------------------------------------------------------------------------------------------------------------
Asset Manager                                                        .53%              .08%             .61%
--------------------------------------------------------------------------------------------------------------------
                                    FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
--------------------------------------------------------------------------------------------------------------------
Mid Cap Portfolio  (10)                                              .57%              .17%             .74%
--------------------------------------------------------------------------------------------------------------------
                                          VAN ECK WORLDWIDE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
Worldwide Hard Assets Fund  (11)                                    1.00%              .16%            1.16%
--------------------------------------------------------------------------------------------------------------------
Worldwide Emerging Markets Fund                                     1.00%              .33%            1.33%
--------------------------------------------------------------------------------------------------------------------
                                            SEI INSURANCE PRODUCTS TRUST
--------------------------------------------------------------------------------------------------------------------
Large Cap Value Fund  (12)                                           .20%              .65%             .85%
--------------------------------------------------------------------------------------------------------------------
Large Cap Growth Fund  (12)                                          .21%              .64%             .85%
--------------------------------------------------------------------------------------------------------------------
Small Cap Value Fund  (12)                                           .44%              .66%            1.10%
--------------------------------------------------------------------------------------------------------------------
Small Cap Growth Fund  (12)                                          .45%              .65%            1.10%
--------------------------------------------------------------------------------------------------------------------
International Equity Fund  (12)                                      .11%             1.17%            1.28%
--------------------------------------------------------------------------------------------------------------------
Emerging Markets Equity Fund  (12)                                   .13%             1.82%            1.95%
--------------------------------------------------------------------------------------------------------------------
Core Fixed Income Fund  (12)                                         .00%              .60%             .60%
--------------------------------------------------------------------------------------------------------------------
High Yield Bond Fund  (12)                                           .1775%            .6725%           .85%
--------------------------------------------------------------------------------------------------------------------
International Fixed Income Fund  (12)                                .20%              .80%            1.00%
--------------------------------------------------------------------------------------------------------------------
Emerging Markets Debt Fund  (12)                                     .59%              .76%            1.35%
--------------------------------------------------------------------------------------------------------------------

                                           METROPOLITAN SERIES FUND, INC.
--------------------------------------------------------------------------------------------------------------------
Janus Mid-Cap Portfolio  (13)                                        .66%              .04%             .70%
--------------------------------------------------------------------------------------------------------------------
Janus Growth Portfolio  (14)                                         .80%              .15%             .95%
--------------------------------------------------------------------------------------------------------------------
T. Rowe Price Large Cap Growth Portfolio  (15)                       .64%              .14%             .78%
--------------------------------------------------------------------------------------------------------------------
T. Rowe Price Small Cap Growth Portfolio  (16)                       .52%              .06%             .58%
--------------------------------------------------------------------------------------------------------------------
                                               NEW ENGLAND ZENITH FUND
--------------------------------------------------------------------------------------------------------------------
Alger Equity Growth Series                                           .75%              .05%             .80%
--------------------------------------------------------------------------------------------------------------------
Harris Oakmark Mid Cap Series  (17)                                  .75%              .15%             .90%
--------------------------------------------------------------------------------------------------------------------
                                              MET INVESTORS SERIES FUND
--------------------------------------------------------------------------------------------------------------------
PIMCO Innovations  (18)                                             1.05%              .05%            1.10%
--------------------------------------------------------------------------------------------------------------------

(1) The Fund expenses shown above are collected from the underlying Fund, and are not direct charges against the Separate Account assets or reductions from the Policy's Cash Value. These underlying Fund Expenses are taken into consideration in computing each Fund's net asset value, which is used to calculate the unit values in the Separate Account. The management fees and other expenses are more fully described in the prospectus of each individual Fund. The information relating to the Fund expenses was provided by the Fund and was not independently verified by General American. Except as otherwise specifically noted, the management fees and other expenses are not currently subject to fee waivers or expense reimbursements.



                                      9


(2) The S&P 500 Index Fund reduced its management fee from 0.25% effective September 20, 2000. The new fee is stated as a series of annual percentages of the average daily value of the net assets of the Fund, as follows: 0.10% up to $500 million; 0.08% from $500 million to $750 million; and 0.05% above $750 million. The rate for 2000 reflects the weighted effect of that change.

(3) The investment management / advisory fees charged by the Managed equity Fund are stated as a series of annual percentages of the average daily value of the net assets of the Fund. The percentages decrease with respect to assets of the Fund above certain amounts, as follows: first $10 million, 0.40%; next $20 million, 0.30%; balance over $30 million, 0.25%. Effective January 6, 2002, the investment management / advisory fees will be: first $250 million, 0.50%; next $500 million, 0.45%; balance over $750 million, 0.35%.

(4) The investment management / advisory fees charged by the Asset Allocation Fund are 0.50%. Effective January 6, 2002 the fee will be stated as a series of annual percentages of the average daily value of the net assets of the Fund. The percentages will decrease with respect to assets of the Fund above certain amounts, as follows: first $500 million, 0.55%; next $500 million, 0.45%; balance over $1 billion, 0.40%.

(5) The fees charged by the International Index Fund are stated as a series of annual percentages of the average daily value of the net assets of the Funds. The percentages decrease with respect to assets of the Fund above certain amounts, as follows: first $10 million, 0.50%; next $10 million, 0.40%; balance over $20 million, 0.30%.

(6) The investment management / advisory fees charged by the Mid-Cap equity Fund are stated as a series of annual percentages of the average daily value of the net assets of the Fund. The percentages decrease with respect to assets of the Fund above certain amounts, as follows: first $10 million, 0.55%; next $10 million, 0.45%; balance over $20 million, 0.40%. Effective January 6, 2002, the investment management / advisory fees will be: first $250 million, 0.55%; next $500 million, 0.50%; balance over $750 million, 0.45%.

(7) The Small Cap Equity Fund revised its management fee from 0.25% effective September 20, 2000. The new fee is stated as a series of annual percentages of the average daily value of the net assets of the Fund, as follows: 0.75% up to $250 million; 0.65% from $250 million to $750 million; and 0.60% above $750 million. The rate for 2000 reflects the weighted effect of that change.

(8) The fee for the International Fund is computed daily and paid monthly based on the fund's average daily closing net assets during the previous month. The annualized fee schedule is: 1.50% on the first $250 million; 1.20% on the next $250 million; and 1.10% on balances above $500 million.

(9) The fee for the Value Fund is computed daily and paid monthly based on the fund's average daily closing net assets during the previous month. The annualized fee schedule is: 1.00% on the first $500 million; 0.95% on the next $500 million; and 0.90% on balances above $1 billion.

(10) A portion of the brokerage commissions that the Funds pay is used to reduce the Funds' expenses. In addition, through arrangements with the Funds' custodian, credits realized as a result of uninvested cash balances are used to reduce custodian expenses. Including these reductions, the total expenses would have been 0.55% for the Equity-Income Portfolio, 0.64% for the Growth Portfolio, 0.87% for the Overseas Portfolio, and 0.69% for the Mid Cap Portfolio.

(11) The management fee for the Worldwide Hard Assets Fund is based on an annual rate of 1% of the first $500 million of average daily net assets, 0.90% on the next $250 million, and 0.70% of the excess over $750 million.

(12) The SEI VP Funds' Adviser has voluntarily waived a portion of its fee in order to keep total operating expenses at a specified level. The Adviser may discontinue all or part of its waiver at any time. Absent the fee waiver, the Funds' total operating expenses would have been: Large Cap Value Fund, 1.35%; Large Cap Growth Fund, 1.39%; Small Cap Value Fund, 1.66%; Small Cap Growth Fund, 1.65%; International Equity Fund, 2.13%; Emerging Markets Equity Fund, 3.52%; Core Fixed Income Fund, 1.19%; High Yield Bond Fund, 1.51%; International Fixed Income Fund, 1.70%; Emerging Markets Debt Fund, 2.26%.

(13) The investment management fees of the Janus Mid-Cap Portfolio are expressed as a percentage of the fund's average net assets. The annualized fees are 0.75% of the first $100 million; 0.70% of the next $400 million; and 0.65% on balances above $500 million.



                                     10


(14) The fund began operation on May 1, 2001. The fees charged by the Janus Growth Portfolio are stated as a series of annual percentages of the average daily value of the net assets of the Funds. The percentages decrease with respect to assets of the Fund above certain amounts, as follows: first $500 million, 0.80%; next $500 million, 0.75%; balance over $1 billion, 0.70%. As a new operating fund, the other expenses are estimated based on assumptions relating to administrative costs, and reflect the effect of agreements by the fund to reimburse expenses above certain levels. Absent this reimbursement agreement, projected total expenses would be estimated to be 1.09%.

(15) The investment management fees of the T. Rowe Price Large Cap Growth Portfolio are expressed as a percentage of the fund's average net assets. The annualized fees are 0.70% of the first $50 million, and 0.60% on balances above $50 million.

(16) The investment management fees of the T. Rowe Price Small Cap Growth Portfolio are expressed as a percentage of the fund's average net assets. The annualized fees are 0.55% of the first $100 million; 0.50% of the next $300 million; and 0.45% on balances above $400 million.

(17) The Fund has entered into a voluntary expense agreement to waive a portion of its management fees when total expenses exceed certain levels. Absent that agreement, total fund expenses would have been 0.96%.

(18) The fund began operation on May 1, 2001. As a new operating fund, the other expenses are estimated based on assumptions relating to administrative costs, and reflect the effect of agreements by the fund to reimburse expenses above certain levels. Absent this reimbursement agreement, projected total expenses would be estimated to be 1.46%.


PREMIUMS. Within limits, you decide how much money you want to put into the policy. There is a minimum premium that you have to pay to put the policy in force. That amount is 1/12 of the "minimum initial annual premium amount" shown on the specifications page of your policy.

After the policy is in force, you may pay any amount you want as long as the cash value, less any indebtedness, is always enough to cover the current month's expenses. If you continue to pay at least 1/12 of the minimum initial annual premium each month (or to prepay it), and if you don't withdraw or borrow cash from the policy, we guarantee that the policy will not lapse during the first five policy years, even if the cash value is not enough to cover the charges.

If you have borrowed or withdrawn money from your cash value, you can still keep your no-lapse guarantee in force for the first five years. Here is how it works. Each month, we look at the total amount of premium that you have paid into the policy since it was issued. We then subtract the amount of money that you have withdrawn or borrowed. If the amount left is at least equal to 1/12 of the annual minimum premium, multiplied by the number of months the policy has been in force, then your no-lapse guarantee still applies. If not, then we will notify you that you have 62 days to make enough of a premium payment to restore the no-lapse guarantee. If you do not make the payment, your policy could lapse, or end with no value.

If you have converted a General American term insurance policy to this policy, and if the term policy includes conversion credits, you may apply those credits to reduce your first-year minimum premium.

You can set up a schedule of payments, and we will send you reminders, but you are not required to make the payments as long as the cash value, less any indebtedness, covers the current month's expenses. (See Payment and Allocation of Premiums.)

DEATH BENEFIT. If the person insured under the policy dies while the policy is in force, we will pay a death benefit to the beneficiary. You can select one of three death benefits at the time the policy is issued:
o Option A: The death benefit is the greater of the face amount of the policy or an "applicable percentage" of the cash value.
o Option B: The death benefit is the greater of the face amount of the policy plus the cash value, or an "applicable percentage" of the cash value.
o Option C: The death benefit is the greater of the face amount of the policy, or the cash value multiplied by an attained age factor.

As long as the policy remains in force and the person insured is less than 100 years old, the minimum death benefit under any death benefit option will be at least the current face amount.

We will increase the death benefit by the cost of insurance from the date of death to the end of the month and will reduce it by any outstanding loans and interest. We will pay the death benefit according to the settlement options available at the time of death. (See Policy Benefits
- Death Benefit.)

The minimum face amount at issue is generally $50,000 under our current rules. Subject to certain restrictions, you may change the face amount and the death benefit option. In certain cases we may require evidence that the person insured under the policy is still insurable. (See Change in Death Benefit Option, and Change In Face Amount.)

You may include additional insurance benefits with your policy. These are described under General Matters - Additional Insurance Benefits. If you elect any additional benefits, we will deduct the charges for those benefits from your Cash Value.

CASH VALUE. Your Policy has a cash value that is the total amount credited to you in the separate account, the loan account, and the general account. The cash value increases by the amount of net premium payments, and decreases by partial withdrawals and expense charges for the policy. It may either increase or decrease based on the investment experience of the separate account divisions that you have selected. (See Policy Benefits - Cash Value.)

There is no minimum guaranteed cash value.

POLICY LOANS. You may borrow against the cash value of your policy. The loan value is the maximum amount that you may borrow. The loan value is:
         the cash value on the date we receive the loan request;
     plus interest on the loan balance to the next anniversary date, calculated at the guaranteed general account interest rate;
     minus interest on the new loan to the next policy anniversary;
     minus any loans and interest already outstanding;
     minus monthly deductions to the next policy anniversary.

When you borrow against the policy, we will take the money from the general account and the divisions of the separate account in proportion to your balances in each account.

Loan interest is due at each policy anniversary. If you don't pay the loan interest, we will add it to the amount of the loan.

You may repay all or part of the loan at any time. When you make a loan payment, we will put the money back into the general account or the divisions of the separate account in the same percentages used to make the loan.

When we pay out the proceeds of your policy, either as a death benefit or as a policy surrender, we will deduct any outstanding loans and interest from the amount we pay. (See Policy Rights - Loans.)

Loans taken from or secured by a policy may have Federal income tax consequences. (See Federal Tax Matters.)

SURRENDER, PARTIAL WITHDRAWALS, AND PRO-RATA SURRENDER. You may surrender the policy at any time while it is in force. We will pay you the cash surrender value, plus the cash surrender value adjustment, if due.

After the first year you may request a partial withdrawal of your cash surrender value. Normally, withdrawing a portion of your cash surrender value will reduce your death benefit by the amount of the withdrawal. If your policy qualifies, you may elect the Split Dollar Rollout Withdrawal Option. Under this option, subject to certain limits, the death benefit may be reduced by an amount other than the amount of the withdrawal. If you have included the Anniversary Partial Withdrawal Rider on your policy, you may withdraw a portion of your cash surrender value without reducing the death benefit. Under this rider, there are limits on how much you can withdraw, and the withdrawal must be at the policy anniversary. You can find more information about the rider under General Matters - Additional Insurance Benefits.

You may also request a pro-rata surrender of the policy, which allows you to surrender part of the policy and keep the rest in force. You can find more information under Policy Rights - Surrender, Partial Withdrawals, and Pro-Rata Surrender.

A surrender, partial withdrawal, or Pro-Rata Surrender may have Federal income tax consequences. We suggest that you discuss your situation with a competent tax adviser before taking one of these steps. (See Federal Tax Matters.)

ILLUSTRATIONS OF DEATH BENEFITS AND CASH SURRENDER VALUES. The death benefit and cash surrender value of your policy will depend on how well your investments perform. In Appendix A we have illustrated some sample policies. Depending on the rate of return, the values may increase or decrease. In order to help you to understand the cost of the policy, we also show how your premium would grow if you simply invested it at 5% interest, compounded annually.

If you surrender your policy in the first few years, the cash surrender value that you receive may be low compared to what you would have accumulated by investing the premiums at interest. In this case, the insurance protection that you received while the policy was in force will have been expensive.

We will provide you with an illustration showing projected future cash values if you request it in writing. We may charge a fee of up to $25 for preparing the illustration.

TAX CONSEQUENCES OF THE POLICY. If your policy was issued in a standard premium class, then we believe that it qualifies as a life insurance contract for Federal income tax purposes. Similarly, if your policy was issued on a guaranteed issue or simplified issue basis, we believe that it will qualify as a life insurance contract. However, if the policy was issued on a substandard basis, it is not clear whether it will qualify as a life insurance contract for tax purposes. The IRS has provided very limited guidance in this area.

Assuming that the policy does qualify as a life insurance contract for Federal income tax purposes, then we believe that the cash value should be subject to the same tax treatment as the cash value of a conventional fixed-benefit contract. This means that growth in the cash value will not be taxed until you receive a distribution.

There are some actions that may trigger a tax. If you transfer ownership to someone else, or if you surrender the policy or withdraw cash from it, you may have to pay a tax. Similarly, if you let the policy lapse while there is an outstanding loan, or if you exchange the policy for another policy, you may owe a tax. (See Federal Tax Matters.)

If you pay too much in premium, your policy may become a "modified endowment contract." If that happens, then some pre-death distributions of cash will be taxable income. If there is more cash value in the policy than what you actually paid in premiums, you will be taxed on the excess in the year in which you receive a distribution. You may withdraw the amount that you paid into the policy without being taxed, but only after you have received the excess as taxable income. In addition, any taxable distribution that you receive before age 59 1/2 will generally be subject to an additional 10% tax.

On the other hand, if the policy is not a modified endowment contract, then distributions are normally treated first as a return of your "cost basis," or investment in the contract. In this case, you may withdraw up to the amount of the premiums you paid with no tax consequences. After that, any additional distributions are treated as taxable income. In addition, loans from the policy are not treated as distributions, so they are not considered taxable income. Finally, if your policy is not a modified endowment contract, neither distributions or loans are subject to the 10% additional tax (See Federal Tax Matters.)

Please note that General American is neither a law firm nor a tax adviser, so we cannot give you legal or tax advice. If you have specific legal or tax questions, we suggest that you consult a qualified professional in these fields.

DIVIDENDS. The Policy is issued as a non-participating Policy and will not share in the divisible surplus of the Company.

                                   * * *

This Prospectus describes only those aspects of the Policy that relate to the Separate Account, except where General Account matters are specifically mentioned. For a brief summary of the aspects of the Policy relating to the General Account, see The General Account.

                                 DEFINITIONS

ATTAINED AGE - The Issue Age of the Insured plus the number of completed Policy Years.

BENEFICIARY - The person(s) named in the application or by later designation to receive Policy proceeds in the event of the Insured's death. A
Beneficiary may be changed as set forth in the Policy and this Prospectus.

CASH VALUE - The total amount that a Policy provides for investment at any time. It is equal to the total of the amounts credited to the Owner in the Separate Account and the General Account, including the Loan Account.

CASH SURRENDER VALUE - The Cash Value of a Policy on the date of surrender, less any Indebtedness, and less any unpaid selection and issue expense charges and monthly administrative charges for the remainder of the first policy year.

DIVISION - A subaccount of the Separate Account. Each Division invests exclusively in the shares of a corresponding Fund of either General American Capital Company, American Century Variable Portfolios, J.P. Morgan Series Trust II, Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, Fidelity Variable Insurance Products Fund III, SEI Insurance Products Trust, Metropolitan Series Fund, Inc. New England Zenith Fund, Met Investors Series Fund, or Van Eck Worldwide Insurance Trust.

EFFECTIVE DATE - The date as of which insurance coverage begins under a policy.

FACE AMOUNT - The minimum death benefit under the Policy so long as the Policy remains in force.

FUND - A separate investment portfolio of a registered open-end investment company. Although sometimes referred to elsewhere as "portfolios," they are referred to in this prospectus as "Funds," except where "Portfolio" is part of their name.

GENERAL ACCOUNT - The assets of the Company other than those allocated to the Separate Account or any other separate account. The Loan Account is part of the General Account.

HOME OFFICE - The service office of General American Life Insurance Company, the mailing address of which is P.O. Box 14490, St. Louis, Missouri 63178.

INDEBTEDNESS - The sum of all unpaid Policy Loans and accrued interest on loans.

INSURED - The person whose life is insured under the Policy.

INVESTMENT START DATE - The date the initial premium is applied to the General Account and/or the Divisions of the Separate Account. This date is the later of the Issue Date or the date the initial premium is received at General American's Home Office.

ISSUE AGE - The Insured's age at his or her nearest birthday as of the date the Policy is issued.

ISSUE DATE - The date from which Policy Anniversaries, Policy Years, and Policy Months are measured.

LOAN ACCOUNT - The account of the Company to which amounts securing Policy Loans are allocated. The Loan Account is part of General American's General Account.

LOAN SUBACCOUNT - A Loan Subaccount exists for the General Account and for each Division of the Separate Account. Any Cash Value transferred to the Loan Account will be allocated to the appropriate Loan Subaccount to reflect the origin of the Cash Value. At any point in time, the Loan Account will equal the sum of all the Loan Subaccounts.

MONTHLY ANNIVERSARY - The same date in each succeeding month as the Issue Date except that whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed the next Valuation Date. If any Monthly Anniversary would be the 29th, 30th, or 31st day of a month that does not have that number of days, then the Monthly Anniversary will be the last day of that month.

NET PREMIUM - The premium less the premium expense charges (consisting of the sales charge and the premium tax charge).

OWNER - The Owner of a Policy, as designated in the application or as subsequently changed.

POLICY - The flexible premium variable life insurance Policy offered by the Company and described in this Prospectus.

POLICY ANNIVERSARY - The same date each year as the Issue Date.

POLICY MONTH - A month beginning on the Monthly Anniversary.



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POLICY YEAR - A period beginning on a Policy Anniversary and ending on the day immediately preceding the next Policy Anniversary.

PORTFOLIO - see Fund.

PRO-RATA SURRENDER - A requested reduction of both the Face Amount and the Cash Value by a given percentage.

SEC - The United States Securities and Exchange Commission.

SEPARATE ACCOUNT - General American Separate Account Eleven, a separate investment account established by the Company to receive and invest the Net Premiums paid under the Policy, and certain other variable life policies, and allocated by the Owner to provide variable benefits.

TARGET PREMIUM - A premium calculated when a Policy is issued, based on the Insured's age, sex (except in unisex policies) and risk class. The target premium is used to calculate the first year's premium expense charge and agent compensation under the Policy. (See Charges and Deductions.)


VALUATION DATE - Each day that the New York Stock Exchange is open for trading.


VALUATION PERIOD - The period between two successive Valuation Dates, commencing at 4:00 p.m. (Eastern Standard Time) on a Valuation Date and ending 4:00 p.m. on the next succeeding Valuation Date.

                    THE COMPANY AND THE SEPARATE ACCOUNT

                                 THE COMPANY

General American Life Insurance Company ("General American" or "the Company") was originally incorporated as a stock company in 1933. In 1936, General American initiated a program to convert to a mutual life insurance company. In 1997, General American's policyholders approved a reorganization of the Company into a mutual holding company structure under which General American became a stock company wholly owned by GenAmerica Corporation, an intermediate stock holding company. On January 6, 2000 The Metropolitan Life Insurance Company of New York ("MetLife") acquired GenAmerica Corporation, which became GenAmerica Financial Corporation. As a result of that transaction, General American became an indirect, wholly-owned subsidiary of MetLife.

Headquartered in New York City since 1868, MetLife is a leading provider of insurance and financial services to a broad spectrum of individual and group customers. The company, with approximately $302.2 billion worth of assets under management as of December 31, 2000, provides individual insurance and investment products to approximately 9 million households in the United States. MetLife also serves over 33 million people by providing group insurance and investment products to corporations and other institutions.

General American is principally engaged in writing individual life insurance policies and annuity contracts. As of December 31, 2000, it had consolidated assets of approximately $25 billion. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in ten Canadian provinces. The principal offices of General American are located at 700 Market Street, St. Louis, Missouri 63101. The mailing address of General American's service center ("the Home Office") is P.O. Box 14490, St. Louis, Missouri 63178.


                            THE SEPARATE ACCOUNT

General American Life Insurance Company Separate Account Eleven ("the Separate Account") was established by General American as a separate investment account on January 24, 1985 under Missouri law. The Separate Account will receive and invest the Net Premiums paid under this Policy and allocated to it. In addition, the Separate Account currently receives and invests Net Premiums for other classes of flexible premium variable life insurance policies and might do so for additional classes in the future.

The Separate Account has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("the 1940 Act") and meets the definition of a "separate account" under Federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Separate Account or General American by the SEC.

The Separate Account is divided into Divisions. Divisions invest in corresponding Funds from various open-end, diversified management investment companies. Income and both realized and unrealized gains or losses from the assets of each Division of the Separate Account are credited to or charged against that Division without regard to income, gains, or


                                     15

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losses from any other Division of the Separate Account or arising out of any other business General American may conduct.

Although the assets of the Separate Account are the property of General American, the assets in the Separate Account equal to the reserves and other liabilities of the Separate Account are not chargeable with liabilities arising out of any other business which General American may conduct. The assets of the Separate Account are available to cover the general liabilities of General American only to the extent that the Separate Account's assets exceed its liabilities arising under the Policies. From time to time, the Company may transfer to its General Account any assets of the Separate Account that exceed the reserves and the Policy liabilities of the Separate Account (which will always be at least equal to the aggregate Policy value allocated to the Separate Account under the Policies). Before making any such transfers, General American will consider any possible adverse impact the transfer may have on the Separate Account.

                      GENERAL AMERICAN CAPITAL COMPANY

General American Capital Company ("the Capital Company") is an open-end, diversified management investment company which was incorporated in Maryland on November 15, 1985, and commenced operations on October 1, 1987. Only the Funds described in this section of the Prospectus are currently available as investment choices for this Policy even though additional Funds may be described in the prospectus for the Capital Company. Shares of Capital Company are currently offered to separate accounts established by General American Life Insurance Company and affiliates. The Capital Company's investment adviser is Conning Asset Management Company ("the Advisor"), an indirect, majority-owned subsidiary of General American. The adviser selects investments for the Funds.

The Capital Company's Asset Allocation Fund, Managed Equity Fund, Mid-Cap Equity Fund, and Small Cap Equity Fund are subadvised by State Street Research & Management. State Street is responsible for the day-to-day portfolio management of these funds.

The investment objectives and policies of each Fund are summarized below:

     S&P 500 INDEX FUND: The investment objective of this Fund is to provide investment results that parallel the price and yield performance of publicly-traded common stocks in the aggregate. The Fund uses the Standard & Poor's Composite Index of 500 Stocks ("the S&P Index") as its standard for performance comparison. The Fund attempts to duplicate the performance of the S&P Index and includes dividend income as a component of the Fund's total return. The Fund is not managed by Standard & Poor's.

     THE MONEY MARKET FUND: The investment objective of the Money Market Fund is to obtain the highest level of current income which is consistent with the preservation of capital and maintenance of liquidity. The Fund invests primarily in high-quality, short-term money market instruments. An investment in the Money Market Fund is neither insured nor guaranteed by the U. S. Government.

     BOND INDEX FUND: The investment objective of this Fund is to provide a rate of return that reflects the performance of the publicly-traded bond market as a whole. The Fund uses the Lehman Brothers
     Government/Corporate Bond Index as its standard for performance comparison.

     MANAGED EQUITY FUND: The investment objective of this Fund is long-term growth of capital, obtained by investing primarily in common stocks. Securing moderate current income is a secondary objective.

     ASSET ALLOCATION FUND: The investment objective of this Fund is a high rate of long-term total return composed of capital growth and income payments. Preservation of capital is the secondary objective and chief limit on investment risk. The Fund will invest only in those types of securities that the other Capital Company Funds may invest in. The Asset Allocation Fund invests in a combination of common stocks, bonds, or money market instruments in accordance with guidelines established from time to time by Capital Company's Board of Directors.

     INTERNATIONAL INDEX FUND: The investment objective of this Fund is to obtain investment results that parallel the price and yield performance of publicly-traded common stocks in the Morgan Stanley Capital International ("MSCI") Europe, Australia and Far East Index ("EAFE").

     MID-CAP EQUITY FUND: The investment objective of this Fund is long-term growth of capital consistent with the investment returns of mid-sized companies. The fund invests primarily in stocks of companies with medium market


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     capitalizations and the potential for earnings growth, generally being of comparable size to companies in the Russell Midcap(TM) Growth Index or a similar index.

     SMALL-CAP EQUITY FUND: The Small-Cap Equity Fund has changed from a passively managed to an actively managed fund. The fund's investment objective is to provide investors long-term growth of capital. The fund will invest primarily in small company value stocks.

                    AMERICAN CENTURY VARIABLE PORTFOLIOS

American Century Variable Portfolios, Inc., a part of American Century Investments, was organized as a Maryland corporation on June 4, 1987. It is a diversified, open-end management investment company. Its business and affairs are managed by its officers under the Direction of its Board of Directors. American Century Investment Management, Inc. serves as the investment manager of the fund.

The investment objective and policies of the Funds are summarized below:

     INCOME & GROWTH FUND: The investment objective of this Fund is to attain long-term growth of capital as well as current income. The Fund pursues a total return and dividend yield that exceed those of the S&P 500 by investing in stocks of companies with strong dividend growth potential. Dividends are paid monthly.

     INTERNATIONAL FUND: This Fund seeks capital growth over time by investing in common stocks of foreign companies considered to have better-than-average prospects for appreciation. Because the Fund invests in foreign securities, a higher degree of short-term price volatility, or risk, is expected due to factors such as currency fluctuation and political instability.

     VALUE FUND: This Fund is a core equity fund that seeks long-term capital growth. Income is a secondary objective. To pursue its objectives, the fund invests primarily in equity securities of well-established companies that are believed by management to be undervalued at the time of purchase. Please note that this is an equity investment and, by nature, may fluctuate in value.

                         J.P. MORGAN SERIES TRUST II

J.P. Morgan Series Trust II is an open-end diversified management investment company organized as a Delaware Business Trust. The Trust's investment adviser is J.P. Morgan Investment Management, Inc., a registered investment adviser and a wholly owned subsidiary of J.P. Morgan & Co., Incorporated, a bank holding company organized under the laws of Delaware.

The investment objective and policies of the Funds are summarized below:

     BOND PORTFOLIO: This Fund seeks to provide a high total return consistent with moderate risk of capital and maintenance of liquidity. The Fund is designed for investors who seek a total return over time that is higher than that generally available from a portfolio of short-term obligations while acknowledging the greater price fluctuation of longer-term instruments.

     SMALL COMPANY PORTFOLIO: The investment objective of this Fund is to provide high total return from a portfolio of equity securities of small companies. The Fund invests primarily in small and medium sized U.S. Companies with market capitalizations less than $2 billion. The Fund is designed for investors who are willing to assume the somewhat higher risk of investing in small companies in order to seek a higher return over time than might be expected from a portfolio of stocks of large companies.

                  FIDELITY VARIABLE INSURANCE PRODUCTS FUND

Fidelity Variable Insurance Products Fund ("VIP") is an open-end, diversified management investment company organized as a Massachusetts business trust on November 13, 1981. Only the Funds described in this section of the Prospectus are currently available as investment choices for this Policy even though additional Funds may be described in the prospectus for VIP. VIP shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. Fidelity Management & Research Company ("FMR") of Boston, Massachusetts is the Funds' Manager.

The investment objectives and policies of each Fund are summarized below:

     EQUITY-INCOME PORTFOLIO: The investment objective of this Fund is income, obtained by investing primarily in income-producing equity securities. In choosing these securities, FMR will also consider the potential for capital appreciation. The Fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks.



                                     17

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     GROWTH PORTFOLIO: The investment objective of this Fund is capital appreciation. The Fund normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be obtained from other types of securities, including bonds and preferred stocks.

     OVERSEAS PORTFOLIO: The investment objective of this Fund is long-term growth of capital. The Fund invests primarily in foreign securities. The Overseas Portfolio provides a means for investors to diversify their own portfolios by participation in companies and economies outside of the United States.

     HIGH INCOME PORTFOLIO: The investment objective of this Fund is a high level of current income. The Fund seeks to fulfill the objective by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital. Lower-rated securities, commonly referred to as "junk bonds," involve greater risk of default or price change than securities assigned a higher quality rating.

                FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

Fidelity Variable Insurance Products Fund II ("VIP II") is an open-end, diversified management investment company organized as a Massachusetts business trust on March 21, 1988. Only the Fund described in this section of the Prospectus is currently available as an investment choice for this Policy even though additional Funds may be described in the prospectus for VIP II. VIP II shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. FMR is the Fund's manager.

The investment objective and policies of the Funds are summarized below:

     ASSET MANAGER: The investment objective of this Fund is to seek a high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds, and short-term fixed income instruments.

                FIDELITY VARIABLE INSURANCE PRODUCTS FUND III

Fidelity Variable Insurance Products Fund III ("VIP III") is an open-end, diversified management investment company organized as a Massachusetts business trust. Only the Fund described in this section of the Prospectus is currently available as an investment choice for this Policy even though additional Funds may be described in the prospectus for VIP III. VIP III shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. FMR is the Fund's manager.

The investment objective and policies of the Fund are summarized below:

     MID CAP EQUITY FUND: This Fund seeks long-term capital growth by investing primarily in common stocks, with at least 65% of total assets in securities of companies with medium market capitalizations, similar to those in the S&P MidCap 400. The fund may potentially invest in domestic and foreign companies with smaller or larger market capitalizations, investing in either "growth" or "value" stocks or both. The fund selects investments by using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions.

                      VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust ("Van Eck") is an open-end management investment company organized as a Massachusetts business trust on January 7, 1987. Only the Funds described in this section of the Prospectus is currently available as an investment choice for this Policy even though additional Funds may be described in the prospectus for Van Eck. Shares of Van Eck are offered only to separate accounts of various insurance companies to support benefits of variable insurance and annuity policies. The assets of Van Eck are managed by Van Eck Associates Corporation of New York, New York.

The investment objectives and policies of the Fund are summarized below:

     WORLDWIDE HARD ASSETS FUND: The investment objective of the Fund is to seek long-term capital appreciation by investing in equity and debt securities of companies engaged in the exploration, development, production, and distribution of one or more of the following: (i) precious metals, (ii) ferrous and non-ferrous metals, (iii) oil and gas, (iv) forest products, (v) real estate, and (vi) other basic non-agricultural commodities (together, "Hard Assets"). Current income is not an objective.

     WORLDWIDE EMERGING MARKETS FUND: The investment objective of this Fund is to obtain long-term capital appreciation by investing in equity securities in emerging markets around the world. The Fund emphasizes primarily investment in countries that, compared to the


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     world's major economies, exhibit relatively low gross national product per capita, as well as the potential for rapid economic growth.

                        SEI INSURANCE PRODUCTS TRUST

SEI Investments is a publicly-traded, diversified financial services firm dedicated to helping investors more effectively manage their financial assets. SEI Investments was incorporated in Pennsylvania in 1968 under the original name of Simulated Environments, Inc. SEI Investments Management Corporation (SIMC), SEI Investments Distribution Company (SIDCO), and SEI Trust Company are the principal wholly-owned subsidiaries of SEI Investments. SIMC is an investment advisor registered with the Securities and Exchange Commission (SEC) under the Investment Advisers Act of 1940. SIDCO is a broker-dealer registered with the SEC under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

SEI Insurance Products Trust is a mutual fund family that offers shares in separate investment portfolios (Funds). The Funds have individual investment goals and strategies and are designed exclusively as funding vehicles for variable life insurance and variable annuity contracts. SEI Investments Management Corporation is the Investment Adviser to SEI Insurance Products Trust.

The investment objectives and policies of the Funds are summarized below.

     LARGE CAP VALUE FUND: This Fund invests primarily in common stocks of U.S. Companies with market capitalizations of more than $1 billion. The Fund uses a multi-manager approach, relying on Sub-Advisers to manage the Fund's portfolio under the general supervision of SIMC. Each Sub-Adviser, in managing its portions of the Funds' assets, selects stocks it believes are undervalued in light of such fundamental characteristics as earnings, book value or return on equity. The Fund's portfolio is diversified as to issuers and industries.

     LARGE CAP GROWTH FUND: This Fund invests primarily in common stocks of U.S. companies with market capitalizations of more than $1 billion. The Fund uses a multi-manager approach, relying on Sub-Advisers to manage the Fund's portfolio under the general supervision of SIMC. Each Sub-Adviser, in managing its portion of the Fund's assets, selects stocks it believes have significant growth potential in light of such characteristics as revenue and earnings growth and positive earnings surprises. The Fund's portfolio is diversified as to issuers and industries.

     SMALL CAP VALUE FUND: This Fund invests primarily in common stocks of U.S. Companies with market capitalizations of less than $2 billion. The Fund uses a multi-manager approach, relying on Sub-Advisers to manage the Fund's portfolio under the general supervision of SIMC. Each Sub-Adviser, in managing its portions of the Funds' assets, selects stocks it believes are undervalued in light of such fundamental characteristics as earnings, book value or return on equity. The Fund's portfolio is diversified as to issuers and industries.

     SMALL CAP GROWTH FUND: This Fund invests primarily in common stocks of U.S. companies with market capitalizations of less than $2 billion. The Fund uses a multi-manager approach, relying on Sub-Advisers to manage the Fund's portfolio under the general supervision of SIMC. Each Sub-Adviser, in managing its portion of the Fund's assets, selects stocks it believes have significant growth potential in light of such characteristics as revenue and earnings growth and positive earnings surprises. The Fund's portfolio is diversified as to issuers and industries.

     INTERNATIONAL EQUITY FUND: This Fund invests primarily in common stocks and other equity securities of foreign companies. The Fund uses a multi-manager approach, relying on Sub-Advisers to manage the Fund's portfolio under the general supervision of SIMC. The Fund's portfolio is diversified as to issuers, markets capitalization, industry and country. The Fund primarily invests in companies located in developed countries, but may also invest in companies located in emerging markets.

     EMERGING MARKETS EQUITY FUND: This Fund invests primarily in common stocks and other equity securities of foreign companies located in emerging markets countries. The fund uses a multi-manager approach, relying on Sub-Advisers to manage the Fund's portfolio under the general supervision of SIMC. The Fund is diversified as to issuers, market capitalization, industry and country.

     CORE FIXED INCOME FUND: This Fund invests primarily in investment grade U.S. corporate and government fixed income securities, including mortgage-backed securities. The Fund uses a multi-manager approach, relying on Sub-


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     Advisers to manage the Fund's portfolio under the general supervision of SIMC. Sub-Advisers are selected for their expertise in managing various kinds of fixed income securities, and each Sub-Adviser makes investment decisions based on an analysis of yield trends, credit ratings and other factors in accordance with its particular discipline. While each Sub-Adviser chooses securities of different types and maturities, the Fund in the aggregate generally will have a dollar-weighted average duration that is consistent with that of the broad U.S. fixed income market.

     HIGH YIELD BOND FUND: This Fund invests primarily in fixed income securities rated below investment grade ("junk bonds"), including corporate bonds and debentures, convertible and preferred securities, and zero coupon obligations. The Sub-Adviser chooses securities that offer a high current yield as well as total return potential. The Fund's securities are diversified as to issuers and industries. The Fund's average weighted maturity may vary, and will generally not exceed ten years. There is no limit on the maturity or on the credit quality of any security.

     INTERNATIONAL FIXED INCOME FUND: This Fund invests primarily in foreign government, corporate, and mortgage-backed securities. In selecting investments for the Fund, the Sub-Adviser chooses investment grade securities issued by corporations and governments located in various developed foreign countries, looking for opportunities for capital appreciation and gain, as well as current income. There are no restrictions on the Fund's average portfolio maturity or on the maturity of any specific security.

     EMERGING MARKETS DEBT FUND: This Fund invests primarily in U.S. dollar denominated debt securities of government, government-related and corporate issuers in emerging markets countries, as well as entities organized to restructure the outstanding debt of such issuers. The Sub-Advisor will spread the Fund's holdings across a number of countries and industries to limit its exposure to a single emerging market economy. There are no restrictions on the Fund's average portfolio maturity, or on the maturity of any specific security. There is no minimum rating standard for the Fund's securities, and the Fund's securities will generally be in the lower or lowest rating categories.

                          METROPOLITAN SERIES FUND

The Metropolitan Series Fund, Inc. is a "series" type of mutual fund, which is registered as an open-end management investment company under the 1940 Act. The fund is divided into Portfolios, each of which represents a different class of stock in which a corresponding investment division of Separate Account UL invests. Separate Account UL was established under New York law on December 13, 1988. It is registered as a unit investment trust under the Investment Company Act of 1940.

MetLife Advisers, LLC serves as the investment adviser to the Metropolitan Series Fund. MetLife Advisers oversees and recommends the hiring or replacement of its subadvisers and is ultimately responsible for the investment performance of these Funds.

The investment objectives and policies of the Funds available under your Policy are summarized below:

     JANUS MID CAP PORTFOLIO: The Portfolio seeks long-term growth of capital. It normally invests at least 65% of its total assets in common stocks of medium capitalization companies selected for their growth potential. The portfolio manager defines medium capitalization ("mid-cap") companies as those whose market capitalization falls within the range of companies included in the S&P MidCap 400 Index at the time of the purchase. The Portfolio is non-diversified, so that it can own larger positions in a smaller number of issuers. This means that appreciation or depreciation of a single investment can have a greater impact on the Portfolio's share price. The portfolio manager generally takes a "bottom up" approach to building the Portfolio by identifying the companies with earnings growth potential that may not be recognized by the market at large, without regard to any industry sector or other similar selection procedure.

     JANUS GROWTH PORTFOLIO: The Portfolio seeks long-term growth of capital. It invests primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies. It may invest without limit in foreign equity and debt securities and less than 35% of its net assets in high-yield/high-risk bonds. The portfolio manager applies a "bottom up" approach in choosing investments. In other words, he looks for companies with earnings growth potential one at a time. If the portfolio manager is unable to find such investments, a


                                     20

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     significant portion of the Portfolio's assets may be in cash or similar investments.

     T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO: This Portfolio seeks long-term growth of capital, with dividend income as a secondary goal. It normally invests at least 65% of its total assets in a diversified group of large capitalization growth companies. The portfolio managers define large capitalization ("large-cap") companies as those whose market capitalization falls within the range of the largest 300 companies included in the Russell 3000 Index at the time of the purchase. The Portfolio generally looks for companies with above-average growth in earnings and cash flow; the ability to sustain earnings momentum even during economic slowdowns by operating in industries or service sectors where earnings and dividends can outpace inflation and the overall economy; or that have a lucrative niche in the economy where profit margins widen due to economic factors (rather than one-time events such as lower taxes). The Portfolio expects to invest in common stocks of companies that normally (but not always) pay dividends that are generally expected to rise in future years as earnings rise.

     T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO: The investment objective of this Portfolio is long-term capital growth. The Portfolio normally invests at least 65% of its total assets in a diversified group of small capitalization companies. The portfolio manager defines small capitalization ("small cap") companies as those whose market capitalization falls within the range of or smaller than the bottom 100 companies in the S&P 500 Index at the time of the purchase. The Portfolio expects to invest primarily in common stocks and convertible securities of companies in the development stage of their corporate life cycle with potential to achieve long-term earnings growth faster than the overall market.

                         MET INVESTORS SERIES TRUST

Met Investors Series Trust is an open-end management company that offers a selection of twenty three managed investment Portfolios or mutual funds, one of which is offered through the Policy. Met Investors Advisory Corp. (formerly known as Security First Investment Management Corp.) has overall responsibility for the general management and administration of all of the Portfolios.

         PIMCO INNOVATION PORTFOLIO: The Portfolio seeks capital appreciation, with no consideration given to income. It seeks to achieve its investment objective by normally investing at least 65% of its assets in common stocks of companies which utilize new, creative or different, or "innovative," technologies to gain a strategic competitive advantage in their industry, as well as companies that provide and service those technologies. The Portfolio identifies its investment universe of technology-related companies by reference to classifications made by independent firms, such as Standard & Poor's (for example, companies classified as "Information Technology" companies) and by identifying companies that derive a substantial portion of their revenues from the manufacture, sale and/or service of technological products. Although the Portfolio emphasizes companies which utilize technologies, it is not required to invest exclusively in companies in a particular business sector or industry. The Portfolio may invest a substantial portion of its assets in the securities of smaller capitalization companies with total assets in excess of $200 million, and may invest in initial public offerings (IPO's). The Portfolio may invest up to 35% of its assets in foreign equity securities, including American Depositary Receipts, and may invest in securities of emerging market countries.

                           NEW ENGLAND ZENITH FUND

New England Zenith Fund is an open-end diversified management investment company, more commonly known as a mutual fund, consisting of multiple investment portfolios, known as the Series. MetLife Advisers (formerly New England Investment Management, Inc.) serves as the investment adviser to the Series. MetLife Advisers oversees and recommends the hiring or replacement of its subadvisers and is ultimately responsible for the investment performance of these Funds.

The investment objectives and policies of the Fund available under your Policy are summarized below:

     ALGER EQUITY GROWTH SERIES: Alger invests Equity Growth's assets primarily in growth stocks. Alger will ordinarily invest at least 65% of Equity Growth's total assets in equity securities of issues with market capitalization of $1 billion or greater. Alger seeks out and invests primarily in companies that are traded on domestic stock exchanges or in the domestic over-the-counter market. The companies Alger


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

     chooses for the portfolio of the Series may still be in the development stage. They may be older companies that appear to be entering a new stage of growth progress due to factors like management changes or development of new technologies, products or markets, or may be companies providing products or services with a high unit volume growth rate. Alger focuses on fundamental characteristics of individual companies and does not allocate assets based on specific industry sectors.

     HARRIS OAKMARK MID CAP VALUE SERIES: The Portfolio's investment objective is long-term capital appreciation. The fund invests primarily in common stocks of U.S. companies. It is a "non-diversified fund" which means that it may hold at any one time securities of fewer issuers compared to a "diversified fund." The fund may hold as few as 12 securities, but generally will have 15 to 20 securities in its portfolio. The manager will normally invest at least 65% of the Portfolio's assets in equity securities of companies with public stock market capitalizations within the range considered to be mid-cap stocks by Morningstar, Inc. The fund may invest up to 25% of its assets in fixed-income securities, including investment grade securities and high-yield debt.

THERE IS NO ASSURANCE THAT ANY OF THE FUNDS WILL ACHIEVE ITS STATED OBJECTIVE. It is conceivable that in the future it may be disadvantageous for Funds to offer shares to separate accounts of various insurance companies to serve as the investment medium for their variable products or for both variable life and annuity separate accounts to invest simultaneously in a Fund. The Boards of Trustees, the Boards of Directors, and the respective Advisors of each Fund, and the Company and any other insurance companies participating in the Funds are required to monitor events to identify any material irreconcilable conflicts that may possibly arise, and to determine what action, if any, should be taken in response to those events or conflicts. A more detailed description of the Funds, their investment policies, restrictions, risks, and charges is in the prospectuses for each Fund, which must accompany or precede this Prospectus and which should be read carefully.

             ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

The Company reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the Separate Account or that the Separate Account may purchase. The Company reserves the right to eliminate the shares of any of the Funds and to substitute shares of another Fund if the shares of a Fund are no longer available for investment or if in its judgment further investment in any Fund becomes inappropriate in view of the purposes of the Separate Account. The Company will not substitute any shares attributable to an Owner's interest in a Division of the Separate Account without notice to the Owner and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. Nothing contained in this Prospectus shall prevent the Separate Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Owners.

The Company also reserves the right to establish additional Divisions of the Separate Account, each of which would invest in a new Fund with a specified investment objective. New Divisions may be established when, in the sole discretion of the Company, marketing needs or investment conditions warrant. Any new Division will be made available to existing Owners on a basis to be determined by the Company. To the extent approved by the SEC, the Company may also eliminate or combine one or more Divisions, substitute one Division for another Division, or transfer assets between Divisions if, in its sole discretion, marketing, tax, or investment conditions warrant.

In the event of a substitution or change, the Company may, if it considers it necessary, make such changes in the Policy by appropriate endorsement and offer conversion options required by law, if any. The Company will notify all Owners of any such changes.

If deemed by the Company to be in the best interests of persons having voting rights under the Policy, and to the extent any necessary SEC approvals or Owner votes are obtained, the Separate Account may be: (a) operated as a management company under the 1940 Act; (b) de-registered under that Act in the event such registration is no longer required; or (c) combined with other separate accounts of the Company. To the extent permitted by applicable law, the Company may also transfer the assets of the Separate Account associated with the Policy to another separate account.

                               POLICY BENEFITS

                                DEATH BENEFIT

As long as the Policy remains in force (See Payment and Allocation of Premiums - Policy Lapse and Reinstatement), the Company will, upon receipt of proof of the Insured's death at its Home Office, pay the death benefit in a lump sum. The amount of the death benefit payable will be determined at the end of the Valuation Period during which the Insured's death occurred. The death benefit will be paid to the surviving Beneficiary or Beneficiaries specified in the application or as subsequently changed.

The Policy provides three death benefit options: "Death Benefit Option A," "Death Benefit Option B," and "Death Benefit Option C." The death benefit under all options will never be less than the current Face Amount of the Policy (less Indebtedness) as long as the Policy remains in force. (See Payment and Allocation of Premiums - Policy Lapse and Reinstatement.) The current minimum Face Amount is generally $50,000.

DEATH BENEFIT OPTION A. Under Death Benefit Option A, the death benefit until the Insured reaches Attained Age 100 is the current Face Amount of the Policy or, if greater, the applicable percentage of Cash Value on the date of death. At Attained Age 100 and above, the death benefit is 101% of the Cash Value. The applicable percentage is 250% for an Insured reaching Attained Age 40 or below on the Policy Anniversary prior to the date of death. For Insureds with an a Attained Age over 40 on that Policy Anniversary, the percentage is lower and declines with age as shown in the Applicable Percentage of Cash Value Table shown below. Accordingly, under Death Benefit Option A the death benefit will remain level at the Face Amount unless the applicable percentage of Cash Value exceeds the current Face Amount, in which case the amount of the death benefit will vary as the Cash Value varies. (See Illustrations of Death Benefits and Cash Values, Appendix A.)

DEATH BENEFIT OPTION B. Under Death Benefit Option B, the death benefit until the Insured reaches Attained Age 100 is equal to the current Face Amount plus the Cash Value of the Policy on the date of death or, if greater, the applicable percentage of the Cash Value on the date of death. At Attained Age 100 and above, the death benefit is 101% of the Cash Value. The applicable percentage is the same as under Death Benefit Option A: 250% for an Insured Attained Age 40 or below on the Policy Anniversary prior to the date of death, and for Insureds with an Attained Age over 40 on that Policy Anniversary the percentage declines as shown in the Applicable Percentage of Cash Value Table shown below. Accordingly, under Death Benefit Option B the amount of the death benefit will always vary as the Cash Value varies (but will never be less than the Face Amount). (See Illustrations of Death Benefits and Cash Values, Appendix A.)

---------------------------------------------------------
       APPLICABLE PERCENTAGE OF CASH VALUE TABLE
            FOR INSUREDS LESS THAN AGE 100*
---------------------------------------------------------
    Insured Person's Age       Policy Account Multiple
                                      Percentage
---------------------------------------------------------
        40 or under                      250%
---------------------------------------------------------
             45                          215%
---------------------------------------------------------
             50                          185%
---------------------------------------------------------
             55                          150%
---------------------------------------------------------
             60                          130%
---------------------------------------------------------
             65                          120%
---------------------------------------------------------
             70                          115%
---------------------------------------------------------
          78 to 90                       105%
---------------------------------------------------------
          95 to 99                       101%
---------------------------------------------------------

*For ages that are not shown on this table, the applicable percentage multiples will decrease by a ratable portion for each full year.

DEATH BENEFIT OPTION C. Under Death Benefit Option C, the death benefit is equal to the current Face Amount of the Policy or, if greater, the Cash Value on the date of death multiplied by the "Attained Age factor" (a list of sample Attained Age factors is shown in the Sample Attained Age Factor Table below). At Attained Age 100 and above, the death benefit is 101% of the Cash Value. Accordingly, under Death Benefit Option C the death benefit will remain level at the Face Amount unless the Cash Value multiplied by the Attained Age factor exceeds the current Face Amount, in which case the amount of the death benefit will vary as the Cash Value varies. (See Illustrations of Death Benefits and Cash Values, Appendix A.)

----------------------------------------------------
              DEATH BENEFIT OPTION C
         SAMPLE ATTAINED AGE FACTOR TABLE
                 NON-SMOKER RATES
----------------------------------------------------
INSURED ATTAINED     MALE LIVES      FEMALE LIVES
       AGE             FACTOR           FACTOR
----------------------------------------------------
       20             7.005753         7.978495
----------------------------------------------------
       25             6.022987         6.777620
----------------------------------------------------
       30             5.118855         5.739715
----------------------------------------------------
       35             4.326687         4.852022
----------------------------------------------------
       40             3.657390         4.105161
----------------------------------------------------
       45             3.101789         3.489815
----------------------------------------------------
       50             2.642973         2.978976
----------------------------------------------------
       55             2.266395         2.555211
----------------------------------------------------
       60             1.962872         2.203321
----------------------------------------------------
       65             1.720583         1.909085
----------------------------------------------------
       70             1.531494         1.672354
----------------------------------------------------
       75             1.386501         1.480860
----------------------------------------------------
       80             1.280475         1.337304
----------------------------------------------------
       85             1.201521         1.231035
----------------------------------------------------
       90             1.145430         1.156319
----------------------------------------------------
       95             1.089164         1.090579
----------------------------------------------------

CHANGES IN DEATH BENEFIT OPTION. If the Policy was issued with either Death Benefit Option A or Death Benefit Option B, the death benefit option may be changed. A request for change must be made to the Company in writing. The effective date of such a change will be the Monthly Anniversary on or following the date the Company receives the change request. A change in death benefit option may have Federal income tax consequences. (See Federal Tax Matters.)

A Death Benefit Option A Policy may be changed to have Death Benefit Option
B. The Face Amount will be decreased to equal the death benefit less the Cash Value on the effective date of change. A Death Benefit Option B Policy may be changed to have Death Benefit Option A. The Face Amount will be increased to equal the death benefit on the effective date of change. A Policy issued under Death Benefit Option C may not change to either Death Benefit Option A or Death Benefit Option B for the entire lifetime of the Contract. Similarly, a Policy issued under either Death Benefit Option A or B may not change to Death Benefit Option C for the lifetime of the Policy.

Satisfactory evidence of insurability must be submitted to the Company in connection with a request for a change from Death Benefit Option A to Death Benefit Option B. A change may not be made if it would result in a Face Amount of less than the minimum Face Amount.

A change in death benefit option will not in itself result in an immediate change in the amount of a Policy's death benefit or Cash Value. In addition, if, prior to or accompanying a change in the death benefit option, there has been an increase in the Face Amount, the cost of insurance charge may be different for the increased amount. (See Monthly Deduction - Cost of Insurance.)

CHANGE IN FACE AMOUNT. Subject to certain limitations set forth below, an Owner may increase or decrease the Face Amount of a Policy once each Policy Year but not before the first Policy Anniversary. A written request is required for a change in the Face Amount. A change in Face Amount may affect the cost of insurance rate and the net amount at risk, both of which affect an Owner's cost of insurance charge. (See Monthly Deduction - Cost of Insurance.) A change in the Face Amount of a Policy may have Federal income tax consequences. (See Federal Tax Matters.)

For an increase in the Face Amount, the Company requires that satisfactory evidence of insurability be submitted. An application for an increase must be received by the Company. If approved, the increase will become effective as of the Monthly Anniversary on or following receipt of the application by the Company, but not before the first Policy Anniversary. In addition, the Insured must have an Attained Age of not greater than 80 on the effective date of the increase. The increase may not be less than $5,000. Although an application for an increase need not be accompanied by an additional premium, the Cash Value, less any Indebtedness, in effect immediately after the increase must be sufficient to cover the next monthly deduction. To the extent the Cash Value, less any Indebtedness, is not sufficient, an additional premium must be paid. (See Charges and Deductions - Monthly Deduction.) An increase in the Face Amount may result in certain additional charges. (See Charges and Deductions - Monthly Deduction.)

For the Owner's rights upon an increase in Face Amount, see Policy Rights - Right to Examine Policy. Owners should consult their sales representative before deciding whether to increase coverage by increasing the Face Amount of a Policy.

Any decrease in the Face Amount will become effective on the Monthly Anniversary on or following receipt of the written request by the Company. The amount of the requested decrease must be at least $5,000 and the Face Amount remaining in force after any requested decrease may not be less than minimum Face Amount. If following a decrease in Face Amount, the Policy would not comply with the maximum premium limitations required by Federal tax law (see Payment and Allocation of Premiums), the decrease may be limited or Cash Value may be returned to the Owner (at the Owner's election), to the extent necessary to meet these requirements. Decreases will generally be applied to prior increases in the Face Amount, if any, in the reverse order in which such increases occurred, and then to the original Face Amount. This order of reduction will be used to determine the amount of subsequent cost of insurance charges (See Monthly Deduction - Cost of Insurance.)

PAYMENT OF THE DEATH BENEFIT. The death benefit under the Policy will ordinarily be paid in a lump sum within seven days after the Company receives all documentation required for such a payment. Payment may, however, be postponed in certain circumstances. (See General Matters - Postponement of Payment from the Separate Account.) The death benefit will be increased by the amount of the monthly cost of insurance for the portion of the month from the date of death to the end of the month, and reduced by any outstanding Indebtedness. (See General Matters - Additional Insurance Benefits and Charges and

Deductions.) The Company will pay interest on the death benefit from the date of the Insured's death to the date of payment. Interest will be at an annual rate determined by the Company, but will never be less than the guaranteed rate of 3%. Provisions for settlement of proceeds other than a lump sum payment may only be made upon written agreement with the Company.

                                 CASH VALUE

The Cash Value of the Policy is equal to the total of the amounts credited to the Owner in the Separate Account, the Loan Account (securing Policy Loans), and, in certain contracts, the General Account. The Policy's Cash Value in the Separate Account will reflect the investment performance of the chosen Divisions of the Separate Account as measured by each Division's Net Investment Factor (defined below), the frequency and amount of Net Premiums paid, transfers, partial withdrawals, loans and the charges assessed in connection with the Policy. An Owner may at any time surrender the Policy and receive the Policy's Cash Surrender Value. (See Policy Rights - Surrender, Partial Withdrawals, and Pro-Rata Surrender.) The Policy's Cash Value in the Separate Account equals the sum of the Policy's Cash Values in each Division. There is no guaranteed minimum Cash Value.

DETERMINATION OF CASH VALUE. For each Division of the Separate Account, the Cash Value is determined on each Valuation Date. On the Investment Start Date, the Cash Value in a Division will equal the portion of any Net Premium allocated to the Division, reduced by the portion allocated to that Division of the monthly deduction(s) due from the Issue Date through the Investment Start Date. (See Payment and Allocation of Premiums.) Thereafter, on each Valuation Date, the Cash Value in a Division of the Separate Account will equal:

     (1) The Cash Value in the Division on the preceding Valuation Date, multiplied by the Division's Net Investment Factor (defined below) for the current Valuation Period; plus

     (2) Any Net Premium payments received during the current Valuation Period which are allocated to the Division; plus

     (3) Any loan repayments allocated to the Division during the current Valuation Period; plus

     (4) Any amounts transferred to the Division from the General Account or from another Division during the current Valuation Period; plus

     (5) That portion of the interest credited on outstanding loans which is allocated to the Division during the current Valuation Period; minus

     (6) Any amounts transferred from the Division to the General Account, Loan Account, or to another Division during the current Valuation Period (including any transfer charges); minus

     (7) Any partial withdrawals from the Division during the current Valuation Period; minus

     (8) Any withdrawal due to a Pro-Rata Surrender from the Division during the current Valuation Period; minus

     (9) If a Monthly Anniversary occurs during the current Valuation Period, the portion of the monthly deduction allocated to the Division during the current Valuation Period to cover the Policy Month which starts during that Valuation Period (See Charges and Deductions.)

NET INVESTMENT FACTOR: The Net Investment Factor measures the investment performance of a Division during a Valuation Period. The Net Investment Factor for each Division for a Valuation period is calculated as follows:

     (1) The value of the assets at the end of the preceding Valuation Period; plus

     (2) The investment income and capital gains, realized or unrealized, credited to the assets in the Valuation Period for which the Net Investment Factor is being determined; minus

     (3) The capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

     (4) Any amount charged against each Division for taxes, including any tax or other economic burden resulting from the application of the tax laws determined by the Company to be properly attributable to the Divisions of the Separate Account, or any amount set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of each Division; minus

     (5) A charge equal to a percentage of the average net assets for each day in the Valuation

     Period. This charge, for mortality and expense risks, is determined by the length of time the policy has been in force. It will not exceed the amounts shown in the following table:
         Policy      Percentage of      Effective
         Years      Avg. Net Assets    Annual Rate
         1-10          0.0015027          0.55%
         11-20         0.0012301          0.45%
         21+           0.0009572          0.35%;
         divided by

     (6) The value of the assets at the end of the preceding Valuation Period.

                                POLICY RIGHTS

                                    LOANS

LOAN PRIVILEGES. The Owner may, by written request to General American, borrow an amount up to the Loan Value of the Policy, with the Policy serving as sole security for such loan. A loan taken from, or secured by, a Policy may have Federal income tax consequences. (See Federal Tax Matters.)

The Loan Value is the Cash Value of the Policy on the date the loan request is received, less interest to the next loan interest due date, less anticipated monthly deductions to the next loan interest due date, less any existing loan, plus interest expected to be earned on the loan balance to the next loan interest due date. Policy Loan interest is payable on each Policy Anniversary.

The minimum amount that may be borrowed is $500. The loan may be completely or partially repaid at any time while the Insured is living. Any amount due to an Owner under a Policy Loan ordinarily will be paid within seven days after General American receives the loan request at its Home Office, although payments may be postponed under certain circumstances. (See General Matters - Postponement of Payments from the Separate Account.)

When a Policy Loan is made, Cash Value equal to the amount of the loan plus interest due will be transferred to the Loan Account as security for the loan. A Loan Subaccount exists within the Loan Account for the General Account and each Division of the Separate Account. Amounts transferred to the Loan Account to secure Indebtedness are allocated to the appropriate Loan Subaccount to reflect its origin. Unless the Owner requests a different allocation, amounts will be transferred from the Divisions of the Separate Account and the General Account in the same proportion that the Policy's Cash Value in each Division and the General Account, if any, bears to the Policy's total Cash Value, less the Cash Value in the Loan Account, at the end of the Valuation Period during which the request for a Policy Loan is received. This will reduce the Policy's Cash Value in the General Account and Separate Account. These transactions will not be considered transfers for purposes of the limitations on transfers between Divisions or to or from the General Account.

Cash Value in the Loan Account is expected to earn interest at a rate ("the earnings rate") which is lower than the rate charged on the Policy Loan ("the borrowing rate"). Cash Value in the Loan Account will accrue interest daily at an annual earnings rate of not less than 3%.

Interest credited on the Cash Value held in the Loan Account will be allocated on Policy Anniversaries to the General Account and the Divisions of the Separate Account in the same proportion that the Cash Value in each Loan Subaccount bears to the Cash Value in the Loan Account. The interest credited will also be transferred: (1) when a new loan is made; (2) when a loan is partially or fully repaid; and (3) when an amount is needed to meet a monthly deduction.

INTEREST CHARGED. The borrowing rate we charge for Policy Loan interest will be based on the following schedule:
              FOR LOANS              ANNUAL
         OUTSTANDING DURING       INTEREST RATE
         Policy Years   1-20          3.25%
         Policy Years    21+          3.15%

General American will inform the Owner of the current borrowing rate when a Policy Loan is requested.

Policy Loan interest is due and payable annually on each Policy Anniversary. If the Owner does not pay the interest when it is due, the unpaid loan interest will be added to the outstanding Indebtedness as of the due date and will be charged interest at the same rate as the rest of the Indebtedness. (See Effect of Policy Loans below.) The amount of Policy Loan interest which is transferred to the Loan Account will be deducted from the Divisions of the Separate Account and from the General Account in the same proportion that the portion of the Cash Value in each Division and in the General Account, respectively, bears to the total Cash Value of the Policy minus the Cash Value in the Loan Account.

EFFECT OF POLICY LOANS. Whether or not a Policy Loan is repaid, it will permanently affect the Cash Value of a Policy, and may permanently affect the amount of the death benefit. The collateral for the loan (the amount held in the Loan Account) does not participate in the performance of the Separate Account while the loan is outstanding. If the Loan Account earnings rate is less than the investment performance of the selected Division(s), the Cash Value of the Policy will be lower as a result of the Policy Loan. Conversely, if the Loan Account earnings rate is higher than the investment performance of the Division(s), the Cash Value may be higher.

In addition, if the Indebtedness (See Definitions) exceeds the Cash Value on any Monthly Anniversary, the Policy will lapse, subject to a grace period. (See Payment and Allocation of Premiums - Policy Lapse and Reinstatement.) A sufficient payment must be made within the later of the grace period of 62 days from the Monthly Anniversary immediately before the date Indebtedness exceeds the Cash Value, or 31 days after notice that a Policy will terminate unless a sufficient payment has been mailed, or the Policy will lapse and terminate without value. A lapsed Policy, however, may later be reinstated subject to certain limitations. (See Payment and Allocation of Premiums - Policy Lapse and Reinstatement.)

Any outstanding Indebtedness will be deducted from the proceeds payable upon the death of the Insured or the surrender of the Policy. Upon a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax. (See Federal Tax Matters.)

REPAYMENT OF INDEBTEDNESS. A Policy Loan may be repaid in whole or in part at any time prior to the death of the Insured and as long as a Policy is in force. When a loan repayment is made, an amount securing the Indebtedness in the Loan Account equal to the loan repayment will be transferred to the Divisions of the Separate Account and the General Account in the same proportion that the Cash Value in each Loan Subaccount bears to Cash Value in the Loan Account. Amounts paid while a Policy Loan is outstanding will be treated as premiums unless the Owner requests in writing that they be treated as repayment of Indebtedness.

            SURRENDER, PARTIAL WITHDRAWALS AND PRO-RATA SURRENDER

At any time during the lifetime of the Insured and while a Policy is in force, the Owner may surrender the Policy by sending a written request to the Company. After the first Policy Year, an Owner may make a partial withdrawal by sending a written request to the Company. The amount available for surrender is the Cash Surrender Value at the end of the Valuation Period during which the surrender request is received at the Company's Home Office. Amounts payable from the Separate Account upon surrender, partial withdrawal, or a Pro-Rata Surrender will ordinarily be paid within seven days of receipt of the written request. (See General Matters - Postponement of Payments from the Separate Account.)

SURRENDERS. To effect a surrender, either the Policy itself must be returned to the Company along with the request, or the request must be accompanied by a completed affidavit of loss, which is available from the Company. Upon surrender, the Company will pay the Cash Surrender Value, plus any Cash Surrender Value Adjustment, if due, to the Owner in a single sum. The Cash Surrender Value equals the Cash Value on the date of surrender, less any Indebtedness. The Company will determine the Cash Surrender Value as of the date that an Owner's written request is received at the Company's Home Office. If the request is received on a Monthly Anniversary, the monthly deduction otherwise deductible will be included in the amount paid. Coverage under a Policy will terminate as of the date of surrender. The Insured must be living at the time of a surrender. A surrender may have Federal income tax consequences. (See Federal Tax Matters.)

CASH SURRENDER VALUE ADJUSTMENT. If the original owner request for a full cash surrender is received during the first seven policy years, the amount paid upon surrender may be adjusted. The increase adjustment is based on the Sales Charge deducted from the first year premium payment plus the cumulative monthly Selection and Issue Expense Charge for the initial face amount multiplied by the appropriate percentage factor for the year of surrender.

         Year                           Percentage
           1                               100%
           2                               100%
           3                               100%
           4                                85%
           5                                75%
           6                                50%
           7                                25%
           8 or later                        0%

The increase adjustment to the Cash Surrender Value is not available on surrenders that qualify for treatment as a tax-exempt exchange under Section 1035 of the Internal Revenue Code or on partial withdrawals of cash.

PARTIAL WITHDRAWALS. After the first Policy Year, an Owner may make partial withdrawals from the Policy's Cash Surrender Value. There is no transaction charge for the first twelve partial withdrawals or requested transfers in a Policy Year. General American may impose a charge of $25 for each partial withdrawal or requested transfer in excess of twelve in a Policy Year. A partial withdrawal may have Federal income tax consequences. (See Federal Tax Matters.)

The minimum amount of a partial withdrawal request is the lesser of a) $1.00 from a Division of the Separate Account, or b) the Policy's Cash Value in a Division. Partial withdrawals made during a Policy Year may not exceed the following limits. The maximum amount that may be withdrawn from a Division of the Separate Account is the Policy's Cash Value in that Division. The total partial withdrawals and transfers from the General Account over the Policy Year may not exceed a maximum amount equal to the greater of the following: (1) 25% of the Cash Surrender Value in the General Account at the beginning of the Policy Year, or (2) the previous Policy Year's maximum amount.

The Owner may allocate the amount withdrawn, subject to the above conditions, among the Divisions of the Separate Account and the General Account. If no allocation is specified, then the partial withdrawal will be allocated among the Divisions of the Separate Account and the General Account in the same proportion that the Policy's Cash Value in each Division and the General Account bears to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the request for the partial withdrawal is received. If the limitations on withdrawals from the General Account will not permit this proportionate allocation, the Owner will be requested to provide an alternate allocation. (See The General Account.)

The death benefit will be affected by a partial withdrawal, unless Death Benefit Option A or Option C is in effect and the withdrawal is made under the terms of an anniversary partial withdrawal rider. (See General Matters - Additional Insurance Benefits.) If Death Benefit Option A or Death Benefit Option C is in effect and the death benefit equals the Face Amount, then a partial withdrawal will decrease the Face Amount by an amount equal to the partial withdrawal. If the death benefit is based on a percentage of the Cash Value, then a partial withdrawal will decrease the Face Amount by an amount by which the partial withdrawal exceeds the difference between the death benefit and the Face Amount. If Death Option B is in effect, the Face Amount will not change.

The Face Amount remaining in force after a partial withdrawal may not be less than the minimum Face Amount. Any request for a partial withdrawal that would reduce the Face Amount below this amount will not be implemented.

Partial withdrawals may affect the way in which the cost of insurance charge is calculated and the amount of pure insurance protection afforded under a Policy. (See Monthly Deduction - Cost of Insurance.) Partial withdrawals will be applied first to reduce the initial Face Amount and then to each increase in Face Amount in order, starting with the first increase. The Company may change the minimum amount required for a partial withdrawal or the number of times partial withdrawals may be made.

PRO-RATA SURRENDER. After the first Policy Year, an Owner can make a Pro-Rata Surrender of the Policy. The Pro-Rata Surrender will reduce the Face Amount and the Cash Value by a percentage chosen by the Owner. This percentage must be a whole number. A Pro-Rata Surrender may have Federal income tax consequences. (See Federal Tax Matters.) The percentage will be applied to the Face Amount and the Cash Value on the Monthly Anniversary on or following our receipt of the request.

The Owner may allocate the amount of decrease in Cash Value among the Divisions of the Separate Account and the General Account. If no allocation is specified, then the decrease in Cash Value will be allocated among the Divisions of the Separate Account and the General Account in the same proportion that the Policy's Cash Value in each Division and the General Account bears to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the request for Pro-Rata Surrender is received.

A Pro-Rata Surrender can not be processed if it will reduce the Face Amount below the minimum Face Amount of the Policy. No Pro-Rata Surrender will be processed for more Cash Surrender Value than is available on the date of the Pro-Rata Surrender. A cash payment will be made to the Owner for the amount of Cash Value reduction.

Pro-Rata Surrenders may affect the way in which the cost of insurance charge is calculated and the amount of the pure insurance protection afforded under the Policy. (See Monthly Deduction - Cost of Insurance.) Pro-Rata Surrenders will be applied to prior increases in the Face Amount, if any, in the reverse order in which such increases occurred, and then to the original Face Amount.



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While partial withdrawals and Pro-Rata Surrenders are each methods of reducing a Policy's Cash Value, a Pro-Rata Surrender differs from a partial withdrawal in that a partial withdrawal does not typically have a proportionate effect on a Policy's death benefit by reducing the Policy's Face Amount, while a Pro-Rata Surrender does. Assuming that a Policy's death benefit is not a percentage of the Policy's Cash Value, a Pro-Rata Surrender will reduce the Policy's death benefit in the same proportion that the Policy's Cash Value is reduced, while a partial withdrawal will reduce the death benefit by one dollar for each dollar of Cash Value withdrawn. Partial Withdrawals and Pro-Rata Surrenders will also result in there being different cost of insurance charges subsequently deducted. (See Monthly Deduction - Cost of Insurance; Surrender, Partial Withdrawals and Pro-Rata Surrender - Partial Withdrawals; and Surrenders, Partial Withdrawals, and Pro-Rata Surrenders-Pro-Rata Surrender.)

                                  TRANSFERS

Under General American's current practices, a Policy's Cash Value, except amounts credited to the Loan Account, may be transferred among the Divisions of the Separate Account and for certain contracts, between the General Account and the Divisions. Transfers to and from the General Account are subject to restrictions (See The General Account). Requests for transfers from or among Divisions of the Separate Account may be made in writing or by telephone. Transfers from or among the Divisions of the Separate Account must be in amounts of at least $1.00 or, if smaller, the Policy's Cash Value in a Division. The first twelve requested transfers or partial withdrawals per policy year will be allowed free of charge. Thereafter, the Company may impose a charge of $25 for each requested transfer or partial withdrawal. General American ordinarily will make transfers and determine all values in connection with transfers as of the end of the Valuation Period during which the transfer request is received.

All requests received on the same Valuation Date will be considered a single transfer request. Each transfer must meet the minimum requirement of $1.00 or the entire Cash Value in a Division, whichever is smaller. Where a single transfer request calls for more than one transfer, and not all of the transfers would meet the minimum requirements, General American will make those transfers that do meet the requirements. Transfers resulting from Policy Loans will not be counted for purposes of the limitations on the amount or frequency of transfers allowed in each Policy Month or Policy Year.

Although General American currently intends to continue to permit transfers for the foreseeable future, the Policy provides that General American may at any time revoke, modify, or limit the transfer privilege, including the minimum amount transferable, the maximum General Account allocation percent, and the frequency of such transfers.

                            PORTFOLIO REBALANCING

Over time, the funds in the General Account and the Divisions of the Separate Account will accumulate at different rates as a result of different investment returns. The Owner may direct that from time to time we automatically restore the balance of the Cash Value in the General Account and in the Divisions of the Separate Account to the percentages determined in advance. There are two methods of rebalancing available - periodic and variance.

PERIODIC REBALANCING. Under this option the Owner elects a frequency (monthly, quarterly, semiannually or annually), measured from the Policy Anniversary. On each date elected, we will rebalance the funds by generating transfers to reallocate the funds according to the investment percentages elected.

VARIANCE REBALANCING. Under this option the Owner elects a specific allocation percentage for the General Account and each Division of the Separate Account. For each such account, the allocation percentage (if not zero) must be a whole percentage and must not be less than five percent (5%). The Owner also elects a maximum variance percentage (5%, 10%, 15%, or 20% only), and can exclude specific funds from being rebalanced. On each Monthly Anniversary we will review the current fund balances to determine whether any fund balance is outside of the variance range (either above or below) as a percentage of the specified allocation percentage for that fund. If any fund is outside of the variance range, we will generate transfers to rebalance all of the specified funds back to the predetermined percentages.

Owners should consider that portfolio rebalancing entails the transfer of Cash Value from better performing portfolios to lesser performing portfolios.

Transfers resulting from portfolio rebalancing will not be counted against the total number of transfers allowed in a Policy Year before a charge is applied.

The Owner may elect either form of portfolio rebalancing by specifying it on the policy application, or may elect it later for an in-force Policy, or may cancel it, by submitting a change form acceptable to General American under its administrative rules.



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Only one form of portfolio rebalancing may be elected at any one time, and portfolio rebalancing may not be used in conjunction with dollar cost averaging (see below).

General American reserves the right to suspend portfolio rebalancing at any time on any class of Policies on a nondiscriminatory basis, or to charge an administrative fee for election changes in excess of a specified number in a Policy Year in accordance with its administrative rules.

                            DOLLAR COST AVERAGING

The Owner may direct the Company to transfer amounts on a monthly basis from the Money Market Fund to any other Division of the Separate Account. This service is intended to allow the Owner to utilize "dollar cost averaging" ("DCA"), a long-term investment technique which provides for regular, level investments over time. The Company makes no guarantee that DCA will result in a profit or protect against loss.

The following rules and restrictions apply to DCA transfers:

     (1)  The minimum DCA transfer amount is $100.

     (2) A written election of the DCA service, on a form provided by the Company, must be completed by the Owner and on file with the Company in order to begin DCA transfers.

     (3) In the written election of the DCA service, the Owner indicates how DCA transfers are to be allocated among the Divisions of the Separate Account. For any Division chosen to receive DCA transfers, the minimum percentage that may be allocated to a Division is 5% of the DCA transfer amount, and fractional percentages may not be used.

     (4) DCA transfers can only be made from the Money Market Fund, and DCA transfers will not be allowed to the General Account.

     (5) The DCA transfers will not count against the Policy's normal transfer restrictions. (See Policy Rights -- Transfers.)

     (6) The DCA transfer percentages may differ from the allocation percentages the Owner specifies for the allocation of Net Premiums. (See Payment and Allocation of Premiums -- Allocation of Net Premiums and Cash Values.)

     (7) Once elected, DCA transfers from the Money Market Fund will be processed monthly until either the value in the Money Market Fund is completely depleted or the Owner instructs the Company in writing to cancel the DCA service.

     (8) Transfers as a result of a Policy Loan or repayment, or in exercise of the conversion privilege, are not subject to the DCA rules and restrictions. The DCA service terminates at the time the conversion privilege is exercised, when any outstanding amount in any Division of the Separate Account is immediately transferred to the General Account. (See Policy Rights - Loans, and Policy Rights - Conversion Privilege.)

     (9) DCA transfers will not be made until the Right to Examine Policy period has expired (See Policy Rights - Right to Examine Policy.)

The Company reserves the right to assess a processing fee for the DCA service. The Company reserves the right to discontinue offering DCA upon 30 days' written notice to Owners. However, any such discontinuation will not affect DCA services already commenced. The Company reserves the right to impose a minimum total Cash Value, less outstanding Indebtedness, in order to qualify for DCA service. Also, the Company reserves the right to change the minimum necessary Cash Value and the minimum required DCA transfer amount.

Transfers made under Dollar Cost Averaging do not count against the total of twelve requested transfers or partial withdrawals allowed without charge in a Policy Year.

                           RIGHT TO EXAMINE POLICY

The Owner may cancel a Policy within 20 days after receiving it (30 days if the Owner is a resident of California and is age 60 or older) or within 45 days after the application was signed, whichever is later. If a Policy is canceled within this time period, a refund will be paid. Where required by state law, the refund will equal all premiums paid under the Policy. Where required by state law, General American will refund an amount equal to the greater of premiums paid or (1) plus (2) where (1) is the difference between the premiums paid, including any policy fees or other charges, and the amounts allocated to the Separate Account under the Policy and (2) is the value of the amounts allocated to the Separate Account under the Policy on the date the returned Policy is received by General American or its agent.



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To cancel the Policy, the Owner should mail or deliver the Policy to either
General American or the agent who sold it. A refund of premiums paid by check may be delayed until the Owner's check has cleared the bank upon which it was drawn. (See General Matters - Postponement of Payments from the Separate Account.)

A request for an increase in Face Amount (see Policy Benefits - Death Benefit) may also be canceled. The request for cancellation must be made within the later of 20 days from the date the Owner received the new Policy specifications page for the increase, or 45 days after the application for the increase was signed.

                      DEATH BENEFIT AT ATTAINED AGE 100

If the Insured is living and the Policy is in force when the Insured reaches Attained Age 100, the death benefit will be equal to 101% of the Cash Value of the Policy unless the Lifetime Coverage Rider is in effect. (See Additional Insurance Benefits.) At that point, no further premium payments will be required or accepted, and no further monthly deductions will be taken to cover the cost of insurance.

                     PAYMENT AND ALLOCATION OF PREMIUMS

                            ISSUANCE OF A POLICY

Each Policy is a part of a case. A case is a grouping of one or more Policies linked together by a non-arbitrary factor such as a common employer of each Insured. We decide what Policies constitute a case. A case may have one Owner (i.e. a single entity owns all the Policies in a case) or as many Owners as there are Policies in the case.

To purchase a Policy you must complete an application and submit it to an authorized registered agent of General American or to General American's Home Office. A Policy will generally be issued to Insureds of Issue Ages 20 through 85 for regularly underwritten and simplified issue contracts, and to Insureds of Issue Ages 20 through 70 for guaranteed issue contracts. General American may, in its sole discretion, issue Policies to Insureds falling outside of those Issue Ages. Acceptance of an application is subject to General American's underwriting rules and General American reserves the right to reject an application for any reason.

The Issue Date is determined by General American in accordance with its standard underwriting procedures for variable life insurance policies. The Issue Date is used to determine Policy Anniversaries, Policy Years, and Policy Months. Insurance coverages under a Policy will not take effect until the Policy has been delivered and the initial premium has been paid prior to the Insured's death and prior to any change in health as shown in the application.

                                  PREMIUMS

The initial premium is due on the Issue Date, and may be paid to an authorized registered agent of General American or to General American at its Home Office. General American currently requires that the initial premium for a Policy be at least equal to one-twelfth (1/12) of the Minimum Premium for the Policy. The Minimum Premium is the amount specified for each Policy based on the requested initial Face Amount and the charges under the Policy which vary according to the Issue Age, sex, underwriting risk class, and smoker status of the Insured. (See Charges and Deductions.) For policies issued as a result of a term conversion from certain General American term policies, the Company requires the Owner to pay an initial premium, which combined with conversion credits given, if any, will equal one full "Minimum Premium" for the Policy.

Following the initial premium, subject to the limitations described below, premiums may be paid in any amount and at any interval. Premiums after the first premium payment must be paid to General American at its Home Office. An Owner may establish a schedule of planned premiums which will be billed by the Company at regular intervals. Failure to pay planned premiums, however, will not itself cause the Policy to lapse. (See Policy Lapse and Reinstatement.) Premium receipts will be furnished upon request.

An Owner may make unscheduled premium payments at any time in any amount, or skip planned premium payments, subject to the minimum and maximum premium limitations described below.

If a Policy is in the intended Owner's possession but the initial premium has not been paid, the Policy is not in force. The intended Owner is deemed to have the Policy for inspection only.

PREMIUM LIMITATIONS. Every premium payment must be at least $10. In no event may the total of all premiums paid in any Policy Year exceed the current maximum premium limitations for that Policy Year. Maximum premium limits for the Policy Year will be shown in an Owner's annual report.

In general, for policies issued with Death Benefit Option A or Death Benefit Option B, the maximum premium limit for a Policy Year is the largest amount of premium that can be paid in that Policy Year such


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that the sum of the premiums paid under the Policy will not at any time exceed the guideline premium limitations needed to comply with the tax definition of life insurance. For policies issued with Death Benefit Option C, the company reserves the right to impose other restrictions upon the amount of premium that may be paid into the Policy. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitations, the Company will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed, and no further premiums will be accepted until allowed under the current maximum premium limitations.

In addition to the foregoing tax definitional limits on premiums, for purposes of determining whether distributions (including loans) are a return of income first, the Company monitors the Policy to detect whether the "seven pay limit" has been exceeded. If the seven pay limit is exceeded, the Policy becomes a "Modified Endowment". The Company has adopted administrative steps designed to notify an Owner when it is believed that a premium payment will cause a Policy to become a modified endowment contract. The Owner will be given a limited amount of time to request that the premium be reversed in order to avoid the Policy's being classified as a modified endowment contract. (See Federal Tax Matters.)

If the Company receives a premium payment which would cause the death benefit to increase by an amount that exceeds the Net Premium portion of the payment, then the Company reserves the right to (1) refuse that premium payment, or (2) require additional evidence of insurability before it accepts the premium.

                  ALLOCATION OF NET PREMIUMS AND CASH VALUE

ALLOCATION OF NET PREMIUMS. In the application for a Policy, the Owner indicates how Net Premiums are to be allocated among the Divisions of the Separate Account, to the General Account (if available), or both. For each Division chosen, you must allocate a whole percentage of the Net Premium, and fractional percentages may not be used. Certain other restrictions apply to allocations made to the General Account (see General Account). For policies issued with an allowable percentage to the General Account of more than 1%, the minimum percentage is 1%, and fractional percentages may not be used.

The allocation for future Net Premiums may be changed without charge at any time by providing notice to the Company. Any change in allocation will take effect immediately upon receipt by the Company of written notice. No charge is imposed for changing the allocations of future premiums. The initial allocation will be shown on the application which is attached to the Policy. The Company may at any time modify the maximum percentage of future Net Premiums that may be allocated to the General Account.

During the period from the Issue Date to the end of the Right to Examine Policy Period (See Policy Rights - Right to Examine Policy), Net Premiums will automatically be allocated to the Division that invests in the Money Market Fund of Capital Company. When this period expires, the Policy's Cash Value in that Division will be transferred to the Divisions of the Separate Account and to the General Account (if available) in accordance with the allocation requested in the application for the Policy, or any allocation instructions received subsequent to receipt of the application. Net Premiums received after the Right to Examine Policy Period will be allocated according to the allocation instructions most recently received by the Company unless otherwise instructed for that particular premium receipt.

The Policy's Cash Value may also be transferred between Divisions of the Separate Account, and, if the General Account is available under the Policy, between those Divisions and the General Account. (See Policy Rights - Transfers.)

The value of amounts allocated to Divisions of the Separate Account will vary with the investment performance of the chosen Divisions and the Owner bears the entire investment risk. This will affect the Policy's Cash Value, and may affect the death benefit as well. Owners should periodically review their allocations of Net Premiums and the Policy's Cash Value in light of market conditions and their overall financial planning requirements.

                       POLICY LAPSE AND REINSTATEMENT

LAPSE. Unlike conventional whole life insurance policies, the failure to make a premium payment following the initial premium will not itself cause a Policy to lapse. If, during the first five Policy Years, the sum of all premiums paid on the Policy, reduced by any partial withdrawals and any outstanding loan balance, is greater than or equal to the sum of the No Lapse Monthly Premiums for the elapsed months since the Issue Date, the Policy will not lapse as a result of the Cash Value less any loans and loan interest due being insufficient to pay the monthly deduction. Lapse will occur (except as described above) when the Cash Value, less any Indebtedness,


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is insufficient to cover the monthly deduction, and a grace period expires without a sufficient payment being made.

The grace period, which is 62 days, begins on the Monthly Anniversary on which the Cash Value, less any Indebtedness, becomes insufficient to meet the next monthly deduction. The Company will notify the Owner at the beginning of the grace period by mail addressed to the last known address on file with the Company. The notice to the Owner will indicate the amount of additional premium that must be paid. The amount of the premium required to keep the Policy in force will be the amount to cover the outstanding monthly deductions and premium expense charges. (See Charges and Deductions - Monthly Deduction.) If the Company does not receive the required amount within the grace period, the Policy will lapse and terminate without Cash Value.

If the Insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit otherwise payable.

REINSTATEMENT. The Owner may reinstate a lapsed Policy by written application any time within three years, five years where required by state law, after the date of lapse and before the Insured's Attained Age 100. Reinstatement is subject to the following conditions:

     1. Evidence of the insurability of the Insured satisfactory to the Company (including evidence of insurability of any person covered by a rider to reinstate the rider).

     2. Payment of a premium that, after the deduction of premium expense charges, is large enough to cover: (a) the monthly deductions due at the time of lapse, and (b) two times the monthly deduction due at the time of reinstatement.

     3. Payment or reinstatement of any Indebtedness. Any Indebtedness reinstated will cause Cash Value of an equal amount also to be reinstated. Any loan interest due and unpaid on the Policy Anniversary prior to reinstatement must be repaid at the time of reinstatement. Any loan paid at the time of reinstatement will cause an increase in Cash Value equal to the amount to be reinstated.

The Policy cannot be reinstated if it has been surrendered.

The amount of Cash Value on the date of reinstatement will be equal to the amount of any Policy Loan reinstated, increased by the Net Premiums paid at reinstatement and any Policy Loan paid at the time of reinstatement.

The Insured must be alive on the date the Company approves the application for reinstatement. If the Insured is not then alive, such approval is void and of no effect.

The effective date of reinstatement will be the date the Company approves the application for reinstatement. There will be a full monthly deduction for the Policy Month which includes that date. (See Charges and Deductions - Monthly Deduction.)


                           CHARGES AND DEDUCTIONS

Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy.

                           PREMIUM EXPENSE CHARGES

Prior to allocation of Net Premiums, premium payments will be reduced by premium expense charges consisting of a sales charge and a charge for premium taxes. The premium payment less the premium expense charge equals the Net Premium.

SALES CHARGE. A sales charge will be deducted from each premium payment to partially compensate the Company for expenses incurred in distributing the Policy and any additional benefits provided by riders. The Company currently intends to deduct a sales charge determined according to the following schedule:
     Policy Year 1       15% of premium up to Target
                          5% of premium above Target
     Policy Years 2-10    5% of all premium paid
     Policy Years 11+     2% of all premium paid

For policies issued in the state of Oregon, the amounts shown above are increased by 2%. Consistent with the requirements of the Texas non-forfeiture laws, the guaranteed sales charge varies for policies issued in Texas. As of the date of this prospectus, the current sales charge for Texas policies is the same as shown above.

The expenses covered by the sales charge include agent sales commissions, the cost of printing Prospectuses and sales literature, and any advertising costs. Where Policies are issued to Insureds with


                                     33

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

higher mortality risks or to Insureds who have selected additional insurance benefits, a portion of the amount deducted for sales charge is used to pay distribution expenses and other costs associated with these additional coverages. No increase in this sales charge will occur that would result in an increase in the sales charge percentage deducted in any previous Policy year.

To the extent that sales expenses are not recovered from the sales charge, those expenses may be recovered from other sources, including the mortality and expense risk charge described below.

PREMIUM TAXES. Various states or other governing jurisdictions and their subdivisions impose a tax on premiums received by insurance companies. Premium taxes vary by jurisdiction. A deduction equal to the amount of the actual premium tax (if any) is taken from each premium payment for these taxes. The deduction allows the Company to pass through the amount of the taxes imposed on the policy by the state or other governing jurisdiction and any subdivisions thereof. State premium taxes currently range from 0% to 3.5% (4% in Puerto Rico), with an average of approximately 2.1%.

FEDERAL TAX CHARGE. This charge is designed to pass through the equivalent of the federal tax consequences applicable to the policy. The charge is currently 1.3% of premium paid, and is guaranteed not to increase except to the extent of any increases in the federal tax.

                              MONTHLY DEDUCTION

Charges will be deducted monthly from the Cash Value of each Policy ("the monthly deduction") to compensate the Company for (a) certain administrative costs; (b) the cost of insurance; and (c) the cost of optional benefits added by rider. The monthly deduction will be taken on the Investment Start Date and on each Monthly Anniversary. It will be allocated among the General Account and each Division of the Separate Account in the same proportion that a Policy's Cash Value in the General Account and the Policy's Cash Value in each Division bear to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the deduction is taken. Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself can vary in amount from month to month.

SELECTION AND ISSUE EXPENSE CHARGE. During the first ten Policy Years, and during the first ten Policy Years following an increase in Face Amount, the Company generally assesses a monthly charge to cover the costs associated with the underwriting and issue of the policy or the increase. The monthly charge per $1,000 of face amount ranges from approximately 4 cents to 65 cents, and varies by issue age, risk class, and (except on unisex Policies) sex of the Insured. The duration of the guaranteed charges varies for policies issued in Texas to ensure compliance with the Texas non-forfeiture laws. On a current basis, as of the date of this prospectus, the duration is the same as described above.

MONTHLY ADMINISTRATIVE CHARGE. The Company has responsibility for the administration of the Policies and the Separate Account. Administrative expenses include premium billing and collection, record keeping, processing death benefit claims, cash surrenders, partial withdrawals, Policy changes, and reporting and overhead costs, processing applications, and establishing Policy records. As reimbursement for administrative expenses related to the maintenance of each Policy and the Separate Account, the Company assesses a monthly administration charge from each Policy. This charge is generally $6 per month for all Policy Years and is guaranteed not to increase while the Policy is in force.

The Company may administer the Policy itself, or may purchase administrative services from such sources (including affiliates) as may be available. Such services will be acquired on a basis which, in the Company's sole discretion, affords the best services at the lowest cost. The Company reserves the right to select a company to provide services which the Company deems, in its sole discretion, is the best able to perform such services in a satisfactory manner even though the costs for such services may be higher than would prevail elsewhere.

COST OF INSURANCE. The cost of insurance is deducted on each Monthly Anniversary for the following Policy Month. Because the cost of insurance depends upon a number of variables, the cost will vary for each Policy Month. The cost of insurance is determined separately for the initial Face Amount and for any subsequent increases in Face Amount. The Company will determine the cost of insurance charge by multiplying the applicable cost of insurance rate or rates by the net amount at risk (defined below) for each Policy Month.

The cost of insurance rates are determined at the beginning of each Policy Year for the initial Face Amount and each increase in Face Amount. The rates will be based on the Attained Age, duration, rate class, and (except for unisex Policies) sex of the Insured at issue or the date of an increase in Face Amount. (See Unisex Requirements Under Montana


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

Law.) The cost of insurance rates generally increase as the Insured's Attained Age increases. The rate class of an Insured also will affect the cost of insurance rate. For the initial Face Amount, the Company will use the rate class on the Issue Date. For each increase in Face Amount, other than one caused by a change in the death benefit option, the Company will use the rate class applicable to that increase. If the death benefit equals a percentage of Cash Value, an increase in Cash Value will cause an automatic increase in the death benefit. The rate class for such increase will be the same as that used for the most recent increase that required proof of insurability.

The Company currently places Insureds into an elite rate class, a preferred rate class, a standard rate class, or into rate classes involving a higher mortality risk. The degree of underwriting imposed may vary from full underwriting, to simplified issue underwriting, to guaranteed issue underwriting.

Actual cost of insurance rates may change, and the actual monthly cost of insurance rates will be determined by the Company based on its expectations as to future mortality experience. However, the actual cost of insurance rates will not be greater than the guaranteed cost of insurance rates set forth in the Policy. For fully underwritten, guaranteed issue and simplified issue Policies which are not in a substandard risk class, the guaranteed cost of insurance rates are equal to 100% of the rates set forth in the male/female smoker/non-smoker 1980 CSO Mortality Tables (1980 CSO Tables NA and SA and 1980 CSO Tables NG and SG for sex distinct; 1980 CSO Tables NA and SA for unisex policies issued in compliance with Montana law), for the age nearest birthday. Higher rates apply if the Insured is determined to be in a substandard risk class.

In two otherwise identical Policies, an Insured in the elite or preferred rate class will have a lower cost of insurance than an Insured in a rate class involving higher mortality risk. The elite risk class is available only to non-smokers. The other rate classes are divided into two categories: smokers and nonsmokers. Nonsmoker Insureds will generally incur a lower cost of insurance than similarly situated Insureds who smoke. Policies issued with simplified underwriting or guaranteed issue will in general incur a higher cost of insurance than fully underwritten Policies. Guaranteed issue Policies will in general incur the highest current or actual cost of insurance rates.

The net amount at risk for a Policy Month is (a) the death benefit at the beginning of the Policy Month divided by 1.0024663 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 3%), less
(b) the Cash Value at the beginning of the Policy Month. If there is an increase in the Face Amount, a net amount at risk will be calculated separately for the initial Face Amount and for each increase in Face Amount. If Death Benefit Option A or Death Option C is in effect, for purposes of determining the net amounts at risk for the initial Face Amount and for each increase in Face Amount, Cash Value will first be considered a part of the initial Face Amount. If the Cash Value is greater than the initial Face Amount, the excess Cash Value will then be considered a part of each increase in order, starting with the first increase. If Death Benefit Option B is in effect, the net amount at risk will be determined separately for the initial Face Amount and for each increase in Face Amount. In calculating the cost of insurance charges, the cost of insurance rate for a Face Amount is applied to the net amount at risk for that Face Amount.

ADDITIONAL INSURANCE BENEFITS. The monthly deduction will include charges for any additional benefits provided by rider. (See General Matters - Additional Insurance Benefits.)

TRANSACTION CHARGES. There are no transaction charges for processing the first twelve transfers or partial withdrawals in a policy year. There may be a charge of $25 for each transfer or partial withdrawal in excess of twelve.

ADJUSTMENT OF CHARGES. General American may waive, reduce or vary any Policy charges under Policies sold to some cases. The amount of the variations and our eligibility rules may change from time to time. In general, they reflect cost savings over time that we anticipate for Policies sold to the eligible group or sponsored arrangements and relate to objective factors such as the size of the group, its stability and the characteristics of the group members. We will not be unfairly discriminatory in any variation in the administrative charge, or other charges, fees and privileges.

                          SEPARATE ACCOUNT CHARGES

MORTALITY AND EXPENSE RISK CHARGE. General American will deduct a daily charge from the Separate Account. The amount of the deduction is determined as a percentage of the average net assets of each Division of the Separate Account. The daily deduction percentages, and the equivalent effective annual rate, are:



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   POLICY YEARS        DAILY CHARGE          ANNUAL
                          FACTOR           EQUIVALENT
       1-10             .0015027%            0.55%
       11-20            .0012301%            0.45%
        21+             .0009572%            0.35%

This deduction is guaranteed not to increase while the Policy is in force. General American may realize a profit from this charge.

The mortality risk assumed by General American is that Insureds may die sooner than anticipated and that therefore General American will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the Policy will exceed the amounts realized from the administrative charges assessed against the Policy.

FUND EXPENSES. The value of the net assets of the Separate Account will reflect the investment advisory fee and other expenses incurred by the underlying investment companies. A summary of the annual Fund operating expenses is provided on page 8 of this prospectus. See the prospectuses for the respective Funds for a description of investment advisory fees and other expenses.

TAXES. No charges are currently made to the Separate Account for Federal, state, or local taxes that the Company incurs which may be attributable to such Separate Account or to the Policy. The Company may make such a charge for any such taxes or economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policy. (See Federal Tax Matters.)

                                  DIVIDENDS

The Policy is issued as a non-participating Policy and will not share in the divisible surplus of the Company.

                             THE GENERAL ACCOUNT

Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the 1940 Act. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the SEC has not reviewed the disclosure in this Prospectus relating to the General Account. The disclosure regarding the General Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

                             GENERAL DESCRIPTION

The General Account consists of all assets owned by General American other than those in the Separate Account and other separate accounts. Subject to applicable law, General American has sole discretion over the investment of the assets of the General Account.

At issue, General American will determine the maximum percentage of the non-borrowed Cash Value that may be allocated, either initially or by transfer, to the General Account. The ability to allocate Net Premiums or to transfer Cash Value to the General Account may not be made available, in the Company's discretion, under certain Policies. Further, the option may be limited with respect to some Policies. The Company may, from time to time, adjust the extent to which premiums or Cash Value may be allocated to the General Account (the "maximum allocation percentage"). Such adjustments may not be uniform as to all Policies. General American may at any time modify the General Account maximum allocation percent. Subject to this maximum, an Owner may elect to allocate Net Premiums to the General Account, the Separate Account, or both. Subject to this maximum, the Owner may also transfer Cash Value from the Divisions of the Separate Account to the General Account, or from the General Account to the Divisions of the Separate Account. The allocation of Net Premiums or the transfer of Cash Value to the General Account does not entitle an Owner to share in the investment experience of the General Account. Instead, General American guarantees that Cash Value allocated to the General Account will accrue interest at a rate of at least 3%, compounded annually, independent of the actual investment experience of the General Account.

The Loan Account is part of the General Account.

                                 THE POLICY

This Prospectus describes a flexible premium variable life insurance policy. This Prospectus is generally intended to serve as a disclosure document only for the aspects of the Policy relating to the Separate Account. For complete details regarding the General Account, see the Policy itself.

                          GENERAL ACCOUNT BENEFITS

If the Owner allocates all Net Premiums only to the General Account and makes no transfers, partial withdrawals, Pro-Rata Surrenders, or Policy Loans, the entire investment risk will be borne by General American, and General American guarantees that it


                                     36

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will pay at least a minimum specified death benefit. The Owner may select
Death Benefit Option A, B or C under the Policy and may change the Policy's Face Amount subject to satisfactory evidence of insurability.

                         GENERAL ACCOUNT CASH VALUE

Net Premiums allocated to the General Account are credited to the Cash Value. General American bears the full investment risk for these amounts and guarantees that interest will be credited to each Owner's Cash Value in the General Account at a rate of no less than 3% per year, compounded annually. General American may, AT ITS SOLE DISCRETION, credit a higher rate of interest, although it is not obligated to credit interest in excess of 3% per year, and might not do so. ANY INTEREST CREDITED ON THE POLICY'S CASH VALUE IN THE GENERAL ACCOUNT IN EXCESS OF THE GUARANTEED MINIMUM RATE OF 3% PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF GENERAL AMERICAN. THE POLICY OWNER ASSUMES THE RISK THAT INTEREST CREDITED MAY NOT EXCEED THE GUARANTEED MINIMUM RATE OF 3% PER YEAR. If excess interest is credited, a different rate of interest may be applied to the Cash Value in the Loan Account. The Cash Value in the General Account will be calculated on each Monthly Anniversary of the Policy.

General American guarantees that, on each Valuation Date, the Cash Value in the General Account will be the amount of the Net Premiums allocated or Cash Value transferred to the General Account, plus interest at the rate of 3% per year, plus any excess interest which General American credits and any amounts transferred into the General Account, less the sum of all Policy charges allocable to the General Account and any amounts deducted from the General Account in connection with partial withdrawals, Pro-Rata Surrenders, or transfers to the Separate Account.

         TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND POLICY LOANS

After the first Policy Year, a portion of Cash Value may be withdrawn from the General Account or transferred from the General Account to the Separate Account. A partial withdrawal and any transfer must be at least $500 or, the Policy's entire Cash Value in the General Account if less than $500. The total amount of transfers and withdrawals in a Policy Year may not exceed a Maximum Amount equal to the greater of (a) 25% of a Policy's Cash Surrender Value in the General Account at the beginning of the Policy Year, or (b) the previous Policy Year's Maximum Amount (not to exceed the total Cash Surrender Value of the Policy).

Transfers to the General Account are limited by the maximum allocation percentage (described below) in effect for a Policy at the time a transfer request is made.

Policy Loans may also be made from the Policy's Cash Value in the General
Account.

Loans and withdrawals from the General Account may have Federal income tax consequences. (See Federal Tax Matters.)

There is no transaction charge for the first twelve partial withdrawals or requested transfers in a Policy Year. General American may impose a charge of $25 for each partial withdrawal or requested transfer in excess of twelve in a Policy Year. General American may revoke or modify the privilege of transferring amounts to or from the General Account at any time. Transfers, surrenders, partial withdrawals and Pro-Rata Surrenders payable from the General Account and the payment of Policy Loans allocated to the General Account may, subject to certain limitations, be delayed for up to six months. However, if payment is deferred for 30 days or more, General American will pay interest at the rate of 2.5% per year for the period of the deferment. Amounts from the General Account used to pay premiums on policies with General American will not be delayed.

                               GENERAL MATTERS

             POSTPONEMENT OF PAYMENTS FROM THE SEPARATE ACCOUNT

The Company usually pays amounts payable on partial withdrawal, Pro-Rata Surrender, surrender, or Policy Loan allocated to the Separate Account Divisions within seven days after written notice is received. Payment of any amount payable from the Divisions of the Separate Account upon surrender, partial withdrawals, Pro-Rata Surrender, or death of Insured, as well as payments of a Policy Loan and transfers, may be postponed whenever: (1) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC; (2) the SEC by order permits postponement for the protection of Owners; or (3) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets. The Company may defer payment of the portion of any Policy Loan


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

from the General Account for not more than six months.

Payments under the Policy of any amounts derived from premiums paid by check may be delayed until the Owner's check has cleared the bank upon which it was drawn.

                                THE CONTRACT

The Policy, the attached application, any riders, endorsements, any application for an increase in Face Amount, and any application for reinstatement constitute the entire contract. All statements made by the Insured in the application and any supplemental applications can be used to contest a claim or the validity of the Policy. Any change to the Policy must be in writing and approved by the President, a Vice President, or the Secretary of the Company. No agent has the authority to alter or modify any of the terms, conditions, or agreements of the Policy or to waive any of its provisions.

                              CONTROL OF POLICY

The Insured is the Owner of the Policy unless another person or entity is shown as the Owner in the application. Ownership may be changed, however, as described below. The Owner is entitled to all rights provided by the Policy. Any person whose rights of ownership depend upon some future event does not possess any present rights of ownership. If there is more than one Owner at a given time, all Owners must exercise the rights of ownership by joint action. If the Owner dies, and the Owner is not the Insured, the Owner's interest in the Policy becomes the property of his or her estate unless otherwise provided. Unless otherwise provided, the Policy is jointly owned by all Owners named in the Policy or by the survivors of those joint Owners. Unless otherwise stated in the Policy, the final Owner is the estate of the last joint Owner to die. The Company may rely on the written request of any trustee of a trust which is the Owner of the Policy, and the Company is not responsible for the proper administration of any such trust.

                                 BENEFICIARY

The Beneficiary(ies) is (are) the person(s) specified in the application or by later designation. Unless otherwise stated in the Policy, the Beneficiary has no rights in a Policy before the death of the Insured. If there is more than one Beneficiary at the death of the Insured, each Beneficiary will receive equal payments unless otherwise provided by the Owner. If no Beneficiary is living at the death of the Insured, the proceeds will be payable to the Owner or, if the Owner is not living, to the Owner's estate.

The Company permits the designation of various types of trusts as Beneficiary(ies), including trusts for minor beneficiaries, trusts under a will, and trusts under a separate written agreement. An Owner is also permitted to designate several types of beneficiaries, including business beneficiaries.

                       CHANGE OF OWNER OR BENEFICIARY

The Owner may change the ownership and/or Beneficiary designation by written request in a form acceptable to the Company at any time during the Insured's lifetime subject to any restrictions stated in the Policy and this Prospectus. The Company may require that the Policy be returned for endorsement of any change. If acceptable to us, the change will take effect as of the date the request is signed, whether or not the Insured is living when the request is received at the Company's Home Office. The Company is not liable for any payment made or action taken before the Company received the written request for change. If the Owner is also a Beneficiary of the Policy at the time of the Insured's death, the Owner may, within sixty days of the Insured's death, designate another person to receive the Policy proceeds. Any change will be subject to any assignment of the Policy or any other legal restrictions.

                               POLICY CHANGES

The Company reserves the right to limit the number of changes to a Policy to one per Policy Year and to restrict changes in the first Policy Year. Currently, only one change is permitted during any Policy Year and no change may be made during the first Policy Year. For this purpose, changes include increases or decreases in Face Amount and changes in the death benefit option. No change will be permitted, if as a result, the Policy would fail to satisfy the definition of life insurance in Section 7702 of the Internal Revenue Code or any applicable successor provision.

                          CONFORMITY WITH STATUTES

If any provision in a Policy is in conflict with the laws of the state governing the Policy, the provision will be deemed to be amended to conform to such laws. In addition, the Company reserves the right to change the Policy if it determines that a change is necessary to cause this Policy to comply with, or give the Owner the benefit of any Federal or state statute, rule, or regulation, including, but not limited to, requirements of the Internal Revenue Code, or its regulations or published rulings.



                                     38

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

                             CLAIMS OF CREDITORS

To the extent permitted by law, neither the Policy nor any payment under it will be subject to the claims of creditors or to any legal process.

                              INCONTESTABILITY

The Policy is incontestable after it has been in force for two years from the Issue Date during the lifetime of the Insured. An increase in Face Amount or addition of a rider after the Issue Date is incontestable after such increase or addition has been in force for two years from its effective date during the lifetime of the Insured. Any reinstatement of a Policy is incontestable only after it has been in force during the lifetime of the Insured for two years after the effective date of the reinstatement.

                                 ASSIGNMENT

The Company will be bound by an assignment of a Policy only if: (a) the assignment is in writing; (b) the original assignment instrument or a certified copy thereof is filed with the Company at its Home Office; and (c) the Company returns an acknowledged copy of the assignment instrument to the Owner. The Company is not responsible for determining the validity of any assignment. Payment of Policy proceeds is subject to the rights of any assignee of record. If a claim is based on an assignment, the Company may require proof of the interest of the claimant. A valid assignment will take precedence over the claim of any Beneficiary.

                                   SUICIDE

Suicide within two years of the Issue Date is not covered by the Policy. If the Insured dies by suicide, while sane or insane, within two years from the Issue Date (or within the maximum period permitted by the laws of the state in which the Policy was delivered, if less than two years), the amount payable will be limited to premiums paid, less any partial withdrawals and outstanding Indebtedness subject to certain limitations, if the Insured, while sane or insane, dies by suicide within two years after the effective date of an increase in Face Amount, the death benefit for that increase will be limited to the amount of the monthly deductions for the increase.

If the Insured is a Missouri citizen when the Policy is issued, this provision does not apply on the Issue Date of the Policy, or on the effective date of any increase in Face Amount, unless the Insured intended suicide when the Policy, or the increase in Face Amount, was applied for.

                 MISSTATEMENT OF AGE OR SEX AND CORRECTIONS

If the age or sex (except in unisex Policies, see Unisex Requirements Under Montana Law) of the Insured has been misstated in the application, the amount of the death benefit will be that which the most recent cost of insurance charge would have purchased for the correct age and sex.

Any payment or Policy changes made by the Company in good faith, relying on its records or evidence supplied with respect to such payment, will fully discharge the Company's duty. The Company reserves the right to correct any errors in the Policy.

                        ADDITIONAL INSURANCE BENEFITS

Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. The descriptions below are intended to be general; the terms of the Policy riders providing the additional benefits may vary from state to state, and the Policy should be consulted. The cost of any additional insurance benefits which require additional charges will be deducted as part of the monthly deduction from the Policy's Cash Value. (See Charges and Deductions - Monthly Deduction.) Certain restrictions may apply and are described in the applicable rider. An insurance agent authorized to sell the Policy can describe these extra benefits further. Samples of the provisions are available from General American upon written request.

WAIVER OF MONTHLY DEDUCTION RIDER. Provides for the waiver of the monthly deductions while the Insured is totally disabled, subject to certain limitations described in the rider. The Insured must have become disabled after age 5 and before age 65.

WAIVER OF SPECIFIED PREMIUM RIDER. Provides for crediting the Policy's Cash Value with a specified monthly premium while the Insured is totally disabled. The monthly premium selected at issue is not guaranteed to keep the Policy in force. The Insured must have become disabled after age 5 and before age 65.

ADJUSTABLE BENEFIT TERM RIDER. This rider allows an employer who is the Owner to provide adjustable term insurance to comply with the terms of an associated employee benefit plan. The increase in coverage occurs on each Policy Anniversary.

ANNIVERSARY PARTIAL WITHDRAWAL RIDER. This rider allows the owner to withdraw up to 15% of the Policy's Cash Surrender Value on any Policy Anniversary without reducing the Face Amount.



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GUARANTEED SURVIVOR PURCHASE OPTION - PLUS (GSPO-PLUS). This rider grants the policy Owner or the Insured's Beneficiary the option to purchase, upon the death of the Insured, on the 10th anniversary of the rider, and on the rider anniversary nearest the Designated Life's 65th birthday, a specified amount of additional insurance coverage on the Designated Life (or Lives) without furnishing evidence of insurability.

SUPPLEMENTAL COVERAGE TERM RIDER. This rider provides level term insurance on the life of the Insured under the base policy. It can be added only at issue. It cannot be increased or added to an existing Policy.

PRELIMINARY TERM INSURANCE. This rider provides preliminary term insurance from the date of hire of a new employee until the plan anniversary when a corporate-sponsored Policy is issued. The rider provides level term insurance equal to the initial face amount of the Policy and all attached riders.

ACCELERATED BENEFIT RIDER. This rider provides a benefit to the Owner if the Insured becomes terminally ill and is not expected to live more then twelve months. The Owner may receive 25%, 50% or 75% (but no more than $250,000) of the eligible proceeds in a lump sum. "Eligible proceeds" means the death benefit that would have been payable had the insured died on the date the rider is exercised.

SECONDARY GUARANTEE RIDER. This rider guarantees that if, during the secondary guarantee period, the sum of all premiums paid on the Policy, reduced by any partial withdrawals and any outstanding loan balance, is greater than or equal to the sum of the secondary guarantee premiums required since the Issue Date, the Policy will not lapse as a result of a Cash Value less any loans, loans interest due, and any surrender charge being insufficient to pay the monthly deduction.

The secondary guarantee period is the lesser of twenty Policy Years, or the number of Policy Years until the Insured reaches Attained Age 70. For Policies issued after Attained Age 60, the secondary guarantee period is ten Policy Years.

LIFETIME COVERAGE RIDER. This rider provides the continuation of the Policy's face amount beyond age 100, provided the policy remains in force to age 100 with a positive cash surrender value. If the Policy is in force after the Insured's Attained Age 100, the death benefit will be the greater of the face amount or 101% of the Cash Value.

                             RECORDS AND REPORTS

The Company will maintain all records relating to the Separate Account and will mail to the Owner once each Policy Year, at the last known address of record, a report which shows the current Policy values, premiums paid, deductions made since the last report, and any outstanding Policy Loans. The Owner will also be sent a periodic report for each Fund. Receipt of premium payments, transfers, partial withdrawals, Pro-Rata Surrenders, Policy Loans, loan repayments, changes in death benefit options, increases or decreases in Face Amount, surrenders and reinstatements will be confirmed promptly following each transaction.

An Owner may request in writing a projection of illustrated future Cash Surrender Values and death benefits. This projection will be furnished by the Company for a nominal fee which will not exceed $25.

                        DISTRIBUTION OF THE POLICIES

The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for the Company, are also registered representatives of broker-dealers who have entered into written sales agreements with General American Distributors, Inc. General American Distributors, Inc. was incorporated under the laws of Missouri in 2001 and is a wholly-owned subsidiary of GenAmerica Financial Corporation. General American Distributors, Inc. is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. No director or officer of General American Distributors, Inc. owns any units in the Separate Account.

Writing agents will receive commissions based on a commission schedule and rules. Currently, agent first-year commissions will vary from 12.25% to 25% of target premiums, depending on the agent's contract, and 2.25% of excess premium paid in Policy Year 1. In Policy Years 2 through 4, agent renewal commissions vary from 8.50% to 13.75% of target premium and 1.00% to 1.75% of excess premium paid, depending on the agent's contract. In Policy Years 5 and later, the agent commissions vary from 1.0% to 2.0% of premiums paid, depending on the agent's contract type. An additional service fee, determined as a percentage of the Policy's unloaned Cash Value, is also paid. The percentage varies by Policy Year from 0% to 0.20% of average monthly unloaned assets. In addition, the Company, general agent, and writing agent may enter into agreements that compensate the writing agent for basic expenses,


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

renewal overrides, and incentive bonuses. Reductions may be possible under the circumstances outlined in the section entitled Adjustment of Charges. General Agents receive compensation which may be in part based on the level of agent commissions in their agencies.

As principal underwriter for the Policies, General American Distributors, Inc. may receive a fee of up to 2% of premium. A portion of this underwriting fee may be shared with other broker dealers, which market and distribute Policies under a written sales agreement with General American Distributors, Inc.

The general agent commission schedules and rules differ for different types of agency contracts.

                             FEDERAL TAX MATTERS

                                INTRODUCTION

The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax Advisors should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

                          TAX STATUS OF THE POLICY

Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") includes a definition of a life insurance contract for Federal tax purposes. The Secretary of the Treasury (the "Treasury") issued proposed regulations which specify what will be considered reasonable mortality charges under
Section 7702. Guidance as to how Section 7702 is to be applied is, however, limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance policy.

With respect to a Policy issued on a basis of a standard premium class or on a guaranteed or simplified issue basis, while there is some uncertainty due to the limited guidance under Section 7702, the Company believes that such a Policy should meet the Section 7702 definition of a life insurance contract. However, with respect to a Policy issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk), it is not clear whether such a Policy would satisfy Section 7702, particularly if the Owner pays the full amount of premiums permitted under the Policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company will take whatever steps are appropriate and necessary to attempt to cause such a Policy to comply with Section 7702, including possibly refunding any premiums paid that exceed the limitations allowable under Section 7702 (together with interest or other earnings on any such premiums refunded as required by law). For these reasons, the Company reserves the right to modify the Policy as necessary to attempt to qualify it as a life insurance contract under Section 7702.

Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Separate Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for Federal tax purposes. The Separate Account, intends to comply with the diversification requirements prescribed by the Treasury in Regulation Section 1.817-5, which affect how assets may be invested. Although General American does not control the Funds, it has entered into agreements, which require these investment companies to be operated in compliance with the requirements prescribed by the Treasury.

The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets, for federal income tax purposes, if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. If that were to be determined to be the case, income and gains from the separate account assets would be includible in the variable contract owner's gross income.

The ownership rights under the Policy are different in certain respects from those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, the Owner has additional flexibility in allocating Premium payments and Policy Values. These differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an Owner

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

from being considered the owner of a pro rata share of the assets of the Separate Account.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

l. TAX TREATMENT OF POLICY BENEFITS. In general, the Company believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code, unless a transfer for value (generally a sale of the policy) has occurred.

Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. In addition, Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend upon the circumstances of each Owner or Beneficiary. A competent tax adviser should be consulted for further information.

A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. Under a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investments in the Policy, the excess will generally be treated as ordinary income subject to tax. The tax consequences of other distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract".

2. MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

Due to the Policy's flexibility, classification of a Policy as a modified endowment contract will depend upon the circumstances of each Policy. The Company has, however, adopted administrative steps designed to protect an Owner against the possibility that the Policy might become a modified endowment contract. The Company believes the safeguards are adequate for most situations, but it cannot provide complete assurance that a Policy will not be classified as a modified endowment contract. At the time a premium is credited which would cause the Policy to become a modified endowment contract, the Company will notify the Owner that unless a refund of the excess premium is requested by the Owner, the Policy will become a modified endowment contract. The Owner will have 30 days after receiving such notification to request the refund. The excess premium paid will be returned to the Owner upon receipt by the Company of the refund request. The amount to be refunded will be deducted from the Policy Cash Value in the Divisions of the Separate Account and in the General Account in the same proportion as the premium payment was allocated to such Divisions.

Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that (a) is included in income, except where the distribution or Policy Loan is made on or after the Owner attains age 59 1/2, (b) is attributable to the Owner's becoming disabled, or
(c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

Policy Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. Instead, such loans are treated as indebtedness of the Owner.

Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

5. POLICY LOANS. Generally, interest paid on any loan under a life insurance Policy owned by an individual is not deductible. In addition, interest on any loan under a life insurance Policy owned by a business taxpayer on the life of any individual who is an officer of or is financially interested in the business carried on by that taxpayer is deductible only under certain very limited circumstances. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER BEFORE DEDUCTING ANY LOAN INTEREST. If a Policy Loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.

6. INTEREST EXPENSE ON UNRELATED INDEBTEDNESS. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase, exchange, or increase the death benefit under a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax Advisor.

7. INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the

Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

8. MULTIPLE POLICIES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

9. POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

                    UNISEX REQUIREMENTS UNDER MONTANA LAW

The State of Montana generally prohibits the use of actuarial tables that distinguish between men and women in determining premiums and Policy benefits for policies issued on the lives of their residents. Therefore, all Policies offered by this Prospectus to insure residents of Montana will have premiums and benefits which are based on actuarial tables that do not differentiate on the basis of sex.

                SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

General American holds the assets of the Separate Account in a custodial account in its name at the Bank of New York. The Company maintains records of all purchases and redemptions of applicable Fund shares by each of the Divisions. Additional protection for the assets of the Separate Account is afforded by a blanket fidelity bond issued by Lloyd's Underwriters in the amount of five million dollars, covering all officers and employees of the Company who have access to the assets of the Separate Account.

                                VOTING RIGHTS

Based on its understanding of current applicable legal requirements, the Company will vote the shares of the Funds held in the Separate Account at regular and special shareholder meetings of the mutual funds in accordance with the instructions received from persons having voting interests in the corresponding Divisions of the Separate Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote shares of the Fund in its own right, it may elect to do so. No voting privileges apply to the Policies with respect to Cash Value removed from the Separate Account as a result of a Policy Loan.

The number of votes which an Owner has the right to instruct will be calculated separately for each Division. Voting rights reflect the dollar value of the total number of units of each Division of the Separate Account credited to the Owner at the record date, rather than the number of units alone. Fractional shares will be counted. The number of votes of the Fund which the Owner has the right to instruct will be determined as of the date coincident with the date established by that Fund for determining shareholders eligible. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the mutual funds.

The company will vote shares of a Fund for which no timely instructions are received in proportion to the voting instructions which are received with respect to that Fund. The Company will also vote any shares of the Funds which are not attributable to Policies in the same proportion.

Each person having a voting interest in a Division will receive any proxy material, reports, and other materials relating to the appropriate Fund.

DISREGARD OF VOTING INSTRUCTIONS. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of the Fund or to approve or disapprove an investment Advisory contract for a Fund. In addition, the Company itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser or sub-adviser of a Fund if the Company reasonably disapproves of such changes. A proposed change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Fund may result in overly speculative or unsound investments. If the Company disregards voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Owners.

                       STATE REGULATION OF THE COMPANY

The Company, a stock life insurance company organized under the laws of Missouri, and the Separate Account are subject to regulation by the Missouri Department of Insurance. An annual statement is filed with the Director of Insurance on or before March 1st of each year covering the operations and reporting on the financial condition of the Company as of December 31 of the preceding year. Periodically, the Director of Insurance examines the liabilities and reserves of the Company and the Separate Account and certifies their adequacy, and a full examination of the Company's operations is conducted by the National Association of Insurance Commissioners at least once every three years.

In addition, the Company is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. Generally, the insurance departments of other states apply the laws of the state of domicile in determining permissible investments.

                                           MANAGEMENT OF THE COMPANY

                                                                    PRINCIPAL OCCUPATION (S)
                    NAME                                             DURING PAST FIVE YEARS*
                    ----                                             -----------------------


PRINCIPAL OFFICERS **
---------------------

Kevin C. Eichner                              Chief Executive Officer, 9/2000-present. President, 2/2000-
                                              present. President, Chief Executive Officer, and Director,
                                              GenAmerica Financial Corporation, 9/2000-present. Executive Vice
                                              President of General American and President and Chairman of
                                              GenMark. Chairman and Chief Executive Officer of Security Equity
                                              Life Insurance Company. Chairman of Walnut Street Securities,
                                              10/97-present. President and CEO, Collaborative Strategies,
                                              1983-present. Chairman of both GeneraLife companies. President,
                                              GenAm Holding Company. Chairman, General American Distributors,
                                              Inc.

Richard D. Evans                              Senior Vice President, 1/99-present.  Regional Vice President,
                                              7/95-1/99.

Timothy J. Klopfenstein                       Chief Financial Officer, GenAmerica Financial Corp.,
                                              1/2001-present.  Vice President and CFO - Individual Line,
                                              6/99-12/2000.  Actuarial Consultant, 6/98-5/99.  Vice President,
                                              Connecticut General Life Insurance, 1/98-5-98.  Vice President,
                                              Healthsource - Provident Administrators, 6/95-12/97.

Donald Lambert                                Vice President-10/2000-present.  Vice President, GenServe,
                                              1998-present.  Regional Vice President, 1990-1998.

Leland J. Launer, Jr.                         Treasurer-1/2001-present.  Treasurer, Metropolitan Life Insurance
                                              Company, 2/2000-present.

Richard A. Liddy                              Chairman, 9/2000-present.  Chairman, President and CEO,
                                              1/95-9/2000.  Chairman of the Executive Committee, 5/92-9/2000.
                                              President and CEO, 5/92-1/95.

Matthew P. McCauley                           Vice President, General Counsel, and Secretary, 1/2001-present.
                                              Vice President, Associate General Counsel, 1/95-1/2001.

Daniel J. McDonald                            Senior Vice President-10/2000-present.  Senior Vice President -
                                              Special Markets, 8/99-10/2000.  President, Applied Innovative
                                              Monetary Solutions, 9/96-8/2000.  Regional CEO, Lincoln Financial
                                              Group, 5/92-9/96.

Richard J. Miller                             Senior Vice President - GenAmerica Advisory Sales, 8/2000-present.
                                              President and CEO, Walnut Street Securities, 1/97-present.  General
                                              Agent, Wrenshall-Miller Agency, 1989-1/97.

Jerome M. Mueller                             Senior Vice President - National Marketing, 4/98-present.  Senior
                                              Vice President, Mercantile Bancorporation, 9/91-4/98.



                                     46


John E. Petersen                              Senior Vice President - Sales, 10/2000-present.  Vice President -
                                              Sales, 1/99-10/2000.  Regional Vice President, 1/92-1/99.

William S. Slater                             Senior Vice President, 10/2000-present.  Chief Executive Officer,
                                              General American Retirement Plans Group, 9/99-present.  Vice
                                              President, Retirement Plans Group, 1/99-9/2000.  Executive Vice
                                              President, Genelco, 6/97-12/98.  Vice President Pension Sales &
                                              Client Services, New England Life Insurance Co., 1/95-6/97.

Bernard H. Wolzenski                          Executive Vice President-Individual Insurance, 10/91-present.

A. Greig Woodring                             President and Chief Executive Officer, Reinsurance Group of America,
                                              12/92-present.


*    All positions listed are with General American unless otherwise indicated.
**   The principal business address of Messrs. Eichner, McCauley, Liddy, Evans, Lambert, McDonald, Miller,
     Mueller, Petersen, Slater and Wolzenski is General American Life Insurance Company, 700 Market Street,
     St. Louis, Missouri 63101. The principal business address for Mr. Woodring is 1370 Timberlake Manor
     Parkway, Chesterfield, MO 63017. The principal business address for Mr. Klopfenstein is 13045 Tesson
     Ferry Road, St. Louis, MO 63128. The principal business address for Mr. Launer is Metropolitan Life
     Insurance Company, One Madison Avenue, New York, NY 10010.

                                                                     PRINCIPAL OCCUPATION (S)
                    NAME                                             DURING PAST FIVE YEARS*
                    ----                                             -----------------------

DIRECTORS
---------

James M. Benson                               President - Individual Business, MetLife
Metropolitan Life Insurance Company
One Madison Avenue
New York, NY 10010

William E. Cornelius                          Retired Chairman and Chief Executive Officer, Union Electric Company
Union Electric Company
P.O.  Box 149
St. Louis, Missouri 63166

John C. Danforth                              Partner, Bryan Cave (law firm).  Formerly, U.S. Senator, State of
Bryan Cave                                    Missouri
One Metropolitan Square, Suite 3600
St. Louis, Missouri 63102

Arnold W. Donald                              Chairman and Chief Executive Officer
Merisant Company
1 North Brentwood, Suite 510
Clayton, MO 63105

Kevin C. Eichner                              President and Chief Executive Officer, General American
General American Life Insurance Co.
700 Market Street
St. Louis, MO 63101

Jerald L. Kent                                Formerly President and Chief Executive Officer, Charter
13351 Buckland Hall Road                      Communications, Inc.
St. Louis, MO 63131

Richard A. Liddy                              Chairman, General American
General American Life Insurance Co.
700 Market Street
St. Louis, MO 63101

Stewart G. Nagler                             Vice Chairman of Board and Chief Financial Officer, MetLife
Metropolitan Life Insurance Company
One Madison Avenue
New York, NY 10010

Craig D. Schnuck                              Chairman and Chief Executive Officer, Schnuck Markets, Inc.
Schnuck Markets, Inc.
11420 Lackland Road
P.O. Box 46928
St. Louis, Missouri  63146

William P. Stiritz                            Chairman, Chief Executive Officer and President, Agribrands
Agribrands International, Inc.                International, Inc.  Formerly Chairman, Chief Executive Officer and
9811 So. Forty Drive                          President, Ralston Purina Company (pet food, batteries, and bread
St. Louis, Missouri 63124                     business).  Chairman, Ralcorp Holdings, Inc.

Andrew C. Taylor                              Chief Executive Officer and President, Enterprise Rent-A-Car
Enterprise Rent-A-Car
600 Corporate Park Drive
St. Louis, Missouri 63105






                                     48



Robert L. Virgil                              Principal, Edward Jones
Edward Jones
12555 Manchester
St. Louis, Missouri  63131-3729

Lisa M. Weber                                 Executive Vice President - Human Resources, MetLife
Metropolitan Life Insurance Company
One Madison Avenue
New York, NY 10010

Virginia V. Weldon, M.D.                      Director, Center for the Study of American Business, Washington
Monsanto Company                              University.  Retired Senior Vice President, Public Policy, Monsanto
800 North Lindbergh                           Company
St. Louis, Missouri  63167


* All positions listed are with General American unless otherwise indicated.

                                LEGAL MATTERS

All matters of Missouri law pertaining to the Policy, including the validity of the Policy and General American's right to issue the Policy under Missouri insurance law, have been passed upon by Matthew P. McCauley, Vice President, General Counsel, and Secretary of General American.

                              LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. General American is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

                                   EXPERTS

The financial statements as of and for the year ended December 31, 2000 of the Company and the Separate Account included in this Prospectus and in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


The consolidated financial statements of the Company as of and for the year ended December 31, 1999, and the statement of operations and changes in net assets of the Separate Account for the two years ended December 31, 1999, have been included in this Prospectus in reliance on the reports of KPMG LLP, independent certified public accountants, and on the authority of said firm as experts in accounting and auditing.


Actuarial matters included in this Prospectus have been examined by Karen A. King, FSA, MAAA, Assistant Vice President and Actuary of General American, as stated in the opinion filed as an exhibit to the registration statement.

                           ADDITIONAL INFORMATION

A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Separate Account, General American and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.

                            FINANCIAL STATEMENTS

The financial statements of General American which are included in this Prospectus should be distinguished from the financial statements of the Separate Account, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                 APPENDIX A
               Illustrations of Death Benefits and Cash Values

The following tables illustrate how the Cash Value, Cash Surrender Value, and death benefit of a Policy change with the investment experience of a Division of the Separate Account. The tables show how the Cash Value, Cash Surrender Value, and death benefit of a Policy issued to an insured of a given age and at a given premium would vary over time if the investment return on the assets held in each Division of the Separate Account were a uniform, gross, after-tax annual rate of 0%, 6%, or 12%. The tables illustrate Policies issued in Missouri (using a 2% premium tax rate and a 1.3% federal tax charge) to a male, age 45 in a preferred nonsmoker rate class. If the insured falls into a smoker rate class, the Cash Values, Cash Surrender Values, and death benefits would be lower than those shown in the tables. In addition, the Cash Values, Cash Surrender Values, and death benefits would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years.

The Cash Value column under the "Guaranteed" heading shows the accumulated value of the Net Premiums paid at the stated interest rate, reflecting deduction of all policy charges described in this prospectus at the guaranteed maximum rate. The Cash Surrender Value column under the "Guaranteed" heading shows the projected Cash Surrender Value of the Policy, which is calculated by taking the Cash Value under the "Guaranteed" heading and adding any appropriate Cash Surrender Value Adjustment. The Cash value column under the "Current" heading shows the accumulated value of the Net Premiums paid at the stated interest rate, reflecting deduction of all policy charges as described in this prospectus at the current rate. The Cash Surrender Value column under the "Current" heading shows the projected Cash Surrender Value of the Policy, which is calculated by taking the Cash Value under the "Current" heading and adding any appropriate Cash Surrender Value Adjustment. The illustrations of cash surrender values include the Cash Surrender Value Adjustment, but the adjustment is only added to the Cash Surrender Value when a full surrender for cash is requested. The illustrations of death benefits reflect the above assumptions. The death benefits also vary between tables depending upon whether Death Benefit Options A or C (Level Type) or Death Benefit Option B (Increasing Type) are illustrated.

The amounts deducted from the Cash Value in the illustrations include the sales charge, premium tax, federal tax charge, selection and issue expense charge, monthly administrative charge, and cost of insurance. These charges are described in the prospectus under Charges and Deductions.

The amounts shown for Cash Value, Cash Surrender Value, and death benefit reflect charges that produce an investment rate of return that is lower than the gross return on the assets held in a Division of the Separate Account. The charges include a charge for mortality and expense risk (equivalent to
 .55% for Policy Years 1-10, .45% for Policy Years 11-20, and .35% thereafter), and an assumed .85% charge for the investment Advisory fee and Fund administrative expenses combined, based on the average Fund expense for all available investment Funds. The actual investment advisory fee applicable to each Division is shown in the respective Prospectuses of each Fund. After deduction for these amounts, the illustrated gross annual investment rates of return of 0%, 6%, and 12% correspond to approximate initial net annual rates of -1.40%, 4.60%, and 10.60%, respectively. The Prospectuses for each Fund should be consulted for details about the nature and extent of their expenses.

The hypothetical values shown in the tables do not reflect any charges for Federal income taxes against the Separate Account (as opposed to Premium Charges which are deducted from premium payments), since General American is not currently making any such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return of the Divisions of the Separate Account would have to exceed 0%, 6%, and 12% by an amount sufficient to cover the tax charges in order to produce the death benefit and Cash Value illustration. (See Federal Tax Matters.)

The tables illustrate the Policy values that would result based upon the investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Separate Account, if no Policy Loans have been made. The tables are also based on the assumptions that the Owner has not requested an increase or decrease in the Face Amount, that no partial withdrawals have been made, that no transfer charges were incurred, and that no optional riders have been requested.

Upon request, General American will provide a comparable illustration based upon the proposed Insured's age, sex, and rate class, the Face Amount or premium requested, the proposed frequency of premium payments, and any available riders requested.

                                        GENERAL AMERICAN LIFE INSURANCE COMPANY
                                       FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE


POLICY FACE AMOUNT: $957,740                                                        MALE PREFERRED NONSMOKER AGE 45
DEATH BENEFIT LEVEL (OPTION A)                                                             ANNUAL PREMIUM = $50,000


FOR SEPARATE ACCOUNT ELEVEN A HYPOTHETICAL GROSS ANNUAL RATE OF RETURN OF 0.00% (NET RATE OF -1.40%)



                                             ASSUMING CURRENT CHARGES                  ASSUMING GUARANTEED CHARGES
                                             ------------------------                  ---------------------------

  END                         PREMIUM       CASH                                       CASH
  OF             ANNUAL        ACCUM      SURRENDER     CASH      DEATH              SURRENDER     CASH      DEATH
 YEAR     AGE   PAYMENT         @ 5%        VALUE       VALUE    BENEFIT               VALUE       VALUE    BENEFIT
----------------------------------------------------------------------------------------------------------------------

   1      46     50,000        52,500       46,816      41,558   957,740               44,657      39,398   957,740
   2      47     50,000       107,625       90,233      83,365   957,740               86,144      79,277   957,740
   3      48     50,000       165,506      132,788     124,312   957,740              126,975     118,498   957,740
   4      49     50,000       226,282      173,131     164,559   957,740              165,649     157,076   957,740
   5      50     25,688       264,568      190,924     182,153   957,740              181,699     172,928   957,740
   6      51         -        277,796      182,801     176,150   957,740              171,660     165,008   957,740
   7      52         -        291,686      173,858     170,130   957,740              160,541     156,813   957,740
   8      53         -        306,271      164,090     164,090   957,740              148,282     148,282   957,740
   9      54         -        321,584      158,012     158,012   957,740              139,361     139,361   957,740
  10      55         -        337,663      151,871     151,871   957,740              129,969     129,969   957,740
  11      56         -        354,547      147,344     147,344   957,740              121,770     121,770   957,740
  12      57         -        372,274      142,631     142,631   957,740              112,938     112,938   957,740
  13      58         -        390,888      137,692     137,692   957,740              103,419     103,419   957,740
  14      59         -        410,432      132,557     132,557   957,740               93,140      93,140   957,740
  15      60         -        430,954      127,250     127,250   957,740               81,979      81,979   957,740
  16      61         -        452,501      121,464     121,464   957,740               69,810      69,810   957,740
  17      62         -        475,126      115,260     115,260   957,740               56,490      56,490   957,740
  18      63         -        498,883      108,590     108,590   957,740               41,817      41,817   957,740
  19      64         -        523,827      101,404     101,404   957,740               25,555      25,555   957,740
  20      65         -        550,018       93,639      93,639   957,740                7,433       7,433   957,740
  21      66         -        577,519       85,317      85,317   957,740                   -           -         -
  22      67         -        606,395       76,256      76,256   957,740                   -           -         -
  23      68         -        636,715       66,351      66,351   957,740                   -           -         -
  24      69         -        668,550       55,490      55,490   957,740                   -           -         -
  25      70         -        701,978       43,547      43,547   957,740                   -           -         -
  26      71         -        737,077       30,385      30,385   957,740                   -           -         -
  27      72         -        773,931       15,855      15,855   957,740                   -           -         -
  28      73         -        812,627           -           -        -                     -           -         -
  29      74         -        853,258           -           -        -                     -           -         -
  30      75         -        895,921           -           -        -                     -           -         -



CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
RATES FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN.

GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
RATES.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL
INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON
A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY
OWNER AND THE INVESTMENT RESULTS OF THE FUNDS SELECTED. THE CASH VALUE, CASH
SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A
PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY,
GENERAL AMERICAN DISTRIBUTORS, INC., THE FUNDS, OR ANY REPRESENTATIVE
THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS
INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE
POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID
BY THE COMPANY.

                                        GENERAL AMERICAN LIFE INSURANCE COMPANY
                                       FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE


POLICY FACE AMOUNT: $957,740                                                        MALE PREFERRED NONSMOKER AGE 45
DEATH BENEFIT LEVEL (OPTION A)                                                             ANNUAL PREMIUM = $50,000


FOR SEPARATE ACCOUNT ELEVEN A HYPOTHETICAL GROSS ANNUAL RATE OF RETURN OF 6.00% (NET RATE OF 4.60%)



                                             ASSUMING CURRENT CHARGES                  ASSUMING GUARANTEED CHARGES
                                             ------------------------                  ---------------------------

  END                         PREMIUM       CASH                                       CASH
  OF             ANNUAL        ACCUM      SURRENDER     CASH      DEATH              SURRENDER     CASH      DEATH
 YEAR     AGE   PAYMENT         @ 5%        VALUE       VALUE    BENEFIT               VALUE       VALUE    BENEFIT
----------------------------------------------------------------------------------------------------------------------

   1      46     50,000        52,500       49,418      44,159   957,740               47,190      41,932   957,740
   2      47     50,000       107,625       98,113      91,246   957,740               93,772      86,904   957,740
   3      48     50,000       165,506      148,704     140,228   957,740              142,346     133,870   957,740
   4      49     50,000       226,282      199,926     191,353   957,740              191,512     182,940   957,740
   5      50     25,688       264,568      230,201     221,431   957,740              219,567     210,796   957,740
   6      51         -        277,796      234,809     228,158   957,740              221,685     215,034   957,740
   7      52         -        291,686      238,856     235,128   957,740              222,881     219,153   957,740
   8      53         -        306,271      242,352     242,352   957,740              223,101     223,101   957,740
   9      54         -        321,584      249,827     249,827   957,740              226,826     226,826   957,740
  10      55         -        337,663      257,548     257,548   957,740              230,255     230,255   957,740
  11      56         -        354,547      267,374     267,374   957,740              235,207     235,207   957,740
  12      57         -        372,274      277,493     277,493   957,740              239,835     239,835   957,740
  13      58         -        390,888      287,891     287,891   957,740              244,090     244,090   957,740
  14      59         -        410,432      298,615     298,615   957,740              247,908     247,908   957,740
  15      60         -        430,954      309,713     309,713   957,740              251,183     251,183   957,740
  16      61         -        452,501      320,962     320,962   957,740              253,804     253,804   957,740
  17      62         -        475,126      332,438     332,438   957,740              255,644     255,644   957,740
  18      63         -        498,883      344,131     344,131   957,740              256,528     256,528   957,740
  19      64         -        523,827      356,034     356,034   957,740              256,250     256,250   957,740
  20      65         -        550,018      368,134     368,134   957,740              254,571     254,571   957,740
  21      66         -        577,519      380,786     380,786   957,740              251,496     251,496   957,740
  22      67         -        606,395      393,639     393,639   957,740              246,545     246,545   957,740
  23      68         -        636,715      406,667     406,667   957,740              239,416     239,416   957,740
  24      69         -        668,550      419,848     419,848   957,740              229,776     229,776   957,740
  25      70         -        701,978      433,159     433,159   957,740              217,192     217,192   957,740
  26      71         -        737,077      446,579     446,579   957,740              201,064     201,064   957,740
  27      72         -        773,931      460,089     460,089   957,740              180,159     180,159   957,740
  28      73         -        812,627      473,681     473,681   957,740              154,385     154,385   957,740
  29      74         -        853,258      487,336     487,336   957,740              122,038     122,038   957,740
  30      75         -        895,921      501,022     501,022   957,740               81,603      81,603   957,740



CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
RATES FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN.

GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
RATES.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL
INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON
A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY
OWNER AND THE INVESTMENT RESULTS OF THE FUNDS SELECTED. THE CASH VALUE, CASH
SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A
PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY,
GENERAL AMERICAN DISTRIBUTORS, INC., THE FUNDS, OR ANY REPRESENTATIVE
THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS
INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE
POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID
BY THE COMPANY.

                                        GENERAL AMERICAN LIFE INSURANCE COMPANY
                                       FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE


POLICY FACE AMOUNT: $957,740                                                        MALE PREFERRED NONSMOKER AGE 45
DEATH BENEFIT LEVEL (OPTION A)                                                             ANNUAL PREMIUM = $50,000


FOR SEPARATE ACCOUNT ELEVEN A HYPOTHETICAL GROSS ANNUAL RATE OF RETURN OF 12.00% (NET RATE OF 10.60%)



                                             ASSUMING CURRENT CHARGES                     ASSUMING GUARANTEED CHARGES
                                             ------------------------                     ---------------------------


 END                          PREMIUM       CASH                                        CASH
  OF             ANNUAL        ACCUM     SURRENDER     CASH        DEATH              SURRENDER     CASH        DEATH
 YEAR     AGE   PAYMENT        @ 5%        VALUE       VALUE      BENEFIT               VALUE       VALUE      BENEFIT
--------------------------------------------------------------------------------------------------------------------------

   1      46     50,000        52,500       52,020      46,762     957,740               49,727      44,469     957,740
   2      47     50,000       107,625      106,309      99,442     957,740              101,710      94,843     957,740
   3      48     50,000       165,506      165,918     157,442     957,740              158,984     150,508     957,740
   4      49     50,000       226,282      230,076     221,504     957,740              220,639     212,067     957,740
   5      50     25,688       264,568      276,423     267,652     957,740              264,183     255,412     957,740
   6      51         -        277,796      299,242     292,590     957,740              283,780     277,128     957,740
   7      52         -        291,686      323,887     320,159     957,740              304,681     300,953     957,740
   8      53         -        306,271      350,649     350,649     957,740              327,097     327,097     957,740
   9      54         -        321,584      384,370     384,370     957,740              355,810     355,810     957,740
  10      55         -        337,663      421,670     421,670     957,740              387,362     387,362     957,740
  11      56         -        354,547      465,025     465,025     957,740              424,173     424,173     957,740
  12      57         -        372,274      513,026     513,026     957,740              464,801     464,801     957,740
  13      58         -        390,888      566,195     566,195     957,740              509,736     509,736     957,740
  14      59         -        410,432      625,158     625,158     957,740              559,535     559,535     957,740
  15      60         -        430,954      690,608     690,608     957,740              614,825     614,825     957,740
  16      61         -        452,501      763,189     763,189     992,145              676,347     676,347     957,740
  17      62         -        475,126      843,478     843,478   1,079,652              744,974     744,974     957,740
  18      63         -        498,883      932,176     932,176   1,174,542              821,271     821,271   1,034,802
  19      64         -        523,827    1,030,171   1,030,171   1,277,412              905,345     905,345   1,122,628
  20      65         -        550,018    1,138,446   1,138,446   1,388,904              997,955     997,955   1,217,505
  21      66         -        577,519    1,259,232   1,259,232   1,511,079            1,100,994   1,100,994   1,321,193
  22      67         -        606,395    1,392,724   1,392,724   1,657,341            1,214,413   1,214,413   1,445,151
  23      68         -        636,715    1,540,243   1,540,243   1,817,486            1,339,243   1,339,243   1,580,307
  24      69         -        668,550    1,703,251   1,703,251   1,992,804            1,476,632   1,476,632   1,727,660
  25      70         -        701,978    1,883,368   1,883,368   2,184,707            1,627,837   1,627,837   1,888,291
  26      71         -        737,077    2,082,385   2,082,385   2,394,743            1,794,220   1,794,220   2,063,353
  27      72         -        773,931    2,302,644   2,302,644   2,601,988            1,977,887   1,977,887   2,235,013
  28      73         -        812,627    2,546,549   2,546,549   2,826,670            2,181,186   2,181,186   2,421,116
  29      74         -        853,258    2,816,815   2,816,815   3,070,328            2,406,379   2,406,379   2,622,953
  30      75         -        895,921    3,116,517   3,116,517   3,334,673            2,656,332   2,656,332   2,842,275



CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
RATES FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN.

GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
RATES.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL
INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON
A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY
OWNER AND THE INVESTMENT RESULTS OF THE FUNDS SELECTED. THE CASH VALUE, CASH
SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A
PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY,
GENERAL AMERICAN DISTRIBUTORS, INC., THE FUNDS, OR ANY REPRESENTATIVE
THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS
INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE
POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID
BY THE COMPANY.

                                        GENERAL AMERICAN LIFE INSURANCE COMPANY
                                       FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE


POLICY FACE AMOUNT: $957,740                                                        MALE PREFERRED NONSMOKER AGE 45
DEATH BENEFIT LEVEL (OPTION B)                                                             ANNUAL PREMIUM = $50,000


FOR SEPARATE ACCOUNT ELEVEN A HYPOTHETICAL GROSS ANNUAL RATE OF RETURN OF 0.00% (NET RATE OF -1.40%)



                                              ASSUMING CURRENT CHARGES                    ASSUMING GUARANTEED CHARGES
                                              ------------------------                    ---------------------------

  END                        PREMIUM        CASH                                         CASH
  OF             ANNUAL       ACCUM       SURRENDER     CASH       DEATH               SURRENDER     CASH       DEATH
 YEAR     AGE   PAYMENT       @ 5%          VALUE       VALUE     BENEFIT                VALUE       VALUE     BENEFIT
--------------------------------------------------------------------------------------------------------------------------

   1      46     50,000        52,500       46,776      41,518     999,258               44,518      39,260     997,000
   2      47     50,000       107,625       90,080      83,213   1,040,953               85,714      78,847   1,036,587
   3      48     50,000       165,506      132,420     123,944   1,081,684              126,081     117,605   1,075,345
   4      49     50,000       226,282      172,438     163,865   1,121,605              164,099     155,526   1,113,266
   5      50     50,000       290,096      211,823     203,052   1,160,792              201,355     192,585   1,150,325
   6      51     50,000       357,100      248,204     241,552   1,199,292              235,425     228,774   1,186,514
   7      52     50,000       427,455      283,136     279,407   1,237,147              267,767     264,039   1,221,779
   8      53         -        448,828      271,416     271,416   1,229,156              253,119     253,119   1,210,859
   9      54         -        471,270      263,406     263,406   1,221,146              241,811     241,811   1,199,551
  10      55         -        494,833      255,351     255,351   1,213,091              230,035     230,035   1,187,775
  11      56         -        519,575      249,018     249,018   1,206,758              219,556     219,556   1,177,296
  12      57         -        545,554      242,495     242,495   1,200,235              208,444     208,444   1,166,184
  13      58         -        572,831      235,739     235,739   1,193,479              196,661     196,661   1,154,401
  14      59         -        601,473      228,789     228,789   1,186,529              184,148     184,148   1,141,888
  15      60         -        631,546      221,678     221,678   1,179,418              170,802     170,802   1,128,542
  16      61         -        663,124      214,055     214,055   1,171,795              156,520     156,520   1,114,260
  17      62         -        696,280      206,002     206,002   1,163,742              141,191     141,191   1,098,931
  18      63         -        731,094      197,474     197,474   1,155,214              124,656     124,656   1,082,396
  19      64         -        767,649      188,427     188,427   1,146,167              106,733     106,733   1,064,473
  20      65         -        806,031      178,802     178,802   1,136,542               87,231      87,231   1,044,971
  21      66         -        846,333      168,719     168,719   1,126,459               66,057      66,057   1,023,797
  22      67         -        888,649      157,918     157,918   1,115,658               42,982      42,982   1,000,722
  23      68         -        933,082      146,310     146,310   1,104,050               17,850      17,850     975,590
  24      69         -        979,736      133,803     133,803   1,091,543                   -           -           -
  25      70         -      1,028,723      120,301     120,301   1,078,041                   -           -           -
  26      71         -      1,080,159      105,705     105,705   1,063,445                   -           -           -
  27      72         -      1,134,167       89,913      89,913   1,047,653                   -           -           -
  28      73         -      1,190,875       72,840      72,840   1,030,580                   -           -           -
  29      74         -      1,250,419       54,368      54,368   1,012,108                   -           -           -
  30      75         -      1,312,940       34,351      34,351     992,091                   -           -           -



CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
RATES FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN.

GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
RATES.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL
INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON
A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY
OWNER AND THE INVESTMENT RESULTS OF THE FUNDS SELECTED. THE CASH VALUE, CASH
SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A
PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY,
GENERAL AMERICAN DISTRIBUTORS, INC., THE FUNDS, OR ANY REPRESENTATIVE
THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS
INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE
POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID
BY THE COMPANY.

                                        GENERAL AMERICAN LIFE INSURANCE COMPANY
                                       FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE


POLICY FACE AMOUNT: $957,740                                                        MALE PREFERRED NONSMOKER AGE 45
DEATH BENEFIT LEVEL (OPTION B)                                                             ANNUAL PREMIUM = $50,000


FOR SEPARATE ACCOUNT ELEVEN A HYPOTHETICAL GROSS ANNUAL RATE OF RETURN OF 6.00% (NET RATE OF 4.60%)



                                              ASSUMING CURRENT CHARGES                  ASSUMING GUARANTEED CHARGES
                                              ------------------------                  ---------------------------

  END                        PREMIUM        CASH                                        CASH
  OF             ANNUAL       ACCUM       SURRENDER     CASH      DEATH               SURRENDER     CASH      DEATH
 YEAR     AGE   PAYMENT       @ 5%          VALUE       VALUE    BENEFIT                VALUE       VALUE    BENEFIT
------------------------------------------------------------------------------------------------------------------------

   1      46     50,000        52,500       49,375      44,117  1,001,857               47,043      41,785    999,525
   2      47     50,000       107,625       97,945      91,077  1,048,817               93,297      86,429  1,044,169
   3      48     50,000       165,506      148,282     139,806  1,097,546              141,320     132,843  1,090,583
   4      49     50,000       226,282      199,101     190,529  1,148,269              189,662     181,089  1,138,829
   5      50     50,000       290,096      252,174     243,403  1,201,143              239,982     231,212  1,188,952
   6      51     50,000       357,100      305,220     298,568  1,256,308              289,929     283,277  1,241,017
   7      52     50,000       427,455      359,889     356,161  1,313,901              341,035     337,307  1,295,047
   8      53         -        448,828      368,331     368,331  1,326,071              345,364     345,364  1,303,104
   9      54         -        471,270      380,927     380,927  1,338,667              353,234     353,234  1,310,974
  10      55         -        494,833      393,940     393,940  1,351,680              360,819     360,819  1,318,559
  11      56         -        519,575      409,343     409,343  1,367,083              370,044     370,044  1,327,784
  12      57         -        545,554      425,189     425,189  1,382,929              378,909     378,909  1,336,649
  13      58         -        572,831      441,452     441,452  1,399,192              387,349     387,349  1,345,089
  14      59         -        601,473      458,187     458,187  1,415,927              395,274     395,274  1,353,014
  15      60         -        631,546      475,450     475,450  1,433,190              402,543     402,543  1,360,283
  16      61         -        663,124      492,901     492,901  1,450,641              409,007     409,007  1,366,747
  17      62         -        696,280      510,625     510,625  1,468,365              414,502     414,502  1,372,242
  18      63         -        731,094      528,583     528,583  1,486,323              418,806     418,806  1,376,546
  19      64         -        767,649      546,735     546,735  1,504,475              421,656     421,656  1,379,396
  20      65         -        806,031      565,023     565,023  1,522,763              422,769     422,769  1,380,509
  21      66         -        846,333      583,948     583,948  1,541,688              422,280     422,280  1,380,020
  22      67         -        888,649      602,915     602,915  1,560,655              419,542     419,542  1,377,282
  23      68         -        933,082      621,826     621,826  1,579,566              414,263     414,263  1,372,003
  24      69         -        979,736      640,573     640,573  1,598,313              406,142     406,142  1,363,882
  25      70         -      1,028,723      659,036     659,036  1,616,776              394,809     394,809  1,352,549
  26      71         -      1,080,159      677,089     677,089  1,634,829              379,747     379,747  1,337,487
  27      72         -      1,134,167      694,594     694,594  1,652,334              359,768     359,768  1,317,508
  28      73         -      1,190,875      711,419     711,419  1,669,159              335,253     335,253  1,292,993
  29      74         -      1,250,419      727,397     727,397  1,685,137              304,778     304,778  1,262,518
  30      75         -      1,312,940      742,317     742,317  1,700,057              267,469     267,469  1,225,209



CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
RATES FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN.

GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
RATES.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL
INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON
A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY
OWNER AND THE INVESTMENT RESULTS OF THE FUNDS SELECTED. THE CASH VALUE, CASH
SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A
PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY,
GENERAL AMERICAN DISTRIBUTORS, INC., THE FUNDS, OR ANY REPRESENTATIVE
THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS
INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE
POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID
BY THE COMPANY.

                                        GENERAL AMERICAN LIFE INSURANCE COMPANY
                                       FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE


POLICY FACE AMOUNT: $957,740                                                        MALE PREFERRED NONSMOKER AGE 45
DEATH BENEFIT LEVEL (OPTION B)                                                             ANNUAL PREMIUM = $50,000


FOR SEPARATE ACCOUNT ELEVEN A HYPOTHETICAL GROSS ANNUAL RATE OF RETURN OF 12.00% (NET RATE OF 10.60%)



                                            ASSUMING CURRENT CHARGES                 ASSUMING GUARANTEED CHARGES
                                            ------------------------                 ---------------------------

  END                     PREMIUM       CASH                                       CASH
  OF            ANNUAL     ACCUM      SURRENDER      CASH       DEATH            SURRENDER      CASH        DEATH
 YEAR    AGE   PAYMENT      @ 5%        VALUE       VALUE      BENEFIT             VALUE       VALUE       BENEFIT
----------------------------------------------------------------------------------------------------------------------

   1     46     50,000      52,500       51,975      46,717   1,004,457             49,571      44,313    1,002,053
   2     47     50,000     107,625      106,125      99,257   1,056,997            101,188      94,321    1,052,061
   3     48     50,000     165,506      165,439     156,962   1,114,702            157,813     149,337    1,107,077
   4     49     50,000     226,282      229,102     220,530   1,178,270            218,445     209,872    1,167,612
   5     50     50,000     290,096      299,419     290,648   1,248,388            285,241     276,471    1,234,211
   6     51     50,000     357,100      374,704     368,052   1,325,792            356,407     349,755    1,307,495
   7     52     50,000     427,455      457,276     453,548   1,411,288            434,092     430,364    1,388,104
   8     53         -      448,828      497,280     497,280   1,455,020            468,292     468,292    1,426,032
   9     54         -      471,270      545,510     545,510   1,503,250            509,665     509,665    1,467,405
  10     55         -      494,833      598,685     598,685   1,556,425            554,758     554,758    1,512,498
  11     56         -      519,575      659,536     659,536   1,617,276            606,144     606,144    1,563,884
  12     57         -      545,554      726,609     726,609   1,684,349            662,210     662,210    1,619,950
  13     58         -      572,831      800,519     800,519   1,758,259            723,407     723,407    1,681,147
  14     59         -      601,473      882,037     882,037   1,839,777            790,212     790,212    1,747,952
  15     60         -      631,546      972,011     972,011   1,929,751            863,106     863,106    1,820,846
  16     61         -      663,124    1,070,969   1,070,969   2,028,709            942,617     942,617    1,900,357
  17     62         -      696,280    1,179,952   1,179,952   2,137,692          1,029,323   1,029,323    1,987,063
  18     63         -      731,094    1,299,979   1,299,979   2,257,719          1,123,812   1,123,812    2,081,552
  19     64         -      767,649    1,432,177   1,432,177   2,389,917          1,226,705   1,226,705    2,184,445
  20     65         -      806,031    1,577,782   1,577,782   2,535,522          1,338,677   1,338,677    2,296,417
  21     66         -      846,333    1,739,732   1,739,732   2,697,472          1,461,829   1,461,829    2,419,569
  22     67         -      888,649    1,918,280   1,918,280   2,876,020          1,595,987   1,595,987    2,553,727
  23     68         -      933,082    2,115,114   2,115,114   3,072,854          1,742,148   1,742,148    2,699,888
  24     69         -      979,736    2,332,102   2,332,102   3,289,842          1,901,428   1,901,428    2,859,168
  25     70         -    1,028,723    2,571,305   2,571,305   3,529,045          2,074,999   2,074,999    3,032,739
  26     71         -    1,080,159    2,835,004   2,835,004   3,792,744          2,264,033   2,264,033    3,221,773
  27     72         -    1,134,167    3,125,724   3,125,724   4,083,464          2,469,158   2,469,158    3,426,898
  28     73         -    1,190,875    3,446,276   3,446,276   4,404,016          2,692,749   2,692,749    3,650,489
  29     74         -    1,250,419    3,799,740   3,799,740   4,757,480          2,935,556   2,935,556    3,893,296
  30     75         -    1,312,940    4,189,498   4,189,498   5,147,238          3,199,050   3,199,050    4,156,790


CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
RATES FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN.

GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
RATES.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL
INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON
A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY
OWNER AND THE INVESTMENT RESULTS OF THE FUNDS SELECTED. THE CASH VALUE, CASH
SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A
PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY,
GENERAL AMERICAN DISTRIBUTORS, INC., THE FUNDS, OR ANY REPRESENTATIVE
THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS
INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE
POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID
BY THE COMPANY.

                                        GENERAL AMERICAN LIFE INSURANCE COMPANY
                                       FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE


POLICY FACE AMOUNT: $                                                               MALE PREFERRED NONSMOKER AGE 45
DEATH BENEFIT LEVEL (OPTION C)                                                             ANNUAL PREMIUM = $50,000


FOR SEPARATE ACCOUNT ELEVEN A HYPOTHETICAL GROSS ANNUAL RATE OF RETURN OF 0.00% (NET RATE OF -1.40%)



                                            ASSUMING CURRENT CHARGES                 ASSUMING GUARANTEED CHARGES
                                            ------------------------                 ---------------------------

  END                        PREMIUM        CASH                                       CASH
  OF             ANNUAL       ACCUM       SURRENDER      CASH     DEATH              SURRENDER      CASH     DEATH
 YEAR     AGE   PAYMENT       @ 5%          VALUE       VALUE    BENEFIT               VALUE       VALUE    BENEFIT
----------------------------------------------------------------------------------------------------------------------

   1      46     50,000        52,500       46,816      41,558   957,740               44,657      39,398   957,740
   2      47     50,000       107,625       90,233      83,365   957,740               86,144      79,277   957,740
   3      48     50,000       165,506      132,788     124,312   957,740              126,975     118,498   957,740
   4      49     50,000       226,282      173,131     164,559   957,740              165,649     157,076   957,740
   5      50     50,000       290,096      212,953     204,183   957,740              203,781     195,010   957,740
   6      51     50,000       357,100      249,886     243,234   957,740              238,970     232,319   957,740
   7      52     50,000       427,455      285,483     281,755   957,740              272,716     268,988   957,740
   8      53         -        448,828      274,432     274,432   957,740              259,536     259,536   957,740
   9      54         -        471,270      267,101     267,101   957,740              249,765     249,765   957,740
  10      55         -        494,833      259,739     259,739   957,740              239,602     239,602   957,740
  11      56         -        519,575      254,141     254,141   957,740              230,827     230,827   957,740
  12      57         -        545,554      248,398     248,398   957,740              221,510     221,510   957,740
  13      58         -        572,831      242,473     242,473   957,740              211,601     211,601   957,740
  14      59         -        601,473      236,392     236,392   957,740              201,033     201,033   957,740
  15      60         -        631,546      230,176     230,176   957,740              189,698     189,698   957,740
  16      61         -        663,124      223,553     223,553   957,740              177,480     177,480   957,740
  17      62         -        696,280      216,575     216,575   957,740              164,250     164,250   957,740
  18      63         -        731,094      209,199     209,199   957,740              149,829     149,829   957,740
  19      64         -        767,649      201,379     201,379   957,740              134,001     134,001   957,740
  20      65         -        806,031      193,055     193,055   957,740              116,523     116,523   957,740
  21      66         -        846,333      184,357     184,357   957,740               97,259      97,259   957,740
  22      67         -        888,649      175,009     175,009   957,740               75,842      75,842   957,740
  23      68         -        933,082      164,915     164,915   957,740               51,983      51,983   957,740
  24      69         -        979,736      153,972     153,972   957,740               25,363      25,363   957,740
  25      70         -      1,028,723      142,066     142,066   957,740                   -           -         -
  26      71         -      1,080,159      129,072     129,072   957,740                   -           -         -
  27      72         -      1,134,167      114,854     114,854   957,740                   -           -         -
  28      73         -      1,190,875       99,276      99,276   957,740                   -           -         -
  29      74         -      1,250,419       82,164      82,164   957,740                   -           -         -
  30      75         -      1,312,940       63,298      63,298   957,740                   -           -         -


CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
RATES FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN.

GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
RATES.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL
INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON
A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY
OWNER AND THE INVESTMENT RESULTS OF THE FUNDS SELECTED. THE CASH VALUE, CASH
SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A
PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE
COMPANY, GENERAL AMERICAN DISTRIBUTORS, INC., THE FUNDS, OR ANY
REPRESENTATIVE THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE
ACHIEVED FOR ANY ONE YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS
INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE
POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID
BY THE COMPANY.

                                        GENERAL AMERICAN LIFE INSURANCE COMPANY
                                       FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE


POLICY FACE AMOUNT: $957,740                                                        MALE PREFERRED NONSMOKER AGE 45
DEATH BENEFIT LEVEL (OPTION C)                                                             ANNUAL PREMIUM = $50,000


FOR SEPARATE ACCOUNT ELEVEN A HYPOTHETICAL GROSS ANNUAL RATE OF RETURN OF 6.00% (NET RATE OF 4.60%)



                                              ASSUMING CURRENT CHARGES                 ASSUMING GUARANTEED CHARGES
                                              ------------------------                 ---------------------------

  END                        PREMIUM        CASH                                        CASH
  OF             ANNUAL       ACCUM       SURRENDER     CASH      DEATH               SURRENDER     CASH      DEATH
 YEAR     AGE   PAYMENT       @ 5%          VALUE       VALUE    BENEFIT                VALUE       VALUE    BENEFIT
------------------------------------------------------------------------------------------------------------------------

   1      46     50,000        52,500       49,418      44,159    957,740               47,190      41,932   957,740
   2      47     50,000       107,625       98,113      91,246    957,740               93,772      86,904   957,740
   3      48     50,000       165,506      148,704     140,228    957,740              142,346     133,870   957,740
   4      49     50,000       226,282      199,926     191,353    957,740              191,512     182,940   957,740
   5      50     50,000       290,096      253,572     244,801    957,740              242,993     234,222   957,740
   6      51     50,000       357,100      307,382     300,730    957,740              294,504     287,853   957,740
   7      52     50,000       427,455      363,027     359,299    957,740              347,675     343,947   957,740
   8      53         -        448,828      372,565     372,565    957,740              354,402     354,402   957,740
   9      54         -        471,270      386,396     386,396    957,740              365,052     365,052   957,740
  10      55         -        494,833      400,807     400,807    957,740              375,868     375,868   957,740
  11      56         -        519,575      417,831     417,831    957,740              388,860     388,860   957,740
  12      57         -        545,554      435,556     435,556    958,345              402,103     402,103   957,740
  13      58         -        572,831      453,992     453,992    970,190              415,604     415,604   957,740
  14      59         -        601,473      473,191     473,191    982,558              429,363     429,363   957,740
  15      60         -        631,546      493,200     493,200    995,479              443,357     443,357   957,740
  16      61         -        663,124      513,864     513,864  1,008,653              457,568     457,568   957,740
  17      62         -        696,280      535,265     535,265  1,022,228              471,978     471,978   957,740
  18      63         -        731,094      557,423     557,423  1,036,250              486,548     486,548   957,740
  19      64         -        767,649      580,360     580,360  1,050,777              501,232     501,232   957,740
  20      65         -        806,031      604,094     604,094  1,065,882              515,989     515,989   957,740
  21      66         -        846,333      629,247     629,247  1,082,676              531,308     531,308   957,740
  22      67         -        888,649      655,282     655,282  1,100,180              546,723     546,723   957,740
  23      68         -        933,082      682,216     682,216  1,118,377              562,235     562,235   957,740
  24      69         -        979,736      710,064     710,064  1,137,266              577,859     577,859   957,740
  25      70         -      1,028,723      738,845     738,845  1,156,832              593,597     593,597   957,740
  26      71         -      1,080,159      768,583     768,583  1,177,085              609,415     609,415   957,740
  27      72         -      1,134,167      799,304     799,304  1,198,109              625,063     625,063   957,740
  28      73         -      1,190,875      831,037     831,037  1,220,378              640,879     640,879   957,740
  29      74         -      1,250,419      863,814     863,814  1,243,347              656,604     656,604   957,740
  30      75         -      1,312,940      897,650     897,650  1,267,526              672,205     672,205   957,740


CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
RATES FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN.

GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
RATES.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL
INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON
A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY
OWNER AND THE INVESTMENT RESULTS OF THE FUNDS SELECTED. THE CASH VALUE, CASH
SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A
PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY,
GENERAL AMERICAN DISTRIBUTORS, INC., THE FUNDS, OR ANY REPRESENTATIVE
THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS
INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE
POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID
BY THE COMPANY.

                                        GENERAL AMERICAN LIFE INSURANCE COMPANY
                                       FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE


POLICY FACE AMOUNT: $957,740                                                        MALE PREFERRED NONSMOKER AGE 45
DEATH BENEFIT LEVEL (OPTION C)                                                             ANNUAL PREMIUM = $50,000


FOR SEPARATE ACCOUNT ELEVEN A HYPOTHETICAL GROSS ANNUAL RATE OF RETURN OF 12.00% (NET RATE OF 10.60%)



                                            ASSUMING CURRENT CHARGES                 ASSUMING GUARANTEED CHARGES
                                            ------------------------                 ---------------------------


  END                        PREMIUM       CASH                                        CASH
  OF             ANNUAL       ACCUM      SURRENDER     CASH       DEATH              SURRENDER     CASH       DEATH
 YEAR     AGE   PAYMENT       @ 5%         VALUE       VALUE     BENEFIT               VALUE       VALUE     BENEFIT
------------------------------------------------------------------------------------------------------------------------

   1      46     50,000        52,500       52,020      46,762    957,740               49,727      44,469    957,740
   2      47     50,000       107,625      106,309      99,442    957,740              101,710      94,843    957,740
   3      48     50,000       165,506      165,918     157,442    957,740              158,984     150,508    957,740
   4      49     50,000       226,282      230,076     221,504    957,740              220,639     212,067    957,740
   5      50     50,000       290,096      301,134     292,363    957,740              288,952     280,181    957,740
   6      51     50,000       357,100      377,458     370,806    980,034              362,269     355,617    957,740
   7      52     50,000       427,455      461,033     457,305  1,171,314              442,289     438,561  1,123,303
   8      53         -        448,828      502,103     502,103  1,246,671              479,083     479,083  1,189,515
   9      54         -        471,270      551,462     551,462  1,327,726              523,323     523,323  1,259,978
  10      55         -        494,833      605,830     605,830  1,414,910              571,572     571,572  1,334,901
  11      56         -        519,575      667,948     667,948  1,513,837              626,417     626,417  1,419,712
  12      57         -        545,554      736,341     736,341  1,620,157              686,220     686,220  1,509,876
  13      58         -        572,831      811,609     811,609  1,734,425              751,413     751,413  1,605,786
  14      59         -        601,473      894,494     894,494  1,857,371              822,457     822,457  1,707,791
  15      60         -        631,546      985,816     985,816  1,989,780              899,806     899,806  1,816,177
  16      61         -        663,124    1,086,061   1,086,061  2,131,807              983,954     983,954  1,931,383
  17      62         -        696,280    1,196,212   1,196,212  2,284,478            1,075,428   1,075,428  2,053,810
  18      63         -        731,094    1,317,219   1,317,219  2,448,710            1,174,749   1,174,749  2,183,859
  19      64         -        767,649    1,450,120   1,450,120  2,625,529            1,282,451   1,282,451  2,321,954
  20      65         -        806,031    1,596,042   1,596,042  2,816,104            1,399,093   1,399,093  2,468,602
  21      66         -        846,333    1,757,807   1,757,807  3,024,465            1,526,680   1,526,680  2,626,791
  22      67         -        888,649    1,935,480   1,935,480  3,249,555            1,664,807   1,664,807  2,795,111
  23      68         -        933,082    2,130,550   2,130,550  3,492,675            1,814,264   1,814,264  2,974,177
  24      69         -        979,736    2,344,644   2,344,644  3,755,275            1,975,930   1,975,930  3,164,728
  25      70         -      1,028,723    2,579,538   2,579,538  4,038,860            2,150,703   2,150,703  3,367,420
  26      71         -      1,080,159    2,837,186   2,837,186  4,345,151            2,339,411   2,339,411  3,582,808
  27      72         -      1,134,167    3,119,728   3,119,728  4,676,286            2,542,115   2,542,115  3,810,479
  28      73         -      1,190,875    3,429,513   3,429,513  5,036,239            2,760,937   2,760,937  4,054,437
  29      74         -      1,250,419    3,769,111   3,769,111  5,425,145            2,995,886   2,995,886  4,312,188
  30      75         -      1,312,940    4,141,254   4,141,254  5,847,658            3,247,702   3,247,702  4,585,918


CURRENT VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
RATES FOR THE EXACT COMBINATION OF PREMIUMS AND BENEFITS SHOWN.

GUARANTEED VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
RATES.

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE RESULTS. ACTUAL
INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON
A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATION MADE BY THE POLICY
OWNER AND THE INVESTMENT RESULTS OF THE FUNDS SELECTED. THE CASH VALUE, CASH
SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE
SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED THE RATE SHOWN ABOVE OVER A
PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR
INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY,
GENERAL AMERICAN DISTRIBUTORS, INC., THE FUNDS, OR ANY REPRESENTATIVE
THEREOF, THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE
YEAR, OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATED VALUES SHOWN ABOVE ARE AS OF THE END OF THE POLICY YEARS
INDICATED AND ASSUME ANY ADDITIONAL PREMIUMS SHOWN ARE RECEIVED ON THE
POLICY ANNIVERSARIES. ILLUSTRATED VALUES ASSUME ALL PREMIUM TAXES ARE PAID
BY THE COMPANY.

                        INDEPENDENT AUDITORS' REPORT


The Board of Directors
General American Life Insurance Company
and Contractholders of General American
Separate Account Eleven:

We have audited the statements of assets and liabilities, including the schedule of investments, of the S & P 500 Index, Money Market, Bond Index, Managed Equity, Asset Allocation, International Index, Mid-Cap Equity, Small-Cap Equity, Equity Income, Growth, Overseas, Asset Manager, High Income, Mid Cap Portfolio, Worldwide Hard Assets, Worldwide Emerging Markets, Multi-Style Equity, Core Bond, Aggressive Equity, Non-US, Income & Growth, International, Value, Bond Portfolio, Small Company Portfolio, Large Cap Value, Large Cap Growth, Small Cap Value, Small Cap Growth, International Equity, Emerging Markets Equity, Core Fixed Income, High Yield Bond, International Fixed Income, Emerging Markets Debt, Janus Mid-Cap, T. Rowe Price Large Cap Growth, T. Rowe Price Small Cap Growth, and Alger Equity Growth Divisions of General American Separate Account Eleven as of December 31, 2000, and the respective related statements of operations and changes in net assets for each of the periods in the year then ended. These financial statements are the responsibility of the management of General American Separate Account Eleven. Our responsibility is to express an opinion on these financial statements based on our audits. The statements of operations and changes in net assets for each of the years ended December 31, 1999 and 1998 were audited by other auditors whose report dated February 25, 2000 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2000 by correspondence with the distributor and depositor of the separate account. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2000 financial statements referred to above present fairly, in all material respects, the financial position of the S & P 500 Index, Money Market, Bond Index, Managed Equity, Asset Allocation, International Index, Mid-Cap Equity, Small-Cap Equity, Equity Income, Growth, Overseas, Asset Manager, High Income, Worldwide Hard Assets, Worldwide Emerging Markets, Multi-Style Equity, Core Bond, Aggressive Equity, Non-US, Income & Growth, International, Value, Bond Portfolio, Small Company Portfolio, Large Cap Value, Large Cap Growth, Small Cap Value, Small Cap Growth, International Equity, Emerging Markets Equity, Core Fixed Income, High Yield Bond, International Fixed Income, Emerging Markets Debt, Janus Mid-Cap, T. Rowe Price Large Cap Growth, T. Rowe Price Small Cap Growth, and Alger Equity Growth Fund Divisions of General American Separate Account Eleven as of December 31, 2000, the respective results of their operations and changes in their net assets for each of the periods in the year then ended, in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


St. Louis, Missouri
February 28, 2001

                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                          STATEMENTS OF ASSETS AND LIABILITIES
                                                    DECEMBER 31, 2000


                                                      S & P 500 INDEX    MONEY MARKET     BOND INDEX FUND  MANAGED EQUITY
                                                       FUND DIVISION    FUND DIVISION        DIVISION      FUND DIVISION
                                                      ---------------   --------------    ---------------  --------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                  $   65,413,477    $   13,424,726    $    7,714,431   $    6,916,937
    Fidelity VIP Fund                                              -                 -                 -                -
    Fidelity VIP Fund II                                           -                 -                 -                -
    Van Eck Worldwide Insurance Trust                              -                 -                 -                -
    Russell Insurance Fund                                         -                 -                 -                -
    American Century Variable Portfolios                           -                 -                 -                -
    J.P. Morgan Series Trust II                                    -                 -                 -                -
    SEI Insurance Products Trust                                   -                 -                 -                -
    Metropolitan Series Fund, Inc.                                 -                 -                 -                -
    New England Zenith Fund                                        -                 -                 -                -
  Dividends Receivable                                             -                 -                 -                -
  Receivable from General American Life
    Insurance Company                                         49,749           154,311                 -                -
                                                      --------------    --------------    --------------   --------------

      Total assets                                        65,463,226        13,579,037         7,714,431        6,916,937
                                                      --------------    --------------    --------------   --------------

Liabilities:
  Payable to General American Life
    Insurance Company                                              -                 -             4,463            3,209
                                                      --------------    --------------    --------------   --------------

        Total net assets                              $   65,463,226    $   13,579,037    $    7,709,968   $    6,913,728
                                                      ==============    ==============    ==============   ==============


Total units held - VUL-95                                    204,824            34,978            87,768           83,342
Total units held - VGSP                                      579,901           204,793           117,239           49,411
Total units held - VUL-100                                   681,804            74,140           134,573           81,393
Total units held - Russell VUL                                     -                 -                 -                -
Total units held - VUL-2000                                1,055,844           679,250            70,382           34,853
Total units held - JSVUL-2000                                141,124            74,762            10,302            2,385
Total units held - Destiny                                    92,113            50,450            81,596            4,049

VUL-95 Net unit value                                 $        49.28    $        19.33    $        24.44   $        36.71
VGSP Net unit value                                   $        31.98    $        14.12    $        15.07   $        25.64
VUL-100 Net unit value                                $        29.90    $        13.25    $        15.02   $        24.98
Russell VUL Net unit value                            $        12.93    $        12.25    $        10.98   $        13.69
VUL-2000 Net unit value                               $        12.93    $        11.23    $        10.98   $        13.69
JSVUL-2000 Net unit value                             $        12.93    $        11.23    $        10.98   $        13.69
Destiny Net unit value                                $        10.46    $        11.12    $        10.92   $        10.81

Cost of investments                                   $   76,560,134    $   13,917,031    $    7,773,818   $    8,608,443


See accompanying notes to the financial statements.

                                      GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                        STATEMENTS OF ASSETS AND LIABILITIES
                                                  DECEMBER 31, 2000

                                                      ASSET ALLOCATION      INTERNATIONAL INDEX       MID-CAP EQUITY
                                                       FUND DIVISION           FUND DIVISION          FUND DIVISION
                                                      ----------------      -------------------       --------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                   $   19,734,038          $   10,344,441         $    6,776,452
    Fidelity VIP Fund                                               -                       -                      -
    Fidelity VIP Fund II                                            -                       -                      -
    Van Eck Worldwide Insurance Trust                               -                       -                      -
    Russell Insurance Fund                                          -                       -                      -
    American Century Variable Portfolios                            -                       -                      -
    J.P. Morgan Series Trust II                                     -                       -                      -
    SEI Insurance Products Trust                                    -                       -                      -
    Metropolitan Series Fund, Inc.                                  -                       -                      -
    New England Zenith Fund                                         -                       -                      -
  Dividends Receivable                                              -                       -                      -
  Receivable from General American Life
    Insurance Company                                               -                       -                      -
                                                       --------------          --------------         --------------

      Total assets                                         19,734,038              10,344,441              6,776,452
                                                       --------------          --------------         --------------

Liabilities:
  Payable to General American Life
    Insurance Company                                          11,846                   5,402                 13,505
                                                       --------------          --------------         --------------

        Total net assets                               $   19,722,192          $   10,339,039         $    6,762,947
                                                       ==============          ==============         ==============


Total units held - VUL-95                                     289,668                 127,636                111,932
Total units held - VGSP                                        75,963                  80,189                107,645
Total units held - VUL-100                                    120,170                  96,222                 81,968
Total units held - Russell VUL                                      -                       -                      -
Total units held - VUL-2000                                   155,767                  48,016                 63,263
Total units held - JSVUL-2000                                  15,500                   7,053                  6,573
Total units held - Destiny                                     14,662                  13,768                      -

VUL-95 Net unit value                                  $        42.01          $        20.23         $        20.15
VGSP Net unit value                                    $        25.06          $        17.57         $        20.25
VUL-100 Net unit value                                 $        24.73          $        14.87         $        18.38
Russell VUL Net unit value                             $        14.62          $        12.38         $        11.76
VUL-2000 Net unit value                                $        14.62          $        12.38         $        11.76
JSVUL-2000 Net unit value                              $        14.62          $        12.38         $        11.76
Destiny Net unit value                                 $        11.87          $        10.33         $        10.93

Cost of investments                                    $   22,658,899          $   10,737,316         $    9,488,520




See accompanying notes to the financial statements.

                                          GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                            STATEMENTS OF ASSETS AND LIABILITIES
                                                      DECEMBER 31, 2000

                                                      SMALL-CAP EQUITY   EQUITY INCOME       GROWTH FUND    OVERSEAS FUND
                                                        FUND DIVISION    FUND DIVISION        DIVISION         DIVISION
                                                      ----------------   --------------    --------------   --------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                   $    3,552,818    $            -    $            -   $            -
    Fidelity VIP Fund                                               -        24,092,968        57,955,845       14,522,222
    Fidelity VIP Fund II                                            -                 -                 -                -
    Van Eck Worldwide Insurance Trust                               -                 -                 -                -
    Russell Insurance Fund                                          -                 -                 -                -
    American Century Variable Portfolios                            -                 -                 -                -
    J.P. Morgan Series Trust II                                     -                 -                 -                -
    SEI Insurance Products Trust                                    -                 -                 -                -
    Metropolitan Series Fund, Inc.                                  -                 -                 -                -
    New England Zenith Fund                                         -                 -                 -                -
  Dividends Receivable                                              -                 -                 -                -
  Receivable from General American Life
    Insurance Company                                               -                 -                 -                -
                                                       --------------    --------------    --------------   --------------

      Total assets                                          3,552,818        24,092,968        57,955,845       14,522,222
                                                       --------------    --------------    --------------   --------------

Liabilities:
  Payable to General American Life
    Insurance Company                                           2,416            17,245            38,222            7,492
                                                       --------------    --------------    --------------   --------------

        Total net assets                               $    3,550,402    $   24,075,723    $   57,917,623   $   14,514,730
                                                       ==============    ==============    ==============   ==============


Total units held - VUL-95                                      37,060           242,123           360,808          208,670
Total units held - VGSP                                       100,331           240,033           466,536          279,276
Total units held - VUL-100                                    101,470           304,197           507,306          149,364
Total units held - Russell VUL                                      -                 -                 -                -
Total units held - VUL-2000                                    50,894           191,538           668,705          130,367
Total units held - JSVUL-2000                                   8,936            26,389            55,049            6,586
Total units held - Destiny                                      4,723            38,172           243,971           14,084

VUL-95 Net unit value                                  $        11.81    $        27.94    $        35.86   $        21.95
VGSP Net unit value                                    $        11.88    $        28.13    $        34.02   $        19.73
VUL-100 Net unit value                                 $        11.79    $        24.14    $        31.04   $        17.08
Russell VUL Net unit value                             $        11.29    $        12.87    $        14.84   $        12.64
VUL-2000 Net unit value                                $        11.29    $        12.87    $        14.84   $        12.64
JSVUL-2000 Net unit value                              $        11.29    $        12.87    $        14.84   $        12.64
Destiny Net unit value                                 $        10.47    $        10.72    $        10.75   $        10.09

Cost of investments                                    $    3,743,186    $   22,363,880    $   55,301,839   $   15,142,188



See accompanying notes to the financial statements.

                                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                    STATEMENTS OF ASSETS AND LIABILITIES
                                              DECEMBER 31, 2000

                                                  ASSET MANAGER    HIGH INCOME FUND   MID CAP FUND
                                                  FUND DIVISION        DIVISION         DIVISION
                                                  --------------   ----------------  --------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company              $            -    $            -   $            -
    Fidelity VIP Fund                                          -         5,743,217          875,052
    Fidelity VIP Fund II                               2,813,923                 -                -
    Van Eck Worldwide Insurance Trust                          -                 -                -
    Russell Insurance Fund                                     -                 -                -
    American Century Variable Portfolios                       -                 -                -
    J.P. Morgan Series Trust II                                -                 -                -
    SEI Insurance Products Trust                               -                 -                -
    Metropolitan Series Fund, Inc.                             -                 -                -
    New England Zenith Fund                                    -                 -                -
  Dividends Receivable                                         -                 -                -
  Receivable from General American Life
    Insurance Company                                          -                 -                -
                                                  --------------    --------------   --------------

      Total assets                                     2,813,923         5,743,217          875,052
                                                  --------------    --------------   --------------

Liabilities:
  Payable to General American Life
    Insurance Company                                      1,737             3,452              415
                                                  --------------    --------------   --------------

        Total net assets                          $    2,812,186    $    5,739,765   $      874,637
                                                  ==============    ==============   ==============


Total units held - VUL-95                                 11,322            13,971            5,631
Total units held - VGSP                                   25,422           139,145           21,726
Total units held - VUL-100                                63,960           233,605            2,532
Total units held - Russell VUL                                 -                 -                -
Total units held - VUL-2000                               74,936           132,013           41,284
Total units held - JSVUL-2000                              1,313             5,282            4,946
Total units held - Destiny                                15,695            29,069                -

VUL-95 Net unit value                             $        17.34    $        11.13   $        11.47
VGSP Net unit value                               $        17.48    $        11.23   $        11.48
VUL-100 Net unit value                            $        17.29    $        11.10   $        11.47
Russell VUL Net unit value                        $        11.82    $         8.70   $        11.50
VUL-2000 Net unit value                           $        11.82    $         8.70   $        11.50
JSVUL-2000 Net unit value                         $        11.82    $         8.70   $        11.50
Destiny Net unit value                            $        10.45    $         8.02   $        11.54

Cost of investments                               $    3,000,940    $    7,263,769   $      841,143



See accompanying notes to the financial statements.

                                             GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                               STATEMENTS OF ASSETS AND LIABILITIES
                                                        DECEMBER 31, 2000

                                                       WORLDWIDE HARD         WORLDWIDE
                                                         ASSETS FUND       EMERGING MARKETS    MULTI-STYLE EQUITY  CORE BOND FUND
                                                          DIVISION          FUND DIVISION        FUND DIVISION        DIVISION
                                                      ---------------      ----------------    ------------------ ---------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                  $             -       $            -       $            -   $            -
    Fidelity VIP Fund                                               -                    -                    -                -
    Fidelity VIP Fund II                                            -                    -                    -                -
    Van Eck Worldwide Insurance Trust                         346,548            1,423,567                    -                -
    Russell Insurance Fund                                          -                    -           10,273,501        3,132,003
    American Century Variable Portfolios                            -                    -                    -                -
    J.P. Morgan Series Trust II                                     -                    -                    -                -
    SEI Insurance Products Trust                                    -                    -                    -                -
    Metropolitan Series Fund, Inc.                                  -                    -                    -                -
    New England Zenith Fund                                         -                    -                    -                -
  Dividends Receivable                                              -                    -                    -                -
  Receivable from General American Life
    Insurance Company                                               -                    -                    -                -
                                                      ---------------       --------------       --------------   --------------

      Total assets                                            346,548            1,423,567           10,273,501        3,132,003
                                                      ---------------       --------------       --------------   --------------

Liabilities:
  Payable to General American Life
    Insurance Company                                             194                  540                9,084            1,913
                                                      ---------------       --------------       --------------   --------------

        Total net assets                              $       346,354       $    1,423,027       $   10,264,417   $    3,130,090
                                                      ===============       ==============       ==============   ==============


Total units held - VUL-95                                       7,739                8,384               36,033            9,908
Total units held - VGSP                                         4,896              105,521              381,748          191,340
Total units held - VUL-100                                     17,232               13,270               50,259            9,101
Total units held - Russell VUL                                      -                    -              103,551            9,088
Total units held - VUL-2000                                     2,634               10,244               88,400           26,109
Total units held - JSVUL-2000                                     207                1,296               14,647            8,442
Total units held - Destiny                                          -               10,082                    -                -

VUL-95 Net unit value                                 $        10.30        $         9.17       $        11.08   $        11.25
VGSP Net unit value                                   $        10.38        $         9.19       $        16.61   $        12.66
VUL-100 Net unit value                                $        10.27        $         9.16       $        11.07   $        11.24
Russell VUL Net unit value                            $        13.65        $        14.11       $        16.67   $        12.63
VUL-2000 Net unit value                               $        13.65        $        14.11       $        12.04   $        10.96
JSVUL-2000 Net unit value                             $        13.65        $        14.11       $        12.04   $        10.96
Destiny Net unit value                                $        10.96        $         9.12       $            -   $            -

Cost of investments                                   $      307,782        $    1,973,735       $   11,403,559   $    3,028,260



See accompanying notes to the financial statements.

                                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                      STATEMENTS OF ASSETS AND LIABILITIES
                                                DECEMBER 31, 2000

                                                     AGGRESSIVE EQUITY        NON-US FUND       INCOME & GROWTH
                                                       FUND DIVISION           DIVISION          FUND DIVISION
                                                     -----------------      --------------      ---------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                   $            -       $            -      $            -
    Fidelity VIP Fund                                               -                    -                   -
    Fidelity VIP Fund II                                            -                    -                   -
    Van Eck Worldwide Insurance Trust                               -                    -                   -
    Russell Insurance Fund                                  4,115,846            3,131,350                   -
    American Century Variable Portfolios                            -                    -           3,701,621
    J.P. Morgan Series Trust II                                     -                    -                   -
    SEI Insurance Products Trust                                    -                    -                   -
    Metropolitan Series Fund, Inc.                                  -                    -                   -
    New England Zenith Fund                                         -                    -                   -
  Dividends Receivable                                              -                    -                   -
  Receivable from General American Life
    Insurance Company                                               -                    -                   -
                                                       --------------       --------------      --------------

      Total assets                                          4,115,846            3,131,350           3,701,621
                                                       --------------       --------------      --------------

Liabilities:
  Payable to General American Life
    Insurance Company                                           5,381                3,264                 650
                                                       --------------       --------------      --------------

        Total net assets                               $    4,110,465       $    3,128,086      $    3,700,971
                                                       ==============       ==============      ==============


Total units held - VUL-95                                      15,978                7,470              71,029
Total units held - VGSP                                       138,223              190,299              13,219
Total units held - VUL-100                                     21,400               12,292              46,605
Total units held - Russell VUL                                 70,965               10,886                   -
Total units held - VUL-2000                                    65,503               17,776             138,378
Total units held - JSVUL-2000                                   4,788                5,531               5,632
Total units held - Destiny                                          -                    -              61,496

VUL-95 Net unit value                                  $         9.40       $        11.17      $         9.85
VGSP Net unit value                                    $        13.92       $        12.99      $         9.87
VUL-100 Net unit value                                 $         9.39       $        11.16      $         9.84
Russell VUL Net unit value                             $        14.10       $        12.67      $        12.48
VUL-2000 Net unit value                                $        11.87       $        12.80      $        12.48
JSVUL-2000 Net unit value                              $        11.87       $        12.80      $        12.48
Destiny Net unit value                                 $            -       $            -      $        10.01

Cost of investments                                    $    4,293,163       $    3,392,683      $    3,985,521



See accompanying notes to the financial statements.

                                             GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                               STATEMENTS OF ASSETS AND LIABILITIES
                                                        DECEMBER 31, 2000
                                                                                                            SMALL COMPANY
                                                   INTERNATIONAL FUND      VALUE FUND      BOND PORTFOLIO   PORTFOLIO FUND
                                                        DIVISION            DIVISION       FUND DIVISION       DIVISION
                                                   ------------------    --------------    --------------   --------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                   $            -    $            -    $            -   $            -
    Fidelity VIP Fund                                               -                 -                 -                -
    Fidelity VIP Fund II                                            -                 -                 -                -
    Van Eck Worldwide Insurance Trust                               -                 -                 -                -
    Russell Insurance Fund                                          -                 -                 -                -
    American Century Variable Portfolios                    4,621,517         1,571,459                 -                -
    J.P. Morgan Series Trust II                                     -                 -         1,118,957        4,556,193
    SEI Insurance Products Trust                                    -                 -                 -                -
    Metropolitan Series Fund, Inc.                                  -                 -                 -                -
    New England Zenith Fund                                         -                 -                 -                -
  Dividends Receivable                                              -                 -                 -                -
  Receivable from General American Life
    Insurance Company                                               -                 -                 -            5,209
                                                       --------------    --------------    --------------   --------------

      Total assets                                          4,621,517         1,571,459         1,118,957        4,561,402
                                                       --------------    --------------    --------------   --------------

Liabilities:
  Payable to General American Life
    Insurance Company                                           3,099               587               346                -
                                                       --------------    --------------    --------------   --------------

        Total net assets                               $    4,618,418    $    1,570,872    $    1,118,611   $    4,561,402
                                                       ==============    ==============    ==============   ==============

Total units held - VUL-95                                      23,472             5,256               365           17,095
Total units held - VGSP                                        51,246             5,601             7,849           85,875
Total units held - VUL-100                                     37,880            12,299               453           25,585
Total units held - Russell VUL                                      -                 -                 -                -
Total units held - VUL-2000                                   169,821            26,803            59,879          115,918
Total units held - JSVUL-2000                                   4,465               821             1,154            7,088
Total units held - Destiny                                     54,583            79,932            31,514           81,960

VUL-95 Net unit value                                  $        12.72    $        10.68    $        10.79   $        12.59
VGSP Net unit value                                    $        12.75    $        10.71    $        10.81   $        12.62
VUL-100 Net unit value                                 $        12.71    $        10.67    $        10.78   $        12.58
Russell VUL Net unit value                             $        14.33    $        12.58    $        11.00   $        14.77
VUL-2000 Net unit value                                $        14.33    $        12.58    $        11.00   $        14.77
JSVUL-2000 Net unit value                              $        14.33    $        12.58    $        11.00   $        14.77
Destiny Net unit value                                 $        12.59    $        12.21    $        11.23   $        13.70

Cost of investments                                    $    5,204,874    $    1,348,783    $    1,095,720   $    5,063,483



See accompanying notes to the financial statements.

                                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                      STATEMENTS OF ASSETS AND LIABILITIES
                                               DECEMBER 31, 2000

                                                       LARGE CAP VALUE     LARGE CAP GROWTH    SMALL CAP VALUE
                                                        FUND DIVISION        FUND DIVISION      FUND DIVISION
                                                       ---------------     ----------------    ---------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                   $            -       $            -     $             -
    Fidelity VIP Fund                                               -                    -                   -
    Fidelity VIP Fund II                                            -                    -                   -
    Van Eck Worldwide Insurance Trust                               -                    -                   -
    Russell Insurance Fund                                          -                    -                   -
    American Century Variable Portfolios                            -                    -                   -
    J.P. Morgan Series Trust II                                     -                    -                   -
    SEI Insurance Products Trust                            2,908,027            1,863,905             397,994
    Metropolitan Series Fund, Inc.                                  -                    -                   -
    New England Zenith Fund                                         -                    -                   -
  Dividends Receivable                                              -                    -                   -
  Receivable from General American Life
    Insurance Company                                               -                    -                   -
                                                       --------------       --------------     ---------------

      Total assets                                          2,908,027            1,863,905             397,994
                                                       --------------       --------------     ---------------

Liabilities:
  Payable to General American Life
    Insurance Company                                          24,324               23,612               2,799
                                                       --------------       --------------     ---------------

        Total net assets                               $    2,883,703       $    1,840,293     $       395,195
                                                       ==============       ==============     ===============


Total units held - VUL-95                                      44,252               97,592               2,483
Total units held - VGSP                                       111,500               15,849              13,230
Total units held - VUL-100                                     28,877               63,396               2,321
Total units held - Russell VUL                                      -                    -                   -
Total units held - VUL-2000                                    74,653               60,537              13,874
Total units held - JSVUL-2000                                   5,702                9,444               1,097
Total units held - Destiny                                          -                    -                   -

VUL-95 Net unit value                                  $        11.01       $         7.62     $         11.80
VGSP Net unit value                                    $        10.83       $         7.14     $         12.00
VUL-100 Net unit value                                 $        11.01       $         7.62     $         11.80
Russell VUL Net unit value                             $        10.84       $         7.15     $         12.01
VUL-2000 Net unit value                                $        10.84       $         7.15     $         12.01
JSVUL-2000 Net unit value                              $        10.84       $         7.15     $         12.01
Destiny Net unit value                                 $        10.88       $         7.18     $         12.06

Cost of investments                                    $    2,713,408       $    2,295,204     $       369,856



See accompanying notes to the financial statements.

                                             GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                               STATEMENTS OF ASSETS AND LIABILITIES
                                                         DECEMBER 31, 2000

                                                                          INTERNATIONAL      EMERGING MARKETS
                                                     SMALL CAP GROWTH      EQUITY FUND         EQUITY FUND       CORE FIXED INCOME
                                                      FUND DIVISION         DIVISION             DIVISION          FUND DIVISION
                                                     ----------------     -------------      ----------------    -----------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                  $             -    $            -      $             -      $            -
    Fidelity VIP Fund                                               -                 -                    -                   -
    Fidelity VIP Fund II                                            -                 -                    -                   -
    Van Eck Worldwide Insurance Trust                               -                 -                    -                   -
    Russell Insurance Fund                                          -                 -                    -                   -
    American Century Variable Portfolios                            -                 -                    -                   -
    J.P. Morgan Series Trust II                                     -                 -                    -                   -
    SEI Insurance Products Trust                              668,253         1,792,296              631,072           5,366,796
    Metropolitan Series Fund, Inc.                                  -                 -                    -                   -
    New England Zenith Fund                                         -                 -                    -                   -
  Dividends Receivable                                              -                 -                    -              26,260
  Receivable from General American Life
    Insurance Company                                               -               733                    -                   -
                                                      ---------------    --------------      ---------------      --------------

      Total assets                                            668,253         1,793,029              631,072           5,393,056
                                                      ---------------    --------------      ---------------      --------------

Liabilities:
  Payable to General American Life
    Insurance Company                                             648                 -                8,660               2,886
                                                      ---------------    --------------      ---------------      --------------

        Total net assets                              $       667,605    $    1,793,029      $       622,412      $    5,390,170
                                                      ===============    ==============      ===============      ==============

Total units held - VUL-95                                      12,401            96,397               37,633              72,604
Total units held - VGSP                                        20,091            11,308                2,853             369,730
Total units held - VUL-100                                     14,753            67,811               20,898              33,289
Total units held - Russell VUL                                      -                 -                    -                   -
Total units held - VUL-2000                                    21,033            40,048               28,887              22,539
Total units held - JSVUL-2000                                   3,212             4,153                4,314               2,141
Total units held - Destiny                                          -                 -                    -                   -

VUL-95 Net unit value                                 $          9.69    $         8.29      $          6.89      $        10.87
VGSP Net unit value                                   $          9.12    $         7.78      $          6.08      $        10.75
VUL-100 Net unit value                                $          9.68    $         8.29      $          6.89      $        10.87
Russell VUL Net unit value                            $          9.13    $         7.79      $          6.08      $        10.76
VUL-2000 Net unit value                               $          9.13    $         7.79      $          6.08      $        10.76
JSVUL-2000 Net unit value                             $          9.13    $         7.79      $          6.08      $        10.76
Destiny Net unit value                                $          9.17    $         7.82      $          6.11      $        10.80

Cost of investments                                   $       708,289    $    2,047,102      $       773,706      $    5,229,753



See accompanying notes to the financial statements.


                                      GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                        STATEMENTS OF ASSETS AND LIABILITIES
                                                 DECEMBER 31, 2000

                                                                           INTERNATIONAL FIXED
                                                      HIGH YIELD BOND          INCOME FUND        EMERGING MARKETS
                                                       FUND DIVISION            DIVISION         DEBT FUND DIVISION
                                                      ---------------      -------------------   ------------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                  $             -        $             -      $             -
    Fidelity VIP Fund                                               -                      -                    -
    Fidelity VIP Fund II                                            -                      -                    -
    Van Eck Worldwide Insurance Trust                               -                      -                    -
    Russell Insurance Fund                                          -                      -                    -
    American Century Variable Portfolios                            -                      -                    -
    J.P. Morgan Series Trust II                                     -                      -                    -
    SEI Insurance Products Trust                              381,768                617,091              184,795
    Metropolitan Series Fund, Inc.                                  -                      -                    -
    New England Zenith Fund                                         -                      -                    -
  Dividends Receivable                                          3,516                      -                    -
  Receivable from General American Life
    Insurance Company                                               -                      -                    -
                                                      ---------------        ---------------      ---------------

      Total assets                                            385,284                617,091              184,795
                                                      ---------------        ---------------      ---------------

Liabilities:
  Payable to General American Life
    Insurance Company                                             282                    331                  103
                                                      ---------------        ---------------      ---------------

        Total net assets                              $       385,002        $       616,760      $       184,692
                                                      ===============        ===============      ===============


Total units held - VUL-95                                       9,694                  1,116                  410
Total units held - VGSP                                         5,261                 56,886               12,451
Total units held - VUL-100                                     11,009                     55                1,296
Total units held - Russell VUL                                      -                      -                    -
Total units held - VUL-2000                                    12,685                  4,053                2,639
Total units held - JSVUL-2000                                     767                    335                  544
Total units held - Destiny                                          -                      -                    -

VUL-95 Net unit value                                 $          9.75        $         10.21      $         10.79
VGSP Net unit value                                   $          9.78        $          9.87      $         10.63
VUL-100 Net unit value                                $          9.75        $         10.21      $         10.79
Russell VUL Net unit value                            $          9.79        $          9.88      $         10.65
VUL-2000 Net unit value                               $          9.79        $          9.88      $         10.65
JSVUL-2000 Net unit value                             $          9.79        $          9.88      $         10.65
Destiny Net unit value                                $          9.83        $          9.92      $         10.69

Cost of investments                                   $       395,188        $       576,667      $       195,645



See accompanying notes to the financial statements.


                                             GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                               STATEMENTS OF ASSETS AND LIABILITIES
                                                         DECEMBER 31, 2000

                                                                        T. ROWE PRICE        T. ROWE PRICE
                                                     JANUS MID-CAP     LARGE CAP GROWTH     SMALL CAP GROWTH        ALGER EQUITY
                                                     FUND DIVISION      FUND DIVISION        FUND DIVISION         GROWTH SERIES
                                                    --------------     ----------------     ----------------       -------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                $            -       $            -      $             -      $            -
    Fidelity VIP Fund                                            -                    -                    -                   -
    Fidelity VIP Fund II                                         -                    -                    -                   -
    Van Eck Worldwide Insurance Trust                            -                    -                    -                   -
    Russell Insurance Fund                                       -                    -                    -                   -
    American Century Variable Portfolios                         -                    -                    -                   -
    J.P. Morgan Series Trust II                                  -                    -                    -                   -
    SEI Insurance Products Trust                                 -                    -                    -                   -
    Metropolitan Series Fund, Inc.                       3,345,872            1,066,539              625,452                   -
    New England Zenith Fund                                      -                    -                    -           1,732,209
  Dividends Receivable                                           -                    -                    -                   -
  Receivable from General American Life
    Insurance Company                                          527                1,569                    -               1,037
                                                    --------------       --------------      ---------------      --------------

      Total assets                                       3,346,399            1,068,108              625,452           1,733,246
                                                    --------------       --------------      ---------------      --------------

Liabilities:
  Payable to General American Life
    Insurance Company                                            -                    -                  147                   -
                                                    --------------       --------------      ---------------      --------------

        Total net assets                            $    3,346,399       $    1,068,108      $       625,305      $    1,733,246
                                                    ==============       ==============      ===============      ==============


Total units held - VUL-95                                   81,813               10,279                3,658              35,760
Total units held - VGSP                                    159,068               81,957               44,603             104,487
Total units held - VUL-100                                  70,679                9,243                1,917              31,988
Total units held - Russell VUL                                   -                    -                    -                   -
Total units held - VUL-2000                                129,797               10,893               18,677              38,627
Total units held - JSVUL-2000                                6,441                  378                1,872                 726
Total units held - Destiny                                       -                    -                    -                   -

VUL-95 Net unit value                               $         7.47       $         9.46      $          8.83      $         8.18
VGSP Net unit value                                 $         7.47       $         9.47      $          8.84      $         8.19
VUL-100 Net unit value                              $         7.46       $         9.46      $          8.83      $         8.18
Russell VUL Net unit value                          $         7.48       $         9.48      $          8.85      $         8.20
VUL-2000 Net unit value                             $         7.48       $         9.48      $          8.85      $         8.20
JSVUL-2000 Net unit value                           $         7.48       $         9.48      $          8.85      $         8.20
Destiny Net unit value                              $         7.51       $         9.52      $          8.88      $         8.23

Cost of investments                                 $    4,460,679       $    1,187,373      $       662,003      $    1,994,005




See accompanying notes to the financial statements.

                                              GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                       STATEMENT OF OPERATIONS
                                            YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                       S & P 500 INDEX FUND DIVISION              MONEY MARKET FUND DIVISION
                                                ------------------------------------------    ------------------------------------
                                                     2000           1999          1998            2000        1999        1998
                                                ------------------------------------------    ------------------------------------
Investment income (See Note 2C):
 Dividend Income                                $          -   $          -   $          -    $        -   $        -  $         -

Expenses:
 Mortality and expense charges - VUL-95             (100,270)      (101,368)       (81,198)       (6,513)      (7,041)      (6,050)
 Mortality and expense charges - VGSP               (134,260)      (127,636)       (75,004)      (19,879)     (24,057)     (23,497)
 Mortality and expense charges - VUL-100            (194,760)      (161,227)       (89,773)       (9,214)     (13,766)     (15,324)
 Mortality and expense charges - Russell VUL               -              -              -             -            -         (183)
 Mortality and expense charges - VUL-2000            (55,386)       (12,586)           (50)      (26,116)     (13,814)        (465)
 Mortality and expense charges - JSVUL-2000           (8,283)        (1,944)             -        (2,039)      (1,371)         (85)
 Mortality and expense charges - Seed Money                -              -              -             -            -            -
 Mortality and expense charges - Destiny                   -              -              -             -            -            -
                                                ------------------------------------------    ------------------------------------
  Total expenses                                    (492,959)      (404,761)      (246,025)      (63,761)     (60,049)     (45,604)
                                                ------------------------------------------    ------------------------------------

Net investment income (expense)                     (492,959)      (404,761)      (246,025)      (63,761)     (60,049)     (45,604)
                                                ------------------------------------------    ------------------------------------

Net realized gain on investments:
 Realized gain from distributions                 14,676,037      3,826,572      2,339,803       776,924      501,472      263,305
 Realized gain (loss) on sales                     2,585,415      2,194,234        802,928        45,553       46,905      172,314
                                                ------------------------------------------    ------------------------------------

   Net realized gain (loss) on investments:       17,261,452      6,020,806      3,142,731       822,477      548,377      435,619
                                                ------------------------------------------    ------------------------------------
Net unrealized gain (loss) on investments:
 Unrealized gain (loss) on investments,
  beginning of period                             12,073,799      8,332,257      3,509,114      (292,325)    (183,578)     (72,985)
 Unrealized gain (loss) on investments,
  end of period                                  (11,146,657)    12,073,799      8,332,257      (492,305)    (292,325)    (183,578)
                                                ------------------------------------------   -------------------------------------

   Net unrealized gain (loss) on investments     (23,220,456)     3,741,542      4,823,143      (199,980)    (108,747)    (110,593)
                                                ------------------------------------------    ------------------------------------

     Net gain (loss) on investments               (5,959,004)     9,762,348      7,965,874       622,497      439,630      325,026
                                                ------------------------------------------    ------------------------------------

Net increase (decrease) in net assets
 resulting from operations                      $ (6,451,963)  $  9,357,587   $  7,719,849    $  558,736   $  379,581  $   279,422
                                                ==========================================    ====================================


See accompanying notes to the financial statements.


                                             GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                      STATEMENT OF OPERATIONS
                                           YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                             BOND INDEX FUND DIVISION              MANAGED EQUITY FUND DIVISION
                                                     --------------------------------------    ------------------------------------
                                                         2000         1999          1998           2000         1999        1998
                                                     --------------------------------------    ------------------------------------
Investment income (See Note 2C):
 Dividend Income                                     $         -   $        -   $         -    $         -   $       -   $        -

Expenses:
 Mortality and expense charges - VUL-95                  (20,070)     (21,090)      (19,385)       (25,029)    (26,939)     (23,907)
 Mortality and expense charges - VGSP                     (9,793)      (7,750)       (5,292)        (7,816)     (6,933)     (10,512)
 Mortality and expense charges - VUL-100                 (17,803)     (17,629)       (8,452)       (17,703)    (16,278)      (5,764)
 Mortality and expense charges - Russell VUL                   -            -             -              -           -            -
 Mortality and expense charges - VUL-2000                 (3,620)      (2,506)           (1)        (1,961)       (485)          (4)
 Mortality and expense charges - JSVUL-2000                 (467)        (112)            -           (127)        (39)           -
 Mortality and expense charges - Seed Money                    -            -             -              -           -            -
 Mortality and expense charges - Destiny                       -            -             -              -           -            -
                                                     --------------------------------------    ------------------------------------
   Total expenses                                        (51,753)     (49,087)      (33,130)       (52,636)    (50,674)     (40,187)
                                                     --------------------------------------    ------------------------------------

Net investment income (expense)                          (51,753)     (49,087)      (33,130)       (52,636)    (50,674)     (40,187)
                                                     --------------------------------------    ------------------------------------

Net realized gain on investments:
 Realized gain from distributions                        400,130      370,745       251,095      2,416,109     302,748      629,297
 Realized gain (loss) on sales                             2,144      (13,113)       20,497        190,926     169,830       71,424
                                                     --------------------------------------    ------------------------------------

    Net realized gain (loss) on investments:             402,274      357,632       271,592      2,607,035     472,578      700,721
                                                     --------------------------------------    ------------------------------------

Net unrealized gain (loss) on investments:
 Unrealized gain (loss) on investments,
  beginning of period                                   (448,862)      79,646        15,812        110,752     436,496      485,000
 Unrealized gain (loss) on investments,
  end of period                                          (59,387)    (448,862)       79,646     (1,691,506)    110,752      436,496
                                                     --------------------------------------    ------------------------------------

    Net unrealized gain (loss) on investments            389,475     (528,508)       63,834     (1,802,258)   (325,744)     (48,504)
                                                     --------------------------------------    ------------------------------------

     Net gain (loss) on investments                      791,749     (170,876)      335,426        804,777     146,834      652,217
                                                     --------------------------------------    ------------------------------------
Net increase (decrease) in net assets
 resulting from operations                           $   739,996   $ (219,963)  $   302,296    $   752,141   $  96,160   $  612,030
                                                     ======================================    ====================================


See accompanying notes to the financial statements.

                                              GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                       STATEMENT OF OPERATIONS
                                            YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                        ASSET ALLOCATION FUND DIVISION          INTERNATIONAL INDEX FUND DIVISION
                                                    --------------------------------------  ---------------------------------------
                                                        2000         1999          1998         2000         1999           1998
                                                    --------------------------------------  ---------------------------------------
Investment income (See Note 2C):
 Dividend Income                                    $         -  $         -   $         -  $         -   $         -   $         -

Expenses:
 Mortality and expense charges - VUL-95                (109,164)     (93,831)      (75,604)     (28,698)      (29,351)      (25,562)
 Mortality and expense charges - VGSP                   (14,035)     (14,195)       (9,318)     (10,670)       (9,868)       (8,370)
 Mortality and expense charges - VUL-100                (27,837)     (20,890)      (12,005)     (16,348)      (16,070)      (11,491)
 Mortality and expense charges - Russell VUL                  -            -             -                          -             -
 Mortality and expense charges - VUL-2000                (9,033)      (1,724)           (2)      (2,650)         (531)           (3)
 Mortality and expense charges - JSVUL-2000              (1,007)        (167)            -         (452)          (83)            -
 Mortality and expense charges - Seed Money                   -            -             -      (37,773)      (34,396)      (29,672)
 Mortality and expense charges - Destiny                      -            -             -            -             -             -
                                                    --------------------------------------  ---------------------------------------
    Total expenses                                     (161,076)    (130,807)      (96,929)     (96,591)      (90,299)      (75,098)
                                                    --------------------------------------  ---------------------------------------

Net investment income (expense)                        (161,076)    (130,807)      (96,929)     (96,591)      (90,299)      (75,098)
                                                    --------------------------------------  ---------------------------------------

Net realized gain on investments:
 Realized gain from distributions                     6,903,265      287,031     1,145,796    1,771,145       164,897       120,664
 Realized gain (loss) on sales                          955,801      804,253       230,635      523,080       295,829       220,991
                                                    --------------------------------------  ---------------------------------------

     Net realized gain (loss) on investments:         7,859,066    1,091,284     1,376,431    2,294,225       460,726       341,655
                                                    --------------------------------------  ---------------------------------------

Net unrealized gain (loss) on investments:
 Unrealized gain (loss) on investments,
  beginning of period                                 4,658,326    2,336,704     1,762,536    3,766,663     1,297,560        69,016
 Unrealized gain (loss) on investments,
  end of period                                      (2,924,861)   4,658,326     2,336,704     (392,875)    3,766,663     1,297,560
                                                    --------------------------------------  ---------------------------------------

      Net unrealized gain (loss) on investments      (7,583,187)   2,321,622       574,168   (4,159,538)    2,469,103     1,228,544
                                                    --------------------------------------  ---------------------------------------

        Net gain (loss) on investments                  275,879    3,412,906     1,950,599   (1,865,313)    2,929,829     1,570,199
                                                    --------------------------------------  ---------------------------------------

Net increase (decrease) in net assets
 resulting from operations                          $   114,803  $ 3,282,099   $ 1,853,670  $(1,961,904)  $ 2,839,530   $ 1,495,101
                                                    ======================================  =======================================


See accompanying notes to the financial statements.

                                              GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                       STATEMENT OF OPERATIONS
                                            YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                                          MID-CAP EQUITY FUND DIVISION           SMALL-CAP EQUITY FUND DIVISION
                                                     -------------------------------------    ------------------------------------
                                                         2000         1999         1998          2000         1999         1998
                                                     -------------------------------------    ------------------------------------
Investment income (See Note 2C):
 Dividend Income                                     $         -   $        -   $        -    $        -   $        -   $        -

Expenses:
 Mortality and expense charges - VUL-95                  (28,446)     (28,421)     (29,781)       (4,329)      (4,815)      (4,514)
 Mortality and expense charges - VGSP                    (17,621)     (13,677)     (13,465)       (7,513)      (6,607)      (4,623)
 Mortality and expense charges - VUL-100                 (17,279)     (14,697)     (11,694)       (9,213)      (8,869)      (5,535)
 Mortality and expense charges - Russell VUL                   -            -            -             -            -            -
 Mortality and expense charges - VUL-2000                 (3,279)        (524)          (2)       (2,340)        (674)          (2)
 Mortality and expense charges - JSVUL-2000                 (388)        (108)          (2)         (420)        (173)          (2)
 Mortality and expense charges - Seed Money                    -            -            -             -            -            -
 Mortality and expense charges - Destiny                       -            -            -             -            -            -
                                                     -------------------------------------    ------------------------------------
   Total expenses                                        (67,013)     (57,427)     (54,944)      (23,815)     (21,138)     (14,676)
                                                     -------------------------------------    ------------------------------------

Net investment income (expense)                          (67,013)     (57,427)     (54,944)      (23,815)     (21,138)     (14,676)
                                                     -------------------------------------    ------------------------------------

Net realized gain on investments:
 Realized gain from distributions                      2,473,629       16,722      208,897       208,782      116,957      112,685
 Realized gain (loss) on sales                           577,510      239,296      192,934      (225,132)    (200,146)     (67,010)
                                                     -------------------------------------    ------------------------------------

    Net realized gain (loss) on investments:           3,051,139      256,018      401,831       (16,350)     (83,189)      45,675
                                                     -------------------------------------    ------------------------------------

Net unrealized gain (loss) on investments:
 Unrealized gain (loss) on investments,
  beginning of period                                  1,140,498      389,305      969,578      (439,908)    (414,321)    (133,375)
 Unrealized gain (loss) on investments,
  end of period                                       (2,712,068)   1,140,498      389,305      (190,367)    (439,908)    (414,321)
                                                     -------------------------------------    ------------------------------------

    Net unrealized gain (loss) on investments         (3,852,566)     751,193     (580,273)      249,541      (25,587)    (280,946)
                                                     -------------------------------------    ------------------------------------

       Net gain (loss) on investments                   (801,427)   1,007,211     (178,442)      233,191     (108,776)    (235,271)
                                                     -------------------------------------    ------------------------------------

Net increase (decrease) in net assets
 resulting from operations                           $  (868,440)  $  949,784   $ (233,386)   $  209,376   $ (129,914)  $ (249,947)
                                                     =====================================    ====================================

See accompanying notes to the financial statements.

                                              GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                       STATEMENT OF OPERATIONS
                                            YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                       EQUITY INCOME FUND DIVISION                   GROWTH FUND DIVISION
                                                 --------------------------------------    ----------------------------------------
                                                     2000          1999         1998           2000          1999           1998
                                                 --------------------------------------    ----------------------------------------
Investment income (See Note 2C):
 Dividend Income                                 $   405,669   $   314,148  $   247,254    $     62,273  $     64,208   $   116,859

Expenses:
 Mortality and expense charges - VUL-95              (59,332)      (66,672)     (59,688)       (133,600)     (114,678)      (86,045)
 Mortality and expense charges - VGSP                (62,170)      (54,738)     (42,329)       (166,221)      (93,832)      (56,854)
 Mortality and expense charges - VUL-100             (47,846)      (63,116)     (63,128)       (121,030)     (132,573)      (84,948)
 Mortality and expense charges - Russell VUL               -             -            -               -             -             -
 Mortality and expense charges - VUL-2000            (10,309)       (3,380)          (9)        (39,708)       (6,291)          (12)
 Mortality and expense charges - JSVUL-2000           (1,269)         (250)          (2)         (3,833)         (559)            -
 Mortality and expense charges - Seed Money                -             -            -               -             -             -
 Mortality and expense charges - Destiny                   -             -            -               -             -             -
                                                 --------------------------------------    ----------------------------------------
   Total expenses                                   (180,926)     (188,156)    (165,156)       (464,392)     (347,933)     (227,859)
                                                 --------------------------------------    ----------------------------------------

Net investment income (expense)                      224,743       125,992       82,098        (402,119)     (283,725)     (111,000)
                                                 --------------------------------------    ----------------------------------------

Net realized gain on investments:
 Realized gain from distributions                  1,528,337       694,432      879,933       6,196,177     4,037,056     3,056,780
 Realized gain (loss) on sales                       760,990       803,421    1,352,865       2,588,618     1,981,320     1,016,065
                                                 --------------------------------------    ----------------------------------------

    Net realized gain (loss) on investments:       2,289,327     1,497,853    2,232,798       8,784,795     6,018,376     4,072,845
                                                 --------------------------------------    ----------------------------------------

Net unrealized gain (loss) on investments:
 Unrealized gain (loss) on investments,
  beginning of period                              2,561,251     3,031,759    3,330,524      18,619,738    10,185,551     4,728,383
 Unrealized gain (loss) on investments,
  end of period                                    1,729,089     2,561,251    3,031,759       2,654,006    18,619,738    10,185,551
                                                 --------------------------------------    ----------------------------------------

    Net unrealized gain (loss) on investments       (832,162)     (470,508)    (298,765)    (15,965,732)    8,434,187     5,457,168
                                                 --------------------------------------    ----------------------------------------

       Net gain (loss) on investments              1,457,165     1,027,345    1,934,033      (7,180,937)   14,452,563     9,530,013
                                                 --------------------------------------    ----------------------------------------
Net increase (decrease) in net assets
 resulting from operations                       $ 1,681,908   $ 1,153,337  $ 2,016,131    $ (7,583,056) $ 14,168,838   $ 9,419,013
                                                 ======================================    ========================================

See accompanying notes to the financial statements.


                                              GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                       STATEMENT OF OPERATIONS
                                            YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                              OVERSEAS FUND DIVISION                ASSET MANAGER FUND DIVISION
                                                     ---------------------------------------   ------------------------------------
                                                         2000           1999         1998         2000         1999         1998
                                                     ---------------------------------------   ------------------------------------
Investment income (See Note 2C):
 Dividend Income                                     $    215,081   $   155,887   $  163,318   $   76,446   $   41,846   $   21,154

Expenses:
 Mortality and expense charges - VUL-95                   (49,279)      (44,402)     (38,993)      (1,718)      (1,503)        (806)
 Mortality and expense charges - VGSP                     (24,246)      (25,313)     (20,879)     (10,160)      (2,528)      (1,194)
 Mortality and expense charges - VUL-100                  (37,394)      (19,996)     (15,142)      (3,058)      (9,469)      (5,819)
 Mortality and expense charges - Russell VUL                    -             -            -            -            -            -
 Mortality and expense charges - VUL-2000                  (6,381)       (1,027)          (1)      (3,963)      (1,934)          (4)
 Mortality and expense charges - JSVUL-2000                  (374)         (102)          (2)         (20)          (4)           -
 Mortality and expense charges - Seed Money                     -             -            -            -            -            -
 Mortality and expense charges - Destiny                        -             -            -            -            -            -
                                                     ---------------------------------------   ------------------------------------
   Total expenses                                        (117,674)      (90,840)     (75,017)     (18,919)     (15,438)      (7,823)
                                                     ---------------------------------------   ------------------------------------

Net investment income (expense)                            97,407        65,047       88,301       57,527       26,408       13,331
                                                     ---------------------------------------   ------------------------------------

Net realized gain on investments:
 Realized gain from distributions                       1,354,432       251,431      481,359      180,102       53,005       63,464
 Realized gain (loss) on sales                            466,998       344,512      205,251       (2,259)      31,755       11,108
                                                     ---------------------------------------   ------------------------------------

    Net realized gain (loss) on investments:            1,821,430       595,943      686,610      177,843       84,760       74,572
                                                     ---------------------------------------   ------------------------------------

Net unrealized gain (loss) on investments:
 Unrealized gain (loss) on investments,
  beginning of period                                   4,550,473       898,037      701,980      178,795       93,508       54,259
 Unrealized gain (loss) on investments,
  end of period                                          (619,966)    4,550,473      898,037     (187,017)     178,795       93,508
                                                     ---------------------------------------   ------------------------------------

    Net unrealized gain (loss) on investment           (5,170,439)    3,652,436      196,057     (365,812)      85,287       39,249
                                                     ---------------------------------------   ------------------------------------

       Net gain (loss) on investments                  (3,349,009)    4,248,379      882,667     (187,969)     170,047      113,821
                                                     ---------------------------------------   ------------------------------------

Net increase (decrease) in net assets
 resulting from operations                           $ (3,251,602)  $ 4,313,426   $  970,968   $ (130,442)  $  196,455   $  127,152
                                                     =======================================   ====================================

See accompanying notes to the financial statements.

                                       GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                STATEMENT OF OPERATIONS

                                                                                                        FOR THE PERIOD
                                                                                                         MAY 1, 2000
                                                                                                        (INCEPTION) TO
                                                      YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998     DECEMBER 31, 2000

                                                               HIGH INCOME FUND DIVISION             MID CAP FUND DIVISION
                                                      --------------------------------------------   ---------------------
                                                           2000           1999           1998                2000
                                                      --------------------------------------------   ---------------------
Investment income (See Note 2C):
 Dividend Income                                      $     297,498   $    282,249   $    162,896      $         3,443

Expenses:
 Mortality and expense charges - VUL-95                      (1,507)        (2,058)        (2,432)                (177)
 Mortality and expense charges - VGSP                       (25,184)        (6,873)        (7,426)                 (53)
 Mortality and expense charges - VUL-100                     (6,733)       (19,402)       (10,806)                (501)
 Mortality and expense charges - Russell VUL                      -              -              -                    -
 Mortality and expense charges - VUL-2000                    (4,938)          (938)            (3)                (553)
 Mortality and expense charges - JSVUL-2000                    (491)          (284)            (2)                (101)
 Mortality and expense charges - Seed Money                       -              -              -                    -
 Mortality and expense charges - Destiny                          -              -              -                    -
                                                      -------------------------------------------      ---------------
   Total expenses                                           (38,853)       (29,555)       (20,669)              (1,385)
                                                      -------------------------------------------      ---------------

Net investment income (expense)                             258,645        252,694        142,227                2,058
                                                      -------------------------------------------      ---------------

Net realized gain on investments:
 Realized gain from distributions                                 -         10,551        103,507                    -
 Realized gain (loss) on sales                             (153,890)      (195,235)        17,158                1,905
                                                      -------------------------------------------      ---------------

    Net realized gain (loss) on investments:               (153,890)      (184,684)       120,665                1,905
                                                      -------------------------------------------      ---------------

Net unrealized gain (loss) on investments:
 Unrealized gain (loss) on investments,
  beginning of period                                       (27,408)      (198,858)       220,773                    -
 Unrealized gain (loss) on investments,
  end of period                                          (1,520,552)       (27,408)      (198,858)              33,908
                                                      -------------------------------------------      ---------------

    Net unrealized gain (loss) on investments            (1,493,144)       171,450       (419,631)              33,908
                                                      -------------------------------------------      ---------------

        Net gain (loss) on investments                   (1,647,034)       (13,234)      (298,966)              35,813
                                                      -------------------------------------------      ---------------

Net increase (decrease) in net assets
 resulting from operations                            $  (1,388,389)  $    239,460   $   (156,739)     $        37,871
                                                      ===========================================      ===============


See accompanying notes to the financial statements.


                                             GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                     STATEMENT OF OPERATIONS
                                           YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                      WORLDWIDE HARD ASSETS FUND DIVISION  WORLDWIDE EMERGING MARKETS FUND DIVISION
                                                      -----------------------------------  ----------------------------------------
                                                         2000        1999        1998             2000       1999        1998
                                                      -----------------------------------  ----------------------------------------
Investment income (See Note 2C):
 Dividend Income                                       $  3,521   $   3,217   $   1,564        $    -      $       -   $      -

Expenses:
 Mortality and expense charges - VUL-95                    (744)       (722)       (759)            (855)        (32)         -
 Mortality and expense charges - VGSP                    (1,449)       (316)       (180)          (1,156)        (88)         -
 Mortality and expense charges - VUL-100                   (471)     (1,242)     (1,123)          (4,825)       (340)         -
 Mortality and expense charges - Russell VUL                  -           -           -                -           -          -
 Mortality and expense charges - VUL-2000                  (147)        (23)          -             (666)       (115)        (2)
 Mortality and expense charges - JSVUL-2000                 (10)          -           -              (70)         (8)         -
 Mortality and expense charges - Seed Money                   -           -           -                -           -          -
 Mortality and expense charges - Destiny                      -           -           -                -           -          -
                                                       --------------------------------        --------------------------------
   Total expenses                                        (2,821)     (2,303)     (2,062)          (7,572)       (583)        (2)
                                                       --------------------------------        --------------------------------

Net investment income (expense)                             700         914        (498)          (7,572)       (583)        (2)
                                                       --------------------------------        --------------------------------
Net realized gain on investments:
 Realized gain from distributions                             -           -      38,415                -           -          -
 Realized gain (loss) on sales                          (32,872)    (40,905)    (23,214)         (86,751)     29,159          -
                                                       --------------------------------        --------------------------------

    Net realized gain (loss) on investments:            (32,872)    (40,905)     15,201          (86,751)     29,159          -
                                                       --------------------------------        --------------------------------

Net unrealized gain (loss) on investments:
 Unrealized gain (loss) on investments,
  beginning of period                                   (28,094)   (115,608)    (10,760)          44,010         143          -
 Unrealized gain (loss) on investments,
  end of period                                          38,766     (28,094)   (115,608)        (550,168)     44,010        143
                                                       --------------------------------        --------------------------------

    Net unrealized gain (loss) on investments            66,860      87,514    (104,848)        (594,178)     43,867        143
                                                       --------------------------------        --------------------------------

       Net gain (loss) on investments                    33,988      46,609     (89,647)        (680,929)     73,026        143
                                                       --------------------------------        --------------------------------

Net increase (decrease) in net assets
 resulting from operations                             $ 34,688   $  47,523   $ (90,145)       $(688,501)  $  72,443   $    141
                                                       ================================        ================================

See accompanying notes to the financial statements.

                                              GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                       STATEMENT OF OPERATIONS
                                            YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                                         MULTI-STYLE EQUITY FUND DIVISION             CORE BOND FUND DIVISION
                                                     ----------------------------------------    ----------------------------------
                                                         2000         1999          1998            2000       1999        1998
                                                     ----------------------------------------    ----------------------------------
Investment income (See Note 2C):
 Dividend Income                                     $    74,081   $   104,649   $    34,444     $ 445,197   $ 476,170   $ 157,233

Expenses:
 Mortality and expense charges - VUL-95                   (4,443)       (3,542)         (344)         (841)       (500)        (84)
 Mortality and expense charges - VGSP                     (4,925)      (65,628)      (27,236)         (784)    (36,113)    (17,465)
 Mortality and expense charges - VUL-100                 (68,753)       (3,741)         (164)      (49,424)     (1,424)        (20)
 Mortality and expense charges - Russell VUL             (12,156)      (19,658)      (12,992)       (2,132)     (8,800)     (6,579)
 Mortality and expense charges - VUL-2000                 (5,634)       (1,847)          (20)       (1,657)     (1,426)         (2)
 Mortality and expense charges - JSVUL-2000                 (784)         (282)           (4)         (430)       (118)         (2)
 Mortality and expense charges - Seed Money                    -             -             -             -           -           -
 Mortality and expense charges - Destiny                       -             -             -             -           -           -
                                                     ---------------------------------------     ---------------------------------
  Total expenses                                         (96,695)      (94,698)      (40,760)      (55,268)    (48,381)    (24,152)
                                                     ---------------------------------------     ---------------------------------

Net investment income (expense)                          (22,614)        9,951        (6,316)      389,929     427,789     133,081
                                                     ---------------------------------------     ---------------------------------

Net realized gain on investments:
 Realized gain from distributions                        513,373     1,357,954        72,664             -     292,845       8,034
 Realized gain (loss) on sales                           934,300       281,283        66,462      (472,084)    (62,678)     27,645
                                                     ---------------------------------------     ---------------------------------

    Net realized gain (loss) on investments:           1,447,673     1,639,237       139,126      (472,084)    230,167      35,679
                                                     ---------------------------------------     ---------------------------------

Net unrealized gain (loss) on investments:
 Unrealized gain (loss) on investments,
  beginning of period                                  2,118,228     1,504,566         1,553      (651,116)     99,544      27,482
 Unrealized gain (loss) on investments,
  end of period                                       (1,130,058)    2,118,228     1,504,566       103,744    (651,116)     99,544
                                                     ---------------------------------------     ---------------------------------

    Net unrealized gain (loss) on investments         (3,248,286)      613,662     1,503,013       754,860    (750,660)     72,062
                                                     ---------------------------------------     ---------------------------------

        Net gain (loss) on investments                (1,800,613)    2,252,899     1,642,139       282,776    (520,493)    107,741
                                                     ---------------------------------------     ---------------------------------
Net increase (decrease) in net assets
 resulting from operations                           $(1,823,227)  $ 2,262,850   $ 1,635,823     $ 672,705   $ (92,704)  $ 240,822
                                                     =======================================     =================================

See accompanying notes to the financial statements.


                                             GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                      STATEMENT OF OPERATIONS
                                           YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                      AGGRESSIVE EQUITY FUND DIVISION               NON-US FUND DIVISION
                                                     ---------------------------------     -------------------------------------
                                                        2000        1999        1998           2000         1999          1998
                                                     ---------------------------------     -------------------------------------
Investment income (See Note 2C):
  Dividend Income                                    $  15,814   $  13,632   $   3,204     $     4,604   $    75,751   $  18,758

Expenses:
  Mortality and expense charges - VUL-95                (1,693)     (1,191)       (233)         (1,312)       (1,218)       (207)
  Mortality and expense charges - VGSP                  (1,594)    (15,730)     (9,648)         (1,215)      (16,258)     (9,418)
  Mortality and expense charges - VUL-100              (17,541)       (891)        (47)        (19,212)       (1,045)        (21)
  Mortality and expense charges - Russell VUL           (5,921)     (6,519)     (5,729)         (2,387)       (5,664)     (3,734)
  Mortality and expense charges - VUL-2000              (3,337)     (1,111)        (18)         (1,255)         (458)         (3)
  Mortality and expense charges - JSVUL-2000              (266)        (84)          -            (297)          (98)         (2)
  Mortality and expense charges - Seed Money                 -           -           -               -             -           -
  Mortality and expense charges - Destiny                    -           -           -               -             -           -
                                                     ---------------------------------     -------------------------------------
    Total expenses                                     (30,352)    (25,526)    (15,675)        (25,678)      (24,741)    (13,385)
                                                     ---------------------------------     -------------------------------------

Net investment income (expense)                        (14,538)    (11,894)    (12,471)        (21,074)       51,010       5,373
                                                     ---------------------------------     -------------------------------------

Net realized gain on investments:
  Realized gain from distributions                     472,086      21,933     103,600         286,885       104,370       5,331
  Realized gain (loss) on sales                        (38,895)    (47,751)    (61,039)        488,585       109,735     (18,787)
                                                     ---------------------------------     -------------------------------------

     Net realized gain (loss) on investments:          433,191     (25,818)     42,561         775,470       214,105     (13,456)
                                                     ---------------------------------     -------------------------------------

Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
   beginning of period                                 318,975     (22,415)     23,627       1,132,570       160,666     (57,317)
  Unrealized gain (loss) on investments,
   end of period                                      (177,317)    318,975     (22,415)       (261,333)    1,132,570     160,666
                                                     ---------------------------------     -------------------------------------

     Net unrealized gain (loss) on investments        (496,292)    341,390     (46,042)     (1,393,903)      971,904     217,983
                                                     ---------------------------------     -------------------------------------

        Net gain (loss) on investments                 (63,101)    315,572      (3,481)       (618,433)    1,186,009     204,527
                                                     ---------------------------------     -------------------------------------

Net increase (decrease) in net assets
 resulting from operations                           $ (77,639)  $ 303,678   $ (15,952)    $  (639,507)  $ 1,237,019   $ 209,900
                                                     =================================     =====================================

See accompanying notes to the financial statements.

                                            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                    STATEMENT OF OPERATIONS
                                          YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                        INCOME & GROWTH FUND DIVISION            INTERNATIONAL FUND DIVISION
                                                       -------------------------------         -------------------------------
                                                          2000        1999       1998             2000        1999       1998
                                                       -------------------------------         -------------------------------
Investment income (See Note 2C):
 Dividend Income                                       $    7,351   $      8   $    35         $   2,080   $       -   $     -

Expenses:
 Mortality and expense charges - VUL-95                    (2,862)       (39)        -            (1,772)        (12)        -
 Mortality and expense charges - VGSP                      (2,390)       (31)        -            (3,334)        (92)        -
 Mortality and expense charges - VUL-100                     (707)      (680)        -            (4,800)       (389)        -
 Mortality and expense charges - Russell VUL                    -          -         -                 -           -         -
 Mortality and expense charges - VUL-2000                  (7,038)    (1,556)       (3)           (7,700)       (475)        -
 Mortality and expense charges - JSVUL-2000                  (335)       (58)        -              (242)        (21)        -
 Mortality and expense charges - Seed Money                     -          -         -                 -           -         -
 Mortality and expense charges - Destiny                        -          -         -                 -           -         -
                                                       -------------------------------         -------------------------------
   Total expenses                                         (13,332)    (2,364)       (3)          (17,848)       (989)        -
                                                       -------------------------------         -------------------------------

Net investment income (expense)                            (5,981)    (2,356)       32           (15,768)       (989)        -
                                                       -------------------------------         -------------------------------

Net realized gain on investments:
 Realized gain from distributions                               -          -         -            31,114           -         -
 Realized gain (loss) on sales                              4,053     34,901        12            46,401      49,932         5
                                                       -------------------------------         -------------------------------

    Net realized gain (loss) on investments:                4,053     34,901        12            77,515      49,932         5
                                                       -------------------------------         -------------------------------

Net unrealized gain (loss) on investments:
 Unrealized gain (loss) on investments,
  beginning of period                                      43,675        471         -           120,672          45         -
 Unrealized gain (loss) on investments,
  end of period                                          (283,900)    43,675       471          (583,356)    120,672        45
                                                       -------------------------------         -------------------------------

    Net unrealized gain (loss) on investments            (327,575)    43,204       471          (704,028)    120,627        45
                                                       -------------------------------         -------------------------------

       Net gain (loss) on investments                    (323,522)    78,105       483          (626,513)    170,559        50
                                                       -------------------------------         -------------------------------
Net increase (decrease) in net assets
 resulting from operations                             $ (329,503)  $ 75,749   $   515         $(642,281)  $ 169,570   $    50
                                                       -------------------------------         -------------------------------

See accompanying notes to the financial statements.

                                       GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                STATEMENT OF OPERATIONS
                                     YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                         VALUE FUND DIVISION            BOND PORTFOLIO FUND DIVISION
                                                    -----------------------------       ----------------------------
                                                       2000       1999      1998          2000       1999      1998
                                                    -----------------------------       ----------------------------

Investment income (See Note 2C):
 Dividend Income                                    $   3,598   $     48   $    -       $ 62,032    $ 2,328   $    -

Expenses:
 Mortality and expense charges - VUL-95                   (75)         -        -            (32)       (15)       -
 Mortality and expense charges - VGSP                    (903)       (22)       -            (36)       (20)       -
 Mortality and expense charges - VUL-100                 (169)      (305)       -           (420)        (8)       -
 Mortality and expense charges - Russell VUL                -          -        -              -          -       (1)
 Mortality and expense charges - VUL-2000              (1,128)      (208)      (1)        (2,962)      (171)       -
 Mortality and expense charges - JSVUL-2000               (30)        (6)       -            (78)        (7)       -
 Mortality and expense charges - Seed Money                 -          -        -              -          -        -
 Mortality and expense charges - Destiny                    -          -        -              -          -        -
                                                    -----------------------------       ----------------------------
   Total expenses                                      (2,305)      (541)      (1)        (3,528)      (221)      (1)
                                                    -----------------------------       ----------------------------

Net investment income (expense)                         1,293       (493)      (1)        58,504      2,107       (1)
                                                    -----------------------------       ----------------------------

Net realized gain on investments:
  Realized gain from distributions                      9,205        450        -              -         40        -
  Realized gain (loss) on sales                        (1,159)   (14,864)       -            455       (262)       -
                                                    -----------------------------       ----------------------------
     Net realized gain (loss) on investments:           8,046    (14,414)       -            455       (222)       -
                                                    -----------------------------       ----------------------------
Net unrealized gain (loss) on investments:
 Unrealized gain (loss) on investments,
  beginning of period                                   1,835         85        -         (2,016)         3        -
 Unrealized gain (loss) on investments,
  end of period                                       222,677      1,835       85         23,238     (2,016)       3
                                                    -----------------------------       ----------------------------

     Net unrealized gain (loss) on investments        220,842      1,750       85         25,254     (2,019)       3
                                                    -----------------------------       ----------------------------

       Net gain (loss) on investments                 228,888    (12,664)      85         25,709     (2,241)       3
                                                    -----------------------------       ----------------------------

Net increase (decrease) in net assets
 resulting from operations                          $ 230,181   $(13,157)  $   84       $ 84,213    $  (134)  $    2
                                                    =============================       ============================

See accompanying notes to the financial statements.

                                            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                    STATEMENT OF OPERATIONS

                                                                                                      FOR THE PERIOD
                                                                                                APRIL 10, 2000 (INCEPTION)
                                                                                                   TO DECEMBER 31, 2000

                                              YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                                                                             LARGE CAP VALUE  LARGE CAP GROWTH
                                                  SMALL COMPANY PORTFOLIO FUND DIVISION       FUND DIVISION    FUND DIVISION
                                              --------------------------------------------   ---------------  ----------------
                                                        2000        1999       1998               2000              2000
                                              --------------------------------------------   ---------------  ----------------
Investment income (See Note 2C):
 Dividend Income                                     $   7,170   $     104   $     4            $  10,201        $       -

Expenses:
 Mortality and expense charges - VUL-95                 (1,535)        (36)        -               (1,585)          (2,708)
 Mortality and expense charges - VGSP                   (2,120)        (91)        -               (1,188)          (1,766)
 Mortality and expense charges - VUL-100                (4,860)        (32)        -               (1,375)            (144)
 Mortality and expense charges - Russell VUL                 -           -         -                    -                -
 Mortality and expense charges - VUL-2000               (5,923)       (519)       (4)                (836)            (716)
 Mortality and expense charges - JSVUL-2000               (476)        (53)        -                  (78)             (95)
 Mortality and expense charges - Seed Money                  -           -         -                    -                -
 Mortality and expense charges - Destiny                     -           -         -                    -                -
                                                     -------------------------------            ---------        ---------
   Total expenses                                      (14,914)       (731)       (4)              (5,062)          (5,429)
                                                     -------------------------------            ---------        ---------

Net investment income (expense)                         (7,744)       (627)        -                5,139           (5,429)
                                                     -------------------------------            ---------        ---------

Net realized gain on investments:
 Realized gain from distributions                       42,416      11,337        71                    -                -
 Realized gain (loss) on sales                          71,004       4,540         9                  269           (1,016)
                                                     -------------------------------            ---------        ---------

    Net realized gain (loss) on investments:           113,420      15,877        80                  269           (1,016)
                                                     -------------------------------            ---------        ---------

Net unrealized gain (loss) on investments:
 Unrealized gain (loss) on investments,
   beginning of period                                  96,610         187         -                    -                -
 Unrealized gain (loss) on investments,
   end of period                                      (507,291)     96,610       187              194,619         (431,299)
                                                     -------------------------------            ---------        ---------

    Net unrealized gain (loss) on investments         (603,901)     96,423       187              194,619         (431,299)
                                                     -------------------------------            ---------        ---------

       Net gain (loss) on investments                 (490,481)    112,300       267              194,888         (432,315)
                                                     -------------------------------            ---------        ---------

Net increase (decrease) in net assets
 resulting from operations                           $(498,225)  $ 111,673   $   267            $ 200,027        $(437,744)
                                                     ===============================            =========        =========

See accompanying notes to the financial statements.

                                            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                    STATEMENT OF OPERATIONS
                                 FOR THE PERIOD APRIL 10, 2000 (INCEPTION) TO DECEMBER 31, 2000

                                                                                 INTERNATIONAL      EMERGING           CORE
                                              SMALL CAP VALUE  SMALL CAP GROWTH      EQUITY      MARKETS EQUITY    FIXED INCOME
                                               FUND DIVISION    FUND DIVISION    FUND DIVISION   FUND DIVISION    FUND DIVISION
                                              ---------------  ----------------  -------------   --------------   -------------
                                                   2000              2000             2000            2000            2000
                                              ---------------  ----------------  -------------   --------------   -------------
Investment income (See Note 2C):
 Dividend Income                                 $  1,598         $     -          $  19,342       $       -        $  71,862

Expenses:
 Mortality and expense charges - VUL-95              (127)            (243)           (2,612)           (970)          (2,768)
 Mortality and expense charges - VGSP                (122)            (298)           (2,093)           (681)          (1,348)
 Mortality and expense charges - VUL-100             (319)            (356)             (140)            (46)          (4,637)
 Mortality and expense charges - Russell VUL            -                -                 -               -                -
 Mortality and expense charges - VUL-2000            (246)            (314)             (498)           (205)            (343)
 Mortality and expense charges - JSVUL-2000           (13)             (29)              (43)            (32)             (27)
 Mortality and expense charges - Seed Money             -                -                 -               -                -
 Mortality and expense charges - Destiny                -                -                 -               -                -
                                                 --------         --------         ---------       ---------        ---------
   Total expenses                                    (827)          (1,240)           (5,386)         (1,934)          (9,123)
                                                 --------         --------         ---------       ---------        ---------

Net investment income (expense)                       771           (1,240)           13,956          (1,934)          62,739
                                                 --------         --------         ---------       ---------        ---------

Net realized gain on investments:
 Realized gain from distributions                   9,311                -                 -               -                -
 Realized gain (loss) on sales                        712              336            (5,118)         (4,309)             897
                                                 --------         --------         ---------       ---------        ---------

    Net realized gain (loss) on investments:       10,023              336            (5,118)         (4,309)             897
                                                 --------         --------         ---------       ---------        ---------
Net unrealized gain (loss) on investments:
 Unrealized gain (loss) on investments,
   beginning of period                                  -                -                 -               -                -
 Unrealized gain (loss) on investments,
  end of period                                    28,138          (40,036)         (254,806)       (142,634)         137,043
                                                 --------         --------         ---------       ---------        ---------

    Net unrealized gain (loss) on investments      28,138          (40,036)         (254,806)       (142,634)         137,043
                                                 --------         --------         ---------       ---------        ---------

       Net gain (loss) on investments              38,161          (39,700)         (259,924)       (146,943)         137,940
                                                 --------         --------         ---------       ---------        ---------

Net increase (decrease) in net assets
 resulting from operations                       $ 38,932         $(40,940)        $(245,968)      $(148,877)       $ 200,679
                                                 ========         ========         =========       =========        =========

See accompanying notes to the financial statements.


                                   GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                           STATEMENT OF OPERATIONS

                                                                 FOR THE PERIOD APRIL 10, 2000
                                                               (INCEPTION) TO DECEMBER 31, 2000

                                                  HIGH YIELD BOND   INTERNATIONAL FIXED     EMERGING MARKETS
                                                   FUND DIVISION   INCOME FUND DIVISION    DEBT FUND DIVISION
                                                  ---------------  --------------------    ------------------
                                                        2000               2000                   2000
                                                  ---------------  --------------------    ------------------
Investment income (See Note 2C):
 Dividend Income                                    $  7,586             $      -               $ 13,370

Expenses:
 Mortality and expense charges - VUL-95                 (151)                 (55)                   (21)
 Mortality and expense charges - VGSP                   (137)                  (1)                   (42)
 Mortality and expense charges - VUL-100                 (57)                (639)                  (258)
 Mortality and expense charges - Russell VUL               -                    -                      -
 Mortality and expense charges - VUL-2000               (160)                 (52)                   (40)
 Mortality and expense charges - JSVUL-2000               (9)                  (5)                    (6)
 Mortality and expense charges - Seed Money                -                    -                      -
 Mortality and expense charges - Destiny                   -                    -                      -
                                                    --------             --------               --------
   Total expenses                                       (514)                (752)                  (367)
                                                    --------             --------               --------

Net investment income (expense)                        7,072                 (752)                13,003
                                                    --------             --------               --------
Net realized gain on investments:
 Realized gain from distributions                          -                    -                  2,411
 Realized gain (loss) on sales                          (233)                (876)                   129
                                                    --------             --------               --------

    Net realized gain (loss) on investments:            (233)                (876)                 2,540
                                                    --------             --------               --------

Net unrealized gain (loss) on investments:
 Unrealized gain (loss) on investments,
   beginning of period                                     -                    -                      -
 Unrealized gain (loss) on investments,
   end of period                                     (13,421)              40,423                (10,850)
                                                    --------             --------               --------

    Net unrealized gain (loss) on investments        (13,421)              40,423                (10,850)
                                                    --------             --------               --------

       Net gain (loss) on investments                (13,654)              39,547                 (8,310)
                                                    --------             --------               --------

Net increase (decrease) in net assets
 resulting from operations                          $ (6,582)            $ 38,795               $  4,693
                                                    ========             ========               ========

                                            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                     STATEMENT OF OPERATIONS

                                   FOR THE PERIOD MAY 1, 2000 (INCEPTION) TO DECEMBER 31, 2000


                                                                    T. ROWE PRICE         T. ROWE PRICE
                                                 JANUS MID-CAP        LARGE CAP             SMALL CAP        ALGER EQUITY GROWTH
                                                 FUND DIVISION   GROWTH FUND DIVISION  GROWTH FUND DIVISION  SERIES FUND DIVISION
                                                 -------------   --------------------  --------------------  --------------------
                                                      2000               2000                  2000                  2000
                                                 -------------   --------------------  --------------------  --------------------
Investment income (See Note 2C):
 Dividend Income                                 $          -         $   1,560            $        -             $      855

Expenses:
 Mortality and expense charges - VUL-95                (2,003)             (389)                  (59)                  (742)
 Mortality and expense charges - VGSP                  (1,592)             (316)                  (36)                  (655)
 Mortality and expense charges - VUL-100               (3,238)           (2,274)                 (550)                (2,603)
 Mortality and expense charges - Russell VUL                -                 -                     -                      -
 Mortality and expense charges - VUL-2000              (1,600)             (211)                 (221)                  (675)
 Mortality and expense charges - JSVUL-2000               (99)               (8)                  (18)                    (7)
 Mortality and expense charges - Seed Money                 -                 -                     -                      -
 Mortality and expense charges - Destiny                    -                 -                     -                      -
                                                 ------------         ---------            ----------             ----------
  Total expenses                                       (8,532)           (3,198)                 (884)                (4,682)
                                                 ------------         ---------            ----------             ----------


Net investment income (expense)                        (8,532)           (1,638)                 (884)                (3,827)
                                                 ------------         ---------            ----------             ----------

Net realized gain on investments:
 Realized gain from distributions                     169,898            31,871                     -                  2,136
 Realized gain (loss) on sales                         19,511            12,647                (2,971)                10,503
                                                 ------------         ---------            ----------             ----------

    Net realized gain (loss) on investments:          189,409            44,518                (2,971)                12,639
                                                 ------------         ---------            ----------             ----------

Net unrealized gain (loss) on investments:
 Unrealized gain (loss) on investments,
  beginning of period                                       -                 -                     -                      -
 Unrealized gain (loss) on investments,
  end of period                                    (1,114,808)         (120,834)              (36,551)              (261,796)
                                                 ------------         ---------            ----------             ----------

    Net unrealized gain (loss) on investments      (1,114,808)         (120,834)              (36,551)              (261,796)
                                                 ------------         ---------            ----------             ----------

       Net gain (loss) on investments                (925,399)          (76,316)              (39,522)              (249,157)
                                                 ------------         ---------            ----------             ----------

Net increase (decrease) in net assets
 resulting from operations                       $   (933,931)        $ (77,954)           $  (40,406)            $ (252,984)
                                                 ============         =========            ==========             ==========

See accompanying notes to the financial statements.

                                            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                               STATEMENT OF CHANGES IN NET ASSETS
                                          YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                  S & P 500 INDEX FUND DIVISION                MONEY MARKET FUND DIVISION
                                          ------------------------------------------    ----------------------------------------
                                              2000            1999          1998            2000            1999        1998
                                          ------------------------------------------    ----------------------------------------
Operations:
   Net investment income (expense)        $   (492,959)   $  (404,761)   $  (246,025)   $   (63,761)    $  (60,049)  $   (45,604)
   Net realized gain (loss) on
    investments                             17,261,452      6,020,806      3,142,731        822,477        548,377       435,619
   Net unrealized gain (loss) on
    investments                            (23,220,456)     3,741,542      4,823,143       (199,980)      (108,747)     (110,593)
                                          ------------------------------------------    ----------------------------------------

      Net increase (decrease) in net
       assets resulting from operations     (6,451,963)     9,357,587      7,719,849        558,736        379,581       279,422

   Net deposits into (deductions from)
    Separate Account                        11,162,463      8,977,500     14,119,467      3,108,059      2,797,074    (2,860,090)
                                          ------------------------------------------    ----------------------------------------

      Increase (decrease) in net assets      4,710,500     18,335,087     21,839,316      3,666,795      3,176,655    (2,580,668)
   Net assets, beginning of period          60,752,726     42,417,639     20,578,323      9,912,242      6,735,587     9,316,255
                                          ------------------------------------------    ----------------------------------------

   Net assets, end of period              $ 65,463,226    $60,752,726    $42,417,639    $13,579,037     $9,912,242   $ 6,735,587
                                          ==========================================    ========================================

See accompanying notes to the financial statements.

                                            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                               STATEMENT OF CHANGES IN NET ASSETS
                                          YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                    BOND INDEX FUND DIVISION                   MANAGED EQUITY FUND DIVISION
                                            ----------------------------------------    -----------------------------------------
                                               2000           1999           1998           2000           1999           1998
                                            ----------------------------------------    -----------------------------------------

Operations:
   Net investment income (expense)          $  (51,753)    $  (49,087)    $  (33,130)   $   (52,636)    $  (50,674)    $  (40,187)
   Net realized gain (loss) on investments     402,274        357,632        271,592      2,607,035        472,578        700,721
   Net unrealized gain (loss) on
    investments                                389,475       (528,508)        63,834     (1,802,258)      (325,744)       (48,504)
                                            ----------------------------------------    -----------------------------------------

      Net increase (decrease) in net assets
       resulting from operations               739,996       (219,963)       302,296        752,141         96,160        612,030

   Net deposits into (deductions from)
    Separate Account                           833,230      1,249,584      1,356,281       (222,481)       761,498        679,065
                                            ----------------------------------------    -----------------------------------------

      Increase (decrease) in net assets      1,573,226      1,029,621      1,658,577        529,660        857,658      1,291,095
   Net assets, beginning of period           6,136,742      5,107,121      3,448,544      6,384,068      5,526,410      4,235,315
                                            ----------------------------------------    -----------------------------------------

   Net assets, end of period                $7,709,968     $6,136,742     $5,107,121    $ 6,913,728     $6,384,068     $5,526,410
                                            ========================================    =========================================

See accompanying notes to the financial statements.

                                            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                               STATEMENT OF CHANGES IN NET ASSETS
                                          YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                 ASSET ALLOCATION FUND DIVISION            INTERNATIONAL INDEX FUND DIVISION
                                           -----------------------------------------    ----------------------------------------
                                               2000           1999          1998            2000           1999          1998
                                           -----------------------------------------    ----------------------------------------

Operations:
   Net investment income (expense)         $  (161,076)   $  (130,807)   $   (96,929)   $   (96,591)   $   (90,299)   $  (75,098)
   Net realized gain (loss) on investments   7,859,066      1,091,284      1,376,431      2,294,225        460,726       341,655
   Net unrealized gain (loss) on
    investments                             (7,583,187)     2,321,622        574,168     (4,159,538)     2,469,103     1,228,544
                                           -----------------------------------------    ----------------------------------------

      Net increase (decrease) in net
       assets resulting from operations        114,803      3,282,099      1,853,670     (1,961,904)     2,839,530     1,495,101

   Net deposits into (deductions from)
    Separate Account                         1,034,218      1,858,100      1,102,997       (692,669)       237,255       557,433
                                           -----------------------------------------    ----------------------------------------

      Increase (decrease) in net assets      1,149,021      5,140,199      2,956,667     (2,654,573)     3,076,785     2,052,534
   Net assets, beginning of period          18,573,171     13,432,972     10,476,305     12,993,612      9,916,827     7,864,293
                                           -----------------------------------------    ----------------------------------------

   Net assets, end of period               $19,722,192    $18,573,171    $13,432,972    $10,339,039    $12,993,612    $9,916,827
                                           =========================================    ========================================

See accompanying notes to the financial statements.

                                            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                               STATEMENT OF CHANGES IN NET ASSETS
                                          YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                   MID-CAP EQUITY FUND DIVISION                SMALL-CAP EQUITY FUND DIVISION
                                            -----------------------------------------     ----------------------------------------
                                                2000           1999           1998           2000           1999           1998
                                            -----------------------------------------     ----------------------------------------

Operations:
   Net investment income (expense)          $   (67,013)    $  (57,427)    $  (54,944)    $  (23,815)    $  (21,138)    $  (14,676)
   Net realized gain (loss) on investments    3,051,139        256,018        401,831        (16,350)       (83,189)        45,675
   Net unrealized gain (loss) on
    investments                              (3,852,566)       751,193       (580,273)       249,541        (25,587)      (280,946)
                                            -----------------------------------------     ----------------------------------------

      Net increase (decrease) in net assets
       resulting from operations               (868,440)       949,784       (233,386)       209,376       (129,914)      (249,947)

   Net deposits into (deductions from)
    Separate Account                           (722,594)        26,099      1,376,768        423,482        672,746      1,480,805
                                            -----------------------------------------     ----------------------------------------

      Increase (decrease) in net assets      (1,591,034)       975,883      1,143,382        632,858        542,832      1,230,858
   Net assets, beginning of period            8,353,981      7,378,098      6,234,716      2,917,544      2,374,712      1,143,854
                                            -----------------------------------------     ----------------------------------------

   Net assets, end of period                $ 6,762,947     $8,353,981     $7,378,098     $3,550,402     $2,917,544     $2,374,712
                                            =========================================     ========================================

See accompanying notes to the financial statements.

                                            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                               STATEMENT OF CHANGES IN NET ASSETS
                                          YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                  EQUITY INCOME FUND DIVISION                     GROWTH FUND DIVISION
                                           -----------------------------------------   ------------------------------------------
                                               2000           1999          1998           2000          1999           1998
                                           -----------------------------------------   ------------------------------------------

Operations:
   Net investment income (expense)         $   224,743    $   125,992    $    82,098   $   (402,119)   $  (283,725)   $  (111,000)
   Net realized gain (loss) on investments   2,289,327      1,497,853      2,232,798      8,784,795      6,018,376      4,072,845
   Net unrealized gain (loss) on
    investments                               (832,162)      (470,508)      (298,765)   (15,965,732)     8,434,187      5,457,168
                                           -----------------------------------------   ------------------------------------------

      Net increase (decrease) in net
       assets resulting from operations      1,681,908      1,153,337      2,016,131     (7,583,056)    14,168,838      9,419,013

   Net deposits into (deductions from)
    Separate Account                        (1,760,622)     2,171,008      1,818,144      9,787,954      6,264,467      3,631,816
                                           -----------------------------------------   ------------------------------------------

      Increase (decrease) in net assets        (78,714)     3,324,345      3,834,275      2,204,898     20,433,305     13,050,829
   Net assets, beginning of period          24,154,437     20,830,092     16,995,817     55,712,725     35,279,420     22,228,591
                                           -----------------------------------------   ------------------------------------------

   Net assets, end of period               $24,075,723    $24,154,437    $20,830,092   $ 57,917,623    $55,712,725    $35,279,420
                                           =========================================   ==========================================

See accompanying notes to the financial statements.

                                            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                               STATEMENT OF CHANGES IN NET ASSETS
                                          YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                     OVERSEAS FUND DIVISION                    ASSET MANAGER FUND DIVISION
                                           -----------------------------------------     ----------------------------------------
                                               2000           1999           1998           2000           1999           1998
                                           -----------------------------------------     ----------------------------------------

Operations:
   Net investment income (expense)         $    97,407    $    65,047     $   88,301     $   57,527     $   26,408     $   13,331
   Net realized gain (loss) on investments   1,821,430        595,943        686,610        177,843         84,760         74,572
   Net unrealized gain (loss) on
    investments                             (5,170,439)     3,652,436        196,057       (365,812)        85,287         39,249
                                           -----------------------------------------     ----------------------------------------

      Net increase (decrease) in net
       assets resulting from operations     (3,251,602)     4,313,426        970,968       (130,442)       196,455        127,152

   Net deposits into (deductions from)
    Separate Account                         2,714,981        765,467        830,006        524,707        984,955        531,902
                                           -----------------------------------------     ----------------------------------------

      Increase (decrease) in net assets      (536,621)      5,078,893      1,800,974        394,265      1,181,410        659,054
   Net assets, beginning of period          15,051,351      9,972,458      8,171,484      2,417,921      1,236,511        577,457
                                           -----------------------------------------     ----------------------------------------

   Net assets, end of period               $14,514,730    $15,051,351     $9,972,458     $2,812,186     $2,417,921     $1,236,511
                                           =========================================     ========================================

See accompanying notes to the financial statements.

                                      GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                        STATEMENT OF CHANGES IN NET ASSETS
                                                                                                  FOR THE PERIOD
                                                                                                    MAY 1, 2000
                                                                                                  (INCEPTION) TO
                                               YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998      DECEMBER 31, 2000

                                                         HIGH INCOME FUND DIVISION             MID CAP FUND DIVISION
                                               --------------------------------------------    ---------------------
                                                     2000           1999           1998                2000
                                               --------------------------------------------    ---------------------

Operations:
   Net investment income (expense)               $   258,645     $  252,694     $  142,227           $  2,058
   Net realized gain (loss) on investments          (153,890)      (184,684)       120,665              1,905
   Net unrealized gain (loss) on investments      (1,493,144)       171,450       (419,631)            33,908
                                                 -----------------------------------------           --------

      Net increase (decrease) in net assets
       resulting from operations                  (1,388,389)       239,460       (156,739)            37,871

   Net deposits into (deductions from)
    Separate Account                               2,755,535      1,146,113        970,866            836,766
                                                 -----------------------------------------           --------

      Increase (decrease) in net assets            1,367,146      1,385,573        814,127            874,637
   Net assets, beginning of period                 4,372,619      2,987,046      2,172,919                  -
                                                 -----------------------------------------           --------

   Net assets, end of period                     $ 5,739,765     $4,372,619     $2,987,046           $874,637
                                                 =========================================           ========

See accompanying notes to the financial statements.

                                            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                               STATEMENT OF CHANGES IN NET ASSETS
                                           YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                WORLDWIDE HARD ASSETS FUND DIVISION     WORLDWIDE EMERGING MARKETS FUND DIVISION
                                              --------------------------------------    ----------------------------------------
                                                2000           1999           1998         2000             1999           1998
                                              --------------------------------------    ----------------------------------------

Operations:
   Net investment income (expense)            $    700       $    914      $    (498)   $   (7,572)       $   (583)       $   (2)
   Net realized gain (loss) on investments     (32,872)       (40,905)        15,201       (86,751)         29,159             -
   Net unrealized gain (loss) on investments    66,860         87,514       (104,848)     (594,178)         43,867           143
                                              --------------------------------------    ----------------------------------------

      Net increase (decrease) in net assets
       resulting from operations                34,688         47,523        (90,145)     (688,501)         72,443           141

   Net deposits into (deductions from)
    Separate Account                            (4,676)        47,731         41,428     1,842,734         194,510         1,700
                                              --------------------------------------    ----------------------------------------

      Increase (decrease) in net assets         30,012         95,254        (48,717)    1,154,233         266,953         1,841
   Net assets, beginning of period             316,342        221,088        269,805       268,794           1,841             -
                                              --------------------------------------    ----------------------------------------

   Net assets, end of period                  $346,354       $316,342      $ 221,088    $1,423,027        $268,794        $1,841
                                              ======================================    ========================================

See accompanying notes to the financial statements.

                                            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                               STATEMENT OF CHANGES IN NET ASSETS
                                          YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                MULTI-STYLE EQUITY FUND DIVISION                CORE BOND FUND DIVISION
                                           -----------------------------------------    ----------------------------------------
                                               2000           1999           1998           2000           1999          1998
                                           -----------------------------------------    ----------------------------------------
Operations:
   Net investment income (expense)         $   (22,614)   $     9,951    $    (6,316)   $   389,929     $  427,789    $  133,081
   Net realized gain (loss) on investments   1,447,673      1,639,237        139,126       (472,084)       230,167        35,679
   Net unrealized gain (loss) on
    investments                             (3,248,286)       613,662      1,503,013        754,860       (750,660)       72,062
                                           -----------------------------------------    ----------------------------------------

      Net increase (decrease) in net
       assets resulting from operations     (1,823,227)     2,262,850      1,635,823        672,705        (92,704)      240,822

   Net deposits into (deductions from)
    Separate Account                        (4,904,923)     3,014,155      7,540,459     (7,352,285)     3,244,804     5,262,341
                                           -----------------------------------------    ----------------------------------------

      Increase (decrease) in net assets     (6,728,150)     5,277,005      9,176,282     (6,679,580)     3,152,100     5,503,163
   Net assets, beginning of period          16,992,567     11,715,562      2,539,280      9,809,670      6,657,570     1,154,407
                                           -----------------------------------------    ----------------------------------------

   Net assets, end of period               $10,264,417    $16,992,567    $11,715,562    $ 3,130,090     $9,809,670    $6,657,570
                                           =========================================    ========================================

See accompanying notes to the financial statements.

                                            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                               STATEMENT OF CHANGES IN NET ASSETS
                                          YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                 AGGRESSIVE EQUITY FUND DIVISION                  NON-US FUND DIVISION
                                            ----------------------------------------    ----------------------------------------
                                               2000           1999           1998           2000           1999          1998
                                            ----------------------------------------    ----------------------------------------

Operations:
   Net investment income (expense)          $  (14,538)    $  (11,894)    $  (12,471)   $   (21,074)    $   51,010    $    5,373
   Net realized gain (loss) on investments     433,191        (25,818)        42,561        775,470        214,105       (13,456)
   Net unrealized gain (loss) on
    investments                               (496,292)       341,390        (46,042)    (1,393,903)       971,904       217,983
                                            ----------------------------------------    ----------------------------------------

      Net increase (decrease) in net
       assets resulting from operations        (77,639)       303,678        (15,952)      (639,507)     1,237,019       209,900

   Net deposits into (deductions from)
    Separate Account                          (679,894)       607,124      2,627,723     (1,231,010)       349,703     2,418,138
                                            ----------------------------------------    ----------------------------------------

      Increase (decrease) in net assets       (757,533)       910,802      2,611,771     (1,870,517)     1,586,722     2,628,038
   Net assets, beginning of period           4,867,998      3,957,196      1,345,425      4,998,603      3,411,881       783,843
                                            ----------------------------------------    ----------------------------------------

   Net assets, end of period                $4,110,465     $4,867,998     $3,957,196    $ 3,128,086     $4,998,603    $3,411,881
                                            ========================================    ========================================

See accompanying notes to the financial statements.

                                            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                               STATEMENT OF CHANGES IN NET ASSETS
                                          YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                 INCOME & GROWTH FUND DIVISION                 INTERNATIONAL FUND DIVISION
                                            ----------------------------------------     ---------------------------------------
                                               2000            1999            1998         2000            1999            1998
                                            ----------------------------------------     ---------------------------------------

Operations:
   Net investment income (expense)          $   (5,981)      $ (2,356)        $   32     $  (15,768)      $   (989)         $  -
   Net realized gain (loss) on investments       4,053         34,901             12         77,515         49,932             5
   Net unrealized gain (loss) on
    investments                               (327,575)        43,204            471       (704,028)       120,627            45
                                            ----------------------------------------     ---------------------------------------

      Net increase (decrease) in net assets
       resulting from operations              (329,503)        75,749            515       (642,281)       169,570            50

   Net deposits into (deductions from)
    Separate Account                         3,295,158        652,207          6,845      4,656,505        433,721           853
                                            ----------------------------------------     ---------------------------------------

      Increase (decrease) in net assets      2,965,655        727,956          7,360      4,014,224        603,291           903
   Net assets, beginning of period             735,316          7,360              -        604,194            903             -
                                            ----------------------------------------     ---------------------------------------

   Net assets, end of period                $3,700,971       $735,316         $7,360     $4,618,418       $604,194          $903
                                            ========================================     =======================================

See accompanying notes to the financial statements.

                                            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                               STATEMENT OF CHANGES IN NET ASSETS
                                          YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                       VALUE FUND DIVISION                       BOND PORTFOLIO FUND DIVISION
                                          --------------------------------------------      ---------------------------------------
                                               2000            1999            1998            2000            1999           1998
                                          --------------------------------------------      ---------------------------------------

Operations:
   Net investment income (expense)          $    1,293       $   (493)        $   (1)       $   58,504       $  2,107        $   (1)
   Net realized gain (loss) on investments       8,046        (14,414)             -               455           (222)            -
   Net unrealized gain (loss) on
    investments                                220,842          1,750             85            25,254         (2,018)            3
                                            ----------------------------------------        ---------------------------------------

      Net increase (decrease) in net assets
       resulting from operations               230,181        (13,157)            84            84,213           (133)            2

   Net deposits into (deductions from)
    Separate Account                         1,243,813        106,165          3,786           892,937        138,293         3,299
                                            ----------------------------------------        ---------------------------------------

      Increase (decrease) in net assets      1,473,994         93,008          3,870           977,150        138,160         3,301
   Net assets, beginning of period              96,878          3,870              -           141,461          3,301             -
                                            ----------------------------------------        ---------------------------------------

   Net assets, end of period                $1,570,872       $ 96,878         $3,870        $1,118,611       $141,461        $3,301
                                            ========================================        =======================================

See accompanying notes to the financial statements.

                                            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                               STATEMENT OF CHANGES IN NET ASSETS
                                                                                                    FOR THE PERIOD
                                                                                              APRIL 10, 2000 (INCEPTION)
                                             YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998        TO DECEMBER 31, 2000

                                                                                            LARGE CAP VALUE  LARGE CAP GROWTH
                                                SMALL COMPANY PORTFOLIO FUND DIVISION        FUND DIVISION     FUND DIVISION
                                             --------------------------------------------   ---------------  ----------------
                                                  2000            1999            1998           2000              2000
                                             --------------------------------------------   ---------------  ----------------

Operations:
   Net investment income (expense)             $   (7,744)      $   (627)        $    -       $    5,139        $   (5,429)
   Net realized gain (loss) on investments        113,420         15,877             80              269            (1,016)
   Net unrealized gain (loss) on investments     (603,901)        96,423            187          194,619          (431,299)
                                               ----------------------------------------       ----------        ----------

      Net increase (decrease) in net assets
       resulting from operations                 (498,225)       111,673            267          200,027          (437,744)

   Net deposits into (deductions from)
    Separate Account                            4,462,190        482,575          2,922        2,683,676         2,278,037
                                               ----------------------------------------       ----------        ----------

      Increase (decrease) in net assets         3,963,965        594,248          3,189        2,883,703         1,840,293
   Net assets, beginning of period                597,437          3,189              -                -                 -
                                               ----------------------------------------       ----------        ----------

   Net assets, end of period                   $4,561,402       $597,437         $3,189       $2,883,703        $1,840,293
                                               ========================================       ==========        ==========

See accompanying notes to the financial statements.

                                            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                               STATEMENT OF CHANGES IN NET ASSETS
                                  FOR THE PERIOD APRIL 10, 2000 (INCEPTION) TO DECEMBER 31, 2000

                                                    SMALL CAP      SMALL CAP      INTERNATIONAL   EMERGING MARKETS    CORE FIXED
                                                      VALUE         GROWTH           EQUITY            EQUITY          INCOME
                                                  FUND DIVISION  FUND DIVISION    FUND DIVISION     FUND DIVISION   FUND DIVISION
                                                  -------------  -------------    -------------   ----------------  -------------
                                                      2000           2000             2000              2000            2000
                                                  -------------  -------------    -------------    ---------------  -------------

Operations:
   Net investment income (expense)                  $    771       $ (1,240)       $   13,956         $  (1,934)      $   62,739
   Net realized gain (loss) on investments            10,023            336            (5,118)           (4,309)             897
   Net unrealized gain (loss) on investments          28,138        (40,036)         (254,806)         (142,634)         137,043
                                                    --------       --------        ----------         ---------       ----------

      Net increase (decrease) in net assets
       resulting from operations                      38,932        (40,940)         (245,968)         (148,877)         200,679

   Net deposits into (deductions from)
    Separate Account                                 356,263        708,545         2,038,997           771,289        5,189,491
                                                    --------       --------        ----------         ---------       ----------

      Increase (decrease) in net assets              395,195        667,605         1,793,029           622,412        5,390,170
   Net assets, beginning of period                         -              -                 -                 -                -
                                                    --------       --------        ----------         ---------       ----------

   Net assets, end of period                        $395,195       $667,605        $1,793,029         $ 622,412       $5,390,170
                                                    ========       ========        ==========         =========       ==========

See accompanying notes to the financial statements.

                                            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                               STATEMENT OF CHANGES IN NET ASSETS

                                                         FOR THE PERIOD APRIL 10, 2000                 FOR THE PERIOD MAY 1, 2000
                                                        (INCEPTION) TO DECEMBER 31, 2000           (INCEPTION) TO DECEMBER 31, 2000

                                                                 INTERNATIONAL       EMERGING          JANUS          T. ROWE PRICE
                                                HIGH YIELD           FIXED           MARKETS          MID-CAP           LARGE CAP
                                                 BOND FUND        INCOME FUND       DEBT FUND          FUND            GROWTH FUND
                                                 DIVISION          DIVISION         DIVISION         DIVISION           DIVISION
                                                ----------       -------------      ---------       -----------       -------------
                                                   2000              2000              2000             2000              2000
                                                ----------       -------------      ---------       -----------       -------------

Operations:
   Net investment income (expense)               $  7,072          $   (752)         $ 13,003       $    (8,532)       $   (1,638)
   Net realized gain (loss) on investments           (233)             (876)            2,540           189,409            44,518
   Net unrealized gain (loss) on investments      (13,421)           40,423           (10,850)       (1,114,808)         (120,834)
                                                 --------          --------          --------       -----------        ----------
      Net increase (decrease) in net assets
       resulting from operations                   (6,582)           38,795             4,693         (933,931)           (77,954)

   Net deposits into (deductions from)
    Separate Account                              391,584           577,965           179,999         4,280,330         1,146,062
                                                 --------          --------          --------       -----------        ----------

      Increase (decrease) in net assets           385,002           616,760           184,692         3,346,399         1,068,108
   Net assets, beginning of period                      -                 -                 -                 -                 -
                                                 --------          --------          --------       -----------        ----------

   Net assets, end of period                     $385,002          $616,760          $184,692       $ 3,346,399        $1,068,108
                                                 ========          ========          ========       ===========        ==========

See accompanying notes to the financial statements.

                                            GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                               STATEMENT OF CHANGES IN NET ASSETS
                                    FOR THE PERIOD MAY 1, 2000 (INCEPTION) TO DECEMBER 31, 2000

                                                     T. ROWE PRICE SMALL CAP   ALGER EQUITY GROWTH
                                                      GROWTH FUND DIVISION    SERIES FUND DIVISION
                                                     -----------------------  --------------------
                                                               2000                   2000
                                                     -----------------------  --------------------

Operations:
   Net investment income (expense)                           $   (884)             $   (3,827)
   Net realized gain (loss) on investments                     (2,971)                 12,639
   Net unrealized gain (loss) on investments                  (36,551)               (261,796)
                                                             --------              ----------

      Net increase (decrease) in net assets
       resulting from operations                              (40,406)               (252,984)

   Net deposits into (deductions from)
    Separate Account                                          665,711               1,986,230
                                                             --------              ----------

      Increase (decrease) in net assets                       625,305               1,733,246
   Net assets, beginning of period                                  -                       -
                                                             --------              ----------

   Net assets, end of period                                 $625,305              $1,733,246
                                                             ========              ==========

See accompanying notes to the financial statements.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                        NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 2000

NOTE 1 - ORGANIZATION

General American Separate Account Eleven (the Separate Account) commenced operations on September 15, 1987 and is registered under the Investment Company Act of 1940 (1940 Act) as a unit investment trust. The Separate Account offers eight products: Variable Universal Life (VUL-95), Variable General Select Plus (VGSP), Variable Universal Life (VUL-100), Russell Variable Universal Life (Russell VUL), Variable Universal Life (VUL-2000), Joint and Survivor Universal Life (JSVUL-2000), and Destiny that receive and invest net premiums for flexible premium variable life insurance policies that are issued by General American Life Insurance Company (General American). The Separate Account is divided into thirty-nine Divisions. Each Division invests exclusively in shares of a single Fund of either General American Capital Company, Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, Van Eck Worldwide Insurance Trust, Russell Insurance Funds, American Century Variable Portfolios, Inc., J.P. Morgan Series Trust II, SEI Insurance Products Trust, Metropolitan Series Fund, or New England Zenith Fund which are open-end, diversified management companies. The Funds of the General American Capital Company, sponsored by General American, are the S & P 500 Index (formerly Equity Index), Money Market, Bond Index, Managed Equity, Asset Allocation, International Index (formerly International Equity), Mid-Cap Equity (formerly Special Equity), and the Small-Cap Equity Fund Divisions. The Funds of the Variable Insurance Products Fund, managed by Fidelity Management & Research Company, are the Equity Income, Growth, Overseas, High Income, and the Mid Cap Fund Divisions. The Fund of the Variable Insurance Products Fund II, managed by Fidelity Management and Research Company is the Asset Manager Fund. The Funds of the Van Eck Worldwide Insurance Trust, managed by Van Eck Associates Corporation, are the Worldwide Hard Assets Fund, formerly known as the Gold and Natural Resources Fund and the Worldwide Emerging Markets Fund Divisions. The Funds of the Russell Variable Insurance Product, managed by Frank Russell Investment Management Company are the Multi-Style Equity, Core Bond, Aggressive Equity, and Non-US Fund Divisions. The Funds of the American Century Variable Portfolios, Inc. managed by American Century Investments are the Income & Growth, International, and Value Fund Divisions. The Funds of the J.P. Morgan Trust II, managed by J.P. Morgan Investment Management, Inc. are the Bond Portfolio and Small Company Portfolio Fund Divisions. The Funds of the SEI Insurance Products Trust, managed by SEI Investments Management Company are the Large Cap Value, Large Cap Growth, Small Cap Value, Small Cap Growth, International Equity, Emerging Markets Equity, Core Fixed Income, High Yield Bond, International Fixed Income, and Emerging Markets Debt Fund Divisions. The Funds of the Metropolitan Series Fund, managed by Metropolitan Life Insurance Company are the Janus Mid-Cap, T. Rowe Price Large Cap Growth, and
T. Rowe Price Small Cap Growth Fund Divisions. The Fund of the New England Zenith Fund sponsored by New England Investment Management, Inc. is the Alger Equity Growth Series. Policyholders have the option of directing their premium payments into one or all of the Funds as well as into the general account of General American, which is not generally subject to regulation under the Securities Act of 1933 or the 1940 Act.

On January 6, 2000, Metropolitan Life Insurance Company (MetLife), headquartered in New York, purchased 100% of GenAmerica Financial
Corporation (the Company) for $1.2 billion in cash. General American is a wholly-owned subsidiary of GenAmerica Financial Corporation.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Separate Account in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A.      Investments

        The Separate Accounts' investments in the thirty-nine Funds are valued daily based on the net asset values of the respective Fund shares held as reported to General American by General American Capital Company, Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, Van Eck Worldwide Insurance Trust, Russell Insurance Funds, American Century Portfolios, J.P. Morgan Series Trust II, SEI Insurance Products Trust, Metropolitan Series Fund, Inc., and New England Zenith Fund. The specific identification method is used in determining the cost of shares sold on withdrawals by the Separate Account. Share transactions are recorded on the trade date, which is the same as the settlement date.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                        NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 2000

B.      Federal Income Taxes

        General American is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the Code). Since the sub-accounts are not separate entities from General American, and their operations form a part of General American, they will not be taxed separately as a regulated investment company under sub-chapter M of the Code. Under existing federal income tax law, investment income of the sub-accounts, to the extent it is applied to increase reserves under a contract, is not taxed and may be compounded for reinvestment without additional tax to General American.

C.      Distribution of Income and Realized Capital Gains

        General American Capital Company follows the federal income tax practice known as consent dividending, whereby substantially all of its net investment income and realized gains are deemed to be passed through to the Separate Account. As a result, General American Capital Company does not pay any dividends or capital gain distributions. During December of each year, accumulated investment income and capital gains of the underlying Capital Company Fund are allocated to the Separate Account by increasing the cost basis and recognizing a capital gain in the Separate Account. The Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, Van Eck Worldwide Insurance Trust, Russell Insurance Funds, American Century Variable Portfolios, J.P. Morgan Series Trust II, SEI Insurance Products Trust, Metropolitan Series Fund, Inc., and New England Zenith Fund intend to pay out all of their net investment income and net realized capital gains each year. Dividends from the funds are distributed at least annually on a per share basis and are recorded on the ex dividend date. Normally, net realized capital gains, if any, are distributed each year for each fund. Such income and capital gain distributions are automatically reinvested in additional shares of the funds.

D.      Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

NOTE 3 - POLICY CHARGES

Charges are deducted from premiums and paid to General American for providing the insurance benefits set forth in the contracts and any additional benefits added by rider, administering the policies, reimbursement of expenses incurred in distributing the policies, and assuming certain risks in connection with the policies.

Prior to the allocation of net premiums among General American's general account and the Fund Divisions of the Separate Account, premium payments are reduced by premium expense charges, which consist of a sales charge and a charge for premium taxes. The premium payment, less the premium expense charge, equals the net premium.

        Sales Charge: A sales charge equal to 6% is deducted from each
        -------------
        VUL-95 premium paid. A sales charge of 5% in years one through ten and 2.25% thereafter is deducted from each VGSP premium paid. A maximum sales charge of 5% in years one through ten and a maximum 2.25% thereafter based on initial deposit is deducted from each Russell VUL premium paid. A sales charge equal to 15% up to the target premium and 5% on the excess in the first policy year is deducted from each VUL-2000 and JSVUL-2000 premium paid. The sales charge is 5% on all premiums in policy years two to twelve, and 2% on all premiums in policy years eleven or later. This charge is deducted to partially reimburse General American for expenses incurred in distributing the policy and any additional benefits provided by rider. No sales charge is deducted from VUL-100 premiums. A sales charge of 5% of each premium payment will be deducted from each Frank Russell premium payment in the policy years one through ten and 2.25% in policy years past year ten. Destiny has no sales charge.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                        NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 2000


        Premium Taxes: Various state and political subdivisions impose a tax
        --------------
        on premiums received by insurance companies. Premium taxes vary from state to state. A deduction of 2% of each VUL-95 premium, 2.5% of each VGSP premium, 2.10% of each VUL-100 premium, 2.5% of each Russell VUL premium, and each Frank Russell premium, up to 3.55% for each Destiny premium, and the actual tax rate for VUL-2000 and JSVUL-2000 is made from each premium payment for these taxes. In addition, a 1.25% deduction is taken from VUL-100 premiums and a 1.3% deduction is taken from VUL-2000 and JSVUL-2000 to cover the company's Federal income tax costs attributable to the amount of premium received.

Charges are deducted monthly from the cash value of each policy to compensate General American for (a) certain administrative costs; (b) insurance underwriting and acquisition expenses in connection with issuing a policy; (c) the cost of insurance, and (d) the cost of optional benefits added by rider.

        Administrative Charge: General American has responsibility for the
        ----------------------
        administration of the policies and the Separate Account. As reimbursement for administrative expenses related to the maintenance of each policy and the Separate Account, General American assesses a monthly administrative charge against each policy. This charge is $10 per month for a standard policy and $12 per month for a pension policy during the first 12 policy months and $4 (standard) and $6 (pension) per month for all policy months beyond the 12th for VUL-95 contracts. The charge is $4 per month for VGSP, Russell VUL and Frank Russell contracts. The charge is $13 per month during the first 12 policy months and $6 per month thereafter for VUL-100 contracts. The charge is $25 per month in the first policy year and $6 per month in each subsequent policy year for VUL-2000 and JSVUL-2000 contracts. The company assesses an initial policy charge of $800 for Destiny premiums. This amount is deducted from the cash value as soon as the policy is issued and the initial premium is made.

        Insurance Underwriting and Acquisition Expense Charge: An additional
        ------------------------------------------------------
        administrative charge is deducted from the policy cash value for VUL-95 as part of the monthly deduction during the first 12 policy months and for the first 12 policy months following an increase in the face amount. The charge is $0.08 per month for each $1,000 in policy coverage. For VUL-100, the charge during the first 12 policy months is $0.16 per month for each $1,000 in policy coverage, and in all policy years thereafter, the charge is $0.01 per month for each $1,000 in policy coverage. For VUL-2000 and JSVUL-2000, there is a charge per $1,000 of face amount, determined by age, sex, and smoker class, payable for ten years following the policy issue or an increase in the face amount. No charge is deducted from Frank Russell and Destiny premiums.

        Cost of Insurance: The cost of insurance is deducted on each monthly
        ------------------
        anniversary date for the following policy month. Because the cost of insurance depends upon a number of variables, the cost varies for each policy month. The cost of insurance is determined separately for the initial face amount and for any subsequent increases in face amount. General American determines the monthly cost of insurance charge by multiplying the applicable cost of insurance rate or rates by the net amount at risk for each policy month.

        Optional Rider Benefits Charge: This monthly deduction includes
        -------------------------------
        charges for any additional benefits provided by rider.

        Contingent Deferred Sales Charge: During the first ten policy years
        ---------------------------------
        for VUL-95, VGSP, Russell VUL, Frank Russell and Destiny, and the first fifteen years for VUL-100, General American also assesses a charge upon surrender or lapse of a policy, a requested decrease in face amount, or a partial withdrawal that causes the face amount to decrease. The amount of the charge assessed depends on a number of factors, including whether the event is a full surrender or lapse or only a decrease in face amount, the amount of premiums received to date by General American, and the policy year in which the surrender or other event takes place. For VUL-2000 and JSVUL-2000, the charge is based on the annual target premium, rather than the premiums actually received by General American.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                        NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 2000


Mortality and Expense Charge: In addition to the above charges, a daily
-----------------------------
charge is made at the separate account level for the mortality and expense risks assumed by General American. General American deducts a daily charge from the Separate Account at the rate of .002319% for VUL-95, .0019111% for VGSP, .002455% for VUL-100, .0015027% for VUL-2000 and JSVUL-2000, .0019111%
for Frank Russell and .0020471% for Destiny of the net assets of each division of the Separate Account, which equals an annual rate of .85%, .70%,
 .90%, .50%, .55%, 55%, .70%, and .75% for VUL-95, VGSP, VUL-100, VUL, VUL
98, and JSVUL-2000, respectively. VUL-95, VGSP, VUL-100, VUL-2000, JSVUL-2000, Frank Russell, and Destiny mortality and expense charges for 2000 were $636,500, $539,802, $714,537, $213,801, $22,758, and $22,596, $0
respectively. The mortality risk assumed by General American is the risk that those insured may die sooner than anticipated and therefore, that General American will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the policy will exceed the amounts realized from the administrative charges assessed against the policy.

NOTE 4 - INVESTMENT OBJECTIVES, MANAGER CHANGES AND NEW DIVISIONS

Effective April 30, 1998, the four divisions of the Frank Russell funds became available for VUL-95 and VUL 100.

On September 15, 1998, six new divisions and two new products - VUL-2000 and JSVUL-2000 - were added to Separate Account Eleven. Three of the new divisions are the Income & Growth Fund, the International Fund, and the Value Fund. The underlying funds in these divisions are offered by American Century Variable Portfolios and managed by American Century Investments. Two of the new divisions are the Bond Portfolio Fund and the Small Company Portfolio Fund. The underlying funds in these divisions are offered by J.P. Morgan Trust II and managed by J.P. Morgan Investment Management, Inc. The Worldwide Emerging Markets Fund Division is offered by Van Eck World Wide Insurance Trust and managed by Van Eck Associates Corporation. The investment objectives of each of these new divisions are as follows:

Income & Growth Fund - To provide dividend growth, current income and
----------------------
capital appreciation by investing in common stocks.

International Fund - To provide capital growth by investing primarily in an
--------------------
internationally diversified portfolio of common stocks that are considered by management to have prospects for appreciation.

Value Fund - To provide long-term capital growth by investing in securities
------------
that management believes to be undervalued at the time of purchase.

Bond Portfolio Fund - To provide a high total return consistent with
---------------------
moderate risk of capital and maintenance of liquidity.

Small Company Portfolio Fund - To provide a high total return from a
------------------------------
portfolio of equity securities of small companies.

Worldwide Emerging Markets Fund - To provide long-term capital appreciation
---------------------------------
by investing primarily in equity securities in emerging markets around the world.

Effective April 30, 1999, the three divisions of the American Century funds, the two divisions of the J. P. Morgan funds, and the Worldwide Emerging Markets Division offered by Van Eck Associates became available for VUL-95, VGSP, and VUL-100.

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                        NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 2000


Effective April 10, 2000, eleven new divisions were added to Separate Account Eleven. The new divisions are the Large Cap Value Fund, Large Cap Growth Fund, Small Cap Value Fund, Small Cap Growth Fund, International Equity
Fund, Emerging Markets Equity Fund, Core Fixed Income Fund, High Yield Bond Fund, International Fixed Income Fund, and Emerging Markets Debt Fund. The underlying funds in these divisions are offered by SEI Insurance Products Trust and managed by SEI Investments Management Company. The investment objectives of each of these new divisions are as follows:

Large Cap Value Fund - To provide long-term growth and income by investing
----------------------
in large cap income-producing U.S. common stocks.

Large Cap Growth Fund - To provide capital appreciation by investing in
-----------------------
large cap U.S. common stocks.

Small Cap Value Fund - To provide capital appreciation by investing in
----------------------
common stock of smaller U.S. companies.

Small Cap Growth Fund - To provide long-term capital appreciation by
-----------------------
investing in common stock of smaller U.S. companies.

International Equity - To provide capital appreciation by investing in
----------------------
equity securities of foreign companies.

Emerging Markets Equity Fund - To provide capital appreciation by investing
------------------------------
in equity securities of emerging markets companies.

Core Fixed Income Fund - To provide current income and preservation of
------------------------
capital by investing in investment grade U.S. fixed income securities.

High Yield Bond Fund - To provide total return by investing in high yield,
----------------------
high risk securities.

International Fixed Income Fund - To provide capital appreciation and
---------------------------------
current income by investing in investment grade fixed income securities of foreign government and corporate issuers.

Emerging Markets Debt Fund - To provide total return by investing U.S.
----------------------------
dollar denominated debt in securities of emerging market issuers.

Effective May 1, 2000, five new divisions were added to Separate Account Eleven. The Mid Cap Portfolio is offered by Fidelity Investments Variable Insurance Products Fund and managed by Fidelity Management and Research Company. Three of the new divisions are the Janus Mid-Cap Portfolio, T. Rowe Price Large Cap Growth Portfolio, and T. Rowe Price Small Cap Growth Portfolio. The underlying funds in these divisions are offered by Metropolitan Series Fund, Inc. and managed by Metropolitan Life Insurance Company. The Alger Equity Growth Series is offered by New England Zenith Fund and managed by New England Investment Management, Inc. The investment objectives of each of these new divisions are as follows:

Mid Cap Portfolio - To provide long-term growth by investing in common
-------------------
stocks of medium capitalization companies.

Janus Mid-Cap Portfolio - To provide long-term growth by investing in common
-------------------------
stocks of medium capitalization companies.

T. Rowe Price Large Cap Growth Portfolio - To provide long-term growth and
------------------------------------------
income by investing in large capitalization growth companies.

T. Rowe Price Small Cap Growth Portfolio - To provide long-term growth by
------------------------------------------
investing in small capitalization companies.

Alger Equity Growth Series - To provide growth by investing in growth
----------------------------
stocks.

Effective October 1, 2000, two new products - Destiny and Frank Russell - were added to Separate Account Eleven. These products were made available in all fund divisions.

NOTE 5 - PURCHASES AND SALES

During the year ended December 31, 2000, purchases including net realized gain and income from distribution and proceeds from sales of General American Capital Company shares were as follows:

              S & P 500      MONEY         BOND        MANAGED       ASSET     INTERNATIONAL    MID-CAP      SMALL-CAP
                INDEX        MARKET        INDEX       EQUITY      ALLOCATION      INDEX        EQUITY         EQUITY
                 FUND         FUND         FUND         FUND          FUND         FUND          FUND           FUND
             -----------  -----------   -----------  -----------  -----------  -------------  -----------   -----------
Purchases    $31,884,217  $21,678,078   $ 2,810,801  $ 3,226,247  $10,006,707   $ 3,032,335   $ 4,050,655   $ 1,284,473
             ===========  ===========   ===========  ===========  ===========   ===========   ===========   ===========
Sales        $ 6,660,057  $18,008,947   $ 1,624,360  $ 1,078,688  $ 2,229,372   $ 2,058,123   $ 2,364,076   $   674,121
             ===========  ===========   ===========  ===========  ===========   ===========   ===========   ===========


During the year ended December 31, 2000, purchases (including dividend reinvestment) and proceeds from sales of Variable Insurance Products Fund Shares were as follows:

                              EQUITY                                                      HIGH              MID CAP
                            INCOME FUND         GROWTH FUND       OVERSEAS FUND        INCOME FUND         PORTFOLIO
                            -----------         -----------       -------------        -----------         ---------
Purchases                   $ 5,146,409         $21,589,644        $ 6,048,082         $ 3,658,370         $ 855,905
                            ===========         ===========        ===========         ===========         =========
Sales                       $ 5,148,929         $ 5,969,748        $ 1,874,425         $   644,063         $  16,667
                            ===========         ===========        ===========         ===========         =========


During the year ended December 31, 2000, purchases (including dividend reinvestment) and proceeds from sales of Variable Insurance Products Fund II shares were as follows:

               ASSET MANAGER
                   FUND
               -------------
Purchases       $ 1,058,478
                ===========
Sales           $   295,864
                ===========

During the year ended December 31, 2000, purchases (including dividend reinvestment) and proceeds from sales of Van Eck Worldwide Insurance Trust shares were as follows:


                 WORLDWIDE                    WORLDWIDE
                HARD ASSETS                   EMERGING
                   FUND                     MARKETS FUND
                -----------                 ------------
Purchases       $    82,365                 $ 2,414,970
                ===========                 ===========
Sales           $    86,882                 $   570,569
                ===========                 ===========

During the year ended December 31, 2000, purchases (including dividend reinvestment) and proceeds from sales of Russell Insurance Funds shares were as follows:


                MULTI-STYLE                  CORE BOND                AGGRESSIVE                  NON-US
                EQUITY FUND                    FUND                  EQUITY FUND                   FUND
                -----------                 -----------              -----------               -----------
Purchases       $ 4,175,505                 $ 3,813,876              $ 1,767,322               $ 1,666,298
                ===========                 ===========              ===========               ===========
Sales           $ 8,626,989                 $10,787,690              $ 1,988,170               $ 2,641,059
                ===========                 ===========              ===========               ===========

                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                        NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 2000


During the period ended December 31, 2000, purchases (including dividend reinvestment) and proceeds from sales of American Century Variable Portfolios shares were as follows:

                  INCOME &                 INTERNATIONAL
                GROWTH FUND                     FUND                    VALUE FUND
                -----------                -------------               -----------
Purchases       $ 3,535,112                 $ 5,044,240                $ 1,342,317
                ===========                 ===========                ===========
Sales           $   246,238                 $   369,430                $    86,719
                ===========                 ===========                ===========


During the period ended December 31, 2000, purchases (including dividend reinvestment) and proceeds from sales of J.P. Morgan Series Trust II shares were as follows:

                                                 SMALL
              BOND PORTFOLIO                   COMPANY
                   FUND                     PORTFOLIO FUND
              --------------                --------------
Purchases       $ 1,365,967                  $ 5,109,765
                ===========                  ===========
Sales           $   414,230                  $   616,795
                ===========                  ===========

During the period ended December 31, 2000, purchases (including dividend reinvestment) and proceeds from sales of SEI Insurance Products Trust were as follows:

                             LARGE CAP          LARGE CAP           SMALL CAP          SMALL CAP         INTERNATIONAL
                            VALUE FUND         GROWTH FUND         VALUE FUND         GROWTH FUND         EQUITY FUND
                            ----------         -----------         ----------         -----------        -------------
Purchases                   $2,739,426          $2,388,329         $  377,218          $  720,979          $2,131,157
                            ==========          ==========         ==========          ==========          ==========
Sales                       $   26,287          $   92,109         $    8,074          $   13,026          $   78,936
                            ==========          ==========         ==========          ==========          ==========

                          EMERGING                                                INTERNATIONAL         EMERGING
                       MARKETS EQUITY        CORE FIXED         HIGH YIELD        FIXED INCOME        MARKETS DEBT
                            FUND            INCOME FUND          BOND FUND            FUND                FUND
                       --------------       -----------         ----------        -------------       ------------
Purchases                $  837,163          $5,276,621         $  399,271         $  591,085          $  201,813
                         ==========          ==========         ==========         ==========          ==========
Sales                    $   59,149          $   47,766         $    3,850         $   13,542          $    6,297
                         ==========          ==========         ==========         ==========          ==========

During the period ended December 31, 2000, purchases (including dividend reinvestment) and proceeds from sales of Metropolitan Series Fund, Inc. were as follows:

                           JANUS MID-CAP           T. ROWE PRICE LARGE          T. ROWE PRICE SMALL
                             PORTFOLIO            CAP GROWTH PORTFOLIO         CAP GROWTH PORTFOLIO
                           -------------          --------------------         --------------------
Purchases                    $4,796,167                $1,471,017                   $  780,160
                             ==========                ==========                   ==========
Sales                        $  354,997                $  296,291                   $  115,186
                             ==========                ==========                   ==========

During the period ended December 31, 2000, purchases (including dividend reinvestment) and proceeds from sales of New England Zenith Fund were as follows:

                                  ALGER EQUITY
                                  GROWTH SERIES
                                  -------------
Purchases                          $ 2,359,639
                                   ===========
Sales                              $   376,138
                                   ===========

NOTE 6 - ACCUMULATION UNIT ACTIVITY

The following is a summary of the accumulation unit activity:

                                                                       For the years ended December 31, 2000, 1999, 1998
                                                                S & P 500 INDEX FUND DIVISION        MONEY MARKET FUND DIVISION
                                                             ----------------------------------  ----------------------------------
                                                                 2000        1999        1998        2000        1999        1998
                                                             ----------------------------------  ----------------------------------
VARIABLE UNIVERSAL LIFE - 95
      Deposits                                                   33,287      40,318      53,610      11,813      56,074      63,693
      Withdrawals                                               (61,937)    (51,800)    (44,959)    (44,926)    (31,779)    (66,600)
      Outstanding units, beginning of year                      233,474     244,956     236,305      68,091      43,796      46,703
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            204,824     233,474     244,956      34,978      68,091      43,796
                                                             ==================================  ==================================

VARIABLE GENERAL SELECT PLUS
      Deposits                                                  184,201     143,955     313,540     161,565     636,987   1,380,901
      Withdrawals                                              (148,584)   (105,975)    (55,730)   (265,969)   (500,114) (1,744,430)
      Outstanding units, beginning of year                      544,284     506,304     248,494     309,197     172,324     535,853
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            579,901     544,284     506,304     204,793     309,197     172,324
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE - 100
      Deposits                                                  142,514     195,193     384,015      70,296     343,675     825,392
      Withdrawals                                              (112,424)   (130,533)    (89,826)   (106,128)   (400,299)   (824,924)
      Outstanding units, beginning of year                      651,714     587,054     292,865     109,972     166,596     166,128
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            681,804     651,714     587,054      74,140     109,972     166,596
                                                             ==================================  ==================================

RUSSELL VARIABLE UNIVERSAL LIFE
      Deposits                                                        -           -           -           -           -      36,281
      Withdrawals                                                     -           -           -           -           -     (44,828)
      Outstanding units, beginning of year                            -           -           -           -           -       8,547
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                                  -           -           -           -           -           -
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                  930,635     493,771      12,188   2,862,494   1,665,714     190,317
      Withdrawals                                              (320,877)    (59,617)       (256) (2,445,139) (1,553,256)    (40,880)
      Outstanding units, beginning of year                      446,086      11,932           -     261,895     149,437           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                          1,055,844     446,086      11,932     679,250     261,895     149,437
                                                             ==================================  ==================================

JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                  114,497      93,119         105     206,688     206,783      27,427
      Withdrawals                                               (42,669)    (23,926)         (2)   (167,356)   (195,215)     (3,565)
      Outstanding units, beginning of year                       69,296         103           -      35,430      23,862           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            141,124      69,296         103      74,762      35,430      23,862
                                                             ==================================  ==================================

DESTINY
      Deposits                                                   96,990           -           -     106,857           -           -
      Withdrawals                                                (4,877)          -           -     (56,407)          -           -
      Outstanding units, beginning of year                            -           -           -           -           -           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             92,113           -           -      50,450           -           -
                                                             ==================================  ==================================

NOTE 6 - ACCUMULATION UNIT ACTIVITY

The following is a summary of the accumulation unit activity:

                                                                       For the years ended December 31, 2000, 1999, 1998
                                                                  BOND INDEX FUND DIVISION          MANAGED EQUITY FUND DIVISION
                                                             ----------------------------------  ----------------------------------
                                                                 2000        1999        1998         2000        1999        1998
                                                             ----------------------------------  ----------------------------------
VARIABLE UNIVERSAL LIFE - 95
      Deposits                                                   14,182      19,306      25,406      13,741      12,253      16,942
      Withdrawals                                               (41,347)    (14,321)    (12,912)    (23,918)    (14,768)    (13,618)
      Outstanding units, beginning of year                      114,933     109,948      97,454      93,519      96,034      92,710
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             87,768     114,933     109,948      83,342      93,519      96,034
                                                             ==================================  ==================================

VARIABLE GENERAL SELECT PLUS
      Deposits                                                   52,544      23,730      29,830      11,021      11,280      12,156
      Withdrawals                                               (20,011)     (9,825)     (9,429)     (7,918)     (6,022)     (8,587)
      Outstanding units, beginning of year                       84,706      70,801      50,400      46,308      41,050      37,481
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            117,239      84,706      70,801      49,411      46,308      41,050
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE - 100
      Deposits                                                   22,020      63,648      84,402      22,745      34,949      40,129
      Withdrawals                                               (33,899)    (30,779)    (26,455)    (28,299)    (16,792)    (15,741)
      Outstanding units, beginning of year                      146,452     113,583      55,636      86,947      68,790      44,402
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            134,573     146,452     113,583      81,393      86,947      68,790
                                                             ==================================  ==================================

RUSSELL VARIABLE UNIVERSAL LIFE
      Deposits                                                        -           -           -           -           -           -
      Withdrawals                                                     -           -           -           -           -           -
      Outstanding units, beginning of year                            -           -           -           -           -           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                                  -           -           -           -           -           -
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                   60,429      65,154         558      21,711      23,377         727
      Withdrawals                                               (32,460)    (23,294)         (5)     (8,506)     (2,443)        (13)
      Outstanding units, beginning of year                       42,413         553           -      21,648         714           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             70,382      42,413         553      34,853      21,648         714
                                                             ==================================  ==================================

JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                    4,791       6,676          88       1,581       3,213           -
      Withdrawals                                                  (982)       (270)         (2)     (2,240)       (169)          -
      Outstanding units, beginning of year                        6,492          86           -       3,044           -           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             10,301       6,492          86       2,385       3,044           -
                                                             ==================================  ==================================

DESTINY
      Deposits                                                   82,617           -           -       4,305           -           -
      Withdrawals                                                (1,021)          -           -        (256)          -           -
      Outstanding units, beginning of year                            -           -           -           -           -           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             81,596           -           -       4,049           -           -
                                                             ==================================  ==================================

NOTE 6 - ACCUMULATION UNIT ACTIVITY

The following is a summary of the accumulation unit activity:

                                                                       For the years ended December 31, 2000, 1999, 1998
                                                               ASSET ALLOCATION FUND DIVISION    INTERNATIONAL INDEX FUND DIVISION
                                                             ----------------------------------  ----------------------------------
                                                                 2000        1999        1998        2000        1999        1998
                                                             ----------------------------------  ----------------------------------
VARIABLE UNIVERSAL LIFE - 95
      Deposits                                                   27,538      36,270      44,015      22,272      24,166      35,296
      Withdrawals                                               (31,239)    (37,511)    (32,243)    (62,842)    (30,239)    (36,243)
      Outstanding units, beginning of year                      293,369     294,610     282,838     168,206     174,279     175,226
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            289,668     293,369     294,610     127,636     168,206     174,279
                                                             ==================================  ==================================

VARIABLE GENERAL SELECT PLUS
      Deposits                                                   12,758      62,080      29,160      17,446      15,664      42,140
      Withdrawals                                               (19,909)    (56,513)    (24,120)    (18,512)    (11,959)    (34,648)
      Outstanding units, beginning of year                       83,114      77,547      72,507      81,255      77,550      70,058
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             75,963      83,114      77,547      80,189      81,255      77,550
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE - 100
      Deposits                                                   36,065      58,534      49,412      33,049      43,793      54,490
      Withdrawals                                               (36,819)    (25,963)    (16,133)    (56,168)    (41,530)    (20,835)
      Outstanding units, beginning of year                      120,924      88,353      55,074     119,341     117,078      83,423
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            120,170     120,924      88,353      96,222     119,341     117,078
                                                             ==================================  ==================================

RUSSELL VARIABLE UNIVERSAL LIFE
      Deposits                                                        -           -           -           -           -           -
      Withdrawals                                                     -           -           -           -           -           -
      Outstanding units, beginning of year                            -           -           -           -           -           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                                  -           -           -           -           -           -
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                   89,917      77,838       1,037      43,535      19,887         710
      Withdrawals                                               (11,134)     (1,877)        (14)    (14,090)     (2,009)        (17)
      Outstanding units, beginning of year                       76,984       1,023           -      18,571         693           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            155,767      76,984       1,023      48,016      18,571         693
                                                             ==================================  ==================================

JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                    8,107      10,560           -       3,193       4,680          83
      Withdrawals                                                (2,735)       (432)           -       (656)       (245)         (2)
      Outstanding units, beginning of year                       10,128           -           -       4,516          81           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             15,500      10,128           -       7,053       4,516          81
                                                             ==================================  ==================================

DESTINY
      Deposits                                                   14,860           -           -      13,906           -           -
      Withdrawals                                                  (198)          -           -        (138)          -           -
      Outstanding units, beginning of year                            -           -           -           -           -           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             14,662           -           -      13,768           -           -
                                                             ==================================  ==================================

NOTE 6 - ACCUMULATION UNIT ACTIVITY

The following is a summary of the accumulation unit activity:

                                                                       For the years ended December 31, 2000, 1999, 1998
                                                                MID-CAP EQUITY FUND DIVISION       SMALL-CAP EQUITY FUND DIVISION
                                                             ----------------------------------  ----------------------------------
                                                                 2000        1999        1998        2000         1999        1998
                                                             ----------------------------------  ----------------------------------
VARIABLE UNIVERSAL LIFE - 95
      Deposits                                                   19,886      23,187      33,622       9,136       8,482      19,324
      Withdrawals                                               (70,742)    (35,782)    (32,360)    (22,364)     (7,148)     (5,547)
      Outstanding units, beginning of year                      162,788     175,383     174,121      50,288      48,954      35,177
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            111,932     162,788     175,383      37,060      50,288      48,954
                                                             ==================================  ==================================

VARIABLE GENERAL SELECT PLUS
      Deposits                                                   27,434      23,177      58,976      46,994      45,417      65,121
      Withdrawals                                               (19,303)    (31,804)    (28,754)    (39,981)    (23,263)    (23,984)
      Outstanding units, beginning of year                       99,514     108,141      77,919      93,318      71,164      30,027
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            107,645      99,514     108,141     100,331      93,318      71,164
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE - 100
      Deposits                                                   30,205      46,286      56,900      48,174      43,499      70,656
      Withdrawals                                               (41,286)    (40,979)    (22,387)    (34,576)    (38,432)    (10,421)
      Outstanding units, beginning of year                       93,049      87,742      53,229      87,872      82,805      22,570
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             81,968      93,049      87,742     101,470      87,872      82,805
                                                             ==================================  ==================================

RUSSELL VARIABLE UNIVERSAL LIFE
      Deposits                                                        -           -           -           -           -           -
      Withdrawals                                                     -           -           -           -           -           -
      Outstanding units, beginning of year                            -           -           -           -           -           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                                  -           -           -           -           -           -
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                   60,254      27,940         595      38,571      30,720         644
      Withdrawals                                               (22,575)     (2,928)        (23)    (14,319)     (4,697)        (25)
      Outstanding units, beginning of year                       25,584         572           -      26,642         619           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             63,263      25,584         572      50,894      26,642         619
                                                             ==================================  ==================================

JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                    4,320       4,042         168       4,717       6,826         168
      Withdrawals                                                (1,378)       (574)         (5)     (1,761)     (1,009)         (5)
      Outstanding units, beginning of year                        3,631         163           -       5,980         163           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                              6,573       3,631         163       8,936       5,980         163
                                                             ==================================  ==================================

DESTINY
      Deposits                                                        -           -           -       4,791           -           -
      Withdrawals                                                     -           -           -         (68)          -           -
      Outstanding units, beginning of year                            -           -           -           -           -           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                                  -           -           -       4,723           -           -
                                                             ==================================  ==================================

NOTE 6 - ACCUMULATION UNIT ACTIVITY

The following is a summary of the accumulation unit activity:

                                                                       For the years ended December 31, 2000, 1999, 1998
                                                                EQUITY INCOME FUND DIVISION             GROWTH FUND DIVISION
                                                             ----------------------------------  ----------------------------------
                                                                 2000        1999        1998        2000        1999        1998
                                                             ----------------------------------  ----------------------------------
VARIABLE UNIVERSAL LIFE - 95
      Deposits                                                   42,664      54,849      59,416      55,269      58,832      69,876
      Withdrawals                                               (86,784)    (72,847)    (47,519)    (79,784)    (78,887)    (72,411)
      Outstanding units, beginning of year                      286,243     304,241     292,344     385,323     405,378     407,913
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            242,123     286,243     304,241     360,808     385,323     405,378
                                                             ==================================  ==================================

VARIABLE GENERAL SELECT PLUS
      Deposits                                                   53,398      97,662      99,382     133,086     158,244      99,249
      Withdrawals                                              (126,253)    (67,788)    (42,509)   (117,476)    (93,901)    (40,684)
      Outstanding units, beginning of year                      312,888     283,014     226,141     450,926     386,583     328,018
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            240,033     312,888     283,014     466,536     450,926     386,583
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE - 100
      Deposits                                                   78,937      99,022     179,653     101,587     158,445     226,944
      Withdrawals                                               (89,636)    (79,710)   (166,343)   (117,214)   (109,918)   (114,919)
      Outstanding units, beginning of year                      314,896     295,584     282,274     522,933     474,406     362,381
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            304,197     314,896     295,584     507,306     522,933     474,406
                                                             ==================================  ==================================

RUSSELL VARIABLE UNIVERSAL LIFE
      Deposits                                                        -           -           -           -           -           -
      Withdrawals                                                     -           -           -           -           -           -
      Outstanding units, beginning of year                            -           -           -           -           -           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                                  -           -           -           -           -           -
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                  129,840     113,215       2,270     525,857     250,110       3,901
      Withdrawals                                               (45,464)     (8,208)       (115)    (89,563)    (21,492)       (108)
      Outstanding units, beginning of year                      107,162       2,155           -     232,411       3,793           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            191,538     107,162       2,155     668,705     232,411       3,793
                                                             ==================================  ==================================

JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                   13,463      16,121         247      37,077      26,076          79
      Withdrawals                                                (2,579)       (856)         (7)     (6,264)     (1,917)         (2)
      Outstanding units, beginning of year                       15,505         240           -      24,236          77           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             26,389      15,505         240      55,049      24,236          77
                                                             ==================================  ==================================

DESTINY
      Deposits                                                   38,872           -           -     249,784           -           -
      Withdrawals                                                  (700)          -           -      (5,813)          -           -
      Outstanding units, beginning of year                            -           -           -           -           -           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             38,172           -           -     243,971           -           -
                                                             ==================================  ==================================

NOTE 6 - ACCUMULATION UNIT ACTIVITY

The following is a summary of the accumulation unit activity:

                                                                       For the years ended December 31, 2000, 1999, 1998
                                                                   OVERSEAS FUND DIVISION            ASSET MANAGER FUND DIVISION
                                                             ----------------------------------  ----------------------------------
                                                                 2000        1999        1998         2000        1999        1998
                                                             ----------------------------------  ----------------------------------
VARIABLE UNIVERSAL LIFE - 95
      Deposits                                                   28,844      32,130      46,762       2,383       6,173       7,584
      Withdrawals                                               (61,068)    (38,877)    (41,684)     (1,813)     (4,532)       (605)
      Outstanding units, beginning of year                      240,894     247,641     242,563      10,752       9,111       2,132
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            208,670     240,894     247,641      11,322      10,752       9,111
                                                             ==================================  ==================================

VARIABLE GENERAL SELECT PLUS
      Deposits                                                  137,425      50,014      60,426       3,850      14,236       7,255
      Withdrawals                                               (63,984)    (24,381)    (48,932)     (2,687)     (4,489)       (423)
      Outstanding units, beginning of year                      205,835     180,202     168,708      24,259      14,512       7,680
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            279,276     205,835     180,202      25,422      24,259      14,512
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE - 100
      Deposits                                                   55,254      47,585      62,350      15,288      34,209      30,521
      Withdrawals                                               (36,661)    (52,739)    (27,368)    (15,149)    (21,189)     (9,795)
      Outstanding units, beginning of year                      130,771     135,925     100,943      63,821      50,801      30,075
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            149,364     130,771     135,925      63,960      63,821      50,801
                                                             ==================================  ==================================

RUSSELL VARIABLE UNIVERSAL LIFE
      Deposits                                                        -           -           -           -           -           -
      Withdrawals                                                     -           -           -           -           -           -
      Outstanding units, beginning of year                            -           -           -           -           -           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                                  -           -           -           -           -           -
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                  115,959      39,237         601      35,871      53,511         697
      Withdrawals                                               (21,743)     (3,669)        (18)    (10,794)     (4,287)        (62)
      Outstanding units, beginning of year                       36,151         583           -      49,859         635           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            130,367      36,151         583      74,936      49,859         635
                                                             ==================================  ==================================

JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                    4,720       3,258         168       1,206         431           -
      Withdrawals                                                (1,089)       (466)         (5)        (22)       (302)          -
      Outstanding units, beginning of year                        2,955         163           -         129           -           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                              6,586       2,955         163       1,313         129           -
                                                             ==================================  ==================================

DESTINY
      Deposits                                                   14,230           -           -      15,883           -           -
      Withdrawals                                                  (146)          -           -        (188)          -           -
      Outstanding units, beginning of year                            -           -           -           -           -           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             14,084           -           -      15,695           -           -
                                                             ==================================  ==================================

NOTE 6 - ACCUMULATION UNIT ACTIVITY

The following is a summary of the accumulation unit activity:

                                                                                 For the period
                                                                                   May 1, 2000
                                                      For the years ended        (inception) to          For the years ended
                                                 December 31, 2000, 1999, 1998  December 31, 2000   December 31, 2000, 1999, 1998
                                                         HIGH INCOME                 MID CAP            WORLDWIDE HARD ASSETS
                                                        FUND DIVISION             FUND DIVISION             FUND DIVISION
                                              ----------------------------------  -------------  ----------------------------------
                                                  2000        1999        1998         2000           2000        1999        1998
                                              ----------------------------------  -------------  ----------------------------------
VARIABLE UNIVERSAL LIFE - 95
      Deposits                                     3,219       2,853       6,498        5,741         2,465         865       3,234
      Withdrawals                                 (3,425)    (11,513)     (2,233)        (110)       (4,251)     (1,622)     (3,278)
      Outstanding units, beginning of year        14,177      22,837      18,572            -         9,525      10,282      10,326
                                              ----------------------------------    ---------    ----------------------------------
      Outstanding units, end of year              13,971      14,177      22,837        5,631         7,739       9,525      10,282
                                              ==================================    =========    ==================================

VARIABLE GENERAL SELECT PLUS
      Deposits                                   108,376      21,266      28,629       22,139           999       4,811         513
      Withdrawals                                (30,742)    (47,125)     (5,891)        (413)       (3,070)       (312)       (937)
      Outstanding units, beginning of year        61,511      87,370      64,632            -         6,967       2,468       2,892
                                              ----------------------------------    ---------    ----------------------------------
      Outstanding units, end of year             139,145      61,511      87,370       21,726         4,896       6,967       2,468
                                              ==================================    =========    ==================================

VARIABLE UNIVERSAL LIFE - 100
      Deposits                                    71,523     143,496      57,671        2,604         4,772       7,343       8,405
      Withdrawals                                (26,940)    (64,124)    (17,259)         (72)       (3,862)     (6,724)     (3,275)
      Outstanding units, beginning of year       189,022     109,650      69,238            -        16,322      15,703      10,573
                                              ----------------------------------    ---------    ----------------------------------
      Outstanding units, end of year             233,605     189,022     109,650        2,532        17,232      16,322      15,703
                                              ==================================    =========    ==================================

RUSSELL VARIABLE UNIVERSAL LIFE
      Deposits                                         -           -           -            -             -           -           -
      Withdrawals                                      -           -           -            -             -           -           -
      Outstanding units, beginning of year             -           -           -            -             -           -           -
                                              ----------------------------------    ---------    ----------------------------------
      Outstanding units, end of year                   -           -           -            -             -           -           -
                                              ==================================    =========    ==================================

VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                   106,480      44,520       1,163       42,150         2,255         950          11
      Withdrawals                                (16,180)     (3,941)        (29)        (866)         (458)       (124)          -
      Outstanding units, beginning of year        41,713       1,134           -            -           837          11           -
                                              ----------------------------------    ---------    ----------------------------------
      Outstanding units, end of year             132,013      41,713       1,134       41,284         2,634         837          11
                                              ==================================    =========    ==================================

JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE
  INSURANCE - 2000
      Deposits                                     6,522       6,839         175        5,081           230           -           -
      Withdrawals                                 (7,169)     (1,080)         (5)        (135)          (23)          -           -
      Outstanding units, beginning of year         5,929         170           -            -             -           -           -
                                              ----------------------------------    ---------    ----------------------------------
      Outstanding units, end of year               5,282       5,929         170        4,946           207           -           -
                                              ==================================    =========    ==================================

DESTINY
      Deposits                                    29,414           -           -            -             -           -           -
      Withdrawals                                   (345)          -           -            -             -           -           -
      Outstanding units, beginning of year             -           -           -            -             -           -           -
                                              ----------------------------------    ---------    ----------------------------------
      Outstanding units, end of year              29,069           -           -            -             -           -           -
                                              ==================================    =========    ==================================

NOTE 6 - ACCUMULATION UNIT ACTIVITY

The following is a summary of the accumulation unit activity:

                                                                       For the years ended December 31, 2000, 1999, 1998
                                                                 WORLDWIDE EMERGING MARKETS             MULTI-STYLE EQUITY
                                                                        FUND DIVISION                      FUND DIVISION
                                                             ----------------------------------  ----------------------------------
                                                                 2000         1999       1998        2000        1999        1998
                                                             ----------------------------------  ----------------------------------
VARIABLE UNIVERSAL LIFE - 95
      Deposits                                                   13,687       4,159          -       12,517      25,719      15,537
      Withdrawals                                                (7,982)     (1,480)         -      (14,696)     (2,365)       (679)
      Outstanding units, beginning of year                        2,679           -          -       38,212      14,858           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                              8,384       2,679          -       36,033      38,212      14,858
                                                             ==================================  ==================================

VARIABLE GENERAL SELECT PLUS
      Deposits                                                  124,118       9,565          -      110,156     167,069     456,763
      Withdrawals                                               (28,100)        (62)         -     (296,295)    (72,422)    (30,453)
      Outstanding units, beginning of year                        9,503           -          -      567,887     473,240      46,930
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            105,521       9,503          -      381,748     567,887     473,240
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE - 100
      Deposits                                                   14,141      11,327          -       16,931      56,809       8,637
      Withdrawals                                                (2,494)     (9,704)         -       (7,993)    (22,765)     (1,360)
      Outstanding units, beginning of year                        1,623           -          -       41,321       7,277           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             13,270       1,623          -       50,259      41,321       7,277
                                                             ==================================  ==================================

RUSSELL VARIABLE UNIVERSAL LIFE
      Deposits                                                        -           -          -        3,561       9,282      81,464
      Withdrawals                                                     -           -          -     (124,397)     (8,686)     (9,164)
      Outstanding units, beginning of year                            -           -          -      224,387     223,791     151,491
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                                  -           -          -      103,551     224,387     223,791
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                   11,355       1,992        159       54,565      59,760       4,052
      Withdrawals                                                (2,800)       (453)        (9)     (21,677)     (8,199)       (101)
      Outstanding units, beginning of year                        1,689         150          -       55,512       3,951           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             10,244       1,689        150       88,400      55,512       3,951
                                                             ==================================  ==================================

JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                    1,158         345          -        9,113       7,599         410
      Withdrawals                                                  (179)        (28)         -       (1,625)       (838)        (12)
      Outstanding units, beginning of year                          317           -          -        7,159         398           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                              1,296         317          -       14,647       7,159         398
                                                             ==================================  ==================================

DESTINY
      Deposits                                                   10,214           -          -            -           -           -
      Withdrawals                                                  (132)          -          -            -           -           -
      Outstanding units, beginning of year                            -           -          -            -           -           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             10,082           -          -            -           -           -
                                                             ==================================  ==================================

NOTE 6 - ACCUMULATION UNIT ACTIVITY

The following is a summary of the accumulation unit activity:

                                                                       For the years ended December 31, 2000, 1999, 1998
                                                                   CORE BOND FUND DIVISION         AGGRESSIVE EQUITY FUND DIVISION
                                                             ----------------------------------  ----------------------------------
                                                                 2000        1999        1998        2000        1999        1998
                                                             ----------------------------------  ----------------------------------
VARIABLE UNIVERSAL LIFE - 95
      Deposits                                                    7,715       2,587       4,116       8,148       6,833      14,484
      Withdrawals                                                (4,129)       (335)        (46)    (11,180)     (1,715)       (592)
      Outstanding units, beginning of year                        6,322       4,070           -      19,010      13,892           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                              9,908       6,322       4,070      15,978      19,010      13,892
                                                             ==================================  ==================================

VARIABLE GENERAL SELECT PLUS
      Deposits                                                  177,929     310,229     450,004      35,572      62,730     192,091
      Withdrawals                                              (633,634)    (60,786)    (73,816)    (74,328)    (59,340)    (43,602)
      Outstanding units, beginning of year                      647,045     397,602      21,414     176,979     173,589      25,100
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            191,340     647,045     397,602     138,223     176,979     173,589
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE - 100
      Deposits                                                    3,373      39,861         807      10,826      16,636       3,083
      Withdrawals                                                (2,173)    (32,644)       (123)     (4,680)     (4,051)       (414)
      Outstanding units, beginning of year                        7,901         684           -      15,254       2,669           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                              9,101       7,901         684      21,400      15,254       2,669
                                                             ==================================  ==================================

RUSSELL VARIABLE UNIVERSAL LIFE
      Deposits                                                    2,312       3,615      91,724       3,445       8,286      34,380
      Withdrawals                                              (151,676)    (10,478)    (10,534)    (44,016)     (3,252)     (3,034)
      Outstanding units, beginning of year                      158,452     165,315      84,125     111,536     106,502      75,156
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                              9,088     158,452     165,315      70,965     111,536     106,502
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                    9,046      36,182         788      41,603      36,276       3,760
      Withdrawals                                               (10,117)     (9,781)         (9)    (11,027)     (5,039)        (70)
      Outstanding units, beginning of year                       27,180         779           -      34,927       3,690           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             26,109      27,180         779      65,503      34,927       3,690
                                                             ==================================  ==================================

JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                    2,577       6,321         169       2,756       3,172           -
      Withdrawals                                                  (365)       (255)         (5)       (676)       (464)          -
      Outstanding units, beginning of year                        6,230         164           -       2,708           -           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                              8,442       6,230         164       4,788       2,708           -
                                                             ==================================  ==================================

DESTINY
      Deposits                                                        -           -           -           -           -           -
      Withdrawals                                                     -           -           -           -           -           -
      Outstanding units, beginning of year                            -           -           -           -           -           -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                                  -           -           -           -           -           -
                                                             ==================================  ==================================

NOTE 6 - ACCUMULATION UNIT ACTIVITY

The following is a summary of the accumulation unit activity:

                                                                       For the years ended December 31, 2000, 1999, 1998
                                                                    NON-US FUND DIVISION            INCOME & GROWTH FUND DIVISION
                                                             ----------------------------------  ----------------------------------
                                                                 2000        1999        1998        2000         1999       1998
                                                             ----------------------------------  ----------------------------------
VARIABLE UNIVERSAL LIFE - 95
      Deposits                                                    1,589       7,044      10,028      70,803       2,824          -
      Withdrawals                                                (9,310)     (1,673)       (208)     (2,574)        (24)         -
      Outstanding units, beginning of year                       15,191       9,820           -       2,800           -          -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                              7,470      15,191       9,820      71,029       2,800          -
                                                             ==================================  ==================================

VARIABLE GENERAL SELECT PLUS
      Deposits                                                   41,902      33,941     188,887      12,980       1,838          -
      Withdrawals                                               (47,227)    (26,047)    (29,735)     (1,578)        (21)         -
      Outstanding units, beginning of year                      195,624     187,730      28,578       1,817           -          -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            190,299     195,624     187,730      13,219       1,817          -
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE - 100
      Deposits                                                    4,500      21,192       1,576      50,223      19,391          -
      Withdrawals                                                (2,011)    (12,838)       (127)     (6,050)    (16,959)         -
      Outstanding units, beginning of year                        9,803       1,449           -       2,432           -          -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             12,292       9,803       1,449      46,605       2,432          -
                                                             ==================================  ==================================

RUSSELL VARIABLE UNIVERSAL LIFE
      Deposits                                                    1,931       3,570      56,596           -           -          -
      Withdrawals                                               (88,465)     (6,141)     (5,688)          -           -          -
      Outstanding units, beginning of year                       97,420      99,991      49,083           -           -          -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             10,886      97,420      99,991           -           -          -
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                   11,476      14,411         885     113,669      48,580        631
      Withdrawals                                                (6,505)     (2,475)        (16)    (19,211)     (5,275)       (16)
      Outstanding units, beginning of year                       12,805         869           -      43,920         615          -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             17,776      12,805         869     138,378      43,920        615
                                                             ==================================  ==================================

JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                    3,429       2,535         165       4,089       3,433          -
      Withdrawals                                                  (331)       (262)         (5)     (1,349)       (541)         -
      Outstanding units, beginning of year                        2,433         160           -       2,892           -          -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                              5,531       2,433         160       5,632       2,892          -
                                                             ==================================  ==================================

DESTINY
      Deposits                                                        -           -           -      62,201           -          -
      Withdrawals                                                     -           -           -        (705)          -          -
      Outstanding units, beginning of year                            -           -           -           -           -          -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                                  -           -           -      61,496           -          -
                                                             ==================================  ==================================

NOTE 6 - ACCUMULATION UNIT ACTIVITY

The following is a summary of the accumulation unit activity:

                                                                       For the years ended December 31, 2000, 1999, 1998
                                                                 INTERNATIONAL FUND DIVISION             VALUE FUND DIVISION
                                                             ----------------------------------  ----------------------------------
                                                                 2000         1999       1998         2000        1999       1998
                                                             ----------------------------------  ----------------------------------
VARIABLE UNIVERSAL LIFE - 95
      Deposits                                                   24,727       1,001          -        5,319           -          -
      Withdrawals                                                (2,253)         (3)         -          (63)          -          -
      Outstanding units, beginning of year                          998           -          -            -           -          -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             23,472         998          -        5,256           -          -
                                                             ==================================  ==================================

VARIABLE GENERAL SELECT PLUS
      Deposits                                                   69,935       5,156          -        5,829         805          -
      Withdrawals                                               (23,220)       (625)         -       (1,023)        (10)         -
      Outstanding units, beginning of year                        4,531           -          -          795           -          -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             51,246       4,531          -        5,601         795          -
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE - 100
      Deposits                                                   34,342      17,730          -       18,220      10,510          -
      Withdrawals                                                (3,563)    (10,629)         -       (5,921)    (10,510)         -
      Outstanding units, beginning of year                        7,101           -          -            -           -          -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             37,880       7,101          -       12,299           -          -
                                                             ==================================  ==================================

RUSSELL VARIABLE UNIVERSAL LIFE
      Deposits                                                        -           -          -            -           -          -
      Withdrawals                                                     -           -          -            -           -          -
      Outstanding units, beginning of year                            -           -          -            -           -          -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                                  -           -          -            -           -          -
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                  165,627      24,488         92       23,784       9,149        360
      Withdrawals                                               (18,355)     (2,024)        (7)      (5,111)     (1,376)        (3)
      Outstanding units, beginning of year                       22,549          85          -        8,130         357          -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                            169,821      22,549         85       26,803       8,130        357
                                                             ==================================  ==================================

JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                    4,046       1,188          -          759         302          -
      Withdrawals                                                  (655)       (114)         -         (178)        (62)         -
      Outstanding units, beginning of year                        1,074           -          -          240           -          -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                              4,465       1,074          -          821         240          -
                                                             ==================================  ==================================

DESTINY
      Deposits                                                   55,187           -          -       80,878           -          -
      Withdrawals                                                  (604)          -          -         (946)          -          -
      Outstanding units, beginning of year                            -           -          -            -           -          -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             54,583           -          -       79,932           -          -
                                                             ==================================  ==================================

NOTE 6 - ACCUMULATION UNIT ACTIVITY

The following is a summary of the accumulation unit activity:

                                                                       For the years ended December 31, 2000, 1999, 1998
                                                                        BOND PORTFOLIO                SMALL COMPANY PORTFOLIO
                                                                        FUND DIVISION                       FUND DIVISION
                                                             ----------------------------------  ----------------------------------
                                                                  2000        1999       1998        2000         1999       1998
                                                             ----------------------------------  ----------------------------------
VARIABLE UNIVERSAL LIFE - 95
      Deposits                                                       53         896          -       22,672       4,033          -
      Withdrawals                                                   (41)       (543)         -       (8,157)     (1,453)         -
      Outstanding units, beginning of year                          353           -          -        2,580           -          -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                                365         353          -       17,095       2,580          -
                                                             ==================================  ==================================

VARIABLE GENERAL SELECT PLUS
      Deposits                                                    9,390         932          -       98,349      10,153          -
      Withdrawals                                                (2,467)         (6)         -      (22,565)        (62)         -
      Outstanding units, beginning of year                          926           -          -       10,091           -          -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                              7,849         926          -       85,875      10,091          -
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE - 100
      Deposits                                                      166         340          -       26,215       3,598          -
      Withdrawals                                                   (44)         (9)         -       (4,212)        (16)         -
      Outstanding units, beginning of year                          331           -          -        3,582           -          -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                                453         331          -       25,585       3,582          -
                                                             ==================================  ==================================

RUSSELL VARIABLE UNIVERSAL LIFE
      Deposits                                                        -           -          -            -           -          -
      Withdrawals                                                     -           -          -            -           -          -
      Outstanding units, beginning of year                            -           -          -            -           -          -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                                  -           -          -            -           -          -
                                                             ==================================  ==================================

VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                   52,183      12,486        330      113,296      22,053        292
      Withdrawals                                                (4,438)       (680)        (2)     (16,429)     (3,275)       (19)
      Outstanding units, beginning of year                       12,134         328          -       19,051         273          -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             59,879      12,134        328      115,918      19,051        273
                                                             ==================================  ==================================

JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                    1,917         528          -        6,064       3,035          -
      Withdrawals                                                (1,184)       (107)         -       (1,685)       (326)         -
      Outstanding units, beginning of year                          421           -          -        2,709           -          -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                              1,154         421          -        7,088       2,709          -
                                                             ==================================  ==================================

DESTINY
      Deposits                                                   31,780           -          -       82,889           -          -
      Withdrawals                                                  (266)          -          -         (929)          -          -
      Outstanding units, beginning of year                            -           -          -            -           -          -
                                                             ----------------------------------  ----------------------------------
      Outstanding units, end of year                             31,514           -          -       81,960           -          -
                                                             ==================================  ==================================


NOTE 6 - ACCUMULATION UNIT ACTIVITY

The following is a summary of the accumulation unit activity:

                                                        For the period April 10, 2000 (inception) to December 31, 2000
                                                                                                                         EMERGING
                                             LARGE CAP      LARGE CAP      SMALL CAP      SMALL CAP    INTERNATIONAL     MARKETS
                                               VALUE          GROWTH         VALUE          GROWTH         EQUITY         EQUITY
                                           FUND DIVISION  FUND DIVISION  FUND DIVISION  FUND DIVISION  FUND DIVISION  FUND DIVISION
                                           -------------  -------------  -------------  -------------  -------------  -------------
                                                2000           2000           2000           2000           2000           2000
                                           -------------  -------------  -------------  -------------  -------------  -------------
VARIABLE UNIVERSAL LIFE - 95
      Deposits                                    45,671         99,334          2,793         12,600         98,222         38,440
      Withdrawals                                 (1,419)        (1,742)          (310)          (199)        (1,825)          (807)
      Outstanding units, beginning of year             -                             -              -              -              -
                                           -------------  -------------  -------------  -------------  -------------  -------------
      Outstanding units, end of year              44,252         97,592          2,483         12,401         96,397         37,633
                                           =============  =============  =============  =============  =============  =============

VARIABLE GENERAL SELECT PLUS
      Deposits                                   111,916         16,290         13,566         20,501         11,380          2,902
      Withdrawals                                   (416)          (441)          (336)          (410)           (72)           (49)
      Outstanding units, beginning of year             -              -              -              -              -              -
                                           -------------  -------------  -------------  -------------  -------------  -------------
      Outstanding units, end of year             111,500         15,849         13,230         20,091         11,308          2,853
                                           =============  =============  =============  =============  =============  =============

VARIABLE UNIVERSAL LIFE - 100
      Deposits                                    30,742         65,941          2,360         15,003         71,515         22,143
      Withdrawals                                 (1,865)        (2,545)           (39)          (250)        (3,704)        (1,245)
      Outstanding units, beginning of year             -              -              -              -              -              -
                                           -------------  -------------  -------------  -------------  -------------  -------------
      Outstanding units, end of year              28,877         63,396          2,321         14,753         67,811         20,898
                                           =============  =============  =============  =============  =============  =============

RUSSELL VARIABLE UNIVERSAL LIFE
      Deposits                                         -              -              -              -              -              -
      Withdrawals                                      -              -              -              -              -              -
      Outstanding units, beginning of year             -              -              -              -              -              -
                                           -------------  -------------  -------------  -------------  -------------  -------------
      Outstanding units, end of year                   -              -              -              -              -              -
                                           =============  =============  =============  =============  =============  =============

VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                    80,543         66,982         15,120         22,443         42,066         30,791
      Withdrawals                                 (5,890)        (6,445)        (1,246)        (1,410)        (2,018)        (1,904)
      Outstanding units, beginning of year             -              -              -              -              -              -
                                           -------------  -------------  -------------  -------------  -------------  -------------
      Outstanding units, end of year              74,653         60,537         13,874         21,033         40,048         28,887
                                           =============  =============  =============  =============  =============  =============

JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE
  INSURANCE - 2000
      Deposits                                     6,177         10,134          1,171          3,312          4,436          4,494
      Withdrawals                                   (475)          (690)           (74)          (100)          (283)          (180)
      Outstanding units, beginning of year             -              -              -              -              -              -
                                           -------------  -------------  -------------  -------------  -------------  -------------
      Outstanding units, end of year               5,702          9,444          1,097          3,212          4,153          4,314
                                           =============  =============  =============  =============  =============  =============

DESTINY
      Deposits                                         -              -              -              -              -              -
      Withdrawals                                      -              -              -              -              -              -
      Outstanding units, beginning of year             -              -              -              -              -              -
                                           -------------  -------------  -------------  -------------  -------------  -------------
      Outstanding units, end of year                   -              -              -              -              -              -
                                           =============  =============  =============  =============  =============  =============


NOTE 6 - ACCUMULATION UNIT ACTIVITY

The following is a summary of the accumulation unit activity:

                                                   For the period April 10, 2000                For the period May 1, 2000
                                                 (inception) to December 31, 2000            (inception) to December 31, 2000
                                                                                                                      T. ROWE PRICE
                                            CORE FIXED     HIGH YIELD    INTERNATIONAL     EMERGING                     LARGE CAP
                                              INCOME          BOND        FIXED INCOME   MARKETS DEBT  JANUS MID-CAP     GROWTH
                                           FUND DIVISION  FUND DIVISION  FUND DIVISION  FUND DIVISION  FUND DIVISION  FUND DIVISION
                                           -------------  -------------  -------------  -------------  -------------  -------------
                                                2000           2000           2000           2000           2000           2000
                                           -------------  -------------  -------------  -------------  -------------  -------------
VARIABLE UNIVERSAL LIFE - 95
      Deposits                                    75,249          9,820          1,180            459         92,530         19,532
      Withdrawals                                 (2,645)          (126)           (64)           (49)       (10,717)        (9,253)
      Outstanding units, beginning of year             -              -              -              -              -              -
                                           -------------  -------------  -------------  -------------  -------------  -------------
      Outstanding units, end of year              72,604          9,694          1,116            410         81,813         10,279
                                           =============  =============  =============  =============  =============  =============

VARIABLE GENERAL SELECT PLUS
      Deposits                                   371,083          5,289         57,092         12,496        180,529         99,784
      Withdrawals                                 (1,353)           (28)          (206)           (45)       (21,461)       (17,827)
      Outstanding units, beginning of year             -              -              -              -              -              -
                                           -------------  -------------  -------------  -------------  -------------  -------------
      Outstanding units, end of year             369,730          5,261         56,886         12,451        159,068         81,957
                                           =============  =============  =============  =============  =============  =============

VARIABLE UNIVERSAL LIFE - 100
      Deposits                                    35,188         11,108             56          1,348         74,193         11,001
      Withdrawals                                 (1,899)           (99)            (1)           (52)        (3,514)        (1,758)
      Outstanding units, beginning of year             -              -              -              -              -              -
                                           -------------  -------------  -------------  -------------  -------------  -------------
      Outstanding units, end of year              33,289         11,009             55          1,296         70,679          9,243
                                           =============  =============  =============  =============  =============  =============

RUSSELL VARIABLE UNIVERSAL LIFE
      Deposits                                         -              -              -              -              -              -
      Withdrawals                                      -              -              -              -              -              -
      Outstanding units, beginning of year             -              -              -              -              -              -
                                           -------------  -------------  -------------  -------------  -------------  -------------
      Outstanding units, end of year                   -              -              -              -              -              -
                                           =============  =============  =============  =============  =============  =============

VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                    23,652         13,174          4,448          2,798        134,019         11,504
      Withdrawals                                 (1,113)          (489)          (395)          (159)        (4,222)          (611)
      Outstanding units, beginning of year             -              -              -              -              -              -
                                           -------------  -------------  -------------  -------------  -------------  -------------
      Outstanding units, end of year              22,539         12,685          4,053          2,639        129,797         10,893
                                           =============  =============  =============  =============  =============  =============

JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE
  INSURANCE - 2000
      Deposits                                     2,271            797            380            578          6,662            410
      Withdrawals                                   (130)           (30)           (45)           (34)          (221)           (32)
      Outstanding units, beginning of year             -              -              -              -              -              -
                                           -------------  -------------  -------------  -------------  -------------  -------------
      Outstanding units, end of year               2,141            767            335            544          6,441            378
                                           =============  =============  =============  =============  =============  =============

DESTINY
      Deposits                                         -              -              -              -              -              -
      Withdrawals                                      -              -              -              -              -              -
      Outstanding units, beginning of year             -              -              -              -              -              -
                                           -------------  -------------  -------------  -------------  -------------  -------------
      Outstanding units, end of year                   -              -              -              -              -              -
                                           =============  =============  =============  =============  =============  =============

NOTE 6 - ACCUMULATION UNIT ACTIVITY

The following is a summary of the accumulation unit activity:

                                                              For the period May 1, 2000
                                                           (inception) to December 31, 2000
                                                             T. ROWE PRICE    ALGER EQUITY
                                                           SMALL CAP GROWTH  GROWTH SERIES
                                                             FUND DIVISION   FUND DIVISION
                                                             -------------   -------------
                                                                  2000            2000
                                                             -------------   -------------
VARIABLE UNIVERSAL LIFE - 95
      Deposits                                                       3,787          46,149
      Withdrawals                                                     (129)        (10,389)
      Outstanding units, beginning of year                               -               -
                                                             -------------   -------------
      Outstanding units, end of year                                 3,658          35,760
                                                             =============   =============

VARIABLE GENERAL SELECT PLUS
      Deposits                                                      46,279         125,869
      Withdrawals                                                   (1,676)        (21,382)
      Outstanding units, beginning of year                               -               -
                                                             -------------   -------------
      Outstanding units, end of year                                44,603         104,487
                                                             =============   =============

VARIABLE UNIVERSAL LIFE - 100
      Deposits                                                       2,004          34,113
      Withdrawals                                                      (87)         (2,125)
      Outstanding units, beginning of year                               -               -
                                                             -------------   -------------
      Outstanding units, end of year                                 1,917          31,988
                                                             =============   =============

RUSSELL VARIABLE UNIVERSAL LIFE
      Deposits                                                           -               -
      Withdrawals                                                        -               -
      Outstanding units, beginning of year                               -               -
                                                             -------------   -------------
      Outstanding units, end of year                                     -               -
                                                             =============   =============

VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                      19,176          40,359
      Withdrawals                                                     (499)         (1,732)
      Outstanding units, beginning of year                               -               -
                                                             -------------   -------------
      Outstanding units, end of year                                18,677          38,627
                                                             =============   =============

JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000
      Deposits                                                       1,985             793
      Withdrawals                                                     (113)            (67)
      Outstanding units, beginning of year                               -               -
                                                             -------------   -------------
      Outstanding units, end of year                                 1,872             726
                                                             =============   =============

DESTINY
      Deposits                                                           -               -
      Withdrawals                                                        -               -
      Outstanding units, beginning of year                               -               -
                                                             -------------   -------------
      Outstanding units, end of year                                     -               -
                                                             =============   =============

NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT

Deposits into the Separate Account are used to purchase shares in the Capital Company, Variable Insurance Products Funds, Variable Insurance Products Fund II, Van Eck Worldwide Insurance Trust, Russell Insurance Funds, American Century Variable Portfolios, J.P. Morgan Series Trust II, SEI Insurance Products Trust, Metropolitan Series Fund, Inc., or New England Zenith Fund. Net deposits represent the amounts available for investment in such shares after deduction of sales charges, premium taxes, administrative costs, insurance, underwriting and acquisition expense, cost of insurance, and cost of optional benefits by rider. Realized and unrealized capital gains (losses) have been excluded from net deposits into the Separate Account because they have been included in increase (decrease) in net assets resulting from operations in the Statements of Changes in Net Assets.




 VARIABLE UNIVERSAL LIFE - 95

                                                       S & P 500 INDEX FUND DIVISION              MONEY MARKET FUND DIVISION
                                                   --------------------------------------    ------------------------------------
                                                     2000        1999            1998          2000        1999          1998
                                                   --------------------------------------    ------------------------------------

 Total gross deposits                                   -       185,198       1,456,349           -       70,185        813,595
 Transfers between fund divisions and
   General American                                     -        42,863         150,022           -      248,848       (578,617)
 Surrenders and withdrawals                             -      (254,901)       (471,926)          -       (1,251)        (1,674)
                                                   --------------------------------------    ------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                    -       (26,840)      1,134,445           -      317,782        233,304
                                                   --------------------------------------    ------------------------------------


 Deductions:
   Premium load charges                                 -        87,826         115,481           -       18,195         63,307
   Cost of insurance and administrative expenses        -        64,409         702,222           -        6,770        217,403
                                                   --------------------------------------    ------------------------------------

      Total deductions                                  -       152,235         817,703           -       24,965        280,710
                                                   --------------------------------------    ------------------------------------


 Net deposits into (withdrawals from)
   Separate Account                                     -      (179,075)        316,742           -      292,817        (47,406)
                                                   ======================================    ====================================

                                                                                                                        (continued)



 NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT


 VARIABLE UNIVERSAL LIFE - 95

                                                          BOND INDEX FUND DIVISION               MANAGED EQUITY FUND DIVISION
                                                   --------------------------------------    ------------------------------------
                                                     2000         1999           1998          2000       1999           1998
                                                   --------------------------------------    ------------------------------------

 Total gross deposits                                   -        61,294         443,018           -       62,997        364,076
 Transfers between fund divisions and
   General American                                     -       (33,145)         39,732           -        5,215          1,644
 Surrenders and withdrawals                             -          (762)        (48,407)          -       (8,463)       (48,475)
                                                   --------------------------------------    ------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                    -        27,387         434,343           -       59,749        317,245
                                                   --------------------------------------    ------------------------------------


 Deductions:
   Premium load charges                                 -        20,736          33,733           -       25,178         28,257
   Cost of insurance and administrative expenses        -         9,997         124,148           -       21,239        197,695
                                                   --------------------------------------    ------------------------------------

      Total deductions                                  -        30,733         157,881           -       46,417        225,952
                                                   --------------------------------------    ------------------------------------


 Net deposits into (withdrawals from)
  Separate Account                                      -        (3,346)        276,462           -       13,332         91,293
                                                   ======================================    ====================================

                                                                                                                        (continued)



 NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT

 VARIABLE UNIVERSAL LIFE - 95

                                                       ASSET ALLOCATION FUND DIVISION         INTERNATIONAL INDEX FUND DIVISION
                                                   --------------------------------------    ------------------------------------
                                                     2000        1999           1998           2000        1999          1998
                                                   --------------------------------------    ------------------------------------

 Total gross deposits                                   -       185,694       1,409,425           -       92,422        577,527
 Transfers between fund divisions and
   General American                                     -      (110,411)       (240,301)          -      (38,915)      (287,016)
 Surrenders and withdrawals                             -        (5,907)       (237,885)          -      (24,993)       (53,267)
                                                   --------------------------------------    ------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                    -        69,376         931,239           -       28,514        237,244
                                                   --------------------------------------    ------------------------------------


 Deductions:
   Premium load charges                                 -        71,154         101,603           -       32,153         45,221
   Cost of insurance and administrative expenses        -        38,489         453,887           -       18,992        203,189
                                                   --------------------------------------    ------------------------------------

      Total deductions                                  -       109,643         555,490           -       51,145        248,410
                                                   --------------------------------------    ------------------------------------


 Net deposits into (withdrawals from)
   Separate Account                                     -       (40,267)        375,749           -      (22,631)       (11,166)
                                                   ======================================    ====================================

                                                                                                                        (continued)



 NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT


 VARIABLE UNIVERSAL LIFE - 95

                                                        MID-CAP EQUITY FUND DIVISION            SMALL-CAP EQUITY FUND DIVISION
                                                   --------------------------------------    ------------------------------------
                                                     2000        1999           1998           2000        1999          1998
                                                   --------------------------------------    ------------------------------------

 Total gross deposits                                   -        73,750         535,140           -       14,728         92,984
 Transfers between fund divisions and
   General American                                     -       (11,030)       (161,251)          -      (24,848)       123,494
 Surrenders and withdrawals                             -       (23,853)        (60,979)          -            -        (13,142)
                                                   --------------------------------------    ------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                    -        38,867         312,910           -      (10,120)       203,336
                                                   --------------------------------------    ------------------------------------


 Deductions:
   Premium load charges                                 -        28,879          40,775           -        4,367          7,292
   Cost of insurance and administrative expenses        -        17,499         229,610           -        1,828         23,300
                                                   --------------------------------------    ------------------------------------

      Total deductions                                  -        46,378         270,385           -        6,195         30,592
                                                   --------------------------------------    ------------------------------------


 Net deposits into (withdrawals from)
   Separate Account                                     -        (7,511)         42,525           -      (16,315)       172,744
                                                   ======================================    ====================================

                                                                                                                        (continued)



 NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT


 VARIABLE UNIVERSAL LIFE - 95

                                                        EQUITY INCOME FUND DIVISION                  GROWTH FUND DIVISION
                                                   --------------------------------------    -------------------------------------
                                                     2000        1999           1998           2000        1999          1998
                                                   --------------------------------------    -------------------------------------

 Total gross deposits                                   -       198,741       1,154,929           -      241,466       1,514,732
 Transfers between fund divisions and
   General American                                     -      (227,879)        (50,446)          -     (157,307)       (487,503)
 Surrenders and withdrawals                             -      (163,472)       (247,987)          -     (316,618)       (324,276)
                                                   --------------------------------------    -------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                    -      (192,610)        856,496           -     (232,459)        702,953
                                                   --------------------------------------    -------------------------------------


 Deductions:
   Premium load charges                                 -        81,278          91,178           -      114,323         118,852
   Cost of insurance and administrative expenses        -        37,192         484,812           -       72,257         664,659
                                                   --------------------------------------    -------------------------------------

      Total deductions                                  -       118,470         575,990           -      186,580         783,511
                                                   --------------------------------------    -------------------------------------


 Net deposits into (withdrawals from)
   Separate Account                                     -      (311,080)        280,506           -     (419,039)        (80,558)
                                                   ======================================    =====================================

                                                                                                                        (continued)



 NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT


 VARIABLE UNIVERSAL LIFE - 95

                                                           OVERSEAS FUND DIVISION                 ASSET MANAGER FUND DIVISION
                                                   --------------------------------------    -----------------------------------
                                                     2000         1999          1998           2000        1999          1998
                                                   --------------------------------------    -----------------------------------

 Total gross deposits                                   -       105,041         792,155           -        9,248        28,935
 Transfers between fund divisions and
   General American                                     -       (65,913)       (249,954)          -       (1,899)       85,499
 Surrenders and withdrawals                             -        (1,091)        (84,661)          -            -        (1,077)
                                                   --------------------------------------    -----------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                    -        38,037         457,540           -        7,349       113,357
                                                   --------------------------------------    -----------------------------------


 Deductions:
   Premium load charges                                 -        47,051          60,018           -        3,698         2,699
   Cost of insurance and administrative expenses        -        28,789         304,803           -        1,120         8,127
                                                   --------------------------------------    -----------------------------------

      Total deductions                                  -        75,840         364,821           -        4,818        10,826
                                                   --------------------------------------    -----------------------------------


 Net deposits into (withdrawals from)
   Separate Account                                     -       (37,803)         92,719           -        2,531       102,531
                                                   ======================================    ===================================

                                                                                                                        (continued)



 NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT

 VARIABLE UNIVERSAL LIFE - 95

                                                         HIGH INCOME FUND DIVISION                MID CAP FUND DIVISION
                                                   --------------------------------------    -------------------------------
                                                     2000         1999           1998          2000       1999        1998
                                                   --------------------------------------    -------------------------------

 Total gross deposits                                   -         5,222          52,060           -          -           -
 Transfers between fund divisions and
   General American                                     -       (20,051)         34,487           -          -           -
 Surrenders and withdrawals                             -             -             (29)          -          -           -
                                                   --------------------------------------    -------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                    -       (14,829)         86,518           -          -           -
                                                   --------------------------------------    -------------------------------


 Deductions:
   Premium load charges                                 -         2,499           4,139           -          -           -
   Cost of insurance and administrative expenses        -         1,345          22,068           -          -           -
                                                   --------------------------------------    -------------------------------

      Total deductions                                  -         3,844          26,207           -          -           -
                                                   --------------------------------------    -------------------------------


 Net deposits into (withdrawals from)
   Separate Account                                     -       (18,673)         60,311           -          -           -
                                                   ======================================    ===============================

                                                                                                                        (continued)



 NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT

 VARIABLE UNIVERSAL LIFE - 95

                                                    WORLDWIDE HARD ASSETS FUND DIVISION    WORLDWIDE EMERGING MARKETS FUND DIVISION
                                                   --------------------------------------    -----------------------------------
                                                     2000         1999           1998          2000         1999          1998
                                                   --------------------------------------    -----------------------------------

 Total gross deposits                                   -            12          21,677           -           632            -
 Transfers between fund divisions and
   General American                                     -        (1,088)        (21,580)          -        26,701            -
 Surrenders and withdrawals                             -             -             (10)          -       (20,109)           -
                                                   --------------------------------------    -----------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                    -        (1,076)             87           -         7,224            -
                                                   --------------------------------------    -----------------------------------


 Deductions:
   Premium load charges                                 -           310           1,790           -            22            -
   Cost of insurance and administrative expenses        -           287           3,541           -           271            -
                                                   --------------------------------------    -----------------------------------

      Total deductions                                  -           597           5,331           -           293            -
                                                   --------------------------------------    -----------------------------------


 Net deposits into (withdrawals from)
   Separate Account                                     -        (1,673)         (5,244)          -         6,931            -
                                                   ======================================     ==================================

                                                                                                                        (continued)



 NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT

 VARIABLE UNIVERSAL LIFE - 95

                                                      MULTI-STYLE EQUITY FUND DIVISION            CORE BOND FUND DIVISION
                                                   -------------------------------------    ----------------------------------
                                                     2000        1999           1998          2000        1999         1998
                                                   -------------------------------------    ----------------------------------
 Total gross deposits                                   -       11,094          11,160           -        1,310          558
 Transfers between fund divisions and
   General American                                     -            -         129,908           -            -       42,124
 Surrenders and withdrawals                             -            -          (1,571)          -            -            -
                                                   -------------------------------------    ----------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                    -       11,094         139,497           -        1,310       42,682
                                                   -------------------------------------    ----------------------------------


 Deductions:
   Premium load charges                                 -        3,558           1,059           -          314           33
   Cost of insurance and administrative expenses        -        1,703           2,418           -          261          479
                                                   -------------------------------------    ----------------------------------

      Total deductions                                  -        5,261           3,477           -          575          512
                                                   -------------------------------------    ----------------------------------


 Net deposits into (withdrawals from)
   Separate Account                                     -        5,833         136,020           -          735       42,170
                                                   =====================================    ==================================

                                                                                                                       (continued)



 NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT


 VARIABLE UNIVERSAL LIFE - 95

                                                     AGGRESSIVE EQUITY FUND DIVISION             NON-US FUND DIVISION
                                                   -----------------------------------    -----------------------------------
                                                     2000        1999         1998           2000        1999         1998
                                                   -----------------------------------    -----------------------------------

 Total gross deposits                                   -       5,123          3,900            -        8,286        5,027
 Transfers between fund divisions and
   General American                                     -           -        111,676            -            -       81,549
 Surrenders and withdrawals                             -           -           (721)           -            -            -
                                                   -----------------------------------    -----------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                    -       5,123        114,855            -        8,286       86,576
                                                   -----------------------------------    -----------------------------------


 Deductions:
   Premium load charges                                 -       1,837            512            -        1,307          536
   Cost of insurance and administrative expenses        -       1,058          2,054            -          596        1,957
                                                   -----------------------------------    -----------------------------------

      Total deductions                                  -       2,895          2,566            -        1,903        2,493
                                                   -----------------------------------    -----------------------------------


 Net deposits into (withdrawals from)
   Separate Account                                     -       2,228        112,289            -        6,383       84,083
                                                   ===================================    ===================================

                                                                                                                       (continued)



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT








VARIABLE UNIVERSAL LIFE - 95

                                                        INCOME & GROWTH FUND DIVISION              INTERNATIONAL FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
Total gross deposits                                        -           350             -             -           150             -
Transfers between fund divisions and
  General American                                          -         4,916             -             -         6,911             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -         5,266             -             -         7,061             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -            45             -             -            16             -
  Cost of insurance and administrative expenses             -            93             -             -            14             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -           138             -             -            30             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -         5,128             -             -         7,031             -
                                                   ======================================    ======================================

                                                                                                                        (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT








VARIABLE UNIVERSAL LIFE - 95


                                                             VALUE FUND DIVISION                  BOND PORTFOLIO FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
Total gross deposits                                        -             -             -             -            18             -
Transfers between fund divisions and
  General American                                          -             -             -             -         3,471             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -         3,489             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -         3,489             -
                                                   ======================================    ======================================

                                                                                                                        (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT








VARIABLE UNIVERSAL LIFE - 95


                                                    SMALL COMPANY PORTFOLIO FUND DIVISION         LARGE CAP VALUE FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
Total gross deposits                                        -           871             -             -             -             -
Transfers between fund divisions and
  General American                                          -        21,899             -             -             -             -
Surrenders and withdrawals                                  -       (18,684)            -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -         4,086             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -            22             -             -             -             -
  Cost of insurance and administrative expenses             -           269             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -           291             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -         3,795             -             -             -             -
                                                   ======================================    ======================================


                                                                                                                        (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT








VARIABLE UNIVERSAL LIFE - 95


                                                       LARGE CAP GROWTH FUND DIVISION             SMALL CAP VALUE FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================


                                                                                                                        (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT








VARIABLE UNIVERSAL LIFE - 95


                                                       SMALL CAP GROWTH FUND DIVISION          INTERNATIONAL EQUITY FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================


                                                                                                                        (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT








VARIABLE UNIVERSAL LIFE - 95


                                                    EMERGING MARKETS EQUITY FUND DIVISION        CORE FIXED INCOME FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================


                                                                                                                        (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT








VARIABLE UNIVERSAL LIFE - 95


                                                                                                   INTERNATIONAL FIXED INCOME
                                                        HIGH YIELD BOND FUND DIVISION                     FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT








VARIABLE UNIVERSAL LIFE - 95


                                                     EMERGING MARKETS DEBT FUND DIVISION           JANUS MID-CAP FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT








VARIABLE UNIVERSAL LIFE - 95


                                                       T. ROWE PRICE LARGE CAP GROWTH            T. ROWE PRICE SMALL CAP GROWTH
                                                                FUND DIVISION                             FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT








VARIABLE UNIVERSAL LIFE - 95


                                                         ALGER EQUITY GROWTH SERIES
                                                   --------------------------------------
                                                      2000          1999          1998
                                                   --------------------------------------
Total gross deposits                                        -             -             -
Transfers between fund divisions and
  General American                                          -             -             -
Surrenders and withdrawals                                  -             -             -
                                                   --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -
                                                   --------------------------------------


Deductions:
  Premium load charges                                      -             -             -
  Cost of insurance and administrative expenses             -             -             -
                                                   --------------------------------------

     Total deductions                                       -             -             -
                                                   --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -
                                                   ======================================
                                                                                                                        (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)


                                                       S & P 500 INDEX FUND DIVISION              MONEY MARKET FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 VARIABLE GENERAL SELECT PLUS

 Total gross deposits                                      -     9,516,696      1,357,475             -     3,414,103    16,933,833
 Transfers between fund divisions and
   General American                                        -        60,389      5,431,739             -        27,242   (20,254,746)
 Surrenders and withdrawals                                -    (1,040,805)      (152,414)            -             -      (214,226)
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -     8,536,280      6,636,800             -     3,441,345    (3,535,139)
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -       172,275         99,759             -       544,962     1,299,538
   Cost of insurance and administrative expenses           -        38,868        293,438             -         7,722       221,400
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -       211,143        393,197             -       552,684     1,520,938
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -     8,325,137      6,243,603             -     2,888,661    (5,056,077)
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE - 100

 Total gross deposits                                      -       497,709      3,774,275             -       144,058     9,507,851
 Transfers between fund divisions and
   General American                                        -       (19,257)     5,484,204             -      (223,896)   (8,000,842)
 Surrenders and withdrawals                                -      (140,100)      (299,771)            -            -        (11,635)
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -       338,352      8,958,708             -       (79,838)    1,495,374
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -       157,232        126,277             -       121,639       296,413
   Cost of insurance and administrative expenses           -       140,651      1,411,705             -         9,414       639,686
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -       297,883      1,537,982             -       131,053       936,099
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -        40,469      7,420,726             -      (210,891)      559,275
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                         BOND INDEX FUND DIVISION                MANAGED EQUITY FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 VARIABLE GENERAL SELECT PLUS

 Total gross deposits                                      -     1,499,923        146,938             -       686,238       185,192
 Transfers between fund divisions and
   General American                                        -       (51,332)       205,041             -        (5,378)         (477)
 Surrenders and withdrawals                                -        (8,668)       (27,635)            -        (1,579)      (44,810)
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -     1,439,923        324,344             -       679,281       139,905
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -        17,017         10,813             -        14,026        12,749
   Cost of insurance and administrative expenses           -         3,507         29,846             -         2,662        29,578
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        20,524         40,659             -        16,688        42,327
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -     1,419,399        283,685             -       662,593        97,578
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE - 100

 Total gross deposits                                      -        27,523        279,989             -        78,693       488,098
 Transfers between fund divisions and
   General American                                        -        (7,468)       613,426             -         3,494       247,910
 Surrenders and withdrawals                                -        (1,636)       (10,480)            -        (2,376)      (59,153)
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -        18,419        882,935             -        79,811       676,855
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -        10,567          9,514             -        16,793        16,604
   Cost of insurance and administrative expenses           -         7,925         83,804             -        14,086       178,243
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        18,492         93,318             -        30,879       194,847
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -           (73)       789,617             -        48,932       482,008
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                       ASSET ALLOCATION FUND DIVISION          INTERNATIONAL INDEX FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 VARIABLE GENERAL SELECT PLUS

 Total gross deposits                                      -     1,791,144        231,397             -       347,511       244,143
 Transfers between fund divisions and
   General American                                        -        (4,461)       160,811             -       (30,925)      (26,160)
 Surrenders and withdrawals                                -       (21,717)      (166,928)            -       (18,143)      (16,419)
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -     1,764,966        225,280             -       298,443       201,564
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -        22,493         14,905             -        15,706        16,859
   Cost of insurance and administrative expenses           -         8,155         84,944             -         4,823        44,378
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        30,648         99,849             -        20,529        61,237
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -     1,734,318        125,431             -       277,914       140,327
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE - 100

 Total gross deposits                                      -       174,486        652,869             -        30,589       542,245
 Transfers between fund divisions and
   General American                                        -       (14,732)       212,547             -       (74,184)       82,381
 Surrenders and withdrawals                                -        (1,320)       (16,485)            -        (1,545)      (13,406)
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -       158,434        848,931             -       (45,140)      611,220
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -        31,177         21,971             -        19,041        18,719
   Cost of insurance and administrative expenses           -        29,388        237,042             -        13,745       172,801
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        60,565        259,013             -        32,786       191,520
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -        97,869        589,918             -       (77,926)      419,700
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                       MID-CAP EQUITY FUND DIVISION             SMALL-CAP EQUITY FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 VARIABLE GENERAL SELECT PLUS

 Total gross deposits                                      -       190,421        338,015             -       826,906       263,673
 Transfers between fund divisions and
   General American                                        -       (54,387)       458,678             -       (43,257)      330,151
 Surrenders and withdrawals                                -       (16,526)       (25,379)            -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -       119,508        771,314             -       783,649       593,824
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -        22,927         24,362             -        24,112        19,071
   Cost of insurance and administrative expenses           -         5,491         67,262             -         2,329        19,764
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        28,418         91,624             -        26,441        38,835
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -        91,090        679,690             -       757,208       554,989
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE - 100

 Total gross deposits                                      -        60,351        694,795             -        37,239       390,118
 Transfers between fund divisions and
   General American                                        -      (121,007)       218,584             -      (118,733)      485,204
 Surrenders and withdrawals                                -        (2,516)       (36,811)            -             -        (2,420)
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -       (63,172)       876,568             -       (81,494)      872,902
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -        22,088         23,485             -        15,661        13,324
   Cost of insurance and administrative expenses           -        14,426        206,508             -         8,182       114,663
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        36,514        229,993             -        23,843       127,987
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -       (99,686)       646,575             -      (105,337)      744,915
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                        EQUITY INCOME FUND DIVISION                  GROWTH FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 VARIABLE GENERAL SELECT PLUS

 Total gross deposits                                      -     2,525,240      1,492,223             -     5,816,419     1,297,862
 Transfers between fund divisions and
   General American                                        -       (83,685)       748,006             -       361,192       891,558
 Surrenders and withdrawals                                -       (50,381)      (183,143)            -       (74,872)     (255,377)
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -     2,391,174      2,057,086             -     6,102,739     1,934,043
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -        80,926         82,617             -       108,587        84,087
   Cost of insurance and administrative expenses           -        21,370        216,335             -        34,735       250,176
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -       102,296        298,952             -       143,322       334,263
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -     2,288,878      1,758,134             -     5,959,417     1,599,780
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE - 100

 Total gross deposits                                      -       191,931      2,136,531             -       345,160     2,942,824
 Transfers between fund divisions and
   General American                                        -       (87,709)    (1,236,416)            -       122,542       694,369
 Surrenders and withdrawals                                -        (9,312)      (127,426)            -      (341,338)     (279,188)
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -        94,910        772,689             -       126,364     3,358,005
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -        62,308         78,973             -       101,279       103,369
   Cost of insurance and administrative expenses           -        45,170        940,207             -       106,234     1,188,418
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -       107,478      1,019,180             -       207,513     1,291,787
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -       (12,568)      (246,491)            -       (81,149)    2,066,218
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                          OVERSEAS FUND DIVISION                  ASSET MANAGER FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 VARIABLE GENERAL SELECT PLUS

 Total gross deposits                                      -       616,304        557,583             -       869,266        27,818
 Transfers between fund divisions and
   General American                                        -        86,786       (150,747)            -        (2,696)       93,342
 Surrenders and withdrawals                                -       (16,745)       (55,531)            -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -       686,345        351,305             -       866,570       121,160
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -        46,057         40,327             -         4,522         1,654
   Cost of insurance and administrative expenses           -         8,922         79,907             -         1,055         6,502
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        54,979        120,234             -         5,577         8,156
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -       631,366        231,071             -       860,993       113,004
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE - 100

 Total gross deposits                                      -        60,624        630,759             -        36,199       317,439
 Transfers between fund divisions and
   General American                                        -        86,259        143,337             -         2,278       146,214
 Surrenders and withdrawals                                -        (4,693)       (59,595)            -        (1,984)      (26,187)
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -       142,190        714,501             -        36,493       437,466
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -        21,350         21,503             -        11,474        10,729
   Cost of insurance and administrative expenses           -        16,685        195,007             -        10,603       117,605
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        38,035        216,510             -        22,077       128,334
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -       104,155        497,991             -        14,416       309,132
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                         HIGH INCOME FUND DIVISION                   MID CAP FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 VARIABLE GENERAL SELECT PLUS

 Total gross deposits                                      -       941,150        241,925             -             -             -
 Transfers between fund divisions and
   General American                                        -        11,214        156,540             -             -             -
 Surrenders and withdrawals                                -       (10,166)       (16,195)            -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -       942,198        382,270             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -        16,895         17,692             -             -             -
   Cost of insurance and administrative expenses           -         2,659         34,790             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        19,554         52,482             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -       922,644        329,788             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE - 100

 Total gross deposits                                      -        61,798        469,183             -             -             -
 Transfers between fund divisions and
   General American                                        -       174,344        256,832             -             -             -
 Surrenders and withdrawals                                -             -        (12,240)            -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -       236,142        713,775             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -        23,688         15,948             -             -             -
   Cost of insurance and administrative expenses           -        15,033        130,579             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        38,721        146,527             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -       197,421        567,248             -             -             -
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                    WORLDWIDE HARD ASSETS FUND DIVISION    WORLDWIDE EMERGING MARKETS FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 VARIABLE GENERAL SELECT PLUS

 Total gross deposits                                      -        51,609          6,454             -       159,565             -
 Transfers between fund divisions and
   General American                                        -             -         (6,638)            -        27,490             -
 Surrenders and withdrawals                                -             -           (841)            -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -        51,609         (1,025)            -       187,055             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -           447            376             -            61             -
   Cost of insurance and administrative expenses           -           159          1,055             -           578             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -           606          1,431             -           639             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -        51,003         (2,456)            -       186,416             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE - 100

 Total gross deposits                                      -         4,754         60,696             -            52             -
 Transfers between fund divisions and
   General American                                        -        (3,654)        10,164             -         2,925             -
 Surrenders and withdrawals                                -             -         (2,562)            -        (3,567)            -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -         1,100         68,298             -          (590)            -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -         1,670          2,007             -             7             -
   Cost of insurance and administrative expenses           -         1,229         17,277             -            88             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -         2,899         19,284             -            95             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -        (1,799)        49,014             -          (685)            -
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                      MULTI-STYLE EQUITY FUND DIVISION              CORE BOND FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 VARIABLE GENERAL SELECT PLUS

 Total gross deposits                                      -     3,354,781      1,940,731             -     3,385,014     1,482,889
 Transfers between fund divisions and
   General American                                        -      (238,145)     4,822,163             -       109,400     3,101,165
 Surrenders and withdrawals                                -             -           (187)            -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -     3,116,636      6,762,707             -     3,494,414     4,584,054
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -       192,138        204,842             -       162,629       117,137
   Cost of insurance and administrative expenses           -        33,513        255,638             -        21,037       182,736
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -       225,651        460,480             -       183,666       299,873
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -     2,890,985      6,302,227             -     3,310,748     4,284,181
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE - 100

 Total gross deposits                                      -        29,816         11,281             -         7,874         1,071
 Transfers between fund divisions and
   General American                                        -          (584)        62,902             -           (56)        7,124
 Surrenders and withdrawals                                -           114            (69)            -         1,463             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -        29,346         74,114             -         9,281         8,195
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -         6,946            460             -           886            40
   Cost of insurance and administrative expenses           -         5,732          5,703             -           475         1,266
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        12,678          6,163             -         1,361         1,306
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -        16,668         67,951             -         7,920         6,889
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                       AGGRESSIVE EQUITY FUND DIVISION               NON-US FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 VARIABLE GENERAL SELECT PLUS

 Total gross deposits                                      -       686,381        502,264             -       453,079       264,324
 Transfers between fund divisions and
   General American                                        -       (84,039)     1,704,740             -      (109,436)    1,609,166
 Surrenders and withdrawals                                -             -           (116)            -             -          (119)
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -       602,342      2,206,888             -       343,643     1,873,371
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -        47,306         71,141             -        26,226        34,958
   Cost of insurance and administrative expenses           -         6,671         47,691             -         7,300        38,906
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        53,977        118,832             -        33,526        73,864
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -       548,365      2,088,056             -       310,117     1,799,507
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE - 100

 Total gross deposits                                      -         5,962         (3,957)            -         5,131         1,368
 Transfers between fund divisions and
   General American                                        -          (656)        20,863             -          (194)       12,106
 Surrenders and withdrawals                                -             -              -             -        (1,225)            -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -         5,306         16,906             -         3,712        13,474
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -         1,972            167             -         1,252           103
   Cost of insurance and administrative expenses           -         2,098          3,404             -         1,797         1,186
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -         4,070          3,571             -         3,049         1,289
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -         1,236         13,335             -           663        12,185
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                        INCOME & GROWTH FUND DIVISION             INTERNATIONAL FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 VARIABLE GENERAL SELECT PLUS

 Total gross deposits                                      -       584,148              -             -       306,558             -
 Transfers between fund divisions and
   General American                                        -        10,803              -             -         9,583             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -       594,951              -             -       316,141             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -            57              -             -            57             -
   Cost of insurance and administrative expenses           -            41              -             -           126             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -            98              -             -           183             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -       594,853              -             -       315,958             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE - 100

 Total gross deposits                                      -         7,302              -             -         4,437             -
 Transfers between fund divisions and
   General American                                        -       (13,611)             -             -        89,802             -
 Surrenders and withdrawals                                -          (872)             -             -          (524)            -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -        (7,181)             -             -        93,715             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -           428              -             -            90             -
   Cost of insurance and administrative expenses           -           169              -             -            15             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -           597              -             -           105             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -        (7,778)             -             -        93,610             -
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                           VALUE FUND DIVISION                   BOND PORTFOLIO FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 VARIABLE GENERAL SELECT PLUS

 Total gross deposits                                      -        89,282              -             -       128,073             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -        89,282              -             -       128,073             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -            70              -             -             -             -
   Cost of insurance and administrative expenses           -            18              -             -            18             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -            88              -             -            18             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -        89,194              -             -       128,055             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE - 100

 Total gross deposits                                      -        (2,632)             -             -            68             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -           704              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -        (1,928)             -             -            68             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             7             -
   Cost of insurance and administrative expenses           -             2              -             -            29             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             2              -             -            36             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -        (1,930)             -             -            32             -
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                   SMALL COMPANY PORTFOLIO FUND DIVISION         LARGE CAP VALUE FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 VARIABLE GENERAL SELECT PLUS

 Total gross deposits                                      -       375,118              -             -             -             -
 Transfers between fund divisions and
   General American                                        -        36,269              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -       411,387              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -            72              -             -             -             -
   Cost of insurance and administrative expenses           -           566              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -           638              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -       410,749              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE - 100

 Total gross deposits                                      -         1,074              -             -             -             -
 Transfers between fund divisions and
   General American                                        -        30,306              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -        31,380              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -            39              -             -             -             -
   Cost of insurance and administrative expenses           -            72              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -           111              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -        31,269              -             -             -             -
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                        LARGE CAP GROWTH FUND DIVISION           SMALL CAP VALUE FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 VARIABLE GENERAL SELECT PLUS

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE - 100

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                       SMALL CAP GROWTH FUND DIVISION          INTERNATIONAL EQUITY FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 VARIABLE GENERAL SELECT PLUS

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE - 100

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                        HIGH YIELD BOND FUND DIVISION      INTERNATIONAL FIXED INCOME FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 VARIABLE GENERAL SELECT PLUS

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE - 100

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                    EMERGING MARKETS DEBT FUND DIVISION          JANUS MID-CAP FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 VARIABLE GENERAL SELECT PLUS

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE - 100

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                              T. ROWE PRICE                              T. ROWE PRICE
                                                       LARGE CAP GROWTH FUND DIVISION           SMALL CAP GROWTH FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 VARIABLE GENERAL SELECT PLUS

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE - 100

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                        ALGER EQUITY GROWTH SERIES
                                                  ---------------------------------------
                                                  2000        1999           1998
                                                  ---------------------------------------
 VARIABLE GENERAL SELECT PLUS

 Total gross deposits                                      -             -              -
 Transfers between fund divisions and
   General American                                        -             -              -
 Surrenders and withdrawals                                -             -              -
                                                  ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -
                                                  ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -
   Cost of insurance and administrative expenses           -             -              -
                                                  ---------------------------------------

      Total deductions                                     -             -              -
                                                  ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -
                                                  =======================================



 VARIABLE UNIVERSAL LIFE - 100

 Total gross deposits                                      -             -              -
 Transfers between fund divisions and
   General American                                        -             -              -
 Surrenders and withdrawals                                -             -              -
                                                  ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -
                                                  ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -
   Cost of insurance and administrative expenses           -             -              -
                                                  ---------------------------------------

      Total deductions                                     -             -              -
                                                  ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -
                                                  =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                       S & P 500 INDEX FUND DIVISION              MONEY MARKET FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 RUSSELL VARIABLE UNIVERSAL LIFE

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE INSURANCE - 2000

 Total gross deposits                                      -       445,984          4,307             -     3,382,823     2,186,833
 Transfers between fund divisions and
   General American                                        -       306,257        136,331             -    (1,591,945)     (337,148)
 Surrenders and withdrawals                                -          (611)             -             -        (5,968)            -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -       751,630        140,638             -     1,784,910     1,849,685
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -       178,933            555             -     1,942,937       262,833
   Cost of insurance and administrative expenses           -        77,279          2,864             -        65,472        52,876
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -       256,212          3,419             -     2,008,409       315,709
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -       495,418        137,219             -      (223,499)    1,533,976
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                         BOND INDEX FUND DIVISION                 MANAGED EQUITY FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 RUSSELL VARIABLE UNIVERSAL LIFE

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE INSURANCE - 2000

 Total gross deposits                                      -        23,548             86             -        14,479           186
 Transfers between fund divisions and
   General American                                        -      (187,277)         5,616             -        11,989         8,181
 Surrenders and withdrawals                                -          (195)             -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -      (163,924)         5,702             -        26,468         8,367
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -         7,871             14             -        10,119            27
   Cost of insurance and administrative expenses           -         3,174             52             -         3,388           154
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        11,045             66             -        13,507           181
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -      (174,969)         5,636             -        12,961         8,186
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                       ASSET ALLOCATION FUND DIVISION          INTERNATIONAL INDEX FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 RUSSELL VARIABLE UNIVERSAL LIFE

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE INSURANCE - 2000

 Total gross deposits                                      -        23,556            294             -        22,587           398
 Transfers between fund divisions and
   General American                                        -        33,414         11,801             -        37,150         7,529
 Surrenders and withdrawals                                -             -              -             -          (173)            -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -        56,970         12,095             -        59,564         7,927
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -         8,354             30             -         8,623            44
   Cost of insurance and administrative expenses           -         4,085            166             -         3,251           192
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        12,439            196             -        11,874           236
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -        44,531         11,899             -        47,690         7,691
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                        MID-CAP EQUITY FUND DIVISION            SMALL-CAP EQUITY FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 RUSSELL VARIABLE UNIVERSAL LIFE

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE INSURANCE - 2000

 Total gross deposits                                      -        18,623            269             -        20,399           506
 Transfers between fund divisions and
   General American                                        -        21,442          6,292             -        16,055         6,347
 Surrenders and withdrawals                                -          (330)             -             -          (277)            -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -        39,735          6,561             -        36,177         6,853
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -        11,545             34             -        10,879            68
   Cost of insurance and administrative expenses           -         3,828            247             -         4,124           265
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        15,373            281             -        15,003           333
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -        24,362          6,280             -        21,174         6,520
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                        EQUITY INCOME FUND DIVISION                  GROWTH FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 RUSSELL VARIABLE UNIVERSAL LIFE

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE INSURANCE - 2000

 Total gross deposits                                      -        69,744          2,126             -       264,768         3,312
 Transfers between fund divisions and
   General American                                        -       159,840         22,773             -       639,837        43,658
 Surrenders and withdrawals                                -           (44)             -             -        (2,741)            -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -       229,540         24,899             -       901,864        46,970
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -        32,639            235             -        99,411           248
   Cost of insurance and administrative expenses           -        13,365          1,202             -        38,779         1,227
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        46,004          1,437             -       138,190         1,475
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -       183,536         23,462             -       763,674        45,495
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                        OVERSEAS FUND DIVISION ASSET                MANAGER FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 RUSSELL VARIABLE UNIVERSAL LIFE

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE INSURANCE - 2000

 Total gross deposits                                      -        46,521            550             -        25,593         1,890
 Transfers between fund divisions and
   General American                                        -        32,045          6,272             -        94,012         6,091
 Surrenders and withdrawals                                -             -              -             -          (403)            -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -        78,566          6,822             -       119,202         7,981
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -        18,594             55             -         7,359           111
   Cost of insurance and administrative expenses           -         5,846            195             -         4,946           635
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        24,440            250             -        12,305           746
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -        54,126          6,572             -       106,897         7,235
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                        HIGH INCOME FUND DIVISION                    MID CAP FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 RUSSELL VARIABLE UNIVERSAL LIFE

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE INSURANCE - 2000

 Total gross deposits                                      -        24,835            582             -             -             -
 Transfers between fund divisions and
   General American                                        -        26,973         11,663             -             -             -
 Surrenders and withdrawals                                -          (193)             -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -        51,615         12,245             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -        12,198             84             -             -             -
   Cost of insurance and administrative expenses           -         3,939            300             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        16,137            384             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -        35,478         11,861             -             -             -
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                    WORLDWIDE HARD ASSETS FUND DIVISION    WORLDWIDE EMERGING MARKETS FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 RUSSELL VARIABLE UNIVERSAL LIFE

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE INSURANCE - 2000

 Total gross deposits                                      -           584             74             -         3,360            45
 Transfers between fund divisions and
   General American                                        -           211             56             -         3,702         1,753
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -           795            130             -         7,062         1,798
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -           359             12             -         1,161             7
   Cost of insurance and administrative expenses           -           236              4             -           861            91
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -           595             16             -         2,022            98
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -           200            114             -         5,040         1,700
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                     MULTI-STYLE EQUITY FUND DIVISION              CORE BOND FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 RUSSELL VARIABLE UNIVERSAL LIFE

 Total gross deposits                                      -        11,757      1,037,690             -         2,104       932,874
 Transfers between fund divisions and
   General American                                        -             -       154,284              -             -       167,553
 Surrenders and withdrawals                                -             -       (13,263)             -             -       (15,205)
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -        11,757      1,178,711             -         2,104     1,085,222
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -        11,910         75,029             -         2,839        62,053
   Cost of insurance and administrative expenses           -        11,989        108,054             -         9,047       102,484
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        23,899        183,083             -        11,886       164,537
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -       (12,142)       995,628             -        (9,782)      920,685
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE INSURANCE - 2000

 Total gross deposits                                      -        68,210         26,946             -        20,212         2,978
 Transfers between fund divisions and
   General American                                        -        78,386         12,531             -       (72,338)        4,298
 Surrenders and withdrawals                                -          (198)             -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -       146,398         39,477             -       (52,126)        7,276
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -        30,461          3,877             -         9,225           420
   Cost of insurance and administrative expenses           -        11,758          1,140             -         2,396            98
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        42,219          5,017             -        11,621           518
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -       104,179         34,460             -       (63,747)        6,758
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                      AGGRESSIVE EQUITY FUND DIVISION                NON-US FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 RUSSELL VARIABLE UNIVERSAL LIFE

 Total gross deposits                                      -         6,989        397,370             -         2,513       514,239
 Transfers between fund divisions and
   General American                                        -             -         54,038             -             -        91,705
 Surrenders and withdrawals                                -             -         (3,526)            -             -        (6,050)
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -         6,989        447,882             -         2,513       599,894
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -         7,446         28,279             -         3,137        36,821
   Cost of insurance and administrative expenses           -         3,346         35,589             -         5,864        50,919
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        10,792         63,868             -         9,001        87,740
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -        (3,803)       384,014             -        (6,488)      512,154
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE INSURANCE - 2000

 Total gross deposits                                      -        41,552         23,310             -        24,901         3,248
 Transfers between fund divisions and
   General American                                        -        39,906         10,915             -        24,138         5,871
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -        81,458         34,225             -        49,039         9,119
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -        19,244          3,441             -         8,263           448
   Cost of insurance and administrative expenses           -         5,509            755             -         3,119           184
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        24,753          4,196             -        11,382           632
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -        56,705         30,029             -        37,657         8,487
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                       INCOME & GROWTH FUND DIVISION              INTERNATIONAL FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 RUSSELL VARIABLE UNIVERSAL LIFE

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE INSURANCE - 2000

 Total gross deposits                                      -        51,993            126             -        10,629           258
 Transfers between fund divisions and
   General American                                        -        27,806          6,880             -        14,268           713
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -        79,799          7,006             -        24,897           971
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -        17,313             29             -         4,785            44
   Cost of insurance and administrative expenses           -         7,281            132             -         3,739            74
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -        24,594            161             -         8,524           118
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -        55,205          6,845             -        16,373           853
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                           VALUE FUND DIVISION                   BOND PORTFOLIO FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 RUSSELL VARIABLE UNIVERSAL LIFE

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE INSURANCE - 2000

 Total gross deposits                                      -        25,993             93             -         9,118           117
 Transfers between fund divisions and
   General American                                        -         1,261          3,740             -         1,306         3,219
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -        27,254          3,833             -        10,424         3,336
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -         7,137             17             -         3,529            14
   Cost of insurance and administrative expenses           -         1,689             30             -           860            23
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -         8,826             47             -         4,389            37
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -        18,428          3,786             -         6,035         3,299
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                   SMALL COMPANY PORTFOLIO FUND DIVISION         LARGE CAP VALUE FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 RUSSELL VARIABLE UNIVERSAL LIFE

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE INSURANCE - 2000

 Total gross deposits                                      -        18,644             54             -             -             -
 Transfers between fund divisions and
   General American                                        -        26,022          3,034             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -        44,666          3,088             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -         5,354             12             -             -             -
   Cost of insurance and administrative expenses           -         3,005            154             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -         8,359            166             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -        36,307          2,922             -             -             -
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                      LARGE CAP GROWTH FUND DIVISION             SMALL CAP VALUE FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 RUSSELL VARIABLE UNIVERSAL LIFE

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE INSURANCE - 2000

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                      SMALL CAP GROWTH FUND DIVISION          INTERNATIONAL EQUITY FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 RUSSELL VARIABLE UNIVERSAL LIFE

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE INSURANCE - 2000

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                   EMERGING MARKETS EQUITY FUND DIVISION        CORE FIXED INCOME FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 RUSSELL VARIABLE UNIVERSAL LIFE

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE INSURANCE - 2000

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                       HIGH YIELD BOND FUND DIVISION       INTERNATIONAL FIXED INCOME FUND DIVISION
                                                  ---------------------------------------  ----------------------------------------
                                                  2000        1999           1998          2000          1999          1998
                                                  ---------------------------------------  ----------------------------------------
 RUSSELL VARIABLE UNIVERSAL LIFE

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------  ----------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------  ----------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------  ----------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------  ----------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================  ========================================



 VARIABLE UNIVERSAL LIFE INSURANCE - 2000

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                    EMERGING MARKETS DEBT FUND DIVISION           JANUS MID-CAP FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 RUSSELL VARIABLE UNIVERSAL LIFE

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE INSURANCE - 2000

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                              T. ROWE PRICE                              T. ROWE PRICE
                                                      LARGE CAP GROWTH FUND DIVISION            SMALL CAP GROWTH FUND DIVISION
                                                  ---------------------------------------   ---------------------------------------
                                                  2000        1999           1998           2000         1999          1998
                                                  ---------------------------------------   ---------------------------------------
 RUSSELL VARIABLE UNIVERSAL LIFE

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================



 VARIABLE UNIVERSAL LIFE INSURANCE - 2000

 Total gross deposits                                      -             -              -             -             -             -
 Transfers between fund divisions and
   General American                                        -             -              -             -             -             -
 Surrenders and withdrawals                                -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -             -             -             -
   Cost of insurance and administrative expenses           -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

      Total deductions                                     -             -              -             -             -             -
                                                  ---------------------------------------   ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -             -             -             -
                                                  =======================================   =======================================

                                                                                                                         (continued)


NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)

                                                         ALGER EQUITY GROWTH SERIES
                                                  ---------------------------------------
                                                  2000        1999           1998
                                                  ---------------------------------------
 RUSSELL VARIABLE UNIVERSAL LIFE

 Total gross deposits                                      -             -              -
 Transfers between fund divisions and
   General American                                        -             -              -
 Surrenders and withdrawals                                -             -              -
                                                  ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -
                                                  ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -
   Cost of insurance and administrative expenses           -             -              -
                                                  ---------------------------------------

      Total deductions                                     -             -              -
                                                  ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -
                                                  =======================================



 VARIABLE UNIVERSAL LIFE INSURANCE - 2000

 Total gross deposits                                      -             -              -
 Transfers between fund divisions and
   General American                                        -             -              -
 Surrenders and withdrawals                                -             -              -
                                                  ---------------------------------------

 Total gross deposits, transfers, and
   surrenders between fund divisions                       -             -              -
                                                  ---------------------------------------


 Deductions:
   Premium load charges                                    -             -              -
   Cost of insurance and administrative expenses           -             -              -
                                                  ---------------------------------------

      Total deductions                                     -             -              -
                                                  ---------------------------------------

 Net deposits into (withdrawals from)
   Separate Account                                        -             -              -
                                                  =======================================



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                          S & P INDEX FUND DIVISION                MONEY MARKET FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000

Total gross deposits                                        -       148,524             -             -       646,197       327,992
Transfers between fund divisions and
  General American                                          -       183,394         1,201             -      (251,824)      (21,803)
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -       331,918         1,201             -       394,373       306,189
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -        21,033             -             -       327,573        50,777
  Cost of insurance and administrative expenses             -        15,334            24             -        16,814        14,164
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -        36,367            24             -       344,387        64,941
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -       295,551         1,177             -        49,986       241,248
                                                   ======================================    ======================================




DESTINY


Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                          BOND INDEX FUND DIVISION                MANAGED EQUITY FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000

Total gross deposits                                        -        10,088             -             -         5,156             -
Transfers between fund divisions and
  General American                                          -            55           905             -        19,546             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -        10,143           905             -        24,702             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -           934             -             -           702             -
  Cost of insurance and administrative expenses             -           636            24             -           320             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -         1,570            24             -         1,022             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -         8,573           881             -        23,680             -
                                                   ======================================    ======================================




DESTINY


Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                       ASSET ALLOCATION FUND DIVISION           INTERNATIONAL INDEX FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000

Total gross deposits                                        -         6,904             -             -        12,937             -
Transfers between fund divisions and
  General American                                          -        17,414             -             -           734           905
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -        24,318             -             -        13,671           905
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -         1,074             -             -         1,043             -
  Cost of insurance and administrative expenses             -         1,595             -             -           420            24
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -         2,669             -             -         1,463            24
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -        21,649             -             -        12,208           881
                                                   ======================================    ======================================




DESTINY


Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                        MID-CAP EQUITY FUND DIVISION             SMALL-CAP EQUITY FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000

Total gross deposits                                        -        20,543             -             -        19,313             -
Transfers between fund divisions and
  General American                                          -             -         1,752             -           347         1,692
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -        20,543         1,752             -        19,660         1,692
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -         2,004             -             -         2,807             -
  Cost of insurance and administrative expenses             -           695            54             -           837            53
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -         2,669            54             -         3,644            53
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -        17,844         1,698             -        16,016         1,639
                                                   ======================================    ======================================




DESTINY


Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                         EQUITY INCOME FUND DIVISION                  GROWTH FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000

Total gross deposits                                        -        18,515             -             -        43,496             -
Transfers between fund divisions and
  General American                                          -         8,184         2,609             -        11,264           905
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -        26,699         2,609             -        54,760           905
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -         2,920             -             -         8,888             -
  Cost of insurance and administrative expenses             -         1,537            76             -         4,308            24
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -         4,457            76             -        13,196            24
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -        22,242         2,533             -        41,564           881
                                                   ======================================    ======================================




DESTINY


Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                            OVERSEAS FUND DIVISION                 ASSET MANAGER FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000

Total gross deposits                                        -        15,097             -             -           144             -
Transfers between fund divisions and
  General American                                          -         1,000         1,706             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -        16,097         1,706             -           144             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -         1,866             -             -             -             -
  Cost of insurance and administrative expenses             -           608            53             -            26             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -         2,474            53             -            26             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -        13,623         1,653             -           118             -
                                                   ======================================    ======================================




DESTINY


Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                          HIGH INCOME FUND DIVISION                   MID CAP FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000

Total gross deposits                                        -        10,880             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -         1,711             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -        10,880         1,711             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -           913             -             -             -             -
  Cost of insurance and administrative expenses             -           724            53             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -         1,637            53             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -         9,243         1,658             -             -             -
                                                   ======================================    ======================================




DESTINY


Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                                                                   WORLDWIDE EMERGING MARKETS
                                                     WORLDWIDE HARD ASSETS FUND DIVISION                  FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000

Total gross deposits                                        -             -             -             -        (3,046)            -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -        (3,046)            -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -           146             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -           146             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -        (3,192)            -
                                                   ======================================    ======================================




DESTINY


Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                      MULTI-STYLE EQUITY FUND DIVISION               CORE BOND FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000

Total gross deposits                                        -         9,127             -             -           263             -
Transfers between fund divisions and
  General American                                          -         4,922         4,306             -           128         1,708
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -        14,049         4,306             -           391         1,708
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -         4,155             -             -         1,166             -
  Cost of insurance and administrative expenses             -         1,262           133             -           295            50
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -         5,417           133             -         1,461            50
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -         8,632         4,173             -        (1,070)        1,658
                                                   ======================================    ======================================




DESTINY


Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                       AGGRESSIVE EQUITY FUND DIVISION                NON-US FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000

Total gross deposits                                        -         5,046             -             -         3,039             -
Transfers between fund divisions and
  General American                                          -             3             -             -          (110)        1,774
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -         5,049             -             -         2,929         1,774
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -         2,119             -             -         1,260             -
  Cost of insurance and administrative expenses             -           537             -             -           298            52
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -         2,656             -             -         1,558            52
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -         2,393             -             -         1,371         1,722
                                                   ======================================    ======================================




DESTINY


Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                        INCOME & GROWTH FUND DIVISION             INTERNATIONAL FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000

Total gross deposits                                        -         2,399             -             -         1,597             -
Transfers between fund divisions and
  General American                                          -         4,943             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -         7,342             -             -         1,597             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -         1,930             -             -           510             -
  Cost of insurance and administrative expenses             -           613             -             -           338             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -         2,543             -             -           848             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -         4,799             -             -           749             -
                                                   ======================================    ======================================




DESTINY


Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                             VALUE FUND DIVISION                  BOND PORTFOLIO FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000

Total gross deposits                                        -         1,014             -             -         1,551             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -         1,014             -             -         1,551             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -           422             -             -           632             -
  Cost of insurance and administrative expenses             -           119             -             -           237             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -           541             -             -           869             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -           473             -             -           682             -
                                                   ======================================    ======================================




DESTINY


Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                    SMALL COMPANY PORTFOLIO FUND DIVISION         LARGE CAP VALUE FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000

Total gross deposits                                        -           981             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -           981             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -           211             -             -             -             -
  Cost of insurance and administrative expenses             -           315             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -           526             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -           455             -             -             -             -
                                                   ======================================    ======================================




DESTINY


Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                       LARGE CAP GROWTH FUND DIVISION             SMALL CAP VALUE FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================




DESTINY


Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                       SMALL CAP GROWTH FUND DIVISION          INTERNATIONAL EQUITY FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================




DESTINY


Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                    EMERGING MARKETS EQUITY FUND DIVISION        CORE FIXED INCOME FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================




DESTINY


Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                                                                   INTERNATIONAL FIXED INCOME
                                                        HIGH YIELD BOND FUND DIVISION                     FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================




DESTINY


Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                     EMERGING MARKETS DEBT FUND DIVISION           JANUS MID-CAP FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================




DESTINY


Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                       T. ROWE PRICE LARGE CAP GROWTH            T. ROWE PRICE SMALL CAP GROWTH
                                                                FUND DIVISION                             FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================




DESTINY


Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================

                                                                                                                        (continued)



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                         ALGER EQUITY GROWTH SERIES
                                                   --------------------------------------
                                                      2000          1999          1998
                                                   --------------------------------------
JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE - 2000

Total gross deposits                                        -             -             -
Transfers between fund divisions and
  General American                                          -             -             -
Surrenders and withdrawals                                  -             -             -
                                                   --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -
                                                   --------------------------------------


Deductions:
  Premium load charges                                      -             -             -
  Cost of insurance and administrative expenses             -             -             -
                                                   --------------------------------------

     Total deductions                                       -             -             -
                                                   --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -
                                                   ======================================




DESTINY


Total gross deposits                                        -             -             -
Transfers between fund divisions and
  General American                                          -             -             -
Surrenders and withdrawals                                  -             -             -
                                                   --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -
                                                   --------------------------------------


Deductions:
  Premium load charges                                      -             -             -
  Cost of insurance and administrative expenses             -             -             -
                                                   --------------------------------------

     Total deductions                                       -             -             -
                                                   --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -
                                                   ======================================

                                                                                                                        (continued)



NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                       S & P 500 INDEX FUND DIVISION               MONEY MARKET FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
FRANK RUSSELL

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================




NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                          BOND INDEX FUND DIVISION                MANAGED EQUITY FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
FRANK RUSSELL

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================




NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                       ASSET ALLOCATION FUND DIVISION           INTERNATIONAL INDEX FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
FRANK RUSSELL

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================




NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                        MID-CAP EQUITY FUND DIVISION             SMALL-CAP EQUITY FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
FRANK RUSSELL

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================




NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                         EQUITY INCOME FUND DIVISION                  GROWTH FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
FRANK RUSSELL

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================





NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                           OVERSEAS FUND DIVISION                 ASSET MANAGER FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
FRANK RUSSELL

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================




NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                         HIGH INCOME FUND DIVISION                    MID CAP FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
FRANK RUSSELL

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================




NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                           WORLDWIDE HARD ASSETS                   WORLDWIDE EMERGING MARKETS
                                                               FUND DIVISION                              FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
FRANK RUSSELL

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================




NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                      MULTI-STYLE EQUITY FUND DIVISION              CORE BOND FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
FRANK RUSSELL

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================





NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                      AGGRESSIVE EQUITY FUND DIVISION                 NON-US FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
FRANK RUSSELL

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================





NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                       INCOME & GROWTH FUND DIVISION              INTERNATIONAL FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
FRANK RUSSELL

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================




NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                            VALUE FUND DIVISION                   BOND PORTFOLIO FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
FRANK RUSSELL

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================




NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                   SMALL COMPANY PORTFOLIO FUND DIVISION          LARGE CAP VALUE FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
FRANK RUSSELL

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================





NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                       LARGE CAP GROWTH FUND DIVISION            SMALL CAP VALUE FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
FRANK RUSSELL

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================






NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                       SMALL CAP GROWTH FUND DIVISION          INTERNATIONAL EQUITY FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
FRANK RUSSELL

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================




NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                   EMERGING MARKETS EQUITY FUND DIVISION        CORE FIXED INCOME FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
FRANK RUSSELL

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================




NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                               HIGH YIELD BOND                     INTERNATIONAL FIXED INCOME
                                                                FUND DIVISION                              FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
FRANK RUSSELL

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================





NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                    EMERGING MARKETS DEBT FUND DIVISION           JANUS MID-CAP FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
FRANK RUSSELL

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================




NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                       T. ROWE PRICE LARGE CAP GROWTH            T. ROWE PRICE SMALL CAP GROWTH
                                                                FUND DIVISION                              FUND DIVISION
                                                   --------------------------------------    --------------------------------------
                                                      2000          1999          1998          2000          1999          1998
                                                   --------------------------------------    --------------------------------------
FRANK RUSSELL

Total gross deposits                                        -             -             -             -             -             -
Transfers between fund divisions and
  General American                                          -             -             -             -             -             -
Surrenders and withdrawals                                  -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Deductions:
  Premium load charges                                      -             -             -             -             -             -
  Cost of insurance and administrative expenses             -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------

     Total deductions                                       -             -             -             -             -             -
                                                   --------------------------------------    --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -             -             -             -
                                                   ======================================    ======================================




NOTE 7 - SUMMARY OF GROSS AND NET DEPOSITS INTO SEPARATE ACCOUNT (CONTINUED)



                                                         ALGER EQUITY GROWTH SERIES
                                                   --------------------------------------
                                                      2000          1999          1998
                                                   --------------------------------------
FRANK RUSSELL

Total gross deposits                                        -             -             -
Transfers between fund divisions and
  General American                                          -             -             -
Surrenders and withdrawals                                  -             -             -
                                                   --------------------------------------

Total gross deposits, transfers, and
  surrenders between fund divisions                         -             -             -
                                                   --------------------------------------


Deductions:
  Premium load charges                                      -             -             -
  Cost of insurance and administrative expenses             -             -             -
                                                   --------------------------------------

     Total deductions                                       -             -             -
                                                   --------------------------------------


Net deposits into (withdrawals from)
  Separate Account                                          -             -             -
                                                   ======================================

                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                 SCHEDULE OF INVESTMENTS
                                    DECEMBER 31, 2000

                                                          No. of Shares         Market Value
                                                         ---------------       --------------
S & P 500 Index Fund Division
      General American Capital Company                      1,176,320           $ 65,413,477

Money Market Fund Division
      General American Capital Company                        622,712             13,424,726

Bond Index Fund Division
      General American Capital Company                        281,363              7,714,431

Managed Equity Fund Division
      General American Capital Company                        167,303              6,916,937

Asset Allocation Fund Division
      General American Capital Company                        420,305             19,734,038

International Index Fund Division
      General American Capital Company                        472,973             10,344,441

Mid-Cap Equity Fund Division
      General American Capital Company                        307,936              6,776,452

Small-Cap Equity Fund Division
      General American Capital Company                         79,132              3,552,818

Equity Income Fund Division
      Variable Insurance Products Fund                        944,082             24,092,968

Growth Fund Division
      Variable Insurance Products Fund                      1,327,740             57,955,845

Overseas Fund Division
      Variable Insurance Products Fund                        726,474             14,522,222

Asset Manager Fund Division
      Variable Insurance Products Fund II                     175,870              2,813,923

High Income Fund Division
      Variable Insurance Products Fund                        702,105              5,743,217

Mid Cap Fund Division
      Variable Insurance Products Fund                         43,212                875,052

Worldwide Hard Assets Fund Division
      Van Eck Worldwide Insurance Trust                        28,712                346,548



See accompanying notes to the financial statements.


                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                 SCHEDULE OF INVESTMENTS
                                    DECEMBER 31, 2000


                                                          No. of Shares         Market Value
                                                         ---------------       --------------
Worldwide Emerging Markets Fund Division
      Van Eck Worldwide Insurance Trust                       171,721           $  1,423,567

Multi-Style Equity Fund Division
      Russell Insurance Funds                                 727,585             10,273,501

Core Bond Fund Division
      Russell Insurance Funds                                 311,023              3,132,003

Aggressive Equity Fund Division
      Russell Insurance Funds                                 350,882              4,115,846

Non-US Fund Division
      Russell Insurance Funds                                 280,839              3,131,350

Income & Growth Fund Division
      American Century Variable Portfolios                    520,622              3,701,621

International Fund Division
      American Century Variable Portfolios                    451,761              4,621,517

Value Fund Division
      American Century Variable Portfolios                    235,601              1,571,459

Bond Portfolio Fund Division
      J.P. Morgan Series Trust II                              96,048              1,118,957

Small Company Portfolio Fund Division
      J.P. Morgan Series Trust II                             316,842              4,556,193

Large Cap Value Fund Division
      SEI Insurance Products Trust                            268,764              2,908,027

Large Cap Growth Fund Division
      SEI Insurance Products Trust                            249,185              1,863,905

Small Cap Value Fund Division
      SEI Insurance Products Trust                             33,643                397,994

Small Cap Growth Fund Division
      SEI Insurance Products Trust                             69,393                668,253

International Equity Fund Division
      SEI Insurance Products Trust                            225,446              1,792,296



See accompanying notes to the financial statements.


                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                 SCHEDULE OF INVESTMENTS
                                    DECEMBER 31, 2000


                                                          No. of Shares         Market Value
                                                         ---------------       --------------
Emerging Markets Equity Fund Division
      SEI Insurance Products Trust                            101,296           $    631,072

Core Fixed Income Fund Division
      SEI Insurance Products Trust                            518,031              5,366,796

High Yield Bond Fund Division
      SEI Insurance Products Trust                             41,678                381,768

International Fixed Income Fund Division
      SEI Insurance Products Trust                             62,395                617,091

Emerging Markets Debt Fund Division
      SEI Insurance Products Trust                             18,953                184,795

Janus Mid-Cap Fund Division
      Metropolitan Series Fund, Inc.                          143,047              3,345,872

T. Rowe Price Large Cap Growth Fund Division
      Metropolitan Series Fund, Inc.                           82,486              1,066,539

T. Rowe Price Small Cap Growth Fund Division
      Metropolitan Series Fund, Inc.                           43,738                625,452

Alger Equity Growth Series
      New England Zenith Fund                                  69,122              1,732,209



See accompanying notes to the financial statements.

LEGAL COUNSEL

         Stephen E. Roth
         Sutherland, Asbill & Brennan, Washington, D.C.

INDEPENDENT AUDITORS

         Deloitte & Touche LLP

If distributed to prospective investors, this report must be preceded or accompanied by a current prospectus.

The prospectus is incomplete without reference to the financial data contained in the annual report.

GENERAL AMERICAN LIFE
INSURANCE COMPANY
AND SUBSIDIARIES

Consolidated Financial Statements as of
December 31, 2000 and 1999 and
Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder of General American Life Insurance Company:

We have audited the accompanying consolidated balance sheet of General American Life Insurance Company and subsidiaries as of December 31, 2000 (Successor Company balance sheet), and the related consolidated statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for the year then ended (Successor Company operations). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company for the year ended December 31, 1999 (Predecessor Company operations) were audited by other auditors whose report dated February 1, 2000 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2000 consolidated financial statements referred to above present fairly, in all material respects, the financial position of General American Life Insurance Company and subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 1 to the consolidated financial statements, the Predecessor Company was acquired in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial statements for the period subsequent to the acquisition are presented on a different basis of accounting than those for the period prior to the acquisition and, therefore, are not directly comparable.


DELOITTE & TOUCHE LLP


St. Louis, Missouri
February 22, 2001

General American Life Insurance Company and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2000 and 1999
(dollars in millions, except share data)

                                                                                                           PREDECESSOR'S
                                                                                                               BASIS
                                                                                                         ------------------
                                                                                      2000                     1999
                                                                                ------------------       ------------------
ASSETS
---------------------------------------------------------------------------
Investments:
     Fixed maturities available-for-sale, at fair value                     $            8,507.1      $           6,826.1
     Equity securities, at fair value                                                       37.8                     49.3
     Mortgage loans on real estate                                                       1,504.4                  1,678.9
     Real estate and real estate joint ventures                                            113.0                    118.9
     Policy loans                                                                        2,367.9                  2,243.9
     Other limited partnership interests                                                    51.4                     62.7
     Short-term investments                                                                 55.4                    292.4
     Other invested assets                                                               1,004.1                    804.1
                                                                                ------------------       ------------------
           Total investments                                                            13,641.1                 12,076.3
Cash and cash equivalents                                                                  589.0                    790.0
Accrued investment income                                                                  187.3                    153.9
Premiums and other receivables                                                           1,387.3                  1,504.6
Deferred policy acquisition costs and
   value of business acquired                                                            1,588.3                  1,286.1
Current income taxes                                                                         -                       56.9
Deferred income taxes                                                                        -                      197.7
Other                                                                                      583.1                    481.3
Separate account assets                                                                  6,948.1                  6,892.0
                                                                                ------------------       ------------------
           Total assets                                                     $           24,924.2      $          23,438.8
                                                                                ==================       ==================

LIABILITIES AND STOCKHOLDER'S EQUITY
---------------------------------------------------------------------------
Liabilities:
Future policy benefits                                                      $            6,100.9      $           5,995.6
Policyholder account balances                                                            7,334.2                  6,741.9
Other policyholder funds                                                                   959.2                  1,371.3
Policyholder dividends payable                                                             133.5                    120.7
Long-term debt                                                                             306.8                    223.4
Current income taxes payable                                                                16.3                      -
Deferred income taxes payable                                                               70.9                      -
Other                                                                                    1,280.5                  1,214.0
Separate account liabilities                                                             6,948.1                  6,892.0
                                                                                ------------------       ------------------
           Total liabilities                                                            23,150.4                 22,558.9
                                                                                ------------------       ------------------

Stockholder's Equity:
 Common stock, $1 par value 5,000,000 shares
      authorized, 3,000,000 shares issued and outstanding                                    3.0                      3.0
Additional paid in capital                                                               1,644.8                     71.1
Retained earnings                                                                          110.0                  1,074.1
Accumulated other comprehensive income (loss)                                               16.0                   (268.3)
                                                                                ------------------       ------------------
           Total stockholder's equity                                                    1,773.8                    879.9
                                                                                ------------------       ------------------
           Total liabilities and stockholder's equity                       $           24,924.2      $          23,438.8
                                                                                ==================       ==================

See accompanying notes to consolidated financial statements.

General American Life Insurance Company and Subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2000 and 1999
(dollars in millions)

                                                                                                           PREDECESSOR'S
                                                                                                               BASIS
                                                                                                         ------------------
                                                                                      2000                     1999
                                                                                ------------------       ------------------
REVENUES
---------------------------------------------------------------------------
Premiums                                                                    $             1,950.0     $           2,189.0
Universal life and investment-type product policy fees                                      242.2                   201.8
Net investment income                                                                     1,102.2                 1,156.0
Other revenues                                                                              241.9                   420.2
Net realized investment gains (losses) (net of amounts allocable to other
    accounts of $28.3 and $(8.4), respectively)                                              51.0                  (156.6)
                                                                                ------------------       ------------------
             Total revenues                                                               3,587.3                 3,810.4
                                                                                ------------------       ------------------

EXPENSES
---------------------------------------------------------------------------

Policyholder benefits and claims                                                          1,738.5                 1,978.4
Interest credited to policyholder account balances                                          392.7                   533.8
Policyholder dividends                                                                      209.4                   191.5
Other expenses (excludes amounts directly related to net realized
    investment gains (losses) of $28.3 and $(8.4), respectively)                          1,077.7                 1,343.4
                                                                                ------------------       ------------------

Income (loss) before provision for income taxes                                             169.0                  (236.7)
Provision (benefit) for income taxes                                                         59.0                   (83.5)
                                                                                ------------------       ------------------
Net income (loss)                                                           $               110.0     $            (153.2)
                                                                                ==================       ==================

See accompanying notes to consolidated financial statements.

General American Life Insurance Company and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2000 and 1999
(dollars in millions)

                                                                                                           PREDECESSOR'S
                                                                                                               BASIS
                                                                                                         ------------------
                                                                                      2000                     1999
                                                                                ------------------       ------------------
Net income (loss)                                                           $                110.0    $            (153.2)

Other comprehensive income (loss)                                                             16.0                 (321.2)
                                                                                ------------------       ------------------

             Comprehensive income (loss)                                    $                126.0    $            (474.4)
                                                                                ==================       ==================


See accompanying notes to consolidated financial statements.

General American Life Insurance Company and Subsidiaries
Consolidated Statements of Stockholder's Equity
For the years ended December 31, 2000 and 1999
(dollars in millions)


                                                                                               ACCUMULATED
                                                                                                  OTHER
                                                             ADDITIONAL                        COMPREHENSIVE           TOTAL
                                             COMMON            PAID-IN         RETAINED           INCOME           STOCKHOLDER'S
                                              STOCK            CAPITAL         EARNINGS           (LOSS)              EQUITY
                                          -------------    --------------    ------------    -----------------    ---------------
Predecessor's Basis:
Balance at January 1, 1999             $          3.0   $           3.0   $      1,242.0  $              52.9  $        1,300.9
Net loss                                                                          (153.2)                                (153.2)
Other comprehensive loss                                                                               (321.2)           (321.2)
Parent's share of subsidiary's
    issuance of non-voting stock                                                    25.3                                   25.3
Capital contribution from parent                                   68.1                                                    68.1
Dividends                                                                          (40.0)                                 (40.0)
                                          -------------    --------------    ------------    -----------------    ---------------

Balance at December 31, 1999           $          3.0   $          71.1   $      1,074.1  $            (268.3) $          879.9
                                          =============    ==============    ============    =================    ===============

---------------------------------------------------------------------------------------------------------------------------------

Balance at January 1, 2000             $          3.0   $       1,302.6   $          -    $               -    $        1,305.6
Net Income                                                                         110.0                                  110.0
Other comprehensive income                                                                               16.0              16.0
Capital contribution from parent                                  342.2                                                   342.2
                                          -------------    --------------    ------------    -----------------    ---------------

Balance at December 31, 2000           $          3.0   $       1,644.8   $        110.0  $              16.0  $        1,773.8
                                          =============    ==============    ============    =================    ===============


See accompanying notes to consolidated financial statements.

General American Life Insurance Company and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2000 and 1999
(dollars in millions)

                                                                                                            PREDECESSOR'S
                                                                                                                BASIS
                                                                                                         ------------------
                                                                                      2000                     1999
                                                                                ------------------       ------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                           $               110.0     $             (153.2)
Adjustments to reconcile net income (loss) to net cash provided by (used
    in) operating activities:
       Non-cash reconciling items:
         Depreciation and amortization expense                                              114.1                    (32.5)
         Gains from sales of investments and business, net                                  (79.3)                   200.6
         Interest credited to policyholder account balances                                 392.7                    533.9
         Universal life and investment-type product policy fees                            (242.8)                  (183.2)
       Change in current assets and liabilities:
         Accrued investment income                                                          (36.7)                    50.9
         Premiums and other receivables                                                     110.2                    353.0
         Deferred policy acquisitions costs, net                                           (233.2)                  (165.9)
         Insurance related liabilities                                                       56.6                    517.2
         Income taxes payable                                                               169.5                   (372.3)
         Other liabilities                                                                  141.1                    253.5
         Other, net                                                                         (89.9)                    84.5
---------------------------------------------------------------------------     ------------------       ------------------
Net cash provided by operating activities                                                   412.3                  1,086.5
---------------------------------------------------------------------------     ------------------       ------------------
CASH FLOWS FROM INVESTING ACTIVITIES
       Sales, maturities and repayments:
         Fixed maturities                                                                 1,998.7                 11,202.0
         Equity securities                                                                    -                       10.3
         Mortgage loans on real estate                                                      237.0                  1,442.8
         Real estate and real estate joint ventures                                          35.8                     34.9
         Other limited partnership interests                                                 11.3                      -
       Purchases of:
         Fixed maturities                                                                (3,626.2)                (8,110.5)
         Equity securities                                                                  (20.0)                   (19.2)
         Mortgage loans on real estate                                                     (162.8)                  (800.2)
         Real estate and real estate joint ventures                                          (7.2)                   (47.5)
       Net change in short-term investments                                                 228.5                    (97.1)
       Net change in policy loans                                                          (123.9)                   (92.9)
       Proceeds from sales of businesses                                                     94.1                     65.7
       Other, net                                                                          (116.0)                  (396.5)
---------------------------------------------------------------------------     ------------------       ------------------
Net cash (used in) provided by investing activities                                      (1,450.7)                 3,191.8
---------------------------------------------------------------------------     ------------------       ------------------
CASH FLOWS FROM FINANCING ACTIVITIES
       Capital contribution from parent                                                     315.0                    124.9
       Policyholder account balances:
         Deposits                                                                         2,215.6                  1,059.8
         Withdrawals                                                                     (1,776.7)                (5,246.5)
       Long-term debt issued                                                                 92.3                      -
       Long-term debt repaid                                                                 (8.7)                    (0.7)
       Other, net                                                                            (0.1)                   (16.9)
---------------------------------------------------------------------------     ------------------       ------------------
Net cash provided by (used in) financing activities                                         837.4                 (4,079.4)
---------------------------------------------------------------------------     ------------------       ------------------
Net (decrease) increase in cash and cash equivalents                                       (201.0)                   198.9
Cash and cash equivalents at beginning of year                                              790.0                    591.1
---------------------------------------------------------------------------     ------------------       ------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                    $               589.0     $              790.0
---------------------------------------------------------------------------     ==================       ==================
       Supplemental disclosures of cash flow information:
       Interest paid on debt                                                $                19.6     $               17.8
       Income (tax refunds received) taxes paid                                             (67.7)                    77.0
       Supplemental disclosure of non-cash items:
         Contribution of subsidiary to affiliate                            $                27.2     $                -

See accompanying notes to consolidated financial statements.

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements

(1)  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS
The consolidated financial statements include the assets, liabilities, and results of operations of General American Life Insurance Company ("General American" or the "Company") and the following wholly owned insurance subsidiaries: Cova Corporation (COVA), an insurance holding company, Paragon Life Insurance Company, Security Equity Life Insurance Company, General Life Insurance Company of America, General Life Insurance Company ("GLIC"), and its 48.9% owned subsidiary, Reinsurance Group of America, Incorporated ("RGA"), an insurance holding company. In addition, the financial statements include the assets, liabilities, and results of operations of the following wholly owned non-insurance subsidiaries: White Oak Royalty Company, Krisman, Inc., GenMark, Inc., and its 59.7% owned subsidiary, Conning Corporation ("Conning").

The Company's principal lines of business, conducted through General American or one of its subsidiaries, are: Individual Life Insurance, Annuities, Asset Management, and Reinsurance. The Company distributes its products and services primarily through a nationwide network of general agencies, independent brokers, and group sales and claims offices. The Company and its subsidiaries are licensed to conduct business in all fifty states, ten Canadian provinces, Puerto Rico, and the District of Columbia. Through its subsidiaries, the Company has operations in Europe, Pacific Rim countries, Latin America, and Africa.

ACQUISITION BY METLIFE
On January 6, 2000, Metropolitan Life Insurance Company ("MetLife") headquartered in New York, purchased 100% of the GenAmerica Financial Corporation ("GenAmerica"), the Company's Parent, for $1.2 billion in cash. GenAmerica operates as a wholly owned stock subsidiary of MetLife. The $1.2 billion purchase price was paid to GenAmerica's parent company, General American Mutual Holding Company ("GAMHC") and deposited in an account for the benefit of the Company's policyholders. Ultimately, these funds, minus adjustments, will be distributed to participating General American policyholders, with accumulated interest and GAMHC will be dissolved.

The acquisition of GenAmerica by MetLife was accounted for under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, Accounting for Business Combinations. The purchase price was allocated to the assets and liabilities acquired based upon the fair market value of such assets and liabilities at the date of acquisition. The Company allocated the purchase price to the net assets on January 1, 2000, as a convenience date. These allocations have been reflected in the January 1, 2000 balance in the Consolidated Statements of Stockholder's Equity. This purchase resulted in the creation of goodwill and other intangible assets totaling $1,517.2 million, which are being amortized between 2 and 30 years.

As a result of the acquisition, the consolidated financial statements for the period subsequent to the acquisition have different carrying values than those for periods prior to the acquisition and, therefore, are not directly comparable. For the periods prior to the date of acquisition, the Company is referred to as the "Predecessor Company".

On August 10, 1999, at management's request, the Missouri Department of Insurance (the "Department") placed the Company under an order of administrative supervision (the "Order"). The immediate cause of the Order was the Company's inability to immediately satisfy approximately $4 billion in institutional funding agreement contract surrenders. The funding agreements guaranteed the holder a return on principal at a stated interest rate for a specified period of time. The contracts also allowed the holder to "put" the contract to the Company for a payout of principal and interest within designated time periods of 7, 30 or 90 days. The Company had reinsured 50% of the funding agreement contracts with ARM Financial Group, Inc. ("ARM").

In July 1999, Moody's Investors Services, Inc. downgraded the claims paying ability rating of ARM due to the relative illiquidity of certain of its invested assets, which resulted in the Company recapturing the obligations and assets related to the funding agreements reinsured by ARM. As a result of the recapture, Moody's

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

downgraded the Company's claims paying ability rating. Upon announcement of the downgrade, a large number of funding agreement holders surrendered their contracts. The Company was unable to liquidate sufficient assets in an orderly fashion without incurring significant losses and therefore management requested the Order.

In connection with the acquisition, MetLife offered each holder of a General American funding agreement the option to exchange its funding agreement for a MetLife funding agreement with substantially identical terms and conditions or receive cash equal to the principal amount plus accrued interest. In consideration of this exchange offer, the Company transferred to MetLife assets having a market value equal to the market value of the funding agreement liabilities, approximately $5.7 billion. As a result of its efforts to raise liquidity to meet the funding agreement requests and the transfer of assets to MetLife, the Company incurred approximately $214.7 million in pretax capital losses. In addition to the capital losses, the Company incurred $141.4 million in fees associated with the recapture and transfer of the funding agreement business. With the transfer, the Company fully exited the funding agreement business.

OTHER OFFERINGS
On November 23, 1999, RGA completed a private placement of securities in which it sold 4,784,689 shares of its common stock, $0.01 par value per share to MetLife. The price per share was $26.125, and the aggregate value of the transaction was approximately $125 million. After the private offering, the Company's ownership percentage was 48.3%.

On September 14, 1999 RGA held a special shareholder's meeting at which an amendment to its restated articles of incorporation, as amended, was approved which converted 7,417,496 shares of non-voting common stock into 7,194,971 shares of voting common stock, with cash paid in lieu of any fractional shares. After the non-voting stock conversion, the Company's ownership percentage was 53.5%.

SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements are prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and its majority owned subsidiaries. Less than majority owned entities in which the Company has at least a 20% interest are reported on the equity basis. The Company continues to consolidate the financial statements of RGA even though its ownership percentage has declined to below 50% since the Company has retained control of RGA through a majority representation on RGA's Board of Directors during 2000 and 1999. All significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of financial statements requires the use of estimates by management, which affect the amounts reflected in the financial statements. Actual results could differ from those estimates. Accounts that the Company deems to be sensitive to changes in estimates include future policy benefits and policy and contract claims, deferred acquisition costs, and investment and deferred tax valuation allowances.

RECOGNITION OF REVENUE
For traditional life insurance policies, including participating businesses, premiums are recognized when due, less allowances for estimated uncollectable balances. For limited payment contracts, net premiums are recorded as revenue, and the difference between the gross premium and the net premium is deferred and recognized in income in a constant relationship to insurance in force over the estimated policy life.

For universal life and annuity products, contract charges for mortality, surrender, and expense, other than front-end expense charges, are reported as income when charged to policyholders' accounts.

Other income represents the fees generated from the Company's non-insurance operations, primarily service and contract fees relating to concessions, asset management, system development, and third-party administration. Amounts are recognized when earned.

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

INVESTED ASSETS
FIXED MATURITIES AND EQUITY SECURITIES: All of the Company's securities are classified as available-for-sale. Fixed maturities available-for-sale are reported at fair value and are so classified based on the possibility that such securities could be sold prior to maturity if that action enables the Company to execute its investment philosophy and appropriately match investment results to operating and liquidity needs. Equity securities are carried at fair value.

Realized gains or losses on the sale of securities are determined on the basis of specific identification. Unrealized gains and losses are recorded, net of related income tax effects as well as related adjustments to deferred acquisition costs, in accumulated other comprehensive income, a separate component of stockholder equity.

The Company recognizes its proportionate share of the resultant gains or losses on the issuance or repurchase of its subsidiaries' stock as a direct credit or charge to retained earnings.

MORTGAGE LOANS: Mortgage loans on real estate are stated at an unpaid principal balance, net of unamortized discounts, and valuation allowances for possible impairment in value. The Company discontinues the accrual of interest on mortgage loans which are more than 90 days delinquent. Interest received on nonaccrual mortgage loans is generally reported as interest income.

POLICY LOANS, REAL ESTATE AND OTHER INVESTED ASSETS: Policy loans are carried at an unpaid principal balance and are generally secured by the cash surrender value of the underlying contracts. Investment real estate which the Company intends to hold for the production of income is carried at depreciated cost less accumulated depreciation and encumbrances or fair value. Real estate acquired in satisfaction of debt is recorded at estimated fair value at the date of foreclosure. Valuation allowances on real estate held-for-sale are computed using the lower of depreciated cost or estimated fair value, net of disposition costs. The accumulated depreciation and encumbrances on real estate amounted to $7.1 million and $44.0 million at December 31, 2000 and 1999, respectively. Direct valuation allowances amounted to $3.0 million and $4.7 million at December 31, 2000 and 1999, respectively.

Other invested assets are principally recorded at fair value.

SHORT-TERM INVESTMENTS: Short-term investments, consisting primarily of money market instruments and other debt issues purchased with an original maturity of less than a year, are carried at amortized cost, which approximates fair value.

INVESTED ASSET IMPAIRMENT AND VALUATION ALLOWANCES: Invested assets are considered impaired when the Company determines that collection of all amounts due under the contractual terms is doubtful. The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other than temporary. These adjustments are recorded as investment losses. Investment gains and losses on sales of securities are determined on a specific identification basis. In addition, the Company has established valuation allowances for mortgage loans and other invested assets. Valuation allowances for other than temporary impairments in value are netted against the asset categories to which they apply. Additions to valuation allowances are included in realized gains and losses.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents represent cash, demand deposits, and highly liquid short-term investments, which include U.S. Treasury bills, commercial paper, and repurchase agreements with original or remaining maturities of 90 days or less when purchased.

INVESTMENT INCOME
Fixed maturity premium and discounts are amortized into income using the scientific yield method over the term of the security. Amortization of the premium or discount on mortgage-backed securities is recognized

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

using a scientific yield method which considers the estimated timing and amount of prepayments of underlying mortgage loans. Actual prepayment experience is periodically reviewed and effective yields are adjusted when differences arise between the prepayments originally anticipated and the actual prepayments received and those prepayments currently anticipated. When such differences occur, the net investment in the mortgage-backed security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security with a corresponding charge or credit to interest income (the "retrospective method").

POLICY AND CONTRACT LIABILITIES
For traditional life insurance policies, future policy benefits are computed using a net level premium method taking into account actuarial assumptions as to mortality, persistency, and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on industry standards and the Company's historical experience which, together with interest and expense assumptions, provide a margin for adverse deviation. Interest rate assumptions generally range from 2.5% to 11.0%. When the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected policy benefits and expenses, unrecoverable deferred policy acquisition costs are written off and thereafter a premium deficiency reserve is established through a charge to earnings.

For participating policies, future policy benefits are computed using a net level premium method based on the guaranteed cash value basis for mortality and interest. Mortality rates are similar to those used for statutory valuation purposes. Interest rates generally range from 2.5% to 6.0%. Dividend liabilities are established when earned.

Policyholder account balances for universal life and annuity policies are equal to the policyholder account value before deduction of any surrender charges. The policyholder account value represents an accumulation of gross premium payments plus credited interest less expense, mortality charges, and withdrawals. These expense charges are recognized in income as earned.

The range of interest crediting rates used by the Company's life insurance subsidiaries were as follows:

                                 2000                       1999
Universal life                3.45-8.00%                 4.00-8.00%
Annuities                     3.00-8.50%                 3.00-9.10%

Accident and health benefits for active lives are calculated using the net level premium method and assumptions as to future morbidity, withdrawals, and interest, which provide a margin for adverse deviation. Benefit liabilities for disabled lives are calculated using the present value of future benefits and experience assumptions for claim termination, expense, and interest which also provide a margin for adverse deviation.

POLICY AND CONTRACT CLAIMS
The Company establishes a liability for unpaid claims based on estimates of the ultimate cost of claims incurred, which is comprised of aggregate case basis estimates, average claim costs for reported claims, and estimates of incurred but not reported losses based on past experience. Policy and contract claims include a provision for both life and accident and health claims. Management believes the liabilities for unpaid claims are adequate to cover the ultimate liability; however, due to the underlying risks and the high degree of uncertainty associated with the determination of the liability for unpaid claims, the amounts which will ultimately be paid to settle these liabilities cannot be precisely determined and may vary from the estimated amount included in the consolidated balance sheets.

DEFERRED POLICY ACQUISITION COSTS
The costs, which vary with and are primarily related to the production of new and renewal business, have been deferred to the extent that such costs are deemed recoverable from future profitability of the underlying

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

business. Such costs include commissions, premium taxes, as well as certain other costs of policy issuance and underwriting.

For limited payment and other nonparticipating traditional life insurance policies, the deferred policy acquisition costs are amortized, with interest, in proportion to the ratio of the expected annual premium revenue to the expected total premium revenue. Expected future premium revenue is estimated utilizing the same assumptions used for computing liabilities for future policy benefits for these policies.

For participating life insurance, universal life, and annuity type contracts, the deferred policy acquisition costs are amortized over a period of not more than thirty years in relation to the present value of estimated gross margins or profits arising from interest margin, cost of insurance, policy administration, and surrender charges.

The estimates of expected gross margins and profits are evaluated regularly and are revised if actual experience or other evidence indicates that revision is appropriate. Upon revision, total amortization recorded to date is adjusted by a charge or credit to current earnings. Deferred policy acquisition costs are adjusted for the impact on estimated gross margins as if the net unrealized gains and losses on securities had actually been realized.

VALUE OF BUSINESS ACQUIRED
Value of business acquired represents the present value of future profits generated from existing insurance contracts in force at the date of acquisition and is amortized over the expected policy or contract duration in relation to the present value of estimated gross profits from such policies and contracts.

GOODWILL
The excess of cost over the fair value of net assets acquired ("goodwill") is included in other assets. Goodwill is amortized on a straight-line basis over 20 years. The Company reviews goodwill to assess recoverability from future operations using undiscounted cash flows. Impairments are recognized in operating results if a permanent diminution in value is deemed to have occurred. Total goodwill as of December 31, 2000, net of accumulated amortization of $7.5 million, was $263.6 million.

REINSURANCE AND OTHER CONTRACT DEPOSITS
In the normal course of business, the Company seeks to limit its exposure to loss on any single insured by ceding risks to other insurance enterprises or reinsurers under various types of contracts including coinsurance and excess coverage. The Company's retention level per individual life ranges between $50 thousand and $2.5 million depending on the entity writing the policy.

The Company assumes and retrocedes financial reinsurance contracts, which represent low mortality risk reinsurance treaties. These contracts are reported as deposits and are included in other contract deposits in the consolidated balance sheets. The amount of revenue reported on these contracts represents fees and the cost of insurance under the terms of the reinsurance agreement.

Reinsurance activities are accounted for consistent with terms of the underlying contracts. Premiums ceded to other companies have been reported as a reduction of premiums. Amounts applicable to reinsurance ceded for future policy benefits and claim liabilities have been reported as assets for these items, and commissions and expense allowances received in connection with reinsurance ceded have been accounted for in income as earned. Reinsurance does not relieve the Company from its primary responsibility to meet claim obligations. The Company evaluates the financial conditions of its reinsurers annually.

FEDERAL INCOME TAXES
The Company and certain of its U.S. subsidiaries file consolidated federal income tax returns. Pursuant to the Internal Revenue Code, any acquired life insurance company is not included in a consolidated return with non-life insurance companies until the acquired company has been a member of the group for five years. Prior to satisfying the five-year requirement, the subsidiary either files a separate federal return or files as part of a

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

consolidated return including only life insurance companies. Missouri Reinsurance (Barbados) Inc., a subsidiary of the Company, also files a U.S. tax return. In addition, the following subsidiaries of RGA file US tax returns: RGA Reinsurance Company (Barbados) Ltd.; Triad Re, Ltd.; and RGA Americas Reinsurance Company, Ltd. The Company's foreign subsidiaries are taxed under applicable local statutes. No deferred tax liabilities have been recognized for the foreign subsidiaries.

The Company uses the asset and liability method to record deferred income taxes. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates, expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company has not recognized a deferred tax liability for the excess of financial statement carrying amount over the tax basis of its less-than-80% owned domestic subsidiaries as the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the Company expects that it will ultimately use that means.

SEPARATE ACCOUNT BUSINESS
The assets and liabilities of the separate account represent segregated funds administered and invested by the Company for purposes of funding variable life insurance and annuity contracts for the exclusive benefit of the contractholders.

The Company charges the separate account for cost of insurance and administrative expense associated with a contract and charges related to early withdrawals by contractholders. The assets and liabilities of the separate account are carried at fair value.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The estimated fair values of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

INVESTMENT SECURITIES: Fixed maturities are valued using quoted market prices, if available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or in the case of private placements are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of investments. The fair values of equity securities are based on quoted market prices.

DERIVATIVES: Derivatives are valued using quoted market prices, if available. For derivatives not actively traded, fair values are estimated using values obtained from independent pricing services.

MORTGAGE LOANS: The fair values of mortgage loans are estimated using discounted cash flow analyses and interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

POLICY LOANS: The fair value of policy loans approximates the carrying value. The majority of these loans are indexed, with a yield tied to a stated return.

POLICYHOLDER ACCOUNT BALANCES ON INVESTMENT TYPE CONTRACTS: Fair values for the Company's liabilities under investment-type contracts are estimated using cash surrender values. For contracts with no defined maturity date, the carrying value approximates fair value.

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

SEPARATE ACCOUNT ASSETS AND LIABILITIES: The separate account assets and liabilities are carried at fair value as determined by the market value of the underlying segregated investments.

SHORT-TERM INVESTMENTS AND CASH AND CASH EQUIVALENTS: The carrying amount approximates fair value.

LONG-TERM DEBT AND NOTES PAYABLE: The fair value of long-term debt and notes payable is estimated using discounted cash flow calculations based on interest rates currently being offered for similar instruments.

Refer to Note 3 and Note 4 for additional information on fair value of financial instruments.

APPLICATION OF ACCOUNTING PRONOUNCEMENTS

In March 1998, the National Association of Insurance Commissioners adopted the Codification of Statutory Accounting Principles (the "Codification"). The Codification, which is intended to standardize regulatory accounting and reporting to state insurance departments, became effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The Department requires adoption of the Codification, with certain modifications, for the preparation of statutory financial statements effective January 1, 2001. The Company believes that its adoption of the Codification by the NAIC and the Codification as modified by the Department, as currently interpreted, will not adversely affect statutory capital and surplus as of January 1, 2001.

In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment of FASB Statement No. 133 ("SFAS 138"). In June 1999, the FASB also issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133 ("SFAS 137"). SFAS 137 defers the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") until January 1, 2001. SFAS 133, as amended by SFAS 138, requires, among other things, that all derivatives be recognized in the consolidated balance sheets as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based upon the hedge relationship, if such a relationship exists. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133 are required to be reported in income. Adoption of SFAS 133 and SFAS 138 did not have a material effect on the Company's consolidated financial statements.

In July 2000, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 99-20, Recognition of Interest Income and Impairment on Certain Investments ("EITF No. 99-20"). This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to evaluate these securities for an other-than-temporary decline in value. This consensus is effective for financial statements with fiscal quarters beginning after December 15, 2000. While the Company is currently in the process of quantifying the impact of EITF No. 99-20, the provisions of the consensus are not expected to have a material impact on the Company's financial condition or results of operations.

Effective October 1, 2000, the Company adopted Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The requirements of SAB 101 did not have a material effect on the Company's consolidated financial statements.

In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of FASB Statement No. 125 ("SFAS 140"). SFAS 140 is effective for transfers and extinguishments of liabilities occurring after March 31, 2001 and is effective for disclosures about securitizations and collateral and for recognition and reclassification of collateral for fiscal years ending after December 15, 2000. Adoption of the provisions of

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

SFAS 140 effective for the year ended December 31, 2000 did not have a material effect on the Company's financial statements. The Company is in the process of quantifying the impact, if any, of the provisions of SFAS 140 effective for future periods.

Effective January 1, 2000, the Company adopted Statement of Position 98-7, Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk ("SOP 98-7"). SOP 98-7 provides guidance on the method of accounting for insurance and reinsurance contracts that do not transfer insurance risk, defined in the SOP as the deposit method. SOP 98-7 classifies insurance and reinsurance contracts for which the deposit method is appropriate into those that 1) transfer only significant timing risk, 2) transfer only significant underwriting risk, 3) transfer neither significant timing nor underwriting risk and 4) have an indeterminate risk. Adoption of SOP 98-7 did not have a material effect on the Company's consolidated financial statements.

Effective January 1, 1999, the Company adopted SOP 97-3, Accounting for Insurance and Other Enterprises for Insurance Related Assessments ("SOP 97-3"). SOP 97-3 provides guidance on accounting by insurance and other enterprises for assessments related to insurance activities including recognition, measurement and disclosure of guaranty fund and other insurance related assessments. Adoption of SOP 97-3 did not have a material effect on the Company's consolidated financial statements.

Effective January 1, 1999, the Company adopted SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides guidance for determining when an entity should capitalize or expense external and internal costs of computer software developed or obtained for internal use. Adoption of SOP 98-1 did not have a material effect on the Company's consolidated financial statements.

Effective January 1, 1999, the Company adopted SOP 98-5, Reporting on the Costs of Start-Up Activities ("SOP 98-5"). SOP 98-5 broadly defines start-up activities. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. Adoption of SOP 98-5 did not have a material effect on the Company's consolidated financial statements.

RECLASSIFICATION
The Company has reclassified the presentation of certain prior period information to conform to the 2000 presentation.

(2)  ACQUISITIONS AND DIVESTITURES

NaviSys Incorporated ("NaviSys"), a wholly owned subsidiary of the Company was sold in 2000 through two transactions in June, 2000 and November, 2000. The first transaction was a sale of a portion of the business to a business operated by former members of NaviSys management. The proceeds from the sale were $47 million in cash and 2,000,000 shares of common stock of the buyer, representing 10% of the fully diluted ownership of buyer. The November transaction involved sale of certain assets of the remaining NaviSys business to Liberty Insurance Services Corporation for $10 million in cash before normal purchase price adjustments. There was a $0.9 million loss in the aggregate on the above mentioned transactions. The Company continues to own the corporation that was formerly NaviSys, now known as Krisman, Inc.

On January 1, 2000, the Company exited the Group Health business through the Asset Purchase Agreement and related reinsurance arrangements with Great-West Life & Annuity Insurance Company ("Great-West"). This agreement also includes any life business that is directly associated to the health business. The Company was required to reimburse Great-West for up to $10 million in net operating losses incurred during 2000. Actual results of operations exceeded the limitation and no reimbursement was required. The Company is reviewing certain receivables related to this business to determine if they should be deemed uncollectible and compensated to Great-West. Loss experience associated with claims arising from the sold business that were

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

incurred prior to the effective date of January 1, 2000, but paid during 2000 are also being reviewed to determine if any amounts are reimbursable to Great-West.

On April 18, 2000, MetLife completed its tender offer for all outstanding shares of Conning common stock not already owned by MetLife, at a price of $12.50 per share.

On September 30, 1999, the Company sold its 100 percent ownership in Consultec, LLC to ACS Enterprise Solutions, Inc. Proceeds received net of expenses were $65.7 million and the realized gain, net of tax, on the sale was $28.4 million.

(3)  INVESTMENTS

FIXED MATURITIES AND EQUITY SECURITIES
The amortized cost and estimated fair value of fixed maturities and equity securities at December 31, 2000 and 1999 are as follows (in millions):

                                                         2000
-----------------------------------------------------------------------------------------------------------------------------
                                                                            GROSS              GROSS             ESTIMATED
                                                       AMORTIZED          UNREALIZED         UNREALIZED            FAIR
                                                          COST              GAINS              LOSSES              VALUE
                                                     ---------------    ---------------    ---------------     --------------
Available-for-sale:
    U. S. Treasury securities                     $           53.7   $            2.8    $            -     $           56.5
    Government agency obligations                            873.9               91.1               (41.5)             923.5
    Corporate securities                                   5,169.9              137.3              (184.6)           5,122.6
    Mortgage and asset backed securities                   2,342.2               96.1               (33.8)           2,404.5
                                                     ---------------    ---------------     --------------     --------------

Total fixed maturities available-for-sale         $        8,439.7   $          327.3   $          (259.9) $         8,507.1
                                                     ===============    ===============     ==============     ==============

Equity securities                                 $           43.2   $            2.5   $            (7.9) $            37.8
                                                     ===============    ===============     ==============     ==============

                                                  PREDECESSOR'S BASIS
                                                         1999
-----------------------------------------------------------------------------------------------------------------------------
                                                                                 GROSS              GROSS          ESTIMATED
                                                          AMORTIZED         UNREALIZED         UNREALIZED               FAIR
                                                               COST              GAINS             LOSSES              VALUE
                                                     ---------------    ---------------    ---------------     --------------
Available-for-sale:
    U. S. Treasury securities                     $            88.6  $             0.2   $          (4.8)   $           84.0
    Government agency obligations                             686.8               55.3             (54.8)              687.3
    Corporate securities                                    4,298.6              104.6            (318.2)            4,085.0
    Mortgage and asset-backed securities                    2,411.8                2.2            (444.2)            1,969.8
                                                     ---------------    ---------------     --------------     --------------

Total fixed maturities available-for-sale         $         7,485.8  $           162.3  $         (822.0)  $         6,826.1
                                                     ===============    ===============     ==============     ==============

Equity securities                                 $            42.7  $             9.5  $           (2.9)  $            49.3
                                                     ===============    ===============     ==============     ==============

The Company manages its credit risk associated with fixed maturities by diversifying its portfolio. At December 31, 2000, the Company held no corporate debt securities or foreign government debt securities of a single issuer, which had a carrying value in excess of ten percent of stockholder's equity.

The amortized cost and estimated fair value of fixed maturity investments at December 31, 2000 are shown by contractual maturity for all securities except U.S. Government agencies mortgage-backed securities, which are distributed by maturity year based on the Company's estimate of the rate of future prepayments of principal

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

over the remaining lives of the securities. These estimates are developed using prepayment speeds provided in broker consensus data. Such estimates are derived from prepayment speed experience at the interest rate levels projected for the applicable underlying collateral and can be expected to vary from actual experience. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                                            ESTIMATED
                                                                                    AMORTIZED                    FAIR
                                                                                         COST                   VALUE
                                                                             -----------------     -------------------
Due in one year or less                                                 $               173.9  $                175.9
Due after one year through five years                                                 1,436.8                 1,443.6
Due after five years through ten years                                                1,798.9                 1,781.7
Due after ten years through twenty years                                              2,696.0                 2,717.6
Mortgage and asset backed securities                                                  2,334.1                 2,388.3
                                                                             -----------------     -------------------

Total                                                                   $             8,439.7  $              8,507.1
                                                                             =================     ===================

The sources of net investment income follow (in millions):

                                                                                      PREDECESSOR'S
                                                                                          BASIS
                                                                                    ------------------
                                                                 2000                     1999
                                                           ------------------       ------------------
Fixed maturities                                        $              698.7     $              749.6
Mortgage loans                                                         132.9                    175.4
Real estate                                                              5.9                     25.0
Equity securities                                                        1.2                      2.0
Policy loans                                                           158.0                    144.9
Short-term investments                                                  33.0                     46.5
Other                                                                   78.6                     32.9
                                                           ------------------       ------------------

Investment revenue                                                   1,108.3                  1,176.3
Investment expenses                                                     (6.1)                   (20.3)
                                                           ------------------       ------------------

Net investment income                                   $            1,102.2     $            1,156.0
                                                           ==================       ==================

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

Net realized gains (losses) from sales of investments consist of the following (in millions):

                                                                                      PREDECESSOR'S
                                                                                          BASIS
                                                          ------------------        ------------------
                                                                2000                      1999
                                                          ------------------        ------------------
Fixed maturities:
    Realized losses                                    $              (25.7)     $             (260.4)
Equity securities:
    Realized gains                                                      -                        47.7
Other investments, net                                                 90.3                      12.1
Offset to deferred policy acquisition costs and
    value of business acquired                                        (28.3)                      8.4
Minority interest                                                      14.7                      35.6

                                                          ------------------        ------------------
Net realized investment gains (losses)                 $               51.0      $             (156.6)
                                                          ==================        ==================

Included in net realized losses are permanent write-downs of approximately $16.8 million and $67.6 million during 2000 and 1999, respectively.

A summary of the components of the net unrealized appreciation
(depreciation) on invested assets carried at fair value is as follows (in millions):

                                                                                                        PREDECESSOR'S
                                                                                                            BASIS
                                                                                                      ------------------
                                                                                  2000                      1999
                                                                            ------------------        ------------------
Unrealized appreciation (depreciation):
    Fixed maturities available-for-sale                                  $               67.3     $            (659.7)
    Equity securities                                                                    (5.4)                    6.6
Effect of unrealized (depreciation) appreciation on:
    Deferred policy acquisition costs and value of business acquired                    (58.3)                  186.0
Deferred income taxes                                                                   (22.2)                  169.7
Other                                                                                    (9.5)                  (17.7)
Minority interest, net of taxes                                                          54.4                    69.4
                                                                            ------------------        ------------------

Net unrealized appreciation (depreciation)                               $               26.3     $            (245.7)
                                                                            ==================        ==================

The Company has securities on deposit with various state insurance departments and regulatory authorities with an amortized cost of approximately $953.6 million and $881.8 million at December 31, 2000 and 1999, respectively.

The Company periodically evaluates its portfolio for impaired assets. Factors considered in the impairment evaluation include the collateral values, credit quality of the issuer, amount of the exposure, the Company's ability to reduce exposure in situations of deteriorating credit worthiness, and loss probabilities. Once a charge-off is taken, income is no longer accrued and all cash is applied to principal. The Company's total impaired assets amount to $61.1 million and $31.8 million at December 31, 2000 and 1999, respectively.

MORTGAGE LOANS
The Company originates mortgage loans on income-producing properties, such as apartments, retail and office buildings, light warehouses, and light industrial facilities. Loan to value ratios at the time of loan approval are

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

75% or less. The Company attempts to minimize risk through a thorough credit approval process and through geographic and property type diversification.

During 1999, the Company entered into an agreement whereby approximately $625.6 million of mortgage loans were sold by the Company for securitization and resale by a financial institution as mortgage pass-through certificates. The sale of these mortgage loans resulted in a net gain of approximately $0.6 million. These amounts are reflected within net investment income in the consolidated statement of operations.

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

The Company's mortgage loans were distributed as follows (in millions):

                                                                                      PREDECESSOR'S BASIS
                                                                                  --------------------------
                                                      2000                                   1999
                                           --------------------------             --------------------------
                                                             PERCENT                                PERCENT
                                              CARRYING            OF                 CARRYING            OF
                                                 VALUE         TOTAL                    VALUE         TOTAL
                                           --------------------------             --------------------------
       Arizona                         $           132.0        8.7   %      $            125.6       7.4    %
       California                                  272.8       18.1                       298.0      17.4
       Colorado                                    116.7        7.7                       150.5       8.8
       Florida                                     122.6        8.1                       134.0       7.9
       Georgia                                     131.4        8.6                       137.6       8.1
       Illinois                                     84.1        5.6                        91.9       5.4
       Maryland                                     73.6        4.9                        78.2       4.6
       Missouri                                     86.9        5.7                        98.1       5.7
       Texas                                       146.4        9.7                       157.8       9.2
       Washington                                   64.3        4.3                        69.1       4.0
       Other                                       281.6       18.6                       367.2      21.5
                                           --------------------------             --------------------------

       Subtotal                                  1,512.4      100.0   %                 1,708.0     100.0    %
                                                           ==========                            ===========
       Valuation reserve                            (8.0)                                 (29.1)
                                           ---------------                        --------------
       Total                           $         1,504.4                     $          1,678.9
                                           ===============                        ==============

                                                                                      PREDECESSOR'S BASIS
                                                                                  --------------------------
                                                      2000                                   1999
                                           --------------------------             --------------------------
                                                             PERCENT                                PERCENT
                                              CARRYING            OF                 CARRYING            OF
                                                 VALUE         TOTAL                    VALUE         TOTAL
                                           --------------------------             --------------------------
       Property type:
           Apartment                   $            61.0        4.0   %      $            143.0       8.4    %
           Retail                                  456.6       30.2                       490.8      28.7
           Office building                         565.4       37.4                       604.6      35.4
           Industrial                              359.0       23.8                       391.6      22.9
           Other commercial                         70.4        4.6                        78.0       4.6
                                           --------------------------             --------------------------

       Subtotal                                  1,512.4      100.0   %                 1,708.0     100.0    %
                                                           ==========                            ===========
       Valuation reserve                            (8.0)                                 (29.1)
                                           ---------------                        --------------

       Total                           $         1,504.4                     $          1,678.9
                                           ===============                        ==============

An impaired loan is measured by comparison of the net book value of the loan to the present value of expected future cash flows or, alternatively, the observable market price or the fair value of the collateral.

Mortgage loans which have been non-income producing for the preceding twelve months were $8.7 million and $6.5 million at December 31, 2000 and 1999, respectively. At December 31, 2000 and 1999, the recorded investment in mortgage loans that were considered impaired was $100.6 million and $48.8 million, respectively, with related allowances for credit losses of $8.0 million and $4.0 million, respectively. The average recorded investment in impaired loans during 2000 and 1999 was $78.3 million and $74.8 million, respectively.

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

For the years ended December 31, 2000, and 1999, the Company recognized $7.2 million, and $3.6 million, respectively, of interest income on those impaired loans, which included $7.2 million, and $3.6 million, respectively, of interest income recognized using the cash basis method of income recognition.

As of December 31, 2000, the Company has outstanding fixed rate commercial mortgage loan commitments totaling $16 million with a market value of $16 million at rates ranging from 1.5% to 2.5% over the United States Treasury rate. There are no variable rate commitments.

SECURITIES LENDING
In 2000, the Company did not participate in a securities lending program. In 1999, the Company participated in a securities lending program. In the Company's agreements, collateral was held on certain fixed maturity securities loaned to other institutions through a lending agreement. The minimum collateral on securities loaned was 102% of the market value of the loaned securities, marked to market daily. The Company retained full ownership of the loaned securities and was indemnified by the lending agent in the event a borrower became insolvent or failed to return the securities. The amount on loan at December 31, 1999 was $60.3 million and was appropriately collateralized.

DERIVATIVES
The table below provides a summary of the carrying value, notional amount and current market or fair value of derivative financial instruments held at December 31, 2000 and 1999 (in millions):

                                                                                              PREDECESSOR'S BASIS
                                                                              ----------------------------------------------------
                                              2000                                                   1999
                       ---------------------------------------------------    ----------------------------------------------------
                                                       CURRENT MARKET                                         CURRENT MARKET
                                                        OR FAIR VALUE                                          OR FAIR VALUE
                        CARRYING      NOTIONAL     -----------------------     CARRYING     NOTIONAL      ------------------------
                          VALUE        AMOUNT       ASSETS     LIABILITIES      VALUE        AMOUNT        ASSETS      LIABILITIES
                       ----------     --------     --------    -----------    ----------    ---------     ---------    -----------
  Interest rate
   swaps            $       37.9  $    1,142.7 $      37.9  $           -  $     (33.8)  $   1,507.0  $        -    $       (33.8)
  Exchange traded
   options                   0.6           4.2         0.7            0.1          -             -             -              -
                       ----------     --------     --------    -----------    ----------    ---------     ---------    -----------

  Total
   contractual
   commitments      $       38.5   $   1,146.9  $     38.6  $         0.1  $     (33.8)  $   1,507.0   $       -    $       (33.8)
                       ==========     ========     ========    ===========    ==========    =========     =========    ===========

The following is a schedule of the notional amounts by derivative type and strategy at December 31, 2000 and 1999:

                                          DECEMBER 31, 1999                        TERMINATIONS/       DECEMBER 31, 2000
                                           NOTIONAL AMOUNT         ADDITIONS         MATURITIES         NOTIONAL AMOUNT
                                        ----------------------    ------------     ---------------    ---------------------
BY DERIVATIVE TYPE
Interest rate swaps                  $         1,507.0         $       -       $          (364.3)  $               1,142.7
Exchange traded options                            -                      8.1               (3.9)                      4.2
                                        ----------------------    ------------     ---------------    ---------------------
  Total contractual commitments      $         1,507.0         $          8.1  $          (368.2)  $               1,146.9
                                        ======================    ============     ===============    =====================


BY STRATEGY
Liability hedging                    $         1,507.0         $          8.1  $          (368.2)  $               1,146.9

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

The following table presents the notional amounts of derivative financial instruments by maturity at December 31, 2000:

                                                                      REMAINING LIFE
                                 -----------------------------------------------------------------------------------------
                                               AFTER ONE YEAR
                                 ONE YEAR       THROUGH FIVE        AFTER FIVE YEARS       AFTER TEN
                                  OR LESS           YEARS          THROUGH TEN YEARS         YEARS              TOTAL
                                 ----------    ----------------    -------------------    ------------      --------------
Interest rate swaps           $      145.7  $            429.5  $               267.5  $        300.0  $          1,142.7
Exchange traded options                4.2                 -                      -               -                   4.2
                                 ----------    ----------------    -------------------    ------------      --------------
Total contractual
  commitments                 $      149.9  $            429.5  $               267.5  $        300.0  $          1,146.9
                                 ==========    ================    ===================    ============      ==============

(4)  FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2000 and 1999 (in millions). Refer to Note 3 for the estimated fair values of the Company's derivative instruments.

                                                                                               PREDECESSOR'S BASIS
                                                                                        ----------------------------------
                                                            2000                                      1999
                                              ----------------------------------        ----------------------------------
                                                                      ESTIMATED                                 ESTIMATED
                                                    CARRYING               FAIR              CARRYING                FAIR
                                                       VALUE              VALUE                 VALUE               VALUE
                                              ---------------     --------------        --------------     ---------------
Assets:
    Fixed maturities                       $         8,507.1   $        8,507.1      $        6,826.1   $         6,826.1
    Equity securities                                   37.8               37.8                  49.3                49.3
    Mortgage loans on real estate                    1,504.4            1,572.7               1,678.9             1,691.7
    Policy loans                                     2,367.9            2,367.9               2,243.9             2,243.9
    Short-term investments                              55.4               55.4                 292.4               292.4
    Other invested assets                            1,004.1            1,004.1                 804.1               804.1
    Separate account assets                          6,948.1            6,948.1               6,892.0             6,892.0
    Mortgage loan commitments                              -               16.0                   -                  67.0
Liabilities:

    Policyholder account balances
       relating to investment contracts              5,467.7            5,658.0               5,179.4             5,279.8
    Long-term debt and
       notes payable                                   306.8              315.4                 223.4               216.6
    Separate account liabilities                     6,948.1            6,948.1               6,892.0             6,892.0

(5)  REINSURANCE

The Company is a reinsurer to the life and health industry. The effect of reinsurance on premiums and other considerations is as follows (in millions):

                                                                                                        PREDECESSOR'S
                                                                                                            BASIS
                                                                            ------------------        ------------------
                                                                                  2000                      1999
                                                                            ------------------        ------------------
Direct                                                                   $            964.1        $          1,139.5
Assumed                                                                             1,771.4                   1,667.7
Ceded                                                                                (543.3)                   (416.4)
                                                                            ------------------        ------------------

Net insurance premiums and other considerations                          $          2,192.2        $          2,390.8
                                                                            ==================        ==================

Reinsurance recoveries netted against policyholder benefits              $            116.8        $            216.2
                                                                            ==================        ==================

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

Reinsurance recoverables, included in premiums and other receivables, were $451 million and $813 million at December 31, 2000 and 1999 respectively. Reinsurance and ceded commissions payables, included in other liabilities, were $50 million and $54 million at December 31,2000 and 1999, respectively.

(6)  FEDERAL INCOME TAXES

Income tax expense (benefit) attributable to income from continuing operations consists of the following (in millions):

                                                                                                        PREDECESSOR'S
                                                                                                            BASIS
                                                                            ------------------        ------------------
                                                                                  2000                      1999
                                                                            ------------------        ------------------
Current income tax expense (benefit):
    - U.S.                                                               $              2.9        $            (35.5)
    - Foreign                                                                          (0.8)                     11.9
                                                                            ------------------        ------------------
  Total current                                                                         2.1                     (23.6)

Deferred income tax expense (benefit):
    - U.S.                                                                             46.2                     (67.5)
    - Foreign                                                                          10.7                       7.6
                                                                            ------------------        ------------------
   Total deferred                                                                      56.9                     (59.9)
                                                                            ------------------        ------------------

Provision for income taxes                                               $             59.0        $            (83.5)
                                                                            ==================        ==================

Income tax expense attributable to income from operations differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pre-tax income as a result of the following (in millions):

                                                                                                        PREDECESSOR'S
                                                                                                            BASIS
                                                                            ------------------        ------------------
                                                                                  2000                      1999
                                                                            ------------------        ------------------
Computed "expected" tax expense (benefit)                                $             59.1        $            (82.8)
Increase (decrease) in income tax resulting from:
     Foreign tax rate in excess of U.S. tax rate                                        0.5                       1.0
     Tax preferred investment income                                                    1.8                      (4.3)
     Tax credits                                                                       (7.0)                     (7.1)
     State tax net of federal benefit                                                  (0.2)                      1.7
     Corporate owned life insurance                                                    (4.4)                     (3.3)
     Goodwill amortization                                                              4.1                       1.9
     Difference in book vs. tax basis in domestic subsidiaries                          -                         1.6
     Valuation allowance for loss carryforwards                                        (0.4)                      5.7
     Capitalized acquisition costs                                                      0.5                       2.4
     Sale of subsidiaries                                                               4.6                       -
     Other, net                                                                         0.4                      (0.3)
                                                                            ------------------        ------------------

Provision for income taxes                                               $             59.0        $            (83.5)
                                                                            ==================        ==================

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

Total income taxes were allocated as follows (in millions):

                                                                                                        PREDECESSOR'S
                                                                                                            BASIS
                                                                            ------------------        ------------------
                                                                                  2000                      1999
                                                                            ------------------        ------------------
Provision for income taxes from continuing operations                    $             59.0        $            (83.5)
Income tax from policyholders' surplus:

        Unrealized holding gain or loss on debt and equity securities
           recognized for financial reporting purposes                                 41.4                    (237.0)
        Foreign currency translation                                                   (8.8)                      7.8
        Other                                                                          (0.1)                     (2.4)
                                                                                                      ------------------
                                                                            ------------------

Provision for income taxes                                               $             91.5        $           (315.1)
                                                                            ==================        ==================

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2000 and 1999 are presented below (in millions):

                                                                                                        PREDECESSOR'S
                                                                                                            BASIS
                                                                                                      ------------------
                                                                                  2000                      1999
                                                                            ------------------        ------------------
Deferred tax assets:
    Reserve for future policy benefits                                   $            1.6         $           158.9
    Employee benefits                                                                35.0                      41.5
    Investments                                                                     106.1                      46.2
    Net operating loss carryovers                                                   149.7                      57.2
    Unrealized loss on investments                                                    -                       163.9
    Other, net                                                                      120.9                      95.5
                                                                            ------------------        ------------------

Gross deferred tax assets                                                           413.3                     563.2
    Less valuation allowance                                                          8.2                       7.2
                                                                            ------------------        ------------------

Total deferred tax assets after valuation allowance                      $          405.1         $           556.0
                                                                            ==================        ==================

Deferred tax liabilities:
    Deferred acquisition costs                                           $          397.7         $           237.6
    Unrealized gain on investments                                                    6.9                       -
    Other, net                                                                       71.4                     120.7
                                                                            ------------------        ------------------

Total deferred tax liabilities                                                      476.0                     358.3
                                                                            ------------------        ------------------

Net deferred tax liability (asset)                                       $           70.9         $          (197.7)
                                                                            ==================        ==================

The Company has not recognized a deferred tax liability for the undistributed earnings of its wholly owned domestic and foreign subsidiaries because the Company currently does not expect those unremitted earnings to become taxable to the Company in the foreseeable future. This is due to the fact that the unremitted earnings will not be repatriated in the foreseeable future, or because those unremitted earnings that may be repatriated will not be taxable through the application of tax planning strategies that management would utilize. The Company believes that it is more likely than not that the deferred tax assets established will be realized except for the amount of the valuation allowance. As of December 31, 2000, and 1999, a valuation allowance for

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

deferred tax assets of approximately $8.2 million and $7.2 million respectively, was provided on the capital losses of RGA, Inc., the net operating losses of RGA's Australian, Argentine, South African and UK subsidiaries, and Krisman's Mexican subsidiary. At December 31, 2000, the Company's subsidiaries had net operating loss carryforwards of $401.5 million. The remaining net operating losses are expected to be utilized during the period allowed for carryforwards.

The Company has been audited by the Internal Revenue Service for the years through and including 1994. The Company is being audited for the years 1995-1999. The Company believes that any adjustments that might be required for open years will not have a material effect on the Company's consolidated financial statements. During 2000 and 1999 the Company (received refunds of)/paid taxes totaling approximately ($67.7) million and $77.0 million, respectively. The Company is party to a written tax sharing agreement.

(7)  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

A summary of the policy acquisition costs and value of business acquired which were deferred and amortized is as follows (in millions):

                                                                                                        PREDECESSOR'S
                                                                                                            BASIS
                                                                                                      ------------------
                                                                                  2000                      1999
                                                                            ------------------        ------------------
Balance at beginning of year                                             $          1,566.4        $            773.8
Deferred                                                                              254.8                     324.6
Amortized                                                                            (199.7)                   (222.9)
Interest credited                                                                      53.4                      60.5
Amortization relating to net realized investment gains (losses)                       (28.3)                      8.4
Amortization relating to change in unrealized (gain) loss on
    investments available-for-sale                                                    (58.3)                    341.7
                                                                            ------------------        ------------------

Balance at end of year                                                   $          1,588.3        $          1,286.1
                                                                            ==================        ==================

(8)  ASSOCIATE BENEFIT PLANS AND POSTRETIREMENT BENEFITS

The Company has a defined benefit plan covering substantially all associates. The benefits are based on years of service and each associate's compensation level. The Company's funding policy is to contribute annually the maximum amount deductible for federal income tax purposes. Contributions provide for benefits attributed to service to date and for those expected to be earned in the future.

Associates of the Company also are offered several non-qualified, defined benefit, and defined contribution plans for directors and management associates. The plans are unfunded and are deductible for federal income tax purposes when the benefits are paid. Effective April 30, 1999, the liabilities that relate to these plans are managed at GenAmerica Management Corporation, a subsidiary of GenAmerica. The Company recognized expense of $3.2 million and $12.9 million for the years ended December 31, 2000, and 1999, respectively, related to these plans.

In addition to pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while working for the Company. Alternatively, retirees may elect certain prepaid health care benefit plans.

The Board of Directors has adopted an associate incentive plan applicable to full-time salaried associates with at least one year of service.
Contributions to the plan are determined annually by the Board of Directors and are

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

based upon salaries of eligible associates. Full vesting occurs after five years of continuous service. The Company's contribution to the plan was $11.6 million and $4.3 million for the years ended December 31, 2000 and 1999, respectively.

At December 31, 2000, associate incentive plan assets were invested 34.6% in the General Account, 33.5% in the S&P 500 Stock Fund, 8.9% in the Balanced Fund, 7.8% in the Small-Cap Stock Fund, 6.4% in the Growth Opportunities Fund, 3.7% in the Money Market Fund, 3.3% in the Foreign Fund, and 1.8% in the Bond Market Fund. At December 31, 1999, associate incentive plan assets were invested 35.3% in the General Account, 35.3% in the S&P 500 Stock Fund, 7.4% in the Balanced Fund, 7.7% in the Small-Cap Stock Fund, 7.5% in the Growth Opportunities Fund, 2.3% in the Money Market Fund, 2.9% in the Foreign Fund, and 1.6% in the Bond Market Fund. These assets are invested in General American separate accounts and held in a trust by an unrelated third party administrator.

The following tables summarize the Company's associate benefit plans and postretirement benefits (in millions):

                                                          PENSION BENEFITS                              OTHER BENEFITS
                                                -------------------------------------        -------------------------------------
                                                                       PREDECESSOR'S                              PREDECESSOR'S
                                                                           BASIS                                      BASIS
                                                -------------        ----------------        -------------       -----------------
                                                    2000                  1999                   2000                  1999
                                                -------------        ----------------        -------------       -----------------
Change in benefit obligation:

    Benefit obligation at beginning of year  $        159.9      $         149.1         $          37.3      $         45.7
    Service cost                                        6.6                  6.5                     0.9                 1.7
    Interest cost                                      11.7                 10.3                     2.6                 2.8
    Participant contributions                           -                    -                       -                   0.2
    Plan amendments                                    (1.8)                 0.3                     0.1                 -
    Curtailments                                        0.2                  2.4                     -                   -
    Special termination benefits                        0.9                  1.2                     0.2                 -
    Benefits paid                                      (7.9)                (8.0)                   (2.0)               (1.9)
    Actuarial (gain) loss                               0.7                 (1.9)                   (2.5)               (7.8)
                                                -------------        ----------------        -------------       -----------------

Benefit obligation at end of year                     170.3                159.9                    36.6                40.7
                                                -------------        ----------------        -------------       -----------------

Change in plan assets:
    Fair value of plan assets at
         Beginning of year                            179.4                174.8                     -                   -
    Actual return on plan assets                        1.6                 10.5                     -                   -
    Employer contributions                              2.2                  2.1                     2.0                 1.7
    Associates contributions                            -                    -                       0.3                 0.2
    Benefits paid                                      (7.9)                (8.0)                   (2.3)               (1.9)
                                                -------------        ----------------        -------------       -----------------
Fair value of plan assets at end of year     $        175.3      $         179.4         $           -        $          -
                                                =============        ================        =============       =================

                                                                                                            (Continued)





                                     25


General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)


                                                          PENSION BENEFITS                              OTHER BENEFITS
                                                --------------------------------------        ------------------------------------
                                                                      PREDECESSOR'S                                PREDECESSOR'S
                                                                          BASIS                                        BASIS
                                                                     -----------------                            ----------------
                                                     2000                  1999                   2000                 1999
                                                ---------------      -----------------        -------------       ----------------
Reconciliation of funded status:
    Funded status                            $            5.0      $          19.4        $         (36.6)     $            (40.7)
    Unrecognized actuarial gain                          14.7                (12.3)                  (2.3)                   (9.6)
    Unrecognized transition obligation                    -                    0.2                    -                      13.4
    Unrecognized prior service cost                      (1.6)                (0.3)                   -                       -
                                                ---------------      -----------------        -------------       ----------------

Net amount recognized at end of year                     18.1                  7.0                  (38.9)                  (36.9)
                                                ---------------      -----------------        -------------       ----------------
Amounts recognized in the statement of
  financial position consist of:
      Prepaid benefit cost                               61.0                 40.6                    -                       -
      Accrued benefit liability                         (43.4)               (38.2)                 (38.9)                  (36.9)
      Intangible asset                                    -                    0.1                    -                       -
      Accumulated other comprehensive loss                0.5                  4.5                    -                       -
                                                ---------------      -----------------        -------------       ----------------

Net amount recognized at end of year         $           18.1      $           7.0        $         (38.9)     $            (36.9)
                                                ===============      =================        =============       ================

Other comprehensive loss attributable to
    change in additional minimum liability
    recognition                              $            0.5      $           0.3        $           -        $              -
                                                ===============      =================        =============       ================


                                                                                                             (Continued)



                                     26


General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

                                                          PENSION BENEFITS                              OTHER BENEFITS
                                                -------------------------------------        -------------------------------------
                                                                      PREDECESSOR'S                                PREDECESSOR'S
                                                                          BASIS                                        BASIS
                                                                     ----------------                             ----------------
                                                    2000                   1999                  2000                   1999
                                                -------------        ----------------        -------------        ----------------
Additional year-end information for
    plans with benefit obligations in
    excess of plan assets:
      Benefit obligation                     $         51.5      $          47.6          $        36.6       $         40.7

Additional year-end information for
    pension plans with accumulated
    benefit obligations in excess of plan
    assets:
      Projected benefit obligation                     43.0                 40.5                     -                    -
      Accumulated benefit obligation                   38.8                 37.8                     -                    -
      Fair value of plan assets                          -                   0.1                     -                    -

Components of net periodic benefit cost:
      Service cost                                      6.6                  6.5                    0.9                  1.7
      Interest cost                                    11.7                 10.3                    2.6                  2.8
      Expected return on plan assets                  (15.8)               (15.3)                    -                    -
      Amortization of prior service cost               (0.2)                (0.1)                    -                    -
      Amortization of transitional
         obligation                                      -                   0.1                     -                   1.0
      Recognized actuarial loss (gain)                   -                   0.6                   (0.2)                (0.1)
                                                -------------        ----------------        -------------        ----------------

    Net periodic benefit cost                $          2.3      $           2.1          $         3.3       $          5.4
                                                =============        ================        =============        ================
Additional loss recognized due to:
    Curtailment                              $          0.2      $           2.3          $          -        $           -
    Special termination benefit                         0.9                  1.4                    0.3                   -
Weighted-average assumptions as of
    December 31:
      Discount rate                                    7.50%                7.50%                  7.50%                7.50%
      Expected long-term rate of return on
         plan assets                                   9.00%                9.00%                    -                    -
      Rate of compensation increase
         (qualified plan)                              4.95%                4.95%                    -                    -

ASSUMED HEALTH CARE COST TREND: For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The assumed rate is to decrease gradually to 5% through 2003 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects (in millions):

                                                         One Percentage                    One Percentage
                                                         Point Increase                    Point Decrease
                                                         --------------                    --------------
Effect on total service and interest cost
    components for 2000                                       $0.5                              $(0.4)

Effect on end of year 2000
    postretirement benefit obligation                         $4.5                              $(3.3)

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

(9)  DEBT

                                                                                                   Face value
                                                                                               as of December 31,
                                                                                               ------------------
Description                                     Rate                Maturity                   2000             1999
-----------                                     ----                --------                   ----             ----
Long-term debt:
    General American surplus note              7.625%             January 2024                $107.0           $107.0
    RGA senior note                            7.250%               April 2006                 100.0            100.0
    RGA revolving credit facility              7.070%                 May 2003                  80.0             24.5
    RGA revolving credit facility              6.670%                 May 2003                   8.8             --
Notes payable RGA Australia Hldgs.             6.540%            December 2005                   9.5              9.5
                                                                                               -----            -----

Total long-term debt and notes payable                                                        $305.3           $241.0
                                                                                               =====            =====

The difference between the face value of debt and the carrying value per the consolidated balance sheets is unamortized discount.

General American's surplus note pays interest on January 15 and July 15 of each year. The note is not subject to redemption prior to maturity. Payment of principal and interest on the note may be made only with the approval of the Missouri Director of Insurance.

The RGA senior note pays interest semiannually on April 1 and October 1. The ability of RGA to make debt principal and interest payments as well as make dividend payments to shareholders is ultimately dependent on the earnings and surplus of its subsidiaries and the investment earnings on the undeployed debt proceeds. The transfer of funds from the insurance subsidiaries to RGA is subject to applicable insurance laws and regulations. Principal repayments on the RGA revolving credit facilities are due May 2003 and are expected to be renewed under the terms of the line of credit. This agreement contained various restrictive covenants which primarily pertain to limitations on the quality and types of investments, minimum requirements of net worth, and minimum rating requirements.

As of December 31, 2000, the Company was in compliance with all covenants under its debt agreements.

(10) COMPREHENSIVE INCOME

The components of comprehensive income, other than net income, are as follows (in millions):

                                                                                            2000
                                                                      -------------------------------------------------
                                                                                             TAX              NET-
                                                                        BEFORE-TAX        (EXPENSE)          OF-TAX
                                                                          AMOUNT           BENEFIT           AMOUNT
                                                                      ---------------  ---------------  ----------------
Foreign currency translation adjustments                           $         (14.2)  $          3.9   $        (10.3)
Unrealized gains on securities:
  Unrealized holding gains arising during period                              88.6            (38.3)            50.3
    Less: Reclassification adjustment for gains realized
       in net income                                                          40.1            (16.1)            24.0
                                                                      ---------------  ---------------  ----------------
         Net unrealized gains on securities                                   48.5            (22.2)            26.3
Minimum benefit liability                                                      -                -                -
                                                                      ---------------  ---------------  ----------------
         Total other comprehensive income                          $          34.3   $        (18.3)  $         16.0
                                                                      ===============  ===============  ================



                                     28


General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

-----------------------------------------------------------------------------------------------------------------------

                                                                                    PREDECESSOR'S BASIS
                                                                      -------------------------------------------------
                                                                                            1999
                                                                      -------------------------------------------------
                                                                                             TAX              NET-
                                                                        BEFORE-TAX        (EXPENSE)          OF-TAX
                                                                          AMOUNT           BENEFIT           AMOUNT
                                                                      ---------------  ---------------  ----------------
Foreign currency translation adjustments                           $          19.5   $         (6.8)  $         12.7
Unrealized losses on securities:
    Unrealized holding losses arising during period                         (753.1)           266.9           (486.2)
    Less: Reclassification adjustment for losses realized
       in net income                                                        (233.5)            81.5           (152.0)
                                                                      ---------------  ---------------  ----------------
         Net unrealized losses on securities                                (519.6)           185.4           (334.2)
Minimum benefit liability                                                     (1.0)             1.3              0.3
                                                                      ---------------  ---------------  ----------------
         Total other comprehensive loss                            $        (501.1)  $        179.9   $       (321.2)
                                                                      ===============  ===============  ================

    The following schedule reflects the change in net accumulated other comprehensive (loss) income for the periods ending December 31, 2000 and 1999 (in millions):

                                                                         BALANCE                           BALANCE
                                                                          AS OF            CURRENT          AS OF
                                                                        JANUARY 1,         PERIOD          DECEMBER
                                                                           2000            CHANGE          31, 2000
                                                                      ---------------  ---------------  ---------------
Foreign currency adjustments                                       $           -     $        (10.3)  $        (10.3)
Unrealized gains on securities                                                 -               26.3             26.3
                                                                      ---------------  ---------------  ---------------

       Total accumulated other comprehensive income                $           -     $         16.0   $         16.0
                                                                      ===============  ===============  ===============

                                                                                     PREDECESSOR'S BASIS
                                                                      ---------------------------------------------------
                                                                         BALANCE                            BALANCE
                                                                          AS OF            CURRENT           AS OF
                                                                        JANUARY 1,         PERIOD           DECEMBER
                                                                           1999            CHANGE           31, 1999
                                                                      ---------------  ---------------  -----------------
Foreign currency adjustments                                       $         (32.9)  $         12.7   $        (20.2)
Unrealized gains (losses) on securities                                       88.5           (334.2)          (245.7)
Minimum benefit liability                                                     (2.7)             0.3             (2.4)
                                                                      ---------------  ---------------  -----------------
       Total accumulated other comprehensive income (loss)
                                                                   $          52.9   $       (321.2)  $       (268.3)
                                                                      ===============  ===============  =================

(11) REGULATORY MATTERS

The Company and its insurance subsidiaries are subject to financial statement filing requirements in their respective state of domicile, as well as the states in which they transact business. Such financial statements, generally referred to as statutory financial statements, are prepared on a basis of accounting which varies in some respects from GAAP. Statutory accounting practices include: (1) charging of policy acquisition costs to

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

income as incurred; (2) establishment of a liability for future policy benefits computed using required valuation standards; (3) nonprovision of deferred federal income taxes resulting from temporary differences between financial reporting and tax bases of assets and liabilities; (4) recognition of statutory liabilities for asset impairments and yield stabilization on fixed maturity dispositions prior to maturity with asset valuation reserves based on statutorily determined formulas; and (5) valuation of investments in bonds at amortized cost.

Combined net income and policyholders' surplus of the Company and its consolidated insurance subsidiaries, for the years ended and at December 31, 2000 and 1999, as determined in accordance with statutory accounting practices, are as follows (in millions):

                                                    2000                  1999
                                               ---------------      -----------------
        Net loss                             $         (42.1)    $         (190.8)
        Policyholders' surplus                         986.2                741.3

For the years ended December 31, 2000 and 1999, the Company has recorded the equity in earnings of subsidiaries on a statutory basis to reflect such earnings as a direct charge or credit to surplus, and not a component of investment income.

Under Risk-Based Capital ("RBC") requirements, the Company and its insurance subsidiaries are required to measure their solvency against certain parameters. As of December 31, 2000, the Company's insurance subsidiaries exceeded the established RBC minimums. In addition, the Company's insurance subsidiaries exceeded the minimum statutory capital and surplus requirements of their respective states of domicile.

The Company and its insurance subsidiaries are subject to limitations on the payment of dividends to their parents. Generally, dividends during any year may not be paid without prior regulatory approval, in excess of the lessor of (and with respect to life and health subsidiaries in Missouri, in excess of the greater of): (a) ten percent of the insurance subsidiaries' statutory surplus as of the preceding December 31 or (b) the insurance subsidiaries' statutory gain from operations for the preceding year. As of December 31, 2000, the Company could pay GenAmerica a stockholder dividend of $98 million without prior approval of the Department.

(12) PARTICIPATING POLICIES AND DIVIDENDS TO POLICYHOLDERS

Over 16.4% and 18.9% of the Company's business in force relates to participating policies as of December 31, 2000 and 1999, respectively. These participating policies allow the policyholders to receive dividends based on actual interest, mortality, and expense experience for the related policies. These dividends are distributed to the policyholders through an annual dividend, using current dividend scales which are approved by the Board of Directors.

(13)  CONTINGENT LIABILITIES

The Company was named as defendant in the following purported class action lawsuits: Chain v. General American Life Insurance Company (filed in the U.S. District Court for the Northern District of Mississippi in 1996); Newburg Trust v. General American Life Insurance Company (filed in the U.S. District Court for the District of Massachusetts in 1996); and Ludwig, Sippil, DAllesandro and Cunningham v. General American Life Insurance Company (filed in the U.S. District Court for the Southern District of Illinois in 1997). These lawsuits allege that the Company engaged in deceptive sales practices in connection with the sale of certain life insurance policies. Although the claims asserted in each lawsuit are not identical, the plaintiffs seek unspecified actual and punitive damages under similar claims, including breach of contract, fraud, intentional or negligent misrepresentation, breach of fiduciary duty and unjust enrichment. These three cases have been consolidated with one individual case in the United States District Court for the Eastern District of Missouri (the "District

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

Court"). The case involves approximately 250,000 life insurance policies sold during the period January 1, 1982 through December 31, 1996. The Company has reached a settlement with counsel for plaintiffs which resolves all matters concerning the relief for the class. This settlement will provide certain enhanced policy values and benefits for class members as well as a procedure for the submission and evaluation of individual claims. The class has been certified and after a fairness hearing the Court approved the settlement. Implementation of the settlement has not begun because an objector has filed a notice of appeal of the Court's ruling. It is expected that this appeal will be resolved without the need for any significant modification of the settlement. There is, however, no agreement on the attorney's fees or expenses of class counsel. This issue will be decided by the District Court in a ruling which will have no impact on the terms of the settlement agreement. The Company expects that the approximate cost of the settlement will be $55 million, not including legal fees and costs of plaintiffs' counsel. Approximately 700 class members have elected to exclude themselves from the settlement. The Company is a defendant in approximately thirty opt-out lawsuits involving sales practices claims.

In addition to the matters discussed above, the Company is involved in pending and threatened litigation in the normal course of its business. While the outcome of these matters cannot be predicted with certainty, at the present time and based on information currently available, management does not believe that the Company's liability arising from pending or threatened litigation will have a material adverse affect on the Company's financial condition or results of operations.

(14) RELATED PARTY TRANSACTIONS

In January 2000, GenAmerica contributed NaviSys, which had a value of $27.2 million, to GenAm Holding Company, a subsidiary of the Company.

In 1999, GenAmerica made capital contributions to the Company of $38.0 million, $10.1 million of NaviSys equity, and $20.0 million of NaviSys bonds. The $38.0 million contribution consisted of a promissory note from ARM, and was expensed by the Company after it was forgiven under a settlement agreement.

The following related party transactions occurred in the connection with MetLife's acquisition of GenAmerica.

         The Company paid $40 million to MetLife during 1999 which was returned to GAMHC at the closing on January 6, 2000. This transaction was recorded as a dividend by the Company to GAMHC in the accompanying financial statements.

         GenAmerica contributed $15 million and $300 million of capital to the Company on June 30 and December 26, 2000, respectively.

         MetLife is to indemnify GAMHC for tax refunds attributable to the 1999 tax year per the stock purchase agreement. At December 31, 1999, the Company had a $85.8 million accrued tax receivable. During 2000, MetLife paid the Company $77.4 million in two installments. The first payment was made in February 2000 for $33.7 million and the second payment was made in December 2000 for $43.7 million. In addition, GAMHC is to indemnify MetLife for certain tax liabilities relating to prior years.

         During 1999, the Company paid and expensed approximately $20 million to MetLife as consideration for MetLife's willingness to accept the funding agreement business of the Company as described in Note 1.

         During 1999, GenAmerica paid and expensed $12 million of investment advisory fees related to its acquisition, for which GAMHC and GenAmerica were jointly and severably liable. No costs were incurred in 2000.

General American Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements - (Continued)

RGA also has reinsurance transactions between MetLife and certain of its subsidiaries. Under these agreements, RGA reflected net assumed premiums of approximately $110 million and $108 million in 2000 and 1999, respectively. The earned premiums reflect the net of business assumed from and ceded to MetLife and its subsidiaries. The pre-tax underwriting gain on this business was approximately $17.2 million and $12 million in 2000 and 1999, respectively.

                                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                      STATEMENTS OF ASSETS AND LIABILITIES
                                            JUNE 30, 2001 (UNAUDITED)

                                                     S & P 500 INDEX        MONEY MARKET           BOND INDEX
                                                      FUND DIVISION         FUND DIVISION         FUND DIVISION
                                                     ---------------       ---------------       ---------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                 $    70,302,353       $    51,126,749       $     8,542,328
    Fidelity VIP Fund                                              -                     -                     -
    Fidelity VIP Fund II                                           -                     -                     -
    Van Eck Worldwide Insurance Trust                              -                     -                     -
    Russell Insurance Fund                                         -                     -                     -
    American Century Variable Portfolios                           -                     -                     -
    J.P. Morgan Series Trust II                                    -                     -                     -
    SEI Insurance Products Trust                                   -                     -                     -
    Metropolitan Series Fund, Inc.                                 -                     -                     -
    New England Zenith Fund                                        -                     -                     -
  Dividends Receivable                                             -                     -                     -
  Receivable from General American Life
    Insurance Company                                              -                 1,387                    78
                                                     ---------------       ---------------       ---------------

      Total assets                                        70,302,353            51,128,136             8,542,406
                                                     ---------------       ---------------       ---------------
Liabilities:
  Payable to General American Life
    Insurance Company                                         11,597                     -                     -
                                                     ---------------       ---------------       ---------------

        Total net assets                             $    70,290,756       $    51,128,136       $     8,542,406
                                                     ===============       ===============       ===============


Total units held - VUL-95                                    207,813               450,250               687,469
Total units held - VGSP                                      582,633               238,692               116,293
Total units held - VUL-100                                   702,725                71,511               136,838
Total units held - Russell VUL                                     -                     -                     -
Total units held - VUL-2000                                1,712,022             3,177,223               112,428
Total units held - JSVUL-2000                                225,470                72,117                15,831
Total units held - Destiny                                    59,653                44,144                88,052

VUL-95 Net unit value                                $         45.76       $         19.74       $         25.09
VGSP Net unit value                                  $         29.71       $         14.43       $         15.48
VUL-100 Net unit value                               $         27.76       $         13.53       $         15.42
Russell VUL Net unit value                           $         12.03       $         12.54       $         11.29
VUL-2000 Net unit value                              $         12.03       $         11.49       $         11.29
JSVUL-2000 Net unit value                            $         12.03       $         11.49       $         11.29
Destiny Net unit value                               $          9.76       $         11.40       $         11.25

Cost of investments                                  $    86,236,491       $    50,995,691       $     8,383,113

See accompanying notes to the unaudited interim financial statements.

                                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                      STATEMENTS OF ASSETS AND LIABILITIES
                                             JUNE 30, 2001 (UNAUDITED)


                                                     MANAGED EQUITY        ASSET ALLOCATION    INTERNATIONAL INDEX
                                                      FUND DIVISION         FUND DIVISION         FUND DIVISION
                                                     ---------------       ----------------    -------------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                 $     7,092,141       $    12,118,302       $     8,863,902
    Fidelity VIP Fund                                              -                     -                     -
    Fidelity VIP Fund II                                           -                     -                     -
    Van Eck Worldwide Insurance Trust                              -                     -                     -
    Russell Insurance Fund                                         -                     -                     -
    American Century Variable Portfolios                           -                     -                     -
    J.P. Morgan Series Trust II                                    -                     -                     -
    SEI Insurance Products Trust                                   -                     -                     -
    Metropolitan Series Fund, Inc.                                 -                     -                     -
    New England Zenith Fund                                        -                     -                     -
  Dividends Receivable                                             -                     -                     -
  Receivable from General American Life
    Insurance Company                                              -                 5,203                14,775
                                                     ---------------       ---------------       ---------------

      Total assets                                         7,092,141            12,123,505             8,878,677
                                                     ---------------       ---------------       ---------------
Liabilities:
  Payable to General American Life
    Insurance Company                                          1,669                     -                     -
                                                     ---------------       ---------------       ---------------

        Total net assets                             $     7,090,472       $    12,123,505       $     8,878,677
                                                     ===============       ===============       ===============


Total units held - VUL-95                                     79,893               104,010               119,448
Total units held - VGSP                                       49,737                94,513                78,458
Total units held - VUL-100                                    79,476               118,243                95,136
Total units held - Russell VUL                                     -                     -                     -
Total units held - VUL-2000                                   40,002               179,485                66,549
Total units held - JSVUL-2000                                  3,742                19,435                17,162
Total units held - Destiny                                     3,994                14,448                 2,794

VUL-95 Net unit value                                $         38.07       $         39.95       $         17.09
VGSP Net unit value                                  $         26.61       $         23.85       $         14.86
VUL-100 Net unit value                               $         25.90       $         23.52       $         12.56
Russell VUL Net unit value                           $         14.22       $         13.92       $         10.47
VUL-2000 Net unit value                              $         14.21       $         13.92       $         10.47
JSVUL-2000 Net unit value                            $         14.21       $         13.92       $         10.47
Destiny Net unit value                               $         11.26       $         11.34       $          8.76

Cost of investments                                  $     8,463,510       $    14,692,263       $    10,769,089


See accompanying notes to the unaudited interim financial statements.



                                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                      STATEMENTS OF ASSETS AND LIABILITIES
                                            JUNE 30, 2001 (UNAUDITED)


                                                     MID-CAP EQUITY        SMALL-CAP EQUITY       EQUITY INCOME
                                                      FUND DIVISION         FUND DIVISION         FUND DIVISION
                                                     ---------------       ----------------      ---------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                 $     6,053,914       $     4,448,218       $             -
    Fidelity VIP Fund                                              -                     -            24,445,887
    Fidelity VIP Fund II                                           -                     -                     -
    Van Eck Worldwide Insurance Trust                              -                     -                     -
    Russell Insurance Fund                                         -                     -                     -
    American Century Variable Portfolios                           -                     -                     -
    J.P. Morgan Series Trust II                                    -                     -                     -
    SEI Insurance Products Trust                                   -                     -                     -
    Metropolitan Series Fund, Inc.                                 -                     -                     -
    New England Zenith Fund                                        -                     -                     -
  Dividends Receivable                                             -                     -                     -
  Receivable from General American Life
    Insurance Company                                          7,366                     -                     -
                                                     ---------------       ---------------       ---------------

      Total assets                                         6,061,280             4,448,218            24,445,887
                                                     ---------------       ---------------       ---------------
Liabilities:
  Payable to General American Life
    Insurance Company                                              -                   991                16,828
                                                     ---------------       ---------------       ---------------

        Total net assets                             $     6,061,280       $     4,447,227       $    24,429,059
                                                     ===============       ===============       ===============


Total units held - VUL-95                                    111,041                35,837               241,127
Total units held - VGSP                                      113,114               100,303               218,359
Total units held - VUL-100                                    84,429               101,941               308,401
Total units held - Russell VUL                                     -                     -                     -
Total units held - VUL-2000                                   98,298                64,148               253,320
Total units held - JSVUL-2000                                 12,284                16,268                37,547
Total units held - Destiny                                         -                     -                63,027

VUL-95 Net unit value                                $         16.53       $         14.00       $         27.57
VGSP Net unit value                                  $         16.63       $         14.09       $         27.78
VUL-100 Net unit value                               $         15.08       $         13.98       $         23.81
Russell VUL Net unit value                           $          9.67       $         13.41       $         12.72
VUL-2000 Net unit value                              $          9.67       $         13.40       $         12.72
JSVUL-2000 Net unit value                            $          9.67       $         13.40       $         12.72
Destiny Net unit value                               $          9.01       $         12.46       $         10.62

Cost of investments                                  $     9,668,194       $     3,922,199       $    24,660,167

See accompanying notes to the unaudited interim financial statements.


                                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                      STATEMENTS OF ASSETS AND LIABILITIES
                                            JUNE 30, 2001 (UNAUDITED)


                                                       GROWTH FUND          OVERSEAS FUND         ASSET MANAGER
                                                        DIVISION              DIVISION            FUND DIVISION
                                                     ---------------       ---------------       ---------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                 $             -       $             -       $             -
    Fidelity VIP Fund                                     53,211,561            12,070,266             2,965,506
    Fidelity VIP Fund II                                           -                     -                     -
    Van Eck Worldwide Insurance Trust                              -                     -                     -
    Russell Insurance Fund                                         -                     -                     -
    American Century Variable Portfolios                           -                     -                     -
    J.P. Morgan Series Trust II                                    -                     -                     -
    SEI Insurance Products Trust                                   -                     -                     -
    Metropolitan Series Fund, Inc.                                 -                     -                     -
    New England Zenith Fund                                        -                     -                     -
  Dividends Receivable                                             -                     -                     -
  Receivable from General American Life
    Insurance Company                                              -                     -                     -
                                                     ---------------       ---------------       ---------------

      Total assets                                        53,211,561            12,070,266             2,965,506
                                                     ---------------       ---------------       ---------------

Liabilities:
  Payable to General American Life
    Insurance Company                                         16,023                 1,301                 1,095
                                                     ---------------       ---------------       ---------------

        Total net assets                             $    53,195,538       $    12,068,965       $     2,964,411
                                                     ===============       ===============       ===============


Total units held - VUL-95                                    353,091               155,091                12,361
Total units held - VGSP                                      465,459               287,221                26,576
Total units held - VUL-100                                   500,479               150,192                66,693
Total units held - Russell VUL                                     -                     -                     -
Total units held - VUL-2000                                  870,321               152,938                88,844
Total units held - JSVUL-2000                                 16,432                 6,741                 3,399
Total units held - Destiny                                         -                 1,880                     -

VUL-95 Net unit value                                $         32.26       $         19.35       $         16.65
VGSP Net unit value                                  $         30.63       $         17.41       $         16.80
VUL-100 Net unit value                               $         27.92       $         15.06       $         16.60
Russell VUL Net unit value                           $         13.37       $         11.16       $         11.37
VUL-2000 Net unit value                              $         13.37       $         11.16       $         11.37
JSVUL-2000 Net unit value                            $         13.37       $         11.16       $         11.37
Destiny Net unit value                               $          9.71       $          8.94       $         10.08

Cost of investments                                  $    60,593,645       $    15,884,586       $     3,397,148


See accompanying notes to the unaudited interim financial statements.



                                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                      STATEMENTS OF ASSETS AND LIABILITIES
                                            JUNE 30, 2001 (UNAUDITED)


                                                                                                 WORLDWIDE HARD
                                                     HIGH INCOME FUND        MID CAP FUND          ASSETS FUND
                                                         DIVISION              DIVISION             DIVISION
                                                     ----------------      ---------------       ---------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                 $             -       $             -       $             -
    Fidelity VIP Fund                                      5,846,942                     -                     -
    Fidelity VIP Fund II                                           -             2,058,922                     -
    Van Eck Worldwide Insurance Trust                              -                     -               372,917
    Russell Insurance Fund                                         -                     -                     -
    American Century Variable Portfolios                           -                     -                     -
    J.P. Morgan Series Trust II                                    -                     -                     -
    SEI Insurance Products Trust                                   -                     -                     -
    Metropolitan Series Fund, Inc.                                 -                     -                     -
    New England Zenith Fund                                        -                     -                     -
  Dividends Receivable                                             -                     -                     -
  Receivable from General American Life
    Insurance Company                                              -                     -                    10
                                                     ---------------       ---------------       ---------------

      Total assets                                         5,846,942             2,058,922               372,927
                                                     ---------------       ---------------       ---------------
Liabilities:
  Payable to General American Life
    Insurance Company                                          2,177                 2,242                     -
                                                     ---------------       ---------------       ---------------

        Total net assets                             $     5,844,765       $     2,056,680       $       372,927
                                                     ===============       ===============       ===============


Total units held - VUL-95                                     20,303                13,436                 6,500
Total units held - VGSP                                      156,031                37,067                 4,875
Total units held - VUL-100                                   233,834                19,893                17,651
Total units held - Russell VUL                                     -                     -                     -
Total units held - VUL-2000                                  163,228                77,569                 6,305
Total units held - JSVUL-2000                                  5,880                 8,860                   195
Total units held - Destiny                                    33,251                34,240                     -

VUL-95 Net unit value                                $         10.29       $         10.72       $          9.91
VGSP Net unit value                                  $         10.39       $         10.74       $          9.99
VUL-100 Net unit value                               $         10.26       $         10.72       $          9.88
Russell VUL Net unit value                           $          8.06       $         10.76       $         13.15
VUL-2000 Net unit value                              $          8.05       $         10.76       $         13.15
JSVUL-2000 Net unit value                            $          8.05       $         10.76       $         13.15
Destiny Net unit value                               $          7.44       $         10.83       $         10.59

Cost of investments                                  $     8,395,284       $     2,070,393       $       349,117

See accompanying notes to the unaudited interim financial statements.


                                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                      STATEMENTS OF ASSETS AND LIABILITIES
                                            JUNE 30, 2001 (UNAUDITED)


                                                        WORLDWIDE
                                                     EMERGING MARKETS     MULTI-STYLE EQUITY     CORE BOND FUND
                                                      FUND DIVISION         FUND DIVISION           DIVISION
                                                     ----------------     ------------------     ---------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                 $             -       $             -       $             -
    Fidelity VIP Fund                                              -                     -                     -
    Fidelity VIP Fund II                                           -                     -                     -
    Van Eck Worldwide Insurance Trust                      1,311,941                     -                     -
    Russell Insurance Fund                                         -             9,374,527             3,069,361
    American Century Variable Portfolios                           -                     -                     -
    J.P. Morgan Series Trust II                                    -                     -                     -
    SEI Insurance Products Trust                                   -                     -                     -
    Metropolitan Series Fund, Inc.                                 -                     -                     -
    New England Zenith Fund                                        -                     -                     -
  Dividends Receivable                                             -                     -                     -
  Receivable from General American Life
    Insurance Company                                              -                    12                     -
                                                     ---------------       ---------------       ---------------

      Total assets                                         1,311,941             9,374,539             3,069,361
                                                     ---------------       ---------------       ---------------
Liabilities:
  Payable to General American Life
    Insurance Company                                          1,025                     -                    32
                                                     ---------------       ---------------       ---------------

        Total net assets                             $     1,310,916       $     9,374,539       $     3,069,329
                                                     ===============       ===============       ===============


Total units held - VUL-95                                      6,979                32,267                 8,438
Total units held - VGSP                                       95,795               378,621               182,360
Total units held - VUL-100                                    13,587                50,163                 9,778
Total units held - Russell VUL                                     -               104,268                 9,547
Total units held - VUL-2000                                   14,226                97,476                23,864
Total units held - JSVUL-2000                                  1,473                14,367                 9,184
Total units held - Destiny                                     3,787                     -                     -

VUL-95 Net unit value                                $          9.06       $         10.06       $         11.52
VGSP Net unit value                                  $          9.09       $         15.09       $         12.97
VUL-100 Net unit value                               $          9.05       $         10.04       $         11.50
Russell VUL Net unit value                           $         13.97       $         15.16       $         12.95
VUL-2000 Net unit value                              $         13.97       $         10.94       $         11.24
JSVUL-2000 Net unit value                            $         13.97       $         10.94       $         11.24
Destiny Net unit value                               $          9.05       $             -       $             -

Cost of investments                                  $     1,443,294       $    10,633,337       $     2,965,404


See accompanying notes to the unaudited interim financial statements.



                                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                      STATEMENTS OF ASSETS AND LIABILITIES
                                            JUNE 30, 2001 (UNAUDITED)


                                                    AGGRESSIVE EQUITY        NON-US FUND         INCOME & GROWTH
                                                      FUND DIVISION            DIVISION           FUND DIVISION
                                                    -----------------      ---------------       ---------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                 $             -       $             -       $             -
    Fidelity VIP Fund                                              -                     -                     -
    Fidelity VIP Fund II                                           -                     -                     -
    Van Eck Worldwide Insurance Trust                              -                     -                     -
    Russell Insurance Fund                                 3,843,361             2,706,698                     -
    American Century Variable Portfolios                           -                     -             3,621,722
    J.P. Morgan Series Trust II                                    -                     -                     -
    SEI Insurance Products Trust                                   -                     -                     -
    Metropolitan Series Fund, Inc.                                 -                     -                     -
    New England Zenith Fund                                        -                     -                     -
  Dividends Receivable                                             -                     -                     -
  Receivable from General American Life
    Insurance Company                                              -                   122                 3,804
                                                     ---------------       ---------------       ---------------

      Total assets                                         3,843,361             2,706,820             3,625,526
                                                     ---------------       ---------------       ---------------
Liabilities:
  Payable to General American Life
    Insurance Company                                            771                     -                     -
                                                     ---------------       ---------------       ---------------

        Total net assets                             $     3,842,590       $     2,706,820       $     3,625,526
                                                     ===============       ===============       ===============


Total units held - VUL-95                                      7,703                 5,076                67,780
Total units held - VGSP                                      139,426               192,317                16,358
Total units held - VUL-100                                    22,541                11,754                53,172
Total units held - Russell VUL                                72,785                12,563                     -
Total units held - VUL-2000                                   46,856                19,931               167,642
Total units held - JSVUL-2000                                  4,666                 5,335                 7,776
Total units held - Destiny                                         -                     -                23,997

VUL-95 Net unit value                                $          9.34       $          9.54       $          9.43
VGSP Net unit value                                  $         13.85       $         11.09       $          9.46
VUL-100 Net unit value                               $          9.33       $          9.53       $          9.42
Russell VUL Net unit value                           $         14.03       $         10.84       $         11.97
VUL-2000 Net unit value                              $         11.81       $         10.95       $         11.97
JSVUL-2000 Net unit value                            $         11.81       $         10.95       $         11.97
Destiny Net unit value                               $             -       $             -       $          9.63

Cost of investments                                  $     3,998,470       $     3,414,258       $     4,004,247

See accompanying notes to the unaudited interim financial statements.


                                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                      STATEMENTS OF ASSETS AND LIABILITIES
                                            JUNE 30, 2001 (UNAUDITED)


                                                    INTERNATIONAL FUND        VALUE FUND         BOND PORTFOLIO
                                                         DIVISION              DIVISION           FUND DIVISION
                                                    ------------------     ---------------       ---------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                 $             -       $             -       $             -
    Fidelity VIP Fund                                              -                     -                     -
    Fidelity VIP Fund II                                           -                     -                     -
    Van Eck Worldwide Insurance Trust                              -                     -                     -
    Russell Insurance Fund                                         -                     -                     -
    American Century Variable Portfolios                   4,241,179             2,137,200                     -
    J.P. Morgan Series Trust II                                    -                     -             1,243,771
    SEI Insurance Products Trust                                   -                     -                     -
    Metropolitan Series Fund, Inc.                                 -                     -                     -
    New England Zenith Fund                                        -                     -                     -
  Dividends Receivable                                             -                     -                     -
  Receivable from General American Life
    Insurance Company                                         23,560                10,373                   111
                                                     ---------------       ---------------       ---------------

      Total assets                                         4,264,739             2,147,573             1,243,882
                                                     ---------------       ---------------       ---------------
Liabilities:
  Payable to General American Life
    Insurance Company                                              -                     -                     -
                                                     ---------------       ---------------       ---------------

        Total net assets                             $     4,264,739       $     2,147,573       $     1,243,882
                                                     ===============       ===============       ===============


Total units held - VUL-95                                     26,155                 7,521                   454
Total units held - VGSP                                       43,968                 5,155                14,130
Total units held - VUL-100                                    43,224                12,796                   680
Total units held - Russell VUL                                     -                     -                     -
Total units held - VUL-2000                                  215,163                44,349                68,414
Total units held - JSVUL-2000                                  6,407                 2,721                 1,659
Total units held - Destiny                                    58,562                93,494                24,825

VUL-95 Net unit value                                $         10.11       $         11.40       $         11.03
VGSP Net unit value                                  $         10.14       $         11.44       $         11.06
VUL-100 Net unit value                               $         10.10       $         11.39       $         11.02
Russell VUL Net unit value                           $         11.41       $         13.45       $         11.26
VUL-2000 Net unit value                              $         11.41       $         13.45       $         11.26
JSVUL-2000 Net unit value                            $         11.41       $         13.45       $         11.26
Destiny Net unit value                               $         10.05       $         13.10       $         11.52

Cost of investments                                  $     6,030,595       $     1,839,894       $     1,216,348


See accompanying notes to the unaudited interim financial statements.



                                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                      STATEMENTS OF ASSETS AND LIABILITIES
                                            JUNE 30, 2001 (UNAUDITED)


                                                      SMALL COMPANY
                                                     PORTFOLIO FUND        LARGE CAP VALUE       LARGE CAP GROWTH
                                                        DIVISION            FUND DIVISION         FUND DIVISION
                                                     ---------------       ---------------       ----------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                 $             -       $             -       $             -
    Fidelity VIP Fund                                              -                     -                     -
    Fidelity VIP Fund II                                           -                     -                     -
    Van Eck Worldwide Insurance Trust                              -                     -                     -
    Russell Insurance Fund                                         -                     -                     -
    American Century Variable Portfolios                           -                     -                     -
    J.P. Morgan Series Trust II                            3,963,205                     -                     -
    SEI Insurance Products Trust                                   -             4,874,099             2,726,485
    Metropolitan Series Fund, Inc.                                 -                     -                     -
    New England Zenith Fund                                        -                     -                     -
  Dividends Receivable                                             -                     -                     -
  Receivable from General American Life
    Insurance Company                                          2,100                     -                 1,176
                                                     ---------------       ---------------       ---------------

      Total assets                                         3,965,305             4,874,099             2,727,661
                                                     ---------------       ---------------       ---------------
Liabilities:
  Payable to General American Life
    Insurance Company                                              -                   812                     -
                                                     ---------------       ---------------       ---------------

        Total net assets                             $     3,965,305       $     4,873,287       $     2,727,661
                                                     ===============       ===============       ===============


Total units held - VUL-95                                      9,447                48,798               101,109
Total units held - VGSP                                       37,290               104,755                17,309
Total units held - VUL-100                                    21,713                39,454                66,678
Total units held - Russell VUL                                     -                     -                     -
Total units held - VUL-2000                                  157,974               165,593               234,290
Total units held - JSVUL-2000                                  8,976                19,382                35,146
Total units held - Destiny                                    50,701                65,681                 2,339

VUL-95 Net unit value                                $         12.39       $         11.10       $          6.21
VGSP Net unit value                                  $         12.43       $         10.93       $          5.82
VUL-100 Net unit value                               $         12.38       $         11.10       $          6.20
Russell VUL Net unit value                           $         14.56       $         10.95       $          5.83
VUL-2000 Net unit value                              $         14.55       $         10.95       $          5.83
JSVUL-2000 Net unit value                            $         14.55       $         10.95       $          5.83
Destiny Net unit value                               $         13.53       $         11.02       $          5.87

Cost of investments                                  $     4,213,813       $     4,639,463       $     3,480,206

See accompanying notes to the unaudited interim financial statements.


                                    GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                      STATEMENTS OF ASSETS AND LIABILITIES
                                            JUNE 30, 2001 (UNAUDITED)


                                                                                                  INTERNATIONAL
                                                     SMALL CAP VALUE       SMALL CAP GROWTH        EQUITY FUND
                                                      FUND DIVISION         FUND DIVISION            DIVISION
                                                     ---------------       ----------------      ---------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                 $             -       $             -       $             -
    Fidelity VIP Fund                                              -                     -                     -
    Fidelity VIP Fund II                                           -                     -                     -
    Van Eck Worldwide Insurance Trust                              -                     -                     -
    Russell Insurance Fund                                         -                     -                     -
    American Century Variable Portfolios                           -                     -                     -
    J.P. Morgan Series Trust II                                    -                     -                     -
    SEI Insurance Products Trust                           1,704,850             1,001,186             2,549,291
    Metropolitan Series Fund, Inc.                                 -                     -                     -
    New England Zenith Fund                                        -                     -                     -
  Dividends Receivable                                             -                     -                     -
  Receivable from General American Life
    Insurance Company                                              -                 2,919                     -
                                                     ---------------       ---------------       ---------------

      Total assets                                         1,704,850             1,004,105             2,549,291
                                                     ---------------       ---------------       ---------------
Liabilities:
  Payable to General American Life
    Insurance Company                                            793                     -                 6,612
                                                     ---------------       ---------------       ---------------

        Total net assets                             $     1,704,057       $     1,004,105       $     2,542,679
                                                     ===============       ===============       ===============


Total units held - VUL-95                                      4,865                 9,999               109,963
Total units held - VGSP                                       13,915                14,985                14,456
Total units held - VUL-100                                     8,161                21,582                88,359
Total units held - Russell VUL                                     -                     -                     -
Total units held - VUL-2000                                   35,662                49,500               127,851
Total units held - JSVUL-2000                                  3,987                 5,989                20,054
Total units held - Destiny                                         -                     -                15,336

VUL-95 Net unit value                                $         13.27       $          9.00       $          6.96
VGSP Net unit value                                  $         13.50       $          8.48       $          6.53
VUL-100 Net unit value                               $         13.27       $          9.00       $          6.95
Russell VUL Net unit value                           $         13.53       $          8.50       $          6.55
VUL-2000 Net unit value                              $         13.52       $          8.50       $          6.54
JSVUL-2000 Net unit value                            $         13.52       $          8.50       $          6.54
Destiny Net unit value                               $         13.62       $          8.56       $          6.59

Cost of investments                                  $     1,528,517       $     1,053,896       $     3,111,571

See accompanying notes to the unaudited interim financial statements.


                                     GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                       STATEMENTS OF ASSETS AND LIABILITIES
                                            JUNE 30, 2001 (UNAUDITED)


                                                    EMERGING MARKETS
                                                       EQUITY FUND        CORE FIXED INCOME      HIGH YIELD BOND
                                                        DIVISION            FUND DIVISION         FUND DIVISION
                                                    ----------------      -----------------      ---------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                 $             -       $             -       $             -
    Fidelity VIP Fund                                              -                     -                     -
    Fidelity VIP Fund II                                           -                     -                     -
    Van Eck Worldwide Insurance Trust                              -                     -                     -
    Russell Insurance Fund                                         -                     -                     -
    American Century Variable Portfolios                           -                     -                     -
    J.P. Morgan Series Trust II                                    -                     -                     -
    SEI Insurance Products Trust                             903,747             6,335,353               766,807
    Metropolitan Series Fund, Inc.                                 -                     -                     -
    New England Zenith Fund                                        -                     -                     -
  Dividends Receivable                                             -                     -                     -
  Receivable from General American Life
    Insurance Company                                              -                     -                     -
                                                     ---------------       ---------------       ---------------

      Total assets                                           903,747             6,335,353               766,807
                                                     ---------------       ---------------       ---------------

Liabilities:
  Payable to General American Life
    Insurance Company                                            485                37,667                 6,499
                                                     ---------------       ---------------       ---------------

        Total net assets                             $       903,262       $     6,297,686       $       760,308
                                                     ===============       ===============       ===============



Total units held - VUL-95                                     41,215                66,879                15,103
Total units held - VGSP                                        3,256               362,183                 6,677
Total units held - VUL-100                                    25,214                37,306                21,324
Total units held - Russell VUL                                     -                     -                     -
Total units held - VUL-2000                                   64,482                78,136                31,257
Total units held - JSVUL-2000                                 12,371                 4,231                 1,556
Total units held - Destiny                                     3,937                18,341                     -

VUL-95 Net unit value                                $          6.42       $         11.20       $          9.99
VGSP Net unit value                                  $          5.66       $         11.08       $         10.02
VUL-100 Net unit value                               $          6.14       $         11.19       $          9.99
Russell VUL Net unit value                           $          5.67       $         11.10       $         10.04
VUL-2000 Net unit value                              $          5.67       $         11.10       $         10.04
JSVUL-2000 Net unit value                            $          5.67       $         11.10       $         10.04
Destiny Net unit value                               $          5.71       $         11.17       $         10.11

Cost of investments                                  $     1,071,864       $     6,178,310       $       793,896

See accompanying notes to the unaudited interim financial statements.



                                     GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                       STATEMENTS OF ASSETS AND LIABILITIES
                                            JUNE 30, 2001 (UNAUDITED)


                                                   INTERNATIONAL FIXED
                                                      INCOME FUND         EMERGING MARKETS        JANUS MID-CAP
                                                       DIVISION          DEBT FUND DIVISION       FUND DIVISION
                                                   -------------------   ------------------      ---------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                 $             -       $             -       $             -
    Fidelity VIP Fund                                              -                     -                     -
    Fidelity VIP Fund II                                           -                     -                     -
    Van Eck Worldwide Insurance Trust                              -                     -                     -
    Russell Insurance Fund                                         -                     -                     -
    American Century Variable Portfolios                           -                     -                     -
    J.P. Morgan Series Trust II                                    -                     -                     -
    SEI Insurance Products Trust                             702,272               241,708                     -
    Metropolitan Series Fund, Inc.                                 -                     -             3,667,066
    New England Zenith Fund                                        -                     -                     -
  Dividends Receivable                                             -                     -                     -
  Receivable from General American Life
    Insurance Company                                              -                     -                     -
                                                     ---------------       ---------------       ---------------

      Total assets                                           702,272               241,708             3,667,066
                                                     ---------------       ---------------       ---------------

Liabilities:
  Payable to General American Life
    Insurance Company                                            460                   118                52,078
                                                     ---------------       ---------------       ---------------

        Total net assets                             $       701,812       $       241,590       $     3,614,988
                                                     ===============       ===============       ===============



Total units held - VUL-95                                      1,047                   401                85,585
Total units held - VGSP                                       59,036                12,342               171,653
Total units held - VUL-100                                     1,601                 1,384               101,446
Total units held - Russell VUL                                     -                     -                     -
Total units held - VUL-2000                                   14,571                 5,797               251,027
Total units held - JSVUL-2000                                  1,094                   988                11,886
Total units held - Destiny                                         -                     -                10,838

VUL-95 Net unit value                                $          9.37       $         11.69       $          5.67
VGSP Net unit value                                  $          9.06       $         11.53       $          5.68
VUL-100 Net unit value                               $          9.36       $         11.69       $          5.67
Russell VUL Net unit value                           $          9.08       $         11.55       $          5.69
VUL-2000 Net unit value                              $          9.08       $         11.55       $          5.69
JSVUL-2000 Net unit value                            $          9.08       $         11.55       $          5.69
Destiny Net unit value                               $          9.14       $         11.63       $          5.73

Cost of investments                                  $       717,345       $       234,421       $     5,072,754

See accompanying notes to the unaudited interim financial statements.




                                     GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                       STATEMENTS OF ASSETS AND LIABILITIES
                                            JUNE 30, 2001 (UNAUDITED)


                                                                            T. ROWE PRICE         T. ROWE PRICE
                                                       JANUS GROWTH       LARGE CAP GROWTH      SMALL CAP GROWTH
                                                      FUND DIVISION         FUND DIVISION         FUND DIVISION
                                                     ---------------      ----------------      ----------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                 $             -       $             -       $             -
    Fidelity VIP Fund                                              -                     -                     -
    Fidelity VIP Fund II                                           -                     -                     -
    Van Eck Worldwide Insurance Trust                              -                     -                     -
    Russell Insurance Fund                                         -                     -                     -
    American Century Variable Portfolios                           -                     -                     -
    J.P. Morgan Series Trust II                                    -                     -                     -
    SEI Insurance Products Trust                                   -                     -                     -
    Metropolitan Series Fund, Inc.                             6,290               694,116             1,490,966
    New England Zenith Fund                                        -                     -                     -
  Dividends Receivable                                             -                     -                     -
  Receivable from General American Life
    Insurance Company                                              -                30,102                     -
                                                     ---------------       ---------------       ---------------

      Total assets                                             6,290               724,218             1,490,966
                                                     ---------------       ---------------       ---------------

Liabilities:
  Payable to General American Life
    Insurance Company                                              -                     -                   363
                                                     ---------------       ---------------       ---------------

        Total net assets                             $         6,290       $       724,218       $     1,490,603
                                                     ===============       ===============       ===============


Total units held - VUL-95                                          -                 6,388                 9,871
Total units held - VGSP                                          650                48,076               100,712
Total units held - VUL-100                                        18                 6,933                 8,757
Total units held - Russell VUL                                     -                     -                     -
Total units held - VUL-2000                                        -                20,884                53,876
Total units held - JSVUL-2000                                      -                   627                 2,418
Total units held - Destiny                                         -                     -                     -

VUL-95 Net unit value                                $          9.52       $          8.72       $          8.47
VGSP Net unit value                                  $          9.52       $          9.73       $          8.48
VUL-100 Net unit value                               $          9.52       $          8.71       $          8.46
Russell VUL Net unit value                           $          9.52       $          8.75       $          8.50
VUL-2000 Net unit value                              $          9.52       $          8.75       $          8.50
JSVUL-2000 Net unit value                            $          9.52       $          8.75       $          8.50
Destiny Net unit value                               $          9.53       $          8.80       $          8.55

Cost of investments                                  $         6,247       $       723,925       $     1,584,648

See accompanying notes to the unaudited interim financial statements.





                                     GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                       STATEMENTS OF ASSETS AND LIABILITIES
                                            JUNE 30, 2001 (UNAUDITED)


                                                       ALGER EQUITY         HARRIS OAKMARK
                                                       GROWTH FUND           MID CAP FUND       PIMCO INNOVATIONS
                                                         DIVISION              DIVISION           FUND DIVISION
                                                     ---------------       ---------------      -----------------
Assets:
  Investments at market value (see Schedule of
   Investments):
    General American Capital Company                 $             -       $             -       $             -
    Fidelity VIP Fund                                              -                     -                     -
    Fidelity VIP Fund II                                           -                     -                     -
    Van Eck Worldwide Insurance Trust                              -                     -                     -
    Russell Insurance Fund                                         -                     -                     -
    American Century Variable Portfolios                           -                     -                     -
    J.P. Morgan Series Trust II                                    -                     -                     -
    SEI Insurance Products Trust                                   -                     -                     -
    Metropolitan Series Fund, Inc.                                 -                     -                     -
    New England Zenith Fund                                1,397,182                     -                     -
  Dividends Receivable                                             -                     -                     -
  Receivable from General American Life
    Insurance Company                                         17,436                     -                     -
                                                     ---------------       ---------------       ---------------

      Total assets                                         1,414,618                     -                     -
                                                     ---------------       ---------------       ---------------

Liabilities:
  Payable to General American Life
    Insurance Company                                              -                     -                     -
                                                     ---------------       ---------------       ---------------

        Total net assets                             $     1,414,618       $             -       $             -
                                                     ===============       ===============       ===============


Total units held - VUL-95                                     28,519                     -                     -
Total units held - VGSP                                       69,100                     -                     -
Total units held - VUL-100                                    27,952                     -                     -
Total units held - Russell VUL                                     -                     -                     -
Total units held - VUL-2000                                   53,173                     -                     -
Total units held - JSVUL-2000                                  1,384                     -                     -
Total units held - Destiny                                     2,174                     -                     -

VUL-95 Net unit value                                $          7.75       $         10.70       $          9.42
VGSP Net unit value                                  $          7.76       $         10.70       $          9.42
VUL-100 Net unit value                               $          7.74       $         10.70       $          9.42
Russell VUL Net unit value                           $          7.77       $         10.70       $          9.42
VUL-2000 Net unit value                              $          7.77       $         10.70       $          9.42
JSVUL-2000 Net unit value                            $          7.77       $         10.70       $          9.42
Destiny Net unit value                               $          7.82       $         10.71       $          9.43

Cost of investments                                  $     1,607,720       $             -       $             -


See accompanying notes to the unaudited interim financial statements.

                                           GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                    STATEMENT OF OPERATIONS


                                      SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)
                                                        S & P 500 Index Fund Division            Money Market Fund Division
                                                      --------------------------------        --------------------------------
                                                          2001                2000                2001                2000
                                                      --------------------------------        --------------------------------
Investment income (See Note 2C):
  Dividend Income                                     $          -        $          -        $          -        $          -


  Mortality and expense charges                           (239,963)           (242,852)            (60,270)            (31,733)
                                                      --------------------------------        --------------------------------

Net investment income (expense)                           (239,963)           (242,852)            (60,270)            (31,733)
                                                      --------------------------------        --------------------------------

Net realized gain (loss) on investments:
  Realized gain from distributions                         260,324                   -              55,030                   -
  Realized gain (loss) on sales                           (115,819)            730,507            (219,648)           (118,428)
                                                      --------------------------------        --------------------------------

     Net realized gain (loss) on investments:              144,505             730,507            (164,618)           (118,428)
                                                      --------------------------------        --------------------------------

Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
    beginning of period                                (11,146,657)         12,073,799            (492,305)           (292,325)
  Unrealized gain (loss) on investments,
    end of period                                      (15,934,139)         11,191,907             131,057             114,363
                                                      --------------------------------        --------------------------------

      Net unrealized gain (loss) on investments         (4,787,482)           (881,892)            623,362             406,688
                                                      --------------------------------        --------------------------------

        Net gain (loss) on investments                  (4,642,977)           (151,385)            458,744             288,260
                                                      --------------------------------        --------------------------------

Net increase (decrease) in net assets
  resulting from operations                           $ (4,882,940)       $   (394,237)       $    398,474        $    256,527
                                                      ================================        ================================

See accompanying notes to the unaudited interim financial statements.



                                           GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                    STATEMENT OF OPERATIONS


                                      SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                          BOND INDEX FUND DIVISION
                                                      --------------------------------
                                                          2001                2000
                                                      --------------------------------
Investment income (See Note 2C):
  Dividend Income                                     $          -        $          -


  Mortality and expense charges                            (27,767)            (25,911)
                                                      --------------------------------

Net investment income (expense)                            (27,767)            (25,911)
                                                      --------------------------------

Net realized gain (loss) on investments:
  Realized gain from distributions                          16,145                   -
  Realized gain (loss) on sales                              8,115             (20,729)
                                                      --------------------------------

     Net realized gain (loss) on investments:               24,260             (20,729)
                                                      --------------------------------

Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
    beginning of period                                    (59,387)           (448,862)
  Unrealized gain (loss) on investments,
    end of period                                          159,215            (169,227)
                                                      --------------------------------

      Net unrealized gain (loss) on investments            218,602             279,635
                                                      --------------------------------

        Net gain (loss) on investments                     240,136             258,906
                                                      --------------------------------

Net increase (decrease) in net assets
  resulting from operations                           $    212,369        $    232,995
                                                      ================================

See accompanying notes to the unaudited interim financial statements.



                                           GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                    STATEMENT OF OPERATIONS


                                      SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                        MANAGED EQUITY FUND DIVISION           ASSET ALLOCATION FUND DIVISION
                                                      --------------------------------        --------------------------------
                                                          2001                2000                2001                2000
                                                      --------------------------------        --------------------------------
Investment income (See Note 2C):
  Dividend Income                                     $          -        $          -        $          -        $          -


  Mortality and expense charges                            (28,290)            (25,625)            (62,600)            (81,174)
                                                      --------------------------------        --------------------------------

Net investment income (expense)                            (28,290)            (25,625)            (62,600)            (81,174)
                                                      --------------------------------        --------------------------------

Net realized gain (loss) on investments:
  Realized gain from distributions                          39,239                   -             121,131                   -
  Realized gain (loss) on sales                            (71,541)             59,208          (1,414,175)            381,764
                                                      --------------------------------        --------------------------------

     Net realized gain (loss) on investments:              (32,302)             59,208          (1,293,044)            381,764
                                                      --------------------------------        --------------------------------

Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
    beginning of period                                 (1,691,506)            110,752          (2,924,861)          4,658,326
  Unrealized gain (loss) on investments,
    end of period                                       (1,371,369)           (252,456)         (2,573,961)          5,559,855
                                                      --------------------------------        --------------------------------

      Net unrealized gain (loss) on investments            320,137            (363,208)            350,900             901,529
                                                      --------------------------------        --------------------------------

        Net gain (loss) on investments                     287,835            (304,000)           (942,144)          1,283,293
                                                      --------------------------------        --------------------------------

Net increase (decrease) in net assets
  resulting from operations                           $    259,545        $   (329,625)       $ (1,004,744)       $  1,202,119
                                                      ================================        ================================

See accompanying notes to the unaudited interim financial statements.



                                           GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                    STATEMENT OF OPERATIONS


                                      SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                     INTERNATIONAL INDEX FUND DIVISION
                                                     ---------------------------------
                                                          2001                2000
                                                     ---------------------------------
Investment income (See Note 2C):
  Dividend Income                                    $           -        $          -


  Mortality and expense charges                            (33,806)            (52,711)
                                                     ---------------------------------

Net investment income (expense)                            (33,806)            (52,711)
                                                     ---------------------------------

Net realized gain (loss) on investments:
  Realized gain from distributions                               -                   -
  Realized gain (loss) on sales                            (84,880)            114,076
                                                     ---------------------------------

     Net realized gain (loss) on investments:              (84,880)            114,076
                                                     ---------------------------------

Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
    beginning of period                                   (392,875)          3,766,663
  Unrealized gain (loss) on investments,
    end of period                                       (1,905,187)          3,049,236
                                                     ---------------------------------

      Net unrealized gain (loss) on investments         (1,512,312)           (717,427)
                                                     ---------------------------------

        Net gain (loss) on investments                  (1,597,192)           (603,351)
                                                     ---------------------------------

Net increase (decrease) in net assets
  resulting from operations                          $  (1,630,998)       $   (656,062)
                                                     =================================


See accompanying notes to the unaudited interim financial statements.



                                           GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                    STATEMENT OF OPERATIONS


                                      SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                        MID-CAP EQUITY FUND DIVISION           SMALL-CAP EQUITY FUND DIVISION
                                                      --------------------------------        --------------------------------
                                                          2001                2000                2001                2000
                                                      --------------------------------        --------------------------------
Investment income (See Note 2C):
  Dividend Income                                     $          -        $          -        $          -        $          -


  Mortality and expense charges                            (23,003)            (34,813)            (14,594)            (11,533)
                                                      --------------------------------        --------------------------------

Net investment income (expense)                            (23,003)            (34,813)            (14,594)            (11,533)
                                                      --------------------------------        --------------------------------

Net realized gain (loss) on investments:
  Realized gain from distributions                          40,342                   -               4,894                   -
  Realized gain (loss) on sales                           (344,580)             81,357             (35,811)           (121,038)
                                                      --------------------------------        --------------------------------

     Net realized gain (loss) on investments:             (304,238)             81,357             (30,917)           (121,038)
                                                      --------------------------------        --------------------------------

Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
    beginning of period                                 (2,712,068)          1,140,498            (190,367)           (439,908)
  Unrealized gain (loss) on investments,
    end of period                                       (3,614,280)          1,411,988             526,019            (337,538)
                                                      --------------------------------        --------------------------------

      Net unrealized gain (loss) on investments           (902,212)            271,490             716,386             102,370
                                                      --------------------------------        --------------------------------

        Net gain (loss) on investments                  (1,206,450)            352,847             685,469             (18,668)
                                                      --------------------------------        --------------------------------

Net increase (decrease) in net assets
  resulting from operations                           $ (1,229,453)       $    318,034        $    670,875        $    (30,201)
                                                      ================================        ================================

See accompanying notes to the unaudited interim financial statements.

                                           GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                    STATEMENT OF OPERATIONS


                                      SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                        EQUITY INCOME FUND DIVISION
                                                      --------------------------------
                                                          2001                2000
                                                      --------------------------------
Investment income (See Note 2C):
  Dividend Income                                     $  1,519,095        $  1,934,006


  Mortality and expense charges                            (98,943)            (90,965)
                                                      --------------------------------

Net investment income (expense)                          1,420,152           1,843,041
                                                      --------------------------------

Net realized gain (loss) on investments:
  Realized gain from distributions                               -                   -
  Realized gain (loss) on sales                            192,682             436,861
                                                      --------------------------------

     Net realized gain (loss) on investments:              192,682             436,861
                                                      --------------------------------

Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
    beginning of period                                  1,729,089           2,561,251
  Unrealized gain (loss) on investments,
    end of period                                         (214,280)           (433,929)
                                                      --------------------------------

      Net unrealized gain (loss) on investments         (1,943,369)         (2,995,180)
                                                      --------------------------------

        Net gain (loss) on investments                  (1,750,687)         (2,558,319)
                                                      --------------------------------

Net increase (decrease) in net assets
  resulting from operations                           $   (330,535)       $   (715,278)
                                                      ================================

See accompanying notes to the unaudited interim financial statements.


                                          GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                  STATEMENT OF OPERATIONS


                                    SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                         GROWTH FUND DIVISION                 OVERSEAS FUND DIVISION
                                                   ---------------------------------     ---------------------------------
                                                        2001               2000               2001               2000
                                                   ---------------------------------     ---------------------------------
Investment income (See Note 2C):
  Dividend Income                                  $    3,790,472     $    6,258,450     $    1,766,010     $    1,569,513


  Mortality and expense charges                          (212,035)          (233,850)           (54,453)           (61,112)
                                                   ---------------------------------     ---------------------------------

Net investment income (expense)                         3,578,437          6,024,600          1,711,557          1,508,401
                                                   ---------------------------------     ---------------------------------

Net realized gain (loss) on investments:
  Realized gain from distributions                              -                  -                  -                  -
  Realized gain (loss) on sales                           489,082            793,286           (256,325)           164,513
                                                   ---------------------------------     ---------------------------------

    Net realized gain (loss) on investments:              489,082            793,286           (256,325)           164,513
                                                   ---------------------------------     ---------------------------------

Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
   beginning of period                                  2,654,006         18,619,738           (619,966)         4,550,473
  Unrealized gain (loss) on investments,
   end of period                                       (7,382,084)        14,615,022         (3,814,320)         2,029,067
                                                   ---------------------------------     ---------------------------------

    Net unrealized gain (loss) on investments         (10,036,090)        (4,004,716)        (3,194,354)        (2,521,406)
                                                   ---------------------------------     ---------------------------------

      Net gain (loss) on investments                   (9,547,008)        (3,211,430)        (3,450,679)        (2,356,893)
                                                   ---------------------------------     ---------------------------------

Net increase (decrease) in net assets
 resulting from operations                         $   (5,968,571)    $    2,813,170     $   (1,739,122)    $     (848,492)
                                                   =================================     =================================

See accompanying notes to the unaudited interim financial statements.





                                          GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                  STATEMENT OF OPERATIONS


                                    SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                    ASSET MANAGER FUND DIVISION
                                                 ---------------------------------
                                                      2001               2000
                                                 ---------------------------------
Investment income (See Note 2C):
  Dividend Income                                $      158,732     $      256,548


  Mortality and expense charges                         (10,890)            (9,344)
                                                 ---------------------------------

Net investment income (expense)                         147,842            247,204
                                                 ---------------------------------

Net realized gain (loss) on investments:
  Realized gain from distributions                            -                  -
  Realized gain (loss) on sales                         (15,352)               495
                                                 ---------------------------------

    Net realized gain (loss) on investments:            (15,352)               495
                                                 ---------------------------------

Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
   beginning of period                                 (187,017)           178,795
  Unrealized gain (loss) on investments,
   end of period                                       (431,643)           (95,504)
                                                 ---------------------------------

    Net unrealized gain (loss) on investments          (244,626)          (274,299)
                                                 ---------------------------------

      Net gain (loss) on investments                   (259,978)          (273,804)
                                                 ---------------------------------

Net increase (decrease) in net assets
 resulting from operations                       $     (112,136)    $      (26,600)
                                                 =================================


See accompanying notes to the unaudited interim financial statements.





                                             GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                     STATEMENT OF OPERATIONS


                                       SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                      HIGH INCOME FUND DIVISION                    MID CAP FUND DIVISION
                                                 ------------------------------------       ------------------------------------
                                                      2001                  2000                 2001                  2000
                                                 ------------------------------------       ------------------------------------
Investment income (See Note 2C):
  Dividend Income                                $      711,911        $      297,498       $            -        $            -


  Mortality and expense charges                         (23,848)              (18,501)              (4,360)                  (28)
                                                 ------------------------------------       ------------------------------------

Net investment income (expense)                         688,063               278,997               (4,360)                  (28)
                                                 ------------------------------------       ------------------------------------

Net realized gain (loss) on investments:
  Realized gain from distributions                            -                     -                    -                     -
  Realized gain (loss) on sales                        (137,199)              (74,693)                (620)                    6
                                                 ------------------------------------       ------------------------------------

    Net realized gain (loss) on investments:           (137,199)              (74,693)                (620)                    6
                                                 ------------------------------------       ------------------------------------

Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
   beginning of period                               (1,520,552)              (27,408)              33,908                     -
  Unrealized gain (loss) on investments,
   end of period
                                                     (2,548,341)             (473,202)             (11,471)                2,199
                                                 ------------------------------------       ------------------------------------

    Net unrealized gain (loss) on investments        (1,027,789)             (445,794)             (45,379)                2,199
                                                 ------------------------------------       ------------------------------------

      Net gain (loss) on investments                 (1,164,988)             (520,487)             (45,999)                2,205
                                                 ------------------------------------       ------------------------------------

Net increase (decrease) in net assets
 resulting from operations                       $     (476,925)       $     (241,490)      $      (50,359)       $        2,177
                                                 ====================================       ====================================

See accompanying notes to the unaudited interim financial statements.



                                             GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                     STATEMENT OF OPERATIONS


                                       SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                     WORLDWIDE HARD ASSETS FUND DIVISION
                                                    ------------------------------------
                                                         2001                  2000
                                                    ------------------------------------
Investment income (See Note 2C):
  Dividend Income                                   $        3,771        $        3,521


  Mortality and expense charges                             (1,436)               (1,371)
                                                    ------------------------------------

Net investment income (expense)                              2,335                 2,150
                                                    ------------------------------------

Net realized gain (loss) on investments:
  Realized gain from distributions                               -                     -
  Realized gain (loss) on sales                             (1,902)              (10,053)
                                                    ------------------------------------

    Net realized gain (loss) on investments:                (1,902)              (10,053)
                                                    ------------------------------------

Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
   beginning of period                                      38,766               (28,094)
  Unrealized gain (loss) on investments,
   end of period                                            23,800                (6,972)
                                                    ------------------------------------

    Net unrealized gain (loss) on investments              (14,966)               21,122
                                                    ------------------------------------

      Net gain (loss) on investments                       (16,868)               11,069
                                                    ------------------------------------

Net increase (decrease) in net assets
 resulting from operations                          $      (14,533)       $       13,219
                                                    ====================================


See accompanying notes to the unaudited interim financial statements.




                                           GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                   STATEMENT OF OPERATIONS


                                     SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                              WORLDWIDE EMERGING MARKETS FUND DIVISION     MULTI-STYLE EQUITY FUND DIVISION
                                              ----------------------------------------    -----------------------------------
                                                     2001                  2000                2001                 2000
                                                ------------------------------------      -----------------------------------
Investment income (See Note 2C):
  Dividend Income                               $            -        $            -      $       191,577     $       459,991


  Mortality and expense charges                         (4,250)               (2,946)             (31,588)            (52,628)
                                                ------------------------------------      -----------------------------------

Net investment income (expense)                         (4,250)               (2,946)             159,989             407,363
                                                ------------------------------------      -----------------------------------

Net realized gain (loss) on investments:
  Realized gain from distributions                           -                     -                    -                   -
  Realized gain (loss) on sales                       (442,138)               11,226             (962,733)            555,349
                                                ------------------------------------      -----------------------------------

    Net realized gain (loss) on investments:          (442,138)               11,226             (962,733)            555,349
                                                ------------------------------------      -----------------------------------

Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
   beginning of period                                (550,168)               44,010           (1,130,058)          2,118,228
  Unrealized gain (loss) on investments,
   end of period                                      (131,354)             (134,969)          (1,258,810)            337,826
                                                ------------------------------------      -----------------------------------

    Net unrealized gain (loss) on investments          418,814              (178,979)            (128,752)         (1,780,402)
                                                ------------------------------------      -----------------------------------

      Net gain (loss) on investments                   (23,324)             (167,753)          (1,091,485)         (1,225,053)
                                                ------------------------------------      -----------------------------------

Net increase (decrease) in net assets
 resulting from operations                      $      (27,574)       $     (170,699)     $      (931,496)    $      (817,690)
                                                ====================================      ===================================

See accompanying notes to the unaudited interim financial statements.




                                           GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                   STATEMENT OF OPERATIONS


                                     SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                      CORE BOND FUND DIVISION
                                                -----------------------------------
                                                     2001                 2000
                                                -----------------------------------
Investment income (See Note 2C):
  Dividend Income                               $       71,974       $      142,159


  Mortality and expense charges                        (10,474)             (31,476)
                                                -----------------------------------

Net investment income (expense)                         61,500              110,683
                                                -----------------------------------
Net realized gain (loss) on investments:
  Realized gain from distributions                           -                    -
  Realized gain (loss) on sales                         14,054             (316,238)
                                                -----------------------------------


    Net realized gain (loss) on investments:            14,054             (316,238)
                                                -----------------------------------

 Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
   beginning of period                                 103,744             (651,116)
  Unrealized gain (loss) on investments,
   end of period                                       103,957             (145,760)
                                                -----------------------------------

    Net unrealized gain (loss) on investments              213              505,356
                                                -----------------------------------

      Net gain (loss) on investments                    14,267              189,118
                                                -----------------------------------

Net increase (decrease) in net assets
   resulting from operations                    $       75,767       $      299,801
                                                ===================================


See accompanying notes to the unaudited interim financial statements.



                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                 STATEMENT OF OPERATIONS


                                   SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                AGGRESSIVE EQUITY FUND DIVISION             NON-US FUND DIVISION
                                                --------------------------------     ----------------------------------
                                                     2001              2000               2001                2000
                                                --------------------------------     ----------------------------------
Investment income (See Note 2C):
  Dividend Income                               $       1,403     $      117,287     $            -      $      133,167


  Mortality and expense charges                       (11,971)           (15,628)            (9,630)            (14,176)
                                                --------------------------------     ----------------------------------

Net investment income (expense)                       (10,568)           101,659             (9,630)            118,991
                                                --------------------------------     ----------------------------------

 Net realized gain (loss) on investments:
  Realized gain from distributions                          -                  -                  -                   -
  Realized gain (loss) on sales                       (35,097)           (27,775)             2,597             352,394
                                                --------------------------------     ----------------------------------

    Net realized gain (loss) on investments:          (35,097)           (27,775)             2,597             352,394
                                                --------------------------------     ----------------------------------
Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
   beginning of period                               (177,317)           318,975           (261,333)          1,132,570
  Unrealized gain (loss) on investments,
   end of period                                     (155,109)           376,280           (707,561)            411,002
                                                --------------------------------     ----------------------------------

    Net unrealized gain (loss) on investments          22,208             57,305           (446,228)           (721,568)
                                                --------------------------------     ----------------------------------

      Net gain (loss) on investments                  (12,889)            29,530           (443,631)           (369,174)
                                                --------------------------------     ----------------------------------

Net increase (decrease) in net assets
 resulting from operations                      $     (23,457)    $      131,189     $     (453,261)     $     (250,183)
                                                ================================     ==================================

See accompanying notes to the unaudited interim financial statements.



                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                 STATEMENT OF OPERATIONS


                                   SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                  INCOME & GROWTH FUND DIVISION
                                                ---------------------------------
                                                     2001              2000
                                                ---------------------------------
Investment income (See Note 2C):
  Dividend Income                               $       32,247    $         7,351


  Mortality and expense charges                        (10,692)            (4,034)
                                                ---------------------------------

Net investment income (expense)                         21,555              3,317
                                                ---------------------------------

Net realized gain (loss) on investments:
  Realized gain from distributions                           -                  -

  Realized gain (loss) on sales                       (114,305)             2,285
                                                ---------------------------------

    Net realized gain (loss) on investments:          (114,305)             2,285
                                                ---------------------------------

Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
   beginning of period                                (283,900)            43,675
  Unrealized gain (loss) on investments,
   end of period                                      (382,525)             8,719
                                                ---------------------------------

    Net unrealized gain (loss) on investments          (98,625)           (34,956)
                                                ---------------------------------

      Net gain (loss) on investments                  (212,930)           (32,671)
                                                ---------------------------------

Net increase (decrease) in net assets
 resulting from operations                      $     (191,375)   $       (29,354)
                                                =================================


See accompanying notes to the unaudited interim financial statements.



                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                 STATEMENT OF OPERATIONS


                                   SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                   INTERNATIONAL FUND DIVISION               VALUE FUND DIVISION
                                                --------------------------------     ----------------------------------
                                                     2001              2000               2001                2000
                                                --------------------------------     ----------------------------------
Investment income (See Note 2C):
   Dividend Income                              $     406,764     $       33,194     $       19,250      $       12,803


   Mortality and expense charges                      (11,650)            (6,614)            (2,308)               (819)
                                                --------------------------------     ----------------------------------

Net investment income (expense)                       395,114             26,580             16,942              11,984
                                                --------------------------------     ----------------------------------

Net realized gain (loss) on investments:
   Realized gain from distributions                         -                  -                  -                   -
   Realized gain (loss) on sales                     (208,060)            11,863             51,826              (3,192)
                                                --------------------------------     ----------------------------------

      Net realized gain (loss) on
        investments:                                 (208,060)            11,863             51,826              (3,192)
                                                --------------------------------     ----------------------------------

Net unrealized gain (loss) on investments:
   Unrealized gain (loss) on
     investments, beginning of period                (583,356)           120,672            222,677               1,835
   Unrealized gain (loss) on
     investments, end of period                    (1,789,417)           (89,959)           297,307                (312)
                                                --------------------------------     ----------------------------------

       Net unrealized gain (loss) on
         investments                               (1,206,061)          (210,631)            74,630              (2,147)
                                                --------------------------------     ----------------------------------

         Net gain (loss) on investments            (1,414,121)          (198,768)           126,456              (5,339)
                                                --------------------------------     ----------------------------------

 Net increase (decrease) in net assets
   resulting from operations                    $  (1,019,007)    $     (172,188)    $      143,398      $        6,645
                                                ================================     ==================================

See accompanying notes to the unaudited interim financial statements.


                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                 STATEMENT OF OPERATIONS


                                   SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                  BOND PORTFOLIO FUND DIVISION
                                                --------------------------------
                                                     2001              2000
                                                --------------------------------
Investment income (See Note 2C):
   Dividend Income                              $      18,048      $      11,249


   Mortality and expense charges                       (2,410)            (1,504)
                                                --------------------------------

Net investment income (expense)                        15,638              9,745
                                                --------------------------------

Net realized gain (loss) on investments:
   Realized gain from distributions                         -                  -
   Realized gain (loss) on sales                        8,820             (1,792)
                                                --------------------------------

     Net realized gain (loss) on investments:           8,820             (1,792)
                                                --------------------------------

Net unrealized gain (loss) on investments:
   Unrealized gain (loss) on
     investments, beginning of period                  23,238             (2,016)
   Unrealized gain (loss) on
     investments, end of period                        27,424              6,939
                                                --------------------------------

       Net unrealized gain (loss) on
         investments                                    4,186              8,955
                                                --------------------------------

         Net gain (loss) on investments                13,006              7,163
                                                --------------------------------

 Net increase (decrease) in net assets
   resulting from operations                    $      28,644      $      16,908
                                                ================================

See accompanying notes to the unaudited interim financial statements.




                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                 STATEMENT OF OPERATIONS

                                   SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                    SMALL COMPANY PORTFOLIO                 LARGE CAP VALUE FUND
                                                         FUND DIVISION                            DIVISION
                                                --------------------------------     ----------------------------------
                                                     2001              2000               2001                2000
                                                --------------------------------     ----------------------------------
Investment income (See Note 2C):
   Dividend Income                              $       1,396     $       42,416     $       10,605      $            -


   Mortality and expense charges                       (9,521)            (4,837)           (12,047)                (91)
                                                --------------------------------     ----------------------------------

Net investment income (expense)                        (8,125)            37,579             (1,442)                (91)
                                                --------------------------------     ----------------------------------

Net realized gain (loss) on investments:
   Realized gain from distributions                         -                  -                  -                   -
   Realized gain (loss) on sales                     (484,759)            39,600             38,264                (252)
                                                --------------------------------     ----------------------------------

      Net realized gain (loss) on
        investments:                                 (484,759)            39,600             38,264                (252)
                                                --------------------------------     ----------------------------------

Net unrealized gain (loss) on investments:
   Unrealized gain (loss) on investments,
     beginning of period                             (507,291)            96,610            194,619                   -
   Unrealized gain (loss) on investments,
     end of period                                   (250,608)           (16,068)           234,636              (8,081)
                                                --------------------------------     ----------------------------------

       Net unrealized gain (loss) on
         investments                                  256,683           (112,678)            40,017              (8,081)
                                                --------------------------------     ----------------------------------

         Net gain (loss) on investments              (228,076)           (73,078)            78,281              (8,333)
                                                --------------------------------     ----------------------------------

Net increase (decrease) in net assets
   resulting from operations                    $    (236,201)    $      (35,499)    $       76,839      $       (8,424)
                                                ================================     ==================================

See accompanying notes in the unaudited interim financial statements.

                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                 STATEMENT OF OPERATIONS

                                   SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                 LARGE CAP GROWTH FUND DIVISION
                                                --------------------------------
                                                     2001              2000
                                                --------------------------------
Investment income (See Note 2C):
   Dividend Income                              $           -     $            -


   Mortality and expense charges                       (7,989)              (100)
                                                --------------------------------

Net investment income (expense)                        (7,989)              (100)
                                                --------------------------------

 Net realized gain (loss) on investments:
   Realized gain from distributions                         -                  -
   Realized gain (loss) on sales                     (117,368)               438
                                                --------------------------------

      Net realized gain (loss) on
        investments:                                 (117,368)               438
                                                --------------------------------

Net unrealized gain (loss) on investments:
   Unrealized gain (loss) on investments,
     beginning of period                             (431,299)                 -
   Unrealized gain (loss) on
     investments, end of period                      (753,721)             3,159
                                                --------------------------------

       Net unrealized gain (loss) on
         investments                                 (322,422)             3,159
                                                --------------------------------

         Net gain (loss) on
           investments                               (439,790)             3,597
                                                --------------------------------

 Net increase (decrease) in net assets
   resulting from operations                    $    (447,779)    $        3,497
                                                ================================


See accompanying notes in the unaudited interim financial statements.





                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                 STATEMENT OF OPERATIONS

                                   SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                  SMALL CAP VALUE FUND DIVISION        SMALL CAP GROWTH FUND DIVISION
                                                --------------------------------     ----------------------------------
                                                     2001              2000               2001                2000
                                                --------------------------------     ----------------------------------
Investment income (See Note 2C):
   Dividend Income                              $       1,316     $            -     $            -      $            -


   Mortality and expense charges                       (1,924)               (56)            (2,619)                (59)
                                                --------------------------------     ----------------------------------

Net investment income (expense)                          (608)               (56)            (2,619)                (59)
                                                --------------------------------     ----------------------------------

Net realized gain (loss) on investments:
   Realized gain from distributions                         -                  -                  -                   -
   Realized gain (loss) on sales                        9,996                 45            (12,029)                191
                                                --------------------------------     ----------------------------------

      Net realized gain (loss) on
        investments:                                    9,996                 45            (12,029)                191
                                                --------------------------------     ----------------------------------

Net unrealized gain (loss) on investments:
   Unrealized gain (loss) on investments,
     beginning of period                               28,138                  -            (40,036)                  -
   Unrealized gain (loss) on investments,
     end of period                                    176,332                 35            (52,710)              7,987
                                                --------------------------------     ----------------------------------

       Net unrealized gain (loss) on
         investments                                  148,194                 35            (12,674)              7,987
                                                --------------------------------     ----------------------------------

         Net gain (loss) on investments               158,190                 80            (24,703)              8,178
                                                --------------------------------     ----------------------------------

Net increase (decrease) in net assets
  resulting from operations                     $     157,582     $           24     $      (27,322)     $        8,119
                                                ================================     ==================================

See accompanying notes to the unaudited interim financial statements.

                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                 STATEMENT OF OPERATIONS

                                   SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                   INTERNATIONAL EQUITY FUND
                                                           DIVISION
                                                --------------------------------
                                                     2001              2000
                                                --------------------------------
Investment income (See Note 2C):
   Dividend Income                              $           -     $            -


   Mortality and expense charges                       (8,071)               (91)
                                                --------------------------------

Net investment income (expense)                        (8,071)               (91)
                                                --------------------------------

Net realized gain (loss) on investments:
   Realized gain from distributions                         -                  -
   Realized gain (loss) on sales                      (58,720)               (26)
                                                --------------------------------

      Net realized gain (loss) on
        investments:                                  (58,720)               (26)
                                                --------------------------------

Net unrealized gain (loss) on investments:
   Unrealized gain (loss) on investments,
     beginning of period                             (254,806)                 -
   Unrealized gain (loss) on investments,
     end of period                                   (562,280)                98
                                                --------------------------------

       Net unrealized gain (loss) on
         investments                                 (307,474)                98
                                                --------------------------------

         Net gain (loss) on
           investments                               (366,194)                72
                                                --------------------------------

 Net increase (decrease) in net assets
   resulting from operations                    $    (374,265)    $          (19)
                                                ================================


See accompanying notes to the unaudited interim financial statements.




                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                 STATEMENT OF OPERATIONS

                                   SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                     EMERGING MARKETS EQUITY               CORE FIXED INCOME FUND
                                                         FUND DIVISION                            DIVISION
                                                --------------------------------     ----------------------------------
                                                     2001              2000               2001                2000
                                                --------------------------------     ----------------------------------
Investment income (See Note 2C):
   Dividend Income                              $           -     $            -     $      191,902      $          364


   Mortality and expense charges                       (2,679)               (62)           (21,195)                (49)
                                                --------------------------------     ----------------------------------

 Net investment income (expense)                       (2,679)               (62)           170,707                 315
                                                --------------------------------     ----------------------------------

 Net realized gain (loss) on investments:
   Realized gain from distributions                         -                  -                  -                   -
   Realized gain (loss) on sales                      (33,146)              (184)            34,779                   1
                                                --------------------------------     ----------------------------------

      Net realized gain (loss) on
        investments:                                  (33,146)              (184)            34,779                   1
                                                --------------------------------     ----------------------------------

 Net unrealized gain (loss) on investments:
   Unrealized gain (loss) on investments,
     beginning of period                             (142,634)                 -            137,043                   -
   Unrealized gain (loss) on investments,
     end of period                                   (168,117)               876            130,895                 187
                                                --------------------------------     ----------------------------------

       Net unrealized gain (loss) on
         investments                                  (25,483)               876             (6,148)                187
                                                --------------------------------     ----------------------------------

         Net gain (loss) on investments               (58,629)               692             28,631                 188
                                                --------------------------------     ----------------------------------

Net increase (decrease) in net assets
   resulting from operations                   $      (61,308)    $          630     $      199,338      $          503
                                               =================================     ==================================

See accompanying notes to the unaudited interim financial statements.

                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                 STATEMENT OF OPERATIONS

                                   SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                  HIGH YIELD BOND FUND DIVISON
                                                --------------------------------
                                                     2001              2000
                                                --------------------------------
Investment income (See Note 2C):
   Dividend Income                              $      31,848     $           84


   Mortality and expense charges                       (2,015)                (7)
                                                --------------------------------

Net investment income (expense)                        29,833                 77
                                                --------------------------------

Net realized gain (loss) on investments:
   Realized gain from distributions                         -                  -
   Realized gain (loss) on sales                       (1,550)                 -
                                                --------------------------------

      Net realized gain (loss) on
        investments:                                   (1,550)                 -
                                                --------------------------------

Net unrealized gain (loss) on investments:
   Unrealized gain (loss) on investments,
     beginning of period                              (13,421)                 -
   Unrealized gain (loss) on investments,
     end of period                                    (33,489)                10
                                                --------------------------------

       Net unrealized gain (loss) on
         investments                                  (20,068)                10
                                               ---------------------------------

         Net gain (loss) on investments               (21,618)                10
                                                --------------------------------

Net increase (decrease) in net assets
   resulting from operations                    $       8,215     $           87
                                                ================================


See accompanying notes to the unaudited interim financial statements.






                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                 STATEMENT OF OPERATIONS

                                   SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                   INTERNATIONAL FIXED INCOME            EMERGING MARKETS DEBT FUND
                                                         FUND DIVISION                            DIVISON
                                                --------------------------------     ----------------------------------
                                                    2001               2000               2001                2000
                                                --------------------------------     ----------------------------------
Investment income (See Note 2C):
   Dividend Income                              $           -     $            -     $            -      $            -


   Mortality and expense charges                       (2,307)                (8)              (726)                 (3)
                                                --------------------------------     ----------------------------------

Net investment income (expense)                        (2,307)                (8)              (726)                 (3)
                                                --------------------------------     ----------------------------------

Net realized gain (loss) on investments:
   Realized gain from distributions                         -                  -                  -                   -
   Realized gain (loss) on sales                         (409)                (3)               (66)                  -
                                                --------------------------------     ----------------------------------

      Net realized gain (loss) on
        investments:                                     (409)                (3)               (66)                  -
                                                --------------------------------     ----------------------------------

 Net unrealized gain (loss) on investments:
   Unrealized gain (loss) on investments,
     beginning of period                               40,423                  -            (10,850)                  -
   Unrealized gain (loss) on investments,
     end of period                                    (15,073)              (103)             7,287                  77
                                                --------------------------------     ----------------------------------

       Net unrealized gain (loss) on
         investments                                  (55,496)              (103)            18,137                  77
                                                --------------------------------     ----------------------------------

         Net gain (loss) on investments               (55,905)              (106)            18,071                  77
                                                --------------------------------     ----------------------------------

 Net increase (decrease) in net assets
   resulting from operations                    $     (58,212)    $         (114)    $       17,345      $           74
                                                ================================     ==================================

See accompanying notes to the unaudited interim financial statements.

                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                 STATEMENT OF OPERATIONS

                                   SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                   JANUS MID-CAP FUND DIVISION
                                                --------------------------------
                                                    2001               2000
                                                --------------------------------
Investment income (See Note 2C):
   Dividend Income                              $           -     $            -


   Mortality and expense charges                      (12,426)              (153)
                                                --------------------------------

Net investment income (expense)                       (12,426)              (153)
                                                --------------------------------

Net realized gain (loss) on investments:
   Realized gain from distributions                         -                  -
   Realized gain (loss) on sales                     (647,275)                 -
                                                --------------------------------

      Net realized gain (loss) on
        investments:                                 (647,275)                 -
                                                --------------------------------

Net unrealized gain (loss) on investments:
   Unrealized gain (loss) on investments,
     beginning of period                           (1,114,808)                 -
   Unrealized gain (loss) on investments,
     end of period                                 (1,402,505)            12,505
                                                --------------------------------

       Net unrealized gain (loss) on
         investments                                 (287,697)            12,505
                                                --------------------------------

         Net gain (loss) on investments              (934,972)            12,505
                                                --------------------------------

Net increase (decrease) in net assets
   resulting from operations                    $    (947,398)     $      12,352
                                                ================================

See accompanying notes to the unaudited interim financial statements.




                                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                          STATEMENT OF OPERATIONS
                                                (UNAUDITED)


                                                  JANUS GROWTH                 T. ROWE PRICE
                                                 FUND DIVISION         LARGE CAP GROWTH FUND DIVISION
                                                 --------------       --------------------------------
                                                 FOR THE PERIOD        FOR THE SIX      FOR THE PERIOD
                                                 MAY 1, 2001 TO        MONTHS ENDED     MAY 1, 2000 TO
                                                 JUNE 30, 2001        JUNE 30, 2001     JUNE 30, 2000
                                                 --------------       --------------------------------
Investment income (See Note 2C):
   Dividend Income                               $            -       $          154      $          -


   Mortality and expense charges                              -               (2,744)              (12)
                                                 --------------       --------------------------------

Net investment income (expense)                               -               (2,590)              (12)
                                                 --------------       --------------------------------

Net realized gain (loss) on investments:
   Realized gain from distributions                           -                    -                 -
   Realized gain (loss) on sales                              -             (260,243)                -
                                                 --------------       --------------------------------

      Net realized gain (loss) on investments:                -             (260,243)                -
                                                 --------------       --------------------------------

 Net unrealized gain (loss) on investments:
   Unrealized gain (loss) on investments,
     beginning of period                                      -             (120,834)                -
   Unrealized gain (loss) on investments,
     end of period                                           43              (29,191)              307
                                                 --------------       --------------------------------

       Net unrealized gain (loss) on
         investments                                         43               91,643               307
                                                 --------------       --------------------------------

         Net gain (loss) on investments                      43             (168,600)              307
                                                 --------------       --------------------------------

 Net increase (decrease) in net assets
   resulting from operations                     $           43       $    (171,190)      $        295
                                                 ==============       ================================

See accompanying notes in the unaudited interim financial statements.

                                  GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                          STATEMENT OF OPERATIONS
                                                (UNAUDITED)


                                                            T. ROWE PRICE
                                                    SMALL CAP GROWTH FUND DIVISON
                                                 -----------------------------------
                                                  FOR THE SIX         FOR THE PERIOD
                                                 MONTHS ENDED         MAY 1, 2000 TO
                                                 JUNE 30, 2001        JUNE 30, 2000
                                                 -----------------------------------
Investment income (See Note 2C):
   Dividend Income                               $       67,141       $            -


   Mortality and expense charges                         (3,495)                  (7)
                                                 -----------------------------------

Net investment income (expense)                          63,646                   (7)
                                                 -----------------------------------

Net realized gain (loss) on investments:
   Realized gain from distributions                           -                    -
   Realized gain (loss) on sales                         (4,665)                   2
                                                 -----------------------------------

      Net realized gain (loss) on
        investments:                                     (4,665)                   2
                                                 -----------------------------------

Net unrealized gain (loss) on investments:
   Unrealized gain (loss) on investments,
     beginning of period                                (36,551)                   -
   Unrealized gain (loss) on investments,
     end of period                                      (92,457)                 951
                                                 -----------------------------------

       Net unrealized gain (loss) on
         investments                                    (55,906)                 951
                                                 -----------------------------------

         Net gain (loss) on investments                 (60,571)                 953
                                                 -----------------------------------

Net increase (decrease) in net assets
   resulting from operations                     $        3,075       $          946
                                                 ===================================

See accompanying notes in the unaudited interim financial statements.




                                             GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                      STATEMENT OF OPERATIONS
                                                            (UNAUDITED)


                                                        ALGER EQUITY GROWTH                 HARRIS OAKMARK           INNOVATIONS
                                                        SERIES FUND DIVISION            MID CAP FUND DIVISION       FUND DIVISION
                                                ---------------------------------       ---------------------       --------------
                                                 FOR THE SIX       FOR THE PERIOD           FOR THE PERIOD          FOR THE PERIOD
                                                MONTHS ENDED       MAY 1, 2000 TO           MAY 1, 2001 TO          MAY 1, 2001 TO
                                                JUNE 30, 2001      JUNE 30, 2000            JUNE 30, 2001           JUNE 30, 2001
                                                ---------------------------------       ---------------------       --------------
Investment income (See Note 2C):
   Dividend Income                              $     60,610       $            -       $                   -       $            -


   Mortality and expense charges                      (6,019)                 (77)                          -                    -
                                                ---------------------------------       ---------------------       --------------

Net investment income (expense)                       54,591                  (77)                          -                    -
                                                ---------------------------------       ---------------------       --------------

Net realized gain (loss) on investments:
   Realized gain from distributions                        -                    -                           -                    -
   Realized gain (loss) on sales                    (273,734)                   -                           -                    -
                                                ---------------------------------       ---------------------       --------------

      Net realized gain (loss) on
        investments:                                (273,734)                   -                           -                    -
                                                ---------------------------------       ---------------------       --------------

Net unrealized gain (loss) on investments:
   Unrealized gain (loss) on investments,
     beginning of period                            (261,796)                   -                           -                    -
   Unrealized gain (loss) on investments,
     end of period                                  (209,130)               2,597                           -                    -
                                                ---------------------------------       ---------------------       --------------

       Net unrealized gain (loss) on
         investments                                  52,666                2,597                           -                    -
                                                ---------------------------------       ---------------------       --------------

         Net gain (loss) on investments             (221,068)               2,597                           -                    -
                                                ---------------------------------       ---------------------       --------------

 Net increase (decrease) in net assets
   resulting from operations                    $   (166,477)               2,520                           -                    -
                                                =================================       =====================       ==============


See accompanying notes to the unaudited interim financial statements.


                                          GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                             STATEMENT OF CHANGES IN NET ASSETS


                                     SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                 S & P 500 INDEX FUND DIVISION           MONEY MARKET FUND DIVISION
                                              ------------------------------------     ------------------------------------
                                                    2001               2000                   2001              2000
                                              ------------------------------------     ------------------------------------

Operations:
  Net investment income (expense)              $      (239,963)  $      (242,852)       $       (60,270)  $       (31,733)
  Net realized gain (loss) on investments              144,505           730,507               (164,618)         (118,428)
  Net unrealized gain (loss) on investments         (4,787,482)         (881,892)               623,362           406,688
                                              ------------------------------------     ------------------------------------


    Net increase (decrease) in net assets
     resulting from operations                      (4,882,940)         (394,237)               398,474           256,527


  Net deposits into (deductions from)
      Separate Account                               9,710,470         7,215,849             37,150,625        (1,610,615)
                                              ------------------------------------     ------------------------------------

    Increase (decrease) in net assets                4,827,530         6,821,612             37,549,099        (1,354,088)
  Net assets, beginning of period                   65,463,226        60,752,726             13,579,037         9,912,242
                                              ------------------------------------     ------------------------------------

  Net assets, end of period                    $    70,290,756   $    67,574,338        $    51,128,136   $     8,558,154
                                              ====================================     ====================================

See accompanying notes to the unaudited interim financial statements.

                                          GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                             STATEMENT OF CHANGES IN NET ASSETS


                                     SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                    BOND INDEX FUND DIVISION
                                              ------------------------------------
                                                    2001               2000
                                              ------------------------------------
Operations:
  Net investment income (expense)              $       (27,767)  $       (25,911)
  Net realized gain (loss) on investments               24,260           (20,729)
  Net unrealized gain (loss) on investments            218,602           279,635
                                              ------------------------------------


    Net increase (decrease) in net assets
     resulting from operations                         215,095           232,995


  Net deposits into (deductions from)
      Separate Account                                 617,343           384,560
                                              ------------------------------------

    Increase (decrease) in net assets                  832,438           617,555
  Net assets, beginning of period                    7,709,968         6,136,742
                                              ------------------------------------

  Net assets, end of period                    $     8,542,406   $     6,754,297
                                              ====================================

See accompanying notes to the unaudited interim financial statements.



                                          GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                             STATEMENT OF CHANGES IN NET ASSETS


                                     SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                 MANAGED EQUITY FUND DIVISION             ASSET ALLOCATION FUND DIVISION
                                              ------------------------------------     ------------------------------------
                                                    2001               2000                  2001               2000
                                              ------------------------------------     ------------------------------------

Operations:
  Net investment income (expense)              $       (28,290)  $       (25,625)       $       (62,600)  $       (81,174)
  Net realized gain (loss) on investments              (32,302)           59,208             (1,293,044)          381,764
  Net unrealized gain (loss) on investments            320,137          (363,208)               350,900           901,529
                                              ------------------------------------    -------------------------------------


    Net increase (decrease) in net assets
     resulting from operations                         259,545          (329,625)            (1,004,744)        1,202,119


  Net deposits into (deductions from)
      Separate Account                                 (82,801)           38,541             (6,593,943)          736,067
                                              ------------------------------------    -------------------------------------

    Increase (decrease) in net assets                  176,744          (291,084)            (7,598,687)        1,938,186
  Net assets, beginning of period                    6,913,728         6,384,068             19,722,192        18,573,171
                                              ------------------------------------    -------------------------------------

  Net assets, end of period                    $     7,090,472   $     6,092,984        $    12,123,505   $    20,511,357
                                              ====================================    =====================================

See accompanying notes to the unaudited interim financial statements.

                                          GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                             STATEMENT OF CHANGES IN NET ASSETS


                                     SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                               INTERNATIONAL INDEX FUND DIVISION
                                              ------------------------------------
                                                    2001               2000
                                              ------------------------------------

Operations:
  Net investment income (expense)              $       (33,806)  $       (52,711)
  Net realized gain (loss) on investments              (84,880)          114,076
  Net unrealized gain (loss) on investments         (1,512,312)         (717,427)
                                              ------------------------------------


    Net increase (decrease) in net assets
     resulting from operations                      (1,630,998)         (656,062)


  Net deposits into (deductions from)
      Separate Account                                 170,636           282,025
                                              ------------------------------------

    Increase (decrease) in net assets               (1,460,362)         (374,037)
  Net assets, beginning of period                   10,339,039        12,993,612
                                              ------------------------------------

  Net assets, end of period                    $     8,878,677   $    12,619,575
                                              ====================================


See accompanying notes to the unaudited interim financial statements.



                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                           STATEMENT OF CHANGES IN NET ASSETS


                                   SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                   MID-CAP EQUITY FUND DIVISION         SMALL-CAP EQUITY FUND DIVISION
                                                ---------------------------------     ---------------------------------
                                                     2001               2000               2001               2000
                                                ---------------------------------     ---------------------------------
Operations:
  Net investment income (expense)               $      (23,003)    $      (34,813)    $      (14,594)    $      (11,533)
  Net realized gain (loss) on investments             (304,238)            81,357            (30,917)          (121,038)
  Net unrealized gain (loss) on investments           (902,212)           271,490            716,386            102,370
                                                ---------------------------------     ---------------------------------


    Net increase (decrease) in net assets
     resulting from operations                      (1,229,453)           318,034            670,875            (30,201)


  Net deposits into (deductions from)
      Separate Account                                 527,786            565,472            225,950            153,164
                                                ---------------------------------     ---------------------------------

    Increase (decrease) in net assets                 (701,667)           883,506            896,825            122,963
  Net assets, beginning of period                    6,762,947          8,353,981          3,550,402          2,917,544
                                                ---------------------------------     ---------------------------------

  Net assets, end of period                     $    6,061,280     $    9,237,487     $    4,447,227     $    3,040,507
                                                =================================     =================================

See accompanying notes to the unaudited interim financial statements.


                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                           STATEMENT OF CHANGES IN NET ASSETS


                                   SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                   EQUITY INCOME FUND DIVISION
                                                ---------------------------------
                                                     2001               2000
                                                ---------------------------------

Operations:
  Net investment income (expense)               $    1,420,152     $    1,843,041
  Net realized gain (loss) on investments              192,682            436,861
  Net unrealized gain (loss) on investments         (1,943,369)        (2,995,180)
                                                ---------------------------------


    Net increase (decrease) in net assets
     resulting from operations                        (330,535)          (715,278)


  Net deposits into (deductions from)
      Separate Account                                 683,871         (1,317,043)
                                                ---------------------------------

    Increase (decrease) in net assets                  353,336         (2,032,321)
  Net assets, beginning of period                   24,075,723         24,154,437
                                                ---------------------------------

  Net assets, end of period                     $   24,429,059     $   22,122,116
                                                =================================

See accompanying notes to the unaudited interim financial statements.




                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                           STATEMENT OF CHANGES IN NET ASSETS


                                   SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                       GROWTH FUND DIVISION                 OVERSEAS FUND DIVISION
                                                ---------------------------------     ---------------------------------
                                                     2001               2000               2001               2000
                                                ---------------------------------     ---------------------------------
Operations:
  Net investment income (expense)               $    3,578,437     $    6,024,600     $    1,711,557     $    1,508,401
  Net realized gain (loss) on investments              489,082            793,286           (256,325)           164,513
  Net unrealized gain (loss) on investments        (10,036,090)        (4,004,716)        (3,194,354)        (2,521,406)
                                                ---------------------------------     ---------------------------------


    Net increase (decrease) in net assets
     resulting from operations                      (5,968,571)         2,813,170         (1,739,122)          (848,492)


  Net deposits into (deductions from)
     Separate Account                                1,246,486          4,718,446           (706,643)         1,549,346
                                                ---------------------------------     ---------------------------------

    Increase (decrease) in net assets               (4,722,085)         7,531,616         (2,445,765)           700,854
  Net assets, beginning of period                   57,917,623         55,712,725         14,514,730         15,051,351
                                                ---------------------------------     ---------------------------------

  Net assets, end of period                     $   53,195,538     $   63,244,341     $   12,068,965     $   15,752,205
                                                =================================     =================================

See accompanying notes to the unaudited interim financial statements.


                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                           STATEMENT OF CHANGES IN NET ASSETS


                                   SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                   ASSET MANAGER FUND DIVISION
                                                ---------------------------------
                                                     2001               2000
                                                ---------------------------------
Operations:
  Net investment income (expense)               $      147,842     $      247,204
  Net realized gain (loss) on investments              (15,352)               495
  Net unrealized gain (loss) on investments           (244,626)          (274,299)
                                                ---------------------------------


    Net increase (decrease) in net assets
     resulting from operations                        (112,136)           (26,600)


  Net deposits into (deductions from)
      Separate Account                                 264,361            108,274
                                                ---------------------------------


    Increase (decrease) in net assets                  152,225             81,674
  Net assets, beginning of period                    2,812,186          2,417,921
                                                ---------------------------------

  Net assets, end of period                     $    2,964,411     $    2,499,595
                                                =================================

See accompanying notes to the unaudited interim financial statements.



                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                           STATEMENT OF CHANGES IN NET ASSETS


                                   SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                    HIGH INCOME FUND DIVISION               MID CAP FUND DIVISION
                                                ---------------------------------     ---------------------------------
                                                     2001               2000               2001               2000
                                                ---------------------------------     ---------------------------------
Operations:
  Net investment income (expense)               $      688,063     $      278,997     $       (4,360)    $          (28)
  Net realized gain (loss) on investments             (137,199)           (74,693)              (620)                 6
  Net unrealized gain (loss) on investments         (1,027,789)          (445,794)           (45,379)             2,199
                                                ---------------------------------     ---------------------------------


   Net increase (decrease) in net assets
     resulting from operations                        (476,925)          (241,490)           (50,359)             2,177


  Net deposits into (deductions from)
      Separate Account                                 581,925          1,108,999          1,232,402             49,874
                                                ---------------------------------     ---------------------------------

    Increase (decrease) in net assets                  105,000            867,509          1,182,043             52,051
  Net assets, beginning of period                    5,739,765          4,372,619            874,637                  -
                                                ---------------------------------     ---------------------------------

  Net assets, end of period                     $    5,844,765     $    5,240,128     $    2,056,680     $       52,051
                                                =================================     =================================

See accompanying notes to the unaudited interim financial statements.

                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                           STATEMENT OF CHANGES IN NET ASSETS


                                   SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                      WORLDWIDE HARD ASSETS
                                                          FUND DIVISION
                                                ---------------------------------
                                                     2001               2000
                                                ---------------------------------
Operations:
  Net investment income (expense)               $        2,335     $        2,150
  Net realized gain (loss) on investments               (1,902)           (10,053)
  Net unrealized gain (loss) on investments            (14,966)            21,122
                                                ---------------------------------


    Net increase (decrease) in net assets
     resulting from operations                         (14,533)            13,219


  Net deposits into (deductions from)
      Separate Account                                  41,106             13,911
                                                ---------------------------------

    Increase (decrease) in net assets                   26,573             27,130
  Net assets, beginning of period                      346,354            316,342
                                                ---------------------------------

  Net assets, end of period                     $      372,927     $      343,472
                                                =================================

See accompanying notes to the unaudited interim financial statements.



                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                           STATEMENT OF CHANGES IN NET ASSETS


                                   SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                        WORLDWIDE EMERGING
                                                      MARKETS FUND DIVISION            MULTI-STYLE EQUITY FUND DIVISION
                                                ---------------------------------     ---------------------------------
                                                     2001               2000               2001               2000
                                                ---------------------------------     ---------------------------------
Operations:
  Net investment income (expense)               $       (4,250)    $       (2,946)    $      159,989     $      407,363
  Net realized gain (loss) on investments             (442,138)            11,226           (962,733)           555,349
  Net unrealized gain (loss) on investments            418,814           (178,979)          (128,752)        (1,780,402)
                                                ---------------------------------     ---------------------------------


    Net increase (decrease) in net assets
     resulting from operations                         (27,574)          (170,699)          (931,496)          (817,690)


  Net deposits into (deductions from)
      Separate Account                                 (84,537)           981,229             41,618         (1,169,310)
                                                ---------------------------------     ---------------------------------

    Increase (decrease) in net assets                 (112,111)           810,530           (889,878)        (1,987,000)
  Net assets, beginning of period                    1,423,027            262,098         10,264,417         16,992,567
                                                ---------------------------------     ---------------------------------

  Net assets, end of period                     $    1,310,916     $    1,072,628     $    9,374,539     $   15,005,567
                                                =================================     =================================

See accompanying notes to the unaudited interim financial statements.



                                        GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                           STATEMENT OF CHANGES IN NET ASSETS


                                   SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                     CORE BOND FUND DIVISION
                                                ---------------------------------
                                                     2001               2000
                                                ---------------------------------
Operations:
  Net investment income (expense)               $       61,500     $      110,683
  Net realized gain (loss) on investments               14,054           (316,238)
  Net unrealized gain (loss) on investments                213            505,356
                                                ---------------------------------


    Net increase (decrease) in net assets
     resulting from operations                          75,767            299,801


  Net deposits into (deductions from)
      Separate Account                                (136,528)        (1,242,006)
                                                ---------------------------------

    Increase (decrease) in net assets                  (60,761)          (942,205)
  Net assets, beginning of period                    3,130,090          9,809,670
                                                ---------------------------------

  Net assets, end of period                     $    3,069,329     $    8,867,465
                                                =================================

See accompanying notes to the unaudited interim financial statements.






                                              GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                STATEMENT OF CHANGES IN NET ASSETS


                                        SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                    AGGRESSIVE EQUITY FUND DIVISION                   NON-US FUND DIVISION
                                                 -------------------------------------       -------------------------------------
                                                       2001                  2000                  2001                  2000
                                                 -------------------------------------       -------------------------------------
Operations:
  Net investment income (expense)                $       (10,568)      $       101,659       $        (9,630)      $       118,991
  Net realized gain (loss) on investments                (35,097)              (27,775)                2,597               352,394
  Net unrealized gain (loss) on investments               22,208                57,305              (446,228)             (721,568)
                                                 -------------------------------------       -------------------------------------

    Net increase (decrease) in net assets
      resulting from operations                          (23,457)              131,189              (453,261)             (250,183)

  Net deposits into (deductions from)
      Separate Account                                  (244,418)              (31,090)               31,995              (758,204)
                                                 -------------------------------------       -------------------------------------

    Increase (decrease) in net assets                   (267,875)              100,099              (421,266)           (1,008,387)
  Net assets, beginning of period                      4,110,465             4,867,998             3,128,086             4,998,603
                                                 -------------------------------------       -------------------------------------

  Net assets, end of period                      $     3,842,590       $     4,968,097       $     2,706,820       $     3,990,216
                                                 =====================================       =====================================


                                                     INCOME & GROWTH FUND DIVISION
                                                 -------------------------------------
                                                       2001                  2000
                                                 -------------------------------------
Operations:
  Net investment income (expense)                $        21,555       $         3,317
  Net realized gain (loss) on investments               (114,305)                2,285
  Net unrealized gain (loss) on investments              (98,625)              (34,956)
                                                 -------------------------------------

    Net increase (decrease) in net assets
      resulting from operations                         (191,375)              (29,354)

  Net deposits into (deductions from)
      Separate Account                                   115,930               974,197
                                                 -------------------------------------

    Increase (decrease) in net assets                    (75,445)              944,843
  Net assets, beginning of period                      3,700,971               735,316
                                                 -------------------------------------

  Net assets, end of period                      $     3,625,526       $     1,680,159
                                                 =====================================


See accompanying notes to the unaudited interim financial statements.



                                              GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                STATEMENT OF CHANGES IN NET ASSETS


                                        SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                      INTERNATIONAL FUND DIVISION                     VALUE FUND DIVISION
                                                 -------------------------------------       ------------------------------------
                                                       2001                  2000                  2001                 2000
                                                 -------------------------------------       ------------------------------------
Operations:
  Net investment income (expense)                $       395,114       $        26,580       $        16,942      $        11,984
  Net realized gain (loss) on investments               (208,060)               11,863                51,826               (3,192)
  Net unrealized gain (loss) on investments           (1,206,061)             (210,631)               74,630               (2,147)
                                                 -------------------------------------       ------------------------------------

    Net increase (decrease) in net assets
      resulting from operations                       (1,019,007)             (172,188)              143,398                6,645

  Net deposits into (deductions from)
      Separate Account                                   665,328             2,773,986               433,303              231,330
                                                 -------------------------------------       ------------------------------------

    Increase (decrease) in net assets                   (353,679)            2,601,798               576,701              237,975
  Net assets, beginning of period                      4,618,418               604,194             1,570,872               96,878
                                                 -------------------------------------       ------------------------------------

  Net assets, end of period                      $     4,264,739       $     3,205,992       $     2,147,573      $       334,853
                                                 =====================================       ====================================



                                                     BOND PORTFOLIO FUND DIVISION
                                                 ------------------------------------
                                                       2001                 2000
                                                 ------------------------------------
Operations:
  Net investment income (expense)                $        15,638      $         9,745
  Net realized gain (loss) on investments                  8,820               (1,792)
  Net unrealized gain (loss) on investments                4,186                8,955
                                                 ------------------------------------

    Net increase (decrease) in net assets
      resulting from operations                           28,644               16,908

  Net deposits into (deductions from)
      Separate Account                                    96,627              504,089
                                                 ------------------------------------

    Increase (decrease) in net assets                    125,271              520,997
  Net assets, beginning of period                      1,118,611              141,460
                                                 ------------------------------------

  Net assets, end of period                      $     1,243,882      $       662,457
                                                 ====================================

See accompanying notes to the unaudited interim financial statements.




                                              GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                STATEMENT OF CHANGES IN NET ASSETS


                                        SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                        SMALL COMPANY PORTFOLIO                         LARGE CAP VALUE
                                                             FUND DIVISION                               FUND DIVISION
                                                 -------------------------------------       -------------------------------------
                                                       2001                  2000                  2001                  2000
                                                 -------------------------------------       -------------------------------------
Operations:
  Net investment income (expense)                $        (8,125)      $        37,579       $        (1,442)      $           (91)
  Net realized gain (loss) on investments               (484,759)               39,600                38,264                  (252)
  Net unrealized gain (loss) on investments              256,683              (112,678)               40,017                (8,081)
                                                 -------------------------------------       -------------------------------------

    Net increase (decrease) in net assets
      resulting from operations                         (236,201)              (35,499)               76,839                (8,424)

  Net deposits into (deductions from)
      Separate Account                                  (359,896)            2,033,821             1,912,745               157,036
                                                 -------------------------------------       -------------------------------------

    Increase (decrease) in net assets                   (596,097)            1,998,322             1,989,584               148,612
  Net assets, beginning of period                      4,561,402               597,436             2,883,703                     -
                                                 -------------------------------------       -------------------------------------

  Net assets, end of period                      $     3,965,305       $     2,595,758       $     4,873,287       $       148,612
                                                 =====================================       =====================================


                                                            LARGE CAP GROWTH
                                                             FUND DIVISION
                                                 -------------------------------------
                                                       2001                  2000
                                                 -------------------------------------
Operations:
  Net investment income (expense)                $        (7,989)      $          (100)
  Net realized gain (loss) on investments               (117,368)                  438
  Net unrealized gain (loss) on investments             (322,422)                3,159
                                                 -------------------------------------

    Net increase (decrease) in net assets
      resulting from operations                         (447,779)                3,497

  Net deposits into (deductions from)
      Separate Account                                 1,335,147               143,000
                                                 -------------------------------------

    Increase (decrease) in net assets                    887,368               146,497
  Net assets, beginning of period                      1,840,293                     -
                                                 -------------------------------------

  Net assets, end of period                      $     2,727,661       $       146,497
                                                 =====================================


See accompanying notes to the unaudited interim financial statements.



                                              GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                STATEMENT OF CHANGES IN NET ASSETS


                                        SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                            SMALL CAP VALUE                             SMALL CAP GROWTH
                                                             FUND DIVISION                               FUND DIVISION
                                                 -------------------------------------       -------------------------------------
                                                       2001                  2000                  2001                  2000
                                                 -------------------------------------       -------------------------------------
Operations:
  Net investment income (expense)                $          (608)      $           (56)      $        (2,619)      $           (59)
  Net realized gain (loss) on investments                  9,996                    45               (12,029)                  191
  Net unrealized gain (loss) on investments              148,194                    35               (12,674)                7,987
                                                 -------------------------------------       -------------------------------------

    Net increase (decrease) in net assets
      resulting from operations                          157,582                    24               (27,322)                8,119

  Net deposits into (deductions from)
      Separate Account                                 1,151,280                74,631               363,822                84,107
                                                 -------------------------------------       -------------------------------------

    Increase (decrease) in net assets                  1,308,862                74,655               336,500                92,226
  Net assets, beginning of period                        395,195                     -               667,605                     -
                                                 -------------------------------------       -------------------------------------

  Net assets, end of period                      $     1,704,057       $        74,655       $     1,004,105       $        92,226
                                                 =====================================       =====================================



                                                          INTERNATIONAL EQUITY
                                                             FUND DIVISION
                                                 -------------------------------------
                                                       2001                  2000
                                                 -------------------------------------
Operations:
  Net investment income (expense)                $        (8,071)      $           (91)
  Net realized gain (loss) on investments                (58,720)                  (26)
  Net unrealized gain (loss) on investments             (307,474)                   98
                                                 -------------------------------------

    Net increase (decrease) in net assets
      resulting from operations                         (374,265)                  (19)

  Net deposits into (deductions from)
      Separate Account                                 1,123,915               121,511
                                                 -------------------------------------

    Increase (decrease) in net assets                    749,650               121,492
  Net assets, beginning of period                      1,793,029                     -
                                                 -------------------------------------

  Net assets, end of period                      $     2,542,679       $       121,492
                                                 =====================================


See accompanying notes to the unaudited interim financial statements.



                                              GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                STATEMENT OF CHANGES IN NET ASSETS


                                        SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                        EMERGING MARKETS EQUITY                         CORE FIXED INCOME
                                                             FUND DIVISION                                FUND DIVISION
                                                 -------------------------------------       -------------------------------------
                                                       2001                  2000                  2001                  2000
                                                 -------------------------------------       -------------------------------------
Operations:
  Net investment income (expense)                $        (2,679)      $           (62)      $       170,707       $           315
  Net realized gain (loss) on investments                (33,146)                 (184)               34,779                     1
  Net unrealized gain (loss) on investments              (25,483)                  876                (6,148)                  187
                                                 -------------------------------------       -------------------------------------

    Net increase (decrease) in net assets
      resulting from operations                          (61,308)                  630               199,338                   503

  Net deposits into (deductions from)
      Separate Account                                   342,158                70,232               708,178                87,678
                                                 -------------------------------------       -------------------------------------

    Increase (decrease) in net assets                    280,850                70,862               907,516                88,181
  Net assets, beginning of period                        622,412                     -             5,390,170                     -
                                                 -------------------------------------       -------------------------------------

  Net assets, end of period                      $       903,262       $        70,862       $     6,297,686       $        88,181
                                                 =====================================       =====================================


                                                            HIGH YIELD BOND
                                                             FUND DIVISION
                                                 -------------------------------------
                                                       2001                  2000
                                                 -------------------------------------
Operations:
  Net investment income (expense)                $        29,833       $            77
  Net realized gain (loss) on investments                 (1,550)                    -
  Net unrealized gain (loss) on investments              (20,068)                   10
                                                 -------------------------------------

    Net increase (decrease) in net assets
      resulting from operations                            8,215                    87

  Net deposits into (deductions from)
      Separate Account                                   367,091                13,220
                                                 -------------------------------------

    Increase (decrease) in net assets                    375,306                13,307
  Net assets, beginning of period                        385,002                     -
                                                 -------------------------------------

  Net assets, end of period                      $       760,308       $        13,307
                                                 =====================================


See accompanying notes to the unaudited interim financial statements.



                                              GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                STATEMENT OF CHANGES IN NET ASSETS


                                        SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (UNAUDITED)


                                                           INTERNATIONAL FIXED                          EMERGING MARKETS
                                                          INCOME FUND DIVISION                         DEBT FUND DIVISION
                                                 -------------------------------------       -------------------------------------
                                                       2001                  2000                  2001                  2000
                                                 -------------------------------------       -------------------------------------
Operations:
  Net investment income (expense)                $        (2,307)      $            (8)      $          (726)      $            (3)
  Net realized gain (loss) on investments                   (409)                   (3)                  (66)                    -
  Net unrealized gain (loss) on investments              (55,496)                 (103)               18,137                    77
                                                 -------------------------------------       -------------------------------------

    Net increase (decrease) in net assets
      resulting from operations                          (58,212)                 (114)               17,345                    74

  Net deposits into (deductions from)
      Separate Account                                   143,264                13,870                39,553                 7,215
                                                 -------------------------------------       -------------------------------------

    Increase (decrease) in net assets                     85,052                13,756                56,898                 7,289
  Net assets, beginning of period                        616,760                     -               184,692                     -
                                                 -------------------------------------       -------------------------------------

  Net assets, end of period                      $       701,812       $        13,756       $       241,590       $         7,289
                                                 =====================================       =====================================


                                                             JANUS MID-CAP
                                                             FUND DIVISION
                                                 -------------------------------------
                                                       2001                  2000
                                                 -------------------------------------
Operations:
  Net investment income (expense)                $       (12,426)      $          (153)
  Net realized gain (loss) on investments               (647,275)                    -
  Net unrealized gain (loss) on investments             (287,697)               12,505
                                                 -------------------------------------

    Net increase (decrease) in net assets
      resulting from operations                         (947,398)               12,352

  Net deposits into (deductions from)
      Separate Account                                 1,215,987               424,733
                                                 -------------------------------------

    Increase (decrease) in net assets                    268,589               437,085
  Net assets, beginning of period                      3,346,399                     -
                                                 -------------------------------------

  Net assets, end of period                      $     3,614,988       $       437,085
                                                 =====================================

See accompanying notes to the unaudited interim financial statements.




                                              GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                STATEMENT OF CHANGES IN NET ASSETS
                                                            (UNAUDITED)


                                                   JANUS GROWTH              T. ROWE PRICE LARGE CAP
                                                  FUND DIVISION                GROWTH FUND DIVISION
                                                 ---------------      -------------------------------------
                                                  FOR THE PERIOD        FOR THE SIX          FOR THE PERIOD
                                                  MAY 1, 2000 TO        MONTHS ENDED         MAY 1, 2000 TO
                                                  JUNE 30, 2001        JUNE 30, 2001         JUNE 30, 2000
                                                 ---------------      -------------------------------------
Operations:
  Net investment income (expense)                $             -      $        (2,590)      $           (12)
  Net realized gain (loss) on investments                      -             (260,243)                    -
  Net unrealized gain (loss) on investments                   43               91,643                   307
                                                 ---------------      -------------------------------------

    Net increase (decrease) in net assets
      resulting from operations                               43             (171,190)                  295

  Net deposits into (deductions from)
      Separate Account                                     6,247             (172,700)               37,463
                                                 ---------------      -------------------------------------

    Increase (decrease) in net assets                      6,290             (343,890)               37,758
  Net assets, beginning of period                              -            1,068,108                     -
                                                 ---------------      -------------------------------------

  Net assets, end of period                      $         6,290      $       724,218       $        37,758
                                                 ===============      =====================================




                                                         T. ROWE PRICE SMALL CAP
                                                          GROWTH FUND DIVISION
                                                 -------------------------------------
                                                   FOR THE SIX          FOR THE PERIOD
                                                   MONTHS ENDED         MAY 1, 2000 TO
                                                  JUNE 30, 2001         JUNE 30, 2000
                                                 -------------------------------------
Operations:
  Net investment income (expense)                $        63,646       $            (7)
  Net realized gain (loss) on investments                 (4,665)                    2
  Net unrealized gain (loss) on investments              (55,906)                  951
                                                 -------------------------------------

    Net increase (decrease) in net assets
      resulting from operations                            3,075                   946

  Net deposits into (deductions from)
      Separate Account                                   862,223                65,219
                                                 -------------------------------------

    Increase (decrease) in net assets                    865,298                66,165
  Net assets, beginning of period                        625,305                     -
                                                 -------------------------------------

  Net assets, end of period                      $     1,490,603       $        66,165
                                                 =====================================


See accompanying notes to the unaudited interim financial statements.



                                              GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                                STATEMENT OF CHANGES IN NET ASSETS
                                                           (UNAUDITED)


                                                           ALGER EQUITY GROWTH                HARRIS OAKMARK     PIMCO INNOVATIONS
                                                          SERIES FUND DIVISION                FUND DIVISION        FUND DIVISION
                                                 -------------------------------------       ---------------     -----------------
                                                   FOR THE SIX          FOR THE PERIOD        FOR THE PERIOD       FOR THE PERIOD
                                                   MONTHS ENDED         MAY 1, 2000 TO        MAY 1, 2001 TO       MAY 1, 2001 TO
                                                  JUNE 30, 2001         JUNE 30, 2000         JUNE 30, 2001        JUNE 30, 2001
                                                 -------------------------------------       ---------------     -----------------
Operations:
  Net investment income (expense)                $        54,591       $           (77)      $             -     $              -
  Net realized gain (loss) on investments               (273,734)                    -                     -                    -
  Net unrealized gain (loss) on investments               52,666                 2,597                     -                    -
                                                 -------------------------------------       ---------------     ----------------

    Net increase (decrease) in net assets
      resulting from operations                         (166,477)                2,520                     -                    -

  Net deposits into (deductions from)
      Separate Account                                  (152,151)              266,675                     -                    -
                                                 -------------------------------------       ---------------     ----------------

    Increase (decrease) in net assets                   (318,628)              269,195                     -                    -
  Net assets, beginning of period                      1,733,246                     -                     -                    -
                                                 -------------------------------------       ---------------     ----------------

  Net assets, end of period                      $     1,414,618       $       269,195       $             -     $              -
                                                 =====================================       ===============     ================

See accompanying notes to the unaudited interim financial statements.


                                     GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                             SCHEDULE OF INVESTMENTS
                                            JUNE 30, 2001 (UNAUDITED)

                                                                   No. of Shares                     Market Value
                                                                 -----------------                -----------------

 S & P 500 Index Fund Division
         General American Capital Company                            1,355,559                      $  70,302,353

 Money Market Fund Division
         General American Capital Company                            2,312,375                         51,126,749

 Bond Index Fund Division
         General American Capital Company                              302,252                          8,542,328

 Managed Equity Fund Division
         General American Capital Company                              164,635                          7,092,141

 Asset Allocation Fund Division
         General American Capital Company                              270,249                         12,118,302

 International Index Fund Division
         General American Capital Company                              477,727                          8,863,902

 Mid-Cap Equity Fund Division
         General American Capital Company                              333,781                          6,053,914

 Small-Cap Equity Fund Division
         General American Capital Company                               83,219                          4,448,218

 Equity Income Fund Division
         Variable Insurance Products Fund                            1,030,602                         24,445,887

 Growth Fund Division
         Variable Insurance Products Fund                            1,442,830                         53,211,561

 Overseas Fund Division
         Variable Insurance Products Fund                              774,231                         12,070,266

 Asset Manager Fund Division
         Variable Insurance Products Fund II                           203,256                          5,846,942

 High Income Fund Division
         Variable Insurance Products Fund                              867,499                          2,965,506

 Mid Cap Fund Division
         Variable Insurance Products Fund                              108,307                          2,058,922

 Worldwide Hard Assets Fund Division
         Van Eck Worldwide Insurance Trust                              32,343                            372,917


See accompanying notes to the unaudited interim financial statements.


                                     GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                             SCHEDULE OF INVESTMENTS
                                            JUNE 30, 2001 (UNAUDITED)


                                                                   No. of Shares                     Market Value
                                                                 -----------------                -----------------

 Worldwide Emerging Markets Fund Division
         Van Eck Worldwide Insurance Trust                             159,410                      $   1,131,941

 Multi-Style Equity Fund Division
         Russell Insurance Funds                                       742,831                          9,374,527

 Core Bond Fund Division
         Russell Insurance Funds                                       303,597                          3,069,361

 Aggressive Equity Fund Division
         Russell Insurance Funds                                       328,492                          3,843,361

 Non-US Fund Division
         Russell Insurance Funds                                       283,127                          2,706,698

 Income & Growth Fund Division
         American Century Variable Portfolios                          534,177                          3,621,722

 International Fund Division
         American Century Variable Portfolios                          570,818                          4,241,179

 Value Fund Division
         American Century Variable Portfolios                          302,291                          2,137,200

 Bond Portfolio Fund Division
         J.P. Morgan Series Trust II                                   105,494                          1,243,771

 Small Company Portfolio Fund Division
         J.P. Morgan Series Trust II                                   279,099                          3,963,205

 Large Cap Value Fund Division
         SEI Insurance Products Trust                                  447,576                          4,874,099

 Large Cap Growth Fund Division
         SEI Insurance Products Trust                                  445,504                          2,726,485

 Small Cap Value Fund Division
         SEI Insurance Products Trust                                  127,800                          1,704,850

 Small Cap Growth Fund Division
         SEI Insurance Products Trust                                  111,367                          1,001,186

 International Equity Fund Division
         SEI Insurance Products Trust                                  380,491                          2,549,291

 Emerging Markets Equity Fund Division
         SEI Insurance Products Trust                                  155,017                            903,747


See accompanying notes to the unaudited interim financial statements.


                                     GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                                             SCHEDULE OF INVESTMENTS
                                            JUNE 30, 2001 (UNAUDITED)


                                                                   No. of Shares                     Market Value
                                                                 -----------------                -----------------

 Core Fixed Income Fund Division
         SEI Insurance Products Trust                                  604,909                      $   6,335,353


 High Yield Bond Fund Division
         SEI Insurance Products Trust                                   84,867                            766,807


 International Fixed Income Fund Division
         SEI Insurance Products Trust                                   77,088                            702,272


 Emerging Markets Debt Fund Division
         SEI Insurance Products Trust                                   22,781                            241,708


 Janus Mid-Cap Fund Division
         Metropolitan Series Fund, Inc.                                205,616                          3,667,066


 Janus Growth Fund Division
         Metropolitan Series Fund, Inc.                                    660                              6,290


 T. Rowe Price Large Cap Growth Fund Division
         Metropolitan Series Fund, Inc.                                 58,137                            694,116


 T. Rowe Price Small Cap Growth Fund Division
         Metropolitan Series Fund, Inc.                                118,616                          1,490,966


 Alger Equity Growth Fund Division
         Metropolitan Series Fund, Inc.                                 62,437                          1,397,182


 Harris Oakmark Mid Cap Fund Division
         New England Zenith Fund                                             -                                  -

 Pimco Innovations Fund Division
         New England Zenith Fund                                             -                                  -



See accompanying notes to the unaudited interim financial statements.

                 GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
              NOTE TO UNAUDITED INTERIM FINANCIAL STATEMENTS
                               JUNE 30, 2001


ORGANIZATION

General American Separate Account Eleven (the Separate Account) commenced operations on September 15, 1987 and is registered under the Investment
Company Act of 1940 (1940 Act) as a unit investment trust. The Separate
Account offers eight products: Variable Universal Life (VUL-95), Variable General Select Plus (VGSP), Variable Universal Life (VUL-100), Russell
Variable Universal Life (Russell VUL), Variable Universal Life (VUL-2000),
Joint and Survivor Universal Life (JSVUL-2000), and Destiny that receive and invest net premiums for flexible premium variable life insurance policies that are issued by General American Life Insurance Company (General American). The Separate Account is divided into thirty-nine Divisions. Each Division invests exclusively in shares of a single Fund of either General American Capital Company, Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, Van Eck Worldwide Insurance Trust, Russell Insurance Funds, American Century Variable Portfolios, Inc., J.P. Morgan Series Trust II, SEI Insurance Products Trust, Metropolitan Series Fund, or New England Zenith Fund which are open-end, diversified management companies. The Funds of the General American Capital Company, sponsored by General American, are the S & P 500
Index (formerly Equity Index), Money Market, Bond Index, Managed Equity, Asset Allocation, International Index (formerly International Equity), Mid-Cap Equity (formerly Special Equity), and the Small-Cap Equity Fund Divisions. The Funds of the Variable Insurance Products Fund, managed by Fidelity Management & Research Company, are the Equity Income, Growth, Overseas, High Income, and the Mid Cap Fund Divisions. The Fund of the Variable Insurance Products Fund II, managed by Fidelity Management and Research Company is the Asset Manager Fund. The Funds of the Van Eck Worldwide Insurance Trust, managed by Van Eck Associates Corporation, are the Worldwide Hard Assets Fund, formerly known as the Gold and Natural Resources Fund and the Worldwide Emerging Markets Fund Divisions. The Funds of the Russell Variable Insurance Product, managed by Frank Russell Investment Management Company are the Multi-Style Equity, Core Bond, Aggressive Equity, and Non-US Fund Divisions. The Funds of the American Century Variable Portfolios, Inc. managed by American Century Investments are the Income & Growth, International, and Value Fund Divisions. The Funds of the J.P. Morgan Trust II, managed by J.P. Morgan Investment Management, Inc. are the Bond Portfolio and Small Company Portfolio Fund Divisions. The Funds of the SEI Insurance Products Trust, managed by SEI Investments Management Company are the Large Cap Value, Large Cap Growth, Small Cap Value, Small Cap Growth, International Equity, Emerging Markets Equity, Core Fixed Income, High Yield Bond, International Fixed Income, and Emerging Markets Debt Fund Divisions.
The Funds of the Metropolitan Series Fund, managed by Metropolitan Life Insurance Company are the Janus Mid-Cap, T. Rowe Price Large Cap Growth, and
T. Rowe Price Small Cap Growth Fund Divisions. The Fund of the New England Zenith Fund sponsored by New England Investment Management, Inc. is the Alger Equity Growth Series. Policyholders have the option of directing their premium payments into one or all of the Funds as well as into the general account of General American, which is not generally subject to regulation under the Securities Act of 1933 or the 1940 Act.

On January 6, 2000, Metropolitan Life Insurance Company (MetLife), headquartered in New York, purchased 100% of GenAmerica Financial Corporation (the Company) for $1.2 billion in cash. General American is a wholly-owned subsidiary of GenAmerica Financial Corporation.

These interim financial statements and notes as of June 30, 2001 and for the six-month periods ended June 30, 2001 and 2000 are unaudited. The financial statements reflect all adjustments (consisting only of normal recurring accruals), which are, in the opinion of management, necessary for the fair presentation of the financial position, results of operations and changes in net assets for the interim period. These financial statements and notes should be read in conjunction with the Separate Account financial statements and notes for the period ended December 31, 2000 included in the Registration Statement on Form S-6 for the General American Separate Account 11. The results of the interim period should not be considered indicative of results to be expected for the full year.

                       GENERAL AMERICAN LIFE INSURANCE
                          COMPANY AND SUBSIDIARIES

             Unaudited Interim Consolidated Financial Statements

          As of and for the six months ended June 30, 2001 and 2000

                                 (Unaudited)


GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
INTERIM CONSOLIDATED BALANCE SHEET
JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000
(DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

                                                                  June 30,   December 31,
                                                                    2001         2000
                                                                 ---------    ---------
                                                                (unaudited)
ASSETS
Investments:
   Fixed maturities available-for-sale, at fair value            $   8,885    $   8,507
   Equity securities, at fair value                                     74           38
   Mortgage loans on real estate                                     1,437        1,504
   Real estate and real estate joint ventures                          119          113
   Policy loans                                                      2,340        2,368
   Other limited partnership interests                                  51           51
   Short-term investments                                               65           55
   Other invested assets                                             1,004        1,005
                                                                 ---------    ---------
      Total investments                                             13,975       13,641
Cash and cash equivalents                                              531          589
Accrued investment income                                              206          187
Premiums and other receivables                                       1,200        1,387
Deferred policy acquisition costs                                    1,701        1,588
Other assets                                                           532          583
Separate account assets                                              6,827        6,948
                                                                 ---------    ---------
      Total assets                                               $  24,972    $  24,923
                                                                 =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Future policy benefits                                        $   6,263    $   6,101
   Policyholder account balances                                     7,328        7,334
   Other policyholder funds                                            842          959
   Policyholder dividends payable                                      125          133
   Long-term debt                                                      505          307
   Current income taxes payable                                          8           16
   Deferred income taxes payable                                        94           70
   Other liabilities                                                 1,172        1,281
   Separate account liabilities                                      6,827        6,948
                                                                 ---------    ---------
      Total liabilities                                             23,164       23,149
                                                                 ---------    ---------

Stockholder's Equity:
   Common stock, $1 par value, 5,000,000 shares authorized;
      3,000,000 shares issued and outstanding                            3            3
   Additional paid-in capital                                        1,645        1,645
   Retained earnings                                                   140          110
   Accumulated other comprehensive income                               20           16
                                                                 ---------    ---------
      Total stockholder's equity                                     1,808        1,774
                                                                 ---------    ---------
      Total liabilities and stockholder's equity                 $  24,972    $  24,923
                                                                 =========    =========


See accompanying notes to unaudited interim consolidated financial statements.

GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(DOLLARS IN MILLIONS)

                                                                      SIX MONTHS
                                                                     ENDED JUNE 30,
                                                            ------------------------------
                                                             2001                    2000
                                                            ------                  ------
REVENUES
Premiums                                                    $  966                  $  964
Universal life and investment-type product policy fees         130                     124
Net investment income                                          550                     531
Other revenues                                                  60                     107
Net investment (losses)/gains (net of amounts allocable
   to other accounts of $2 and $(5), respectively)             (11)                      1
                                                            ------                  ------
      Total revenues                                         1,695                   1,727
                                                            ------                  ------

EXPENSES
Policyholder benefits and claims                               862                     852
Interest credited to policyholder account balances             198                     190
Policyholder dividends                                         104                     105
Other expenses (excludes amounts directly related to
   net investment losses of $2 and $(5) respectively)          448                     523
                                                            ------                  ------
      Total expenses                                         1,612                   1,670
                                                            ------                  ------

Income before provision for income taxes                        83                      57
Provision for income taxes                                      41                      22
                                                            ------                  ------
Net income                                                  $   42                  $   35
                                                            ======                  ======


See accompanying notes to unaudited interim consolidated financial statements.


GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2001
(DOLLARS IN MILLIONS)


                                                                                     Accumulated Other
                                                                                    Comprehensive Income
                                                                                    --------------------
                                                                                      Net        Foreign
                                                            Additional             Unrealized    Currency
                                                   Common    Paid-in    Retained   Investment  Translation
                                                   Stock     Capital    Earnings     Gains     Adjustment     Total
                                                   -----     -------    --------     -----     ----------     -----
BALANCE AT JANUARY 1, 2001                       $       3  $   1,645   $     110  $      26    $     (10)  $   1,774
Dividends                                                                     (12)                                (12)
Comprehensive income:
   Net income                                                                  42                                  42
   Other comprehensive income:
      Unrealized investment gains, net of
         related offsets, reclassification
         adjustments and income taxes                                                      7                        7
      Foreign currency translation adjustments                                                         (3)         (3)
                                                                                                            ---------
      Other comprehensive income                                                                                    4
                                                                                                            ---------
   Comprehensive income                                                                                            41
                                                 ---------  ---------   ---------  ---------    ---------   ---------
BALANCE AT JUNE 30, 2001 (UNAUDITED)             $       3  $   1,645   $     140  $      33    $     (13)  $   1,808
                                                 =========  =========   =========  =========    =========   =========



See accompanying notes to unaudited interim consolidated financial statements.


GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
(DOLLARS IN MILLIONS)


                                                        2001           2000
                                                      ---------     ---------

NET CASH PROVIDED BY OPERATING ACTIVITIES             $      148    $      546
                                                      ----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Sales, maturities and repayments of:
      Fixed maturities                                       965           914
      Equity securities                                      320            10
      Mortgage loans on real estate                          121            87
      Real estate and real estate joint ventures               5            12
      Other limited partnership interest                       -            (1)
   Purchases of:
      Fixed maturities                                    (1,255)       (1,884)
      Equity securities                                     (353)          (22)
      Mortgage loans on real estate                          (55)         (119)
      Real estate and real estate joint ventures             (16)          (13)
      Other limited partnership interest                       -            (4)
   Net change in short-term investments                      (10)          166
   Net change in policy loans                                 28           (18)
   Purchase of businesses, net of cash received                -            15
   Proceeds from sales of business                             -            70
   Other, net                                                (79)         (162)
                                                      ----------    ----------
Net cash used in investing activities                       (329)         (949)
                                                      ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Policyholder account balances:
      Deposits                                               501           700
      Withdrawals                                           (576)         (526)
   Long-term debt issued                                     203            79
   Long-term debt repaid                                      (5)           (1)
                                                      ----------    ----------
Net cash provided by financing activities                    123           252
                                                      ----------    ----------
Change in cash and cash equivalents                          (58)         (151)
Cash and cash equivalents, beginning of period               589           726
                                                      ----------    ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD              $      531    $      575
                                                      ==========    ==========

Supplemental disclosures of cash flow information:
Cash paid (refunded) during the period for:

   Interest                                           $      186    $        8
                                                      ==========    ==========
   Income taxes                                       $       21    $      (42)
                                                      ==========    ==========


See accompanying notes to unaudited interim consolidated financial statements.

GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTE TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

ORGANIZATION

BUSINESS
The consolidated financial statements include the assets, liabilities, and results of operations of General American Life Insurance Company ("General American" or the "Company") and the following wholly owned insurance subsidiaries: Cova Corporation ("COVA"), an insurance holding company, Paragon Life Insurance Company, Security Equity Life Insurance Company, General Life Insurance Company of America, General Life Insurance Company ("GLIC"), and its 48.9% owned subsidiary, Reinsurance Group of America, Incorporated ("RGA"), an insurance holding company. In addition, the financial statements include the assets, liabilities, and results of operations of the following wholly owned non-insurance subsidiaries: Red Oak Realty Company, White Oak Royalty Company, Krisman, Inc., GenMark, Inc., and its 59.7% owned subsidiary, Conning Corporation ("Conning").

The Company's principal lines of business, conducted through General American or one of its subsidiaries, are: Individual Life Insurance, Annuities, Group Life Insurance, Asset Management, and Reinsurance. The Company distributes its products and services primarily through a nationwide network of general agencies, independent brokers, and group sales and claims offices. The Company and its subsidiaries are licensed to do business in all fifty states, ten Canadian provinces, Puerto Rico, and the District of Columbia. Through its subsidiaries, the Company has operations in Europe, Pacific Rim countries, Latin America, and Africa.

ACQUISITION BY METLIFE
On January 6, 2000, Metropolitan Life Insurance Company ("MetLife") headquartered in New York, purchased 100% of the GenAmerica Corporation ("GenAmerica"), the Company's Parent, for $1.2 billion in cash. GenAmerica, renamed GenAmerica Financial Corporation ("GenAmerica") operates as a wholly-owned stock subsidiary of MetLife. The $1.2 billion purchase price was paid to GenAmerica's parent company, General American Mutual Holding Company ("GAMHC") and deposited in an account for the benefit of the Company's policyholders. Ultimately, these funds, minus adjustments, will be distributed to participating General American policyholders, with accumulated interest and GAMHC will be dissolved.

The acquisition of GenAmerica by MetLife was accounted under the purchase method of accounting in accordance with Accounting Principles Board Opinion
No. 16 ("APB 16"), Accounting for Business Combinations. The purchase price was allocated to the assets and liabilities acquired based upon the fair market value of such assets and liabilities at the date of acquisition. The Company allocated the purchase price to the net assets on January 1, 2000, as a convenience date. These allocations have been reflected in the January 1, 2000 balance in the Consolidated Statements of Stockholder's Equity. This purchase resulted in the creation of goodwill and other intangible assets totaling $522 million, which are being amortized between 2 and 30 years.

These interim financial statements and notes as of June 30, 2001 and for the six-month periods ended June 30, 2001 and 2000 are unaudited. The financial statements reflect all adjustments (consisting only of normal recurring accruals), which are, in the opinion of management, necessary for the fair presentation of the financial position, results of operations and changes in net assets for the interim period. These financial statements and notes should be read in conjunction with the General American consolidated financials statements and notes for the period ended December 31, 2000 included in the Registration Statement on Form S-6 for Separate Account 11 for General American. The results of the interim period should not be considered indicative of results to be expected for the full year.

                                   PART II

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

Section 351.355 of the Missouri General and Business Corporation Law, in brief, allows a corporation to indemnify any person who is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. When any person was or is a party or is threatened to be made a party in an action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, indemnification may be paid unless such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation. In the event of such a determination indemnification is allowed if a court determines that the person is fairly and reasonably entitled to indemnity. A corporation has the power to give any further indemnity to any person who is or was a director, officer, employee, or agent, provided for in the articles of incorporation or as authorized by any by-law which has been adopted by vote of the shareholders, provided that no such indemnity shall indemnify any person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest, or willful misconduct.

In accordance with Missouri law, General American's Board of Directors, at its meeting on November 19, 1987, and the policyholders of General American at the annual meeting held on January 26, 1988, adopted the following resolutions:

         "BE IT RESOLVED THAT

         1. The company shall indemnify any person who is, or was a director, officer, or employee of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any and all expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement, actually and reasonably incurred by him or her in connection with any civil, criminal, administrative, or investigative action, proceeding, or claim (including an action by or in the right of the company), by reason of the fact that he or she was serving in such capacity if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company; provided that such person's conduct is not finally adjudged to have been knowingly fraudulent, deliberately dishonest, or willful misconduct.

         2. The indemnification provided herein shall not be deemed exclusive of any other rights to which a director, officer, or employee may be entitled under any agreement, vote of policyholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity which holding such office, and shall continue as to a person who has ceased to be a director, officer, or employee and shall inure to the benefit of the heirs, executors and administrators of such a person."

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS PURSUANT TO SECTION 26(E)


General American Life Insurance Company hereby represents that the fees and charges deducted under the Policies described in the prospectus are, in the aggregate, reasonable in relation to the services rendered, the expenses expected, and the risks assumed by General American Life Insurance Company.

                     CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

o        The facing sheet.

o Executive Benefit Flexible Premium Variable Life Insurance prospectus, consisting of 311 pages.

o The undertaking to file reports required by Section 15 (d) of the 1934 Act.
o        The undertaking pursuant to Rule 484 of the 1933 Act.
o        Representations pursuant to Section 26(e) of the 1940 Act.
o        The signatures.

o Memorandum describing issuance, transfer, and redemption procedures pursuant to Rule 6e-3(T).(6)
o        Opinion and Consent of Karen A. King, FSA, MAAA.(6)
o The consent of KPMG LLP, Independent Certified Public Accountants filed herewith.
o The consent of Deloitte & Touche LLP, Independent Certified Public Accountants filed herewith.


1. The following exhibits (which correspond in number to the numbers under paragraph A of the instructions for exhibits to Form N-8B-2):

         (1) Resolution of the Board of Directors of General American Life Insurance Company authorizing establishment of the Separate Account Eleven.(1)
         (2)      Not applicable.

         (3)      (a)  Principal Underwriting Agreement.(6)
                  (b)  Proposed form of Selling Agreement.(6)
                  (c)  Commission Schedule.(6)

         (4)      Not applicable.

         (5) The Executive Benefit Flexible Premium Variable Life Insurance policy.(6)

         (6)      (a)  Amended Charter and Articles of Incorporation of General
                       American.(2)
                  (b)  Amended and Restated By-Laws of General American.(2)
         (7)      Not applicable.
         (8)      (a)      Participation Agreement with General American Capital
                           Company.(3)
                  (b)      Participation Agreement with Variable Insurance
                           Products Fund.(3)
                  (c)      Participation Agreement with Variable Insurance
                           Products II.(3)
                  (d)      Participation Agreement with J.P. Morgan Series
                           Trust II.(3)
                  (e)      Participation Agreement with Van Eck Worldwide
                           Insurance Trust.(3)
                  (f)      Participation Agreement with American Century
                           Variable Portfolios.(3)
                  (g)      Participation Agreement with SEI Insurance Products
                           Trust.(4)
                  (h)      Participation Agreement with Metropolitan Life
                           Insurance Company.(5)
                  (i)      Participation Agreement with New England Investment
                           Management, Inc.(5)
         (9)      Not applicable.

         (10) Form of application for Executive Benefit Flexible Premium Variable Life Insurance.(6)

2. Opinion of Christopher A. Martin, Counsel of Metropolitan Life Insurance Company, as to the legality of the securities being issued.(6)

3. No financial statements will be omitted from the prospectuses pursuant to prospectus instructions 1(b) or (c).
4.       Not applicable
5.       Financial Data Schedules.

---------------------

1. Incorporated by reference to the initial Registration Statement, File No. 33-48550 (VGSP), June 16, 1992.
2. Incorporated by reference to the initial Registration Statement, File No. 333-53477 (VUL 98), May 22, 1998.
3. Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement, File No. 333-53477 (VUL 98), July 31, 1998.
4. Incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement, File No. 333-83625 (Destiny), March 31, 2000.
5. Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement, File No. 333-83625 (Destiny), May 1, 2001.

6. Incorporated by reference to the initial Registration Statement, File No. 333-64216 (EBVUL), June 29, 2001.

                                 SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, General American Life Insurance Company and General American Separate Account Eleven certify that, when amended as indicated, this Registration Statement will meet all of the requirements for effectiveness pursuant to Rule 481 under the Securities Act of 1933, and they have duly caused this Registration Statement to be signed on their behalf by the undersigned thereunto duly authorized, and the seal of General American Life Insurance Company to be hereunto affixed and attested, all in the City of St. Louis, State of Missouri, on the 25th day of October 2001.


                                              GENERAL AMERICAN SEPARATE ACCOUNT
                                              ELEVEN (Registrant)

(Seal)                                   BY:  GENERAL AMERICAN LIFE
                                              INSURANCE COMPANY (for Registrant
                                              and as Depositor)


Attest:   /s/ Matthew P. McCauley        By:      /s/ Kevin C. Eichner
         ---------------------------          ----------------------------------
           Matthew P. McCauley                   Kevin C. Eichner,
           Secretary                             President and Chief Executive
                                                  Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                               Title                     Date
---------                               -----                     ----


                                    Chairman and Director
-----------------------------
Richard A. Liddy*



/s/ Kevin C. Eichner                President, Chief             10/25/01
-----------------------------       Executive Officer and
Kevin C. Eichner                    Director, Principal
                                    Executive Officer


/s/ Timothy J. Klopfenstein         Vice President and           10/25/01
-----------------------------       Chief Financial Officer
Timothy J. Klopfenstein             (Principal Accounting
                                    Officer)

-----------------------------
James M. Benson *                   Director




-----------------------------
William E. Cornelius *              Director


-----------------------------
John C. Danforth *                  Director


-----------------------------
Stewart G. Nagler *                 Director


-----------------------------
Craig D. Schnuck *                  Director


-----------------------------
William P. Stiritz *                Director


-----------------------------
Andrew C. Taylor *                  Director


-----------------------------
Robert L. Virgil, Jr. *             Director


-----------------------------
Lisa M. Weber *                     Director


-----------------------------
Virginia V. Weldon *                Director



By     /s/ Christopher A. Martin
    -----------------------------------
      Christopher A. Martin

* Original powers of attorney authorizing the Registrant's Secretary and Assistant Secretaries as well as Matthew P. McCauley, William L. Hutton, and Christopher A. Martin to sign this Registration Statement and Amendments thereto on behalf of the Board of Directors of General American Life Insurance Company are incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement, File No. 333-53477 (VUL 98), May 1, 2001.

                              INDEX TO EXHIBITS


Exhibit
Number                                      Description
------                                      -----------
i                 Consent of KPMG LLP, Independent Certified Public Accountants

ii                Consent of Deloitte & Touche LLP, Independent Certified Public Accountants